SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 31 August 2005
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                               Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX
Telstra Corporation Limited Financial Results for the Year ended 30 June 2005
Full Year 2005 Results — Analyst briefing
Telstra Chief Operations Officer Appointed
Appendix 3Z — Final Director’s Interest Notice
Appendix 3Y — Change in Directors’ Interest Notices

11 August 2005

Office of the Company Secretary

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Corporation Limited Financial Results for the Year ended 30 June 2005
In accordance with the Listing Rules, I enclose the following for immediate release:
1.	Appendix 4E — full year report

2.	Year end results and operations review — financial highlights and normalisation schedule

3.	Media release

4.	Full year financial report for the year ended 30 June 2005

5.	Directors’ report.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Telstra Corporation Limited and controlled entities	Preliminary final report
Telstra Corporation Limited and controlled entities
Appendix 4E
Preliminary final report
for the year ended 30 June 2005

1

Telstra Corporation Limited and controlled entities	Preliminary final report
Appendix 4E
Preliminary final report
30 June 2005
Telstra Corporation Limited ABN 33 051 775 556
Results for announcement to the market

	Telstra Group
	As at 30 June
	2005	2004	Movement	Movement
	$m	$m	$m	%

Extract from the statement of financial performance
Sales revenue	22,161	20,737	1,424	6.9
Revenue from ordinary activities (including interest revenue)	22,760	21,335	1,425	6.7
Net profit available to Telstra Entity shareholders	4,447	4,118	329	8.0
For fiscal 2005 and fiscal 2004, all items included in our statement of financial performance are considered to be from ordinary activities. As a result, our profit from ordinary activities after tax available to Telstra Entity shareholders is the same as our net profit available to Telstra Entity shareholders.
During fiscal 2005, there were no individual transactions that had a sufficiently significant impact on revenues or expenses that they require specific disclosure. Our results from operating activities have been impacted by the acquisition of a number of controlled entities, as outlined in note 3: ‘Details of entities which control has been gained or lost during the period’.
During fiscal 2004, the following significant items impacted on the results recorded in our statement of financial performance:
•	We sold our 22.6% shareholding in our associated entity IBM Global Services Australia Ltd (IBMGSA) with a book value of $5 million. Proceeds from the sale of this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million. As part of the disposal, we negotiated changes to a 10 year contract with IBMGSA to provide technology services. This modification to our service contract resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed at 30 June 2003. The net impact on our profit before income tax expense of these transactions was a profit of $19 million ($58 million after taking into account income tax benefits); and
•	During fiscal 2004, Telstra and PCCW Limited bought out a loan facility previously owed to a banking syndicate by our 50% owned joint venture Reach Ltd (Reach). Our share of the payment in relation to this acquisition amounted to US$155.5 million. At 30 June 2004, we provided for the non recoverability of the debt, amounting to $226 million, as we considered that Reach was not in a position to repay the amount in the medium term.
Capital management program
During fiscal 2004, we announced our capital management program, whereby the Company intends to return approximately $1,500 million to shareholders through special dividends and/or share buy-backs each year through to fiscal 2007.
In fiscal 2005, as part of this program, we paid an interim special dividend of $747 million (6 cents per share) with the interim. In addition, we completed an off market share buy-back of 185,284,669 ordinary shares. In total, 1.47% of our total issued ordinary shares, or 2.87% of our non-Commonwealth owned ordinary shares were bought back. The cost of the share buy-back comprised purchase consideration of $750 million and associated transaction costs of $6 million. The Commonwealth Government did not participate in the share buy-back. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend of $2.55 per share and a capital component of $1.50 per share.
On 11 August 2005, we declared a fully franked special dividend of 6 cents per share ($747 million), payable to our ordinary shareholders with a final fully franked dividend of 14 cents per share. The record date for the final and special dividends will be 30 September 2005 with payment being made on 31 October 2005.
On 11 August 2005, we also disclosed the intention to pay a fully franked special dividend of 6 cents per ordinary share with the interim dividend in respect of fiscal 2006. The proposed special dividend is part of the execution of our capital management program. The financial effect of the special dividend will be reflected in the fiscal 2006 financial statements.

2

Telstra Corporation Limited and controlled entities	Preliminary final report
Appendix 4E
Preliminary final report
30 June 2005
Telstra Corporation Limited ABN 33 051 775 556
Results for announcement to market (continued)
Dividends paid or declared

	Year ended 30 June
	2005	2004
	¢	¢

Dividends per share
Interim dividend	14	13
Special dividend paid with the interim dividend	6	—
Final dividend	14	13
Special dividend to be paid with the final dividend	6	—

Total	40	26

Our dividends for fiscal 2005 and fiscal 2004 are fully franked at a tax rate of 30%.
The interim dividend (including the special dividend paid with the interim dividend) for fiscal 2005 had a record date of 1 April 2005 with payment being made on 29 April 2005.
The final dividend (including the special dividend paid with the final dividend) is declared subsequent to balance date and paid in the following financial year. Our final dividend (including the special dividend paid with the final dividend) in respect of fiscal 2005 has been disclosed as an event after balance date. These dividends will have a record date of 30 September 2005 with payment to be made on 31 October 2005. Shares will trade excluding entitlement to the dividend on 26 September 2005.
In addition, our final dividend of 13 cents in respect of fiscal 2004 was provided for and paid during fiscal 2005. The final dividend had a record date of 24 September 2004 and payment was made on 29 October 2004.

3

Telstra Corporation Limited and controlled entities	Preliminary final report
Telstra Corporation Limited and controlled entities

Australian Business Number (ABN): 33 051 775 556
Contents and reference page

Appendix 4E Requirements	Reference

1. Reporting period and the previous corresponding period.	Refer to the 30 June 2005 financial report lodged with this document.

2. Results for announcement to the market.	Refer page 2 for “results for announcement to the market”.

3. Statement of financial performance with notes to the statement.	Refer to the statement of financial performance on page 5 of this report.

4. Statement of financial position with notes to the statement.	Refer to the statement of financial position on page 6 of this report.

5. Statement of cash flows with notes to the statement.	Refer to the statement of cash flows on page 7 of this report.

6. Details of individual and total dividends or distributions and dividend or distribution payments.	Refer to the “results for announcement to the market” on page 3 of this report. Also refer to note 7: Dividends and note 28: Events after balance date in the 30 June 2005 financial report lodged with this document for additional information, including discussion on franking credits.

7. Details of dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Refer item 1 on page 9 of this report.

8. Statement of retained earnings.	Refer statement of changes in shareholders’ equity on page 8 of this report.

9. Net tangible assets per security.	Refer item 2 on page 9 of this report.

10. Details of entities over which control has been gained or lost during the period.	Refer item 3 on page 9 of this report.

11. Details of joint venture entities and associated entities.	Refer item 4 on page 10 of this report.

12. Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance and financial position.	Refer item 5 on page 12 of this report.

13. Accounting standards used in compiling reports by foreign entities (e.g. International Accounting Standards).	Not applicable.

14. A commentary on the results for the period.	Refer item 6 on page 13 of this report. Also refer to item 8 on page 16 of this report for other factors likely to effect results in the future.

15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.	Refer item 7 on page 16 of this report.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.	Not applicable.

17. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.	Not applicable.

4

Telstra Corporation Limited and controlled entities	Preliminary final report
Statement of Financial Performance

for the year ended 30 June 2005

	Telstra Group
	Year ended 30 June
	2005	2004
	$m	$m

Ordinary activities
Revenue
Sales revenue	22,161	20,737
Other revenue (excluding interest revenue)	496	543

	22,657	21,280

Expenses
Labour	3,693	3,218
Goods and services purchased	4,147	3,554
Other expenses	4,055	4,255

	11,895	11,027

Share of net (profit)/loss from joint venture entities and associated entities	(9)	78

	11,886	11,105

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	10,771	10,175
Depreciation and amortisation	3,766	3,615

Earnings before interest and income tax expense (EBIT)	7,005	6,560

Interest revenue	103	55
Borrowing costs	839	767

Net borrowing costs	736	712

Profit before income tax expense	6,269	5,848

Income tax expense	1,822	1,731

Net profit	4,447	4,117
Outside equity interests in net loss	—	1

Net profit available to Telstra Entity shareholders	4,447	4,118

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities	(43)	21
Reserves recognised on equity accounting our interest in joint venture entities and associated entities	3	(5)

Valuation adjustments attributable to Telstra Entity shareholders and recognised directly in equity	(40)	16

Total changes in equity other than those resulting from transactions with Telstra
Entity shareholders as owners	4,407	4,134

	¢	¢

Basic and diluted earnings per share (cents per share)	35.5	32.4

Total dividends paid/declared (cents per share)	40.0	26.0

The above statement of financial performance is an extract from our full financial report. Refer to the 30 June 2005 financial report lodged with this document for the detailed notes to this statement.

5

Telstra Corporation Limited and controlled entities	Preliminary final report
Statement of Financial Position

as at 30 June 2005

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

Current assets
Cash assets	1,540	687
Receivables	3,609	3,608
Inventories	232	229
Other assets	796	803

Total current assets	6,177	5,327

Non current assets
Receivables	240	740
Inventories	15	10
Investments — accounted for using the equity method	49	40
Investments — other	—	80
Property, plant and equipment	23,351	22,863
Intangibles — goodwill	2,287	2,104
Intangibles — other	1,581	1,501
Other assets	2,610	2,328

Total non current assets	30,133	29,666

Total assets	36,310	34,993

Current liabilities
Payables	2,809	2,338
Interest-bearing liabilities	1,518	3,246
Income tax payable	534	539
Provisions	389	358
Revenue received in advance	1,132	1,095

Total current liabilities	6,382	7,576

Non current liabilities
Payables	122	49
Interest-bearing liabilities	11,816	9,014
Provision for deferred income tax	1,885	1,807
Provisions	836	778
Revenue received in advance	388	408

Total non current liabilities	15,047	12,056

Total liabilities	21,429	19,632

Net assets	14,881	15,361

Shareholders’ equity
Telstra Entity
Contributed equity	5,793	6,073
Reserves	(157)	(105)
Retained profits	9,243	9,391

Shareholders’ equity available to Telstra Entity shareholders	14,879	15,359
Outside equity interests
Contributed equity	2	2

Total outside equity interests	2	2

Total shareholders’ equity	14,881	15,361

The above statement of financial position is an extract from our full financial report. Refer to the 30 June 2005 financial report lodged with this document for the detailed notes to this statement.

6

Telstra Corporation Limited and controlled entities	Preliminary final report
Statement of Cash Flows

for the year ended 30 June 2005

	Telstra Group
	Year ended 30 June
	2005	2004
	$m	$m

Cash flows from operating activities
Receipts from trade and other receivables	24,526	23,205
Payments of accounts payable and to employees	(12,754)	(12,067)
Interest received	80	51
Borrowing costs paid	(879)	(846)
Dividends received	2	2
Income taxes paid	(1,718)	(1,856)
GST remitted to the Australian Taxation Office (ATO)	(1,094)	(1,056)

Net cash provided by operating activities	8,163	7,433

Cash flows from investing activities
Payments for:
- property, plant and equipment	(2,995)	(2,572)
- internal use software assets	(523)	(435)
- intangibles	(6)	(2)
- deferred expenditure	(15)	(6)

Capital expenditure (before investments)	(3,539)	(3,015)

- shares in controlled entities	(574)	(667)
- investment in joint venture entities	(10)	(1)
- investment in associated entities (including share buy-back)	(4)	1
- shares in listed securities and other investments	(2)	(1)

Investment expenditure	(590)	(668)

Total capital expenditure	(4,129)	(3,683)
Proceeds from:
- sale of property, plant and equipment	68	168
- sale of joint venture entities and associated entities	30	221
- sale of listed securities and other investments	146	24
- redemption of PCCW converting note	76	—

Net cash used in investing activities	(3,809)	(3,270)

Operating cash flows less investing cash flows	4,354	4,163

Cash flows from financing activities
Proceeds from borrowings	6,433	4,119
Proceeds from Telstra bonds	983	—
Repayment of borrowings	(5,735)	(4,274)
Repayment of Telstra bonds	(272)	(211)
Repayment of finance leases principal amount	(16)	(13)
Employee share loans	19	24
Loan to joint venture entities and associated entities	(37)	(226)
Dividends paid	(4,131)	(3,186)
Share buy-back	(756)	(1,009)

Net cash used in financing activities	(3,512)	(4,776)

Net increase/(decrease) in cash	842	(613)
Foreign currency conversion	(3)	—
Cash at the beginning of the year	687	1,300

Cash at the end of the year	1,526	687

The above statement of cash flows is an extract from our full financial report. Refer to the 30 June 2005 financial report lodged with this document for the detailed notes to this statement.

7

Telstra Corporation Limited and controlled entities	Preliminary final report
Statement of Changes in Shareholders’ Equity

for the year ended 30 June 2005
Telstra Group

			Reserves
			Foreign		Consolid-		Outside
	Contributed	Asset	currency		ation	Retained	equity
	equity	revaluation	translation	General	fair value	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	—	1	1
- net profit/(loss)	—	—	—	—	—	4,118	(1)	4,117
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(5)	—	—	—	—	(5)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	21	—	—	—	—	21
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(6)	6	—	—
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	—	—	38	(3)	—	(35)	—	—
- share buy-back	(360)	—	—	—	—	(649)	—	(1,009)
- dividends	—	—	—	—	—	(3,186)	—	(3,186)

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361
- net profit	—	—	—	—	—	4,447	—	4,447
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(2)	5	—	—	—	3
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(43)	—	—	—	—	(43)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(6)	6	—	—
- transfer of general reserve on sale of associates	—	—	—	(6)	—	6	—	—
- share buy-back	(280)	—	—	—	—	(476)	—	(756)
- dividends	—	—	—	—	—	(4,131)	—	(4,131)

Balance at 30 June 2005	5,793	32	(231)	4	38	9,243	2	14,881

The above statement of changes in shareholders’ equity is an extract from our full financial report. Refer to the 30 June 2005 financial report lodged with this document for the detailed notes to this statement.

8

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

1. Details of dividend or distribution plans in operation
During fiscal 2005 and fiscal 2004, we had no dividend or distribution reinvestment plans in operation.
2. Net tangible assets per security

	Telstra Group
	As at 30 June
	2005	2004
	¢	¢

Net tangible assets per security before providing for estimated tax on unrealised gains and losses	103.6	107.4

Net tangible assets per security after providing for estimated tax on unrealised gains and losses	88.5	93.1

3. Details of entities which control has been gained or lost during the period
Entities which control has been gained during the period
During fiscal 2005, we gained control of the following significant entities:
KAZ Group Limited
On 19 July 2004, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group) for a total consideration of $340 million, including acquisition costs.
The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and information technology management services. It operates mainly in Australia, but also conducts business in the United States and Asia.
PSINet UK Limited
On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited and its controlled entities (PSINet Group) for a total consideration of $124 million, including acquisition costs. Subsequent to acquisition, PSINet UK Limited changed its name to Telstra (PSINet) Limited.
The PSINet Group is a provider of e-business infrastructure solutions and corporate internet protocol based communication services.
ESA Holding Pty Ltd
On 17 September 2004, we acquired 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd, and Damovo HK Limited (Damovo Group) for a total consideration of $66 million, including acquisition costs. Subsequent to acquisition Damovo (Australia) Pty Ltd changed its name to Telstra Business Systems Pty Ltd.
The Damovo Group provides advanced voice and data business communication solutions and services to large enterprises and government departments.
Universal Publishers Pty Ltd
On 20 December 2004, we acquired 100% of the issued share capital of Universal Publishers Pty Ltd for a total consideration of $46 million, including acquisition costs.
Universal Publishers is a publisher of mapping and travel related products. Its publishing program includes street directories, guides, maps and road atlases.
Please refer to note 23: Investments in controlled entities in our 30 June 2005 financial report lodged with this document for additional details regarding our investments in controlled entities.
Other acquisitions
During fiscal 2005, we also acquired control of the following entities:
•	Sytec Resources Limited and its controlled entities;

•	Chief Entertainment Pty Ltd; and

•	1300 Australia Pty Ltd.
The impact of these acquisitions on our financial results and position has not been significant.
Contribution by new acquisitions
In fiscal 2005, the contribution to our net profit (including all consolidation adjustments) of our recently acquired significant controlled entities was $19 million. No individual recently acquired controlled entity made a significant contribution to our overall net profit in fiscal 2005.
Entities which control has been lost during the period
We did not lose control of any significant entities during the year ended 30 June 2005 that would materially affect users’ understanding of the financial report as at 30 June 2005.

9

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

4. Details of investments in joint ventures and associated entities

Our investment in joint venture entities are listed below:		Telstra Group
		Ownership interest
		As at 30 June
		2005	2004
Name of joint venture entity	Principal activities	%	%

FOXTEL Partnerships #	Pay television	50.0	50.0
Customer Services Pty Ltd	Customer service	50.0	50.0
FOXTEL Management Pty Ltd.	Management services	50.0	50.0
FOXTEL Cable Television Pty Ltd	Pay television	80.0	80.0
Reach Ltd (incorporated in Bermuda)	International connectivity services	50.0	50.0
Stellar Call Centres Pty Ltd.	Call centre services and solutions	—	50.0
Xantic B.V. (incorporated in Netherlands)	Global satellite communications	35.0	35.0
TNAS Limited (incorporated in New Zealand)	Toll free number portability in New Zealand	33.3	33.3
1300 Australia Pty Ltd	Acquisition and marketing of 1300 "phone words"	—	50.0
Money Solutions Pty Ltd	Financial advice and education services	50.0	—
HelpYouPay Systems Pty Ltd (formerly Red2Black Systems Pty Ltd)	Debt management services	50.0	—
HelpYouPay Pty Ltd (formerly Red2Black Payment Services Pty Ltd)	Debt management services	50.0	—
Enhanced Processing Technologies Pty Ltd	Business process outsourcing	60.0	—
Enhanced Processing Technologies Inc (incorporated in United States)	Software sales	60.0	—
Adstream (Aust) Pty Ltd	Digital advertising and asset management	33.3	—
3GIS Pty Ltd (1)	Management services	50.0	—
3GIS Partnership (1)	3G network services	50.0	—
Bridge Mobile Pte Ltd (incorporated in Singapore)	Regional roaming provider	12.5	—
m.Net Corporation Limited	Mobile phone content provider	39.5	8.3

#	This includes both the FOXTEL partnership and the FOXTEL television partnership.

Unless noted above, all investments are incorporated in Australia.

During fiscal 2005, we invested in the following significant joint venture entity:

(1)	On 6 December 2004, we signed agreements with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing third generation (3G) radio access network and fund future network development.

The 3GIS Partnership has been established to operate this network. 3GIS Pty Ltd was established to act as agent for the 3GIS Partnership.

During fiscal 2005, we have had no significant disposals of our joint venture entities.

10

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005
4. Details of investments in joint ventures and associated entities (continued)

Our investments in associated entities are listed below:		Telstra Group
		Ownership interest
		As at 30 June
		2005	2004
Name of associated entity	Principal activities	%	%

Australia-Japan Cable Holdings Limited (incorporated in Bermuda)	Network cable provider	39.9	39.9
ECard Pty Ltd	Smart card transaction processing	—	50.0
Telstra Super Pty Ltd	Superannuation trustee	100.0	100.0
Keycorp Limited	Electronic transactions solutions	47.8	47.9
Telstra Foundation Limited	Charitable trustee organisation	100.0	100.0
LinkMe Pty Ltd	Internet recruitment provider	40.0	—
Unless noted above, all investments are incorporated in Australia.
During fiscal 2005, we have had no significant acquisitions or significant disposals of associated entities.
Share of joint venture entities’ and associated entities’ net losses/ (profits)

	Year ended 30 June
	2005	2004
	$m	$m

Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:

Joint venture entities
- FOXTEL Partnerships (#)	5	44
- Stellar Call Centres Pty Ltd.	(3)	(2)
- Xantic B.V.	(3)	43

	(1)	85

Associated entities
- IBM Global Services Australia Limited	—	(3)
- ECard Pty Ltd	—	2
- Keycorp Limited	(8)	—
- PT Mitra Global Telekomunikasi Indonesia	—	(6)

	(8)	(7)

	(9)	78

#	This includes both the FOXTEL partnership and the FOXTEL television partnership.

Refer note 24 in our financial statements lodged with this document for further details on our joint venture and associated entities.

11

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

5. Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance
Statement of financial position
We continued to maintain a strong financial position with net assets of $14,881 million, compared with net assets of $15,361 million as at 30 June 2004. The decrease in net assets by $480 million comprised an increase in total liabilities of $1,797 million, offset by an increase in our total assets of $1,317 million.
The increase in total liabilities of $1,797 million was primarily due to a $1,074 million increase in total interest-bearing liabilities in order to fund the special dividend and share buy-back during fiscal 2005. The increase was facilitated by bond issues in Europe, Switzerland, New Zealand and Australia. A stronger Australian dollar has also contributed to increased interest-bearing liabilities as our cross currency swap position has moved from a net receivable to a net payable. In addition, our payables have increased by $544 million due to deferred payment terms on our acquisition of the 3G radio access network assets described below.
The increase in total assets of $1,317 million was primarily due to the following movements during the year:
•	Cash assets increased by $853 million partially due to the proceeds on our EUR€1 billion Eurobond issue being received just prior to 30 June 2005, which was invested in the short term money market at balance date;

•	Our property, plant and equipment increased by $488 million, largely due to the recognition of our share of third generation (3G) radio access network assets acquired as part of the formation of a partnership with Hutchison 3G Australia Pty Ltd;

•	Intangibles — goodwill increased by $183 million to $2,287 million (2004: $2,104 million) as a result of goodwill acquired on our investment acquisitions in the KAZ Group (KAZ), the Damovo Group (Damovo) and the PSINet Group (PSINet);

•	Non current — other assets increased by $282 million to $2,610 million, mainly due to an arrangement where our joint venture entity, Reach Ltd (Reach), allocated its international cable capacity between us and our joint venture partner, PCCW Limited (PCCW), as an indefeasible right of use agreement with a value of $216 million. As consideration, we discharged Reach’s liability to us under the capacity prepayment, previously recognised within non current receivables; and

•	Non-current receivables decreased by $500 million to $240 million (2004: $740 million) due to the termination of the capacity prepayment and the movement in our cross currency swaps portfolio to a net payable position.
Share buy-back
On 15 November 2004, we completed an off-market share buy-back 185,284,669 ordinary shares as part of our ongoing capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back
The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.47% of our total issued ordinary shares, or 2.87% of our non Commonwealth owned ordinary shares, were bought back.
Statement of Cash Flows
The group reported a strong free cash flow position, which enabled the company to increase declared dividends, fund the acquisition of number of new entities and complete an off market share buy-back We have sourced our cash through continued strong company operating activities and careful capital and cash management.
Our cash flows from operating activities grew by 9.8% to $8,163 million (2004: $7,433 million). This position was the result of higher sales revenues and continued tight control of expenditure and working capital management.
Cash used in investing activities was $3,809 million, representing an increase of $539 million over the prior year. These cash flows include consideration paid for the acquisition of KAZ, Damovo, PSINet, and various other controlled entities amounting to $574 million and substantial capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks.
Total cash flow before financing activities (free cash flow) increased by 4.6% to $4,354 million (2004: $4,163 million).
Our cash used in financing activities was $3,512 million (2004: $4,776 million) due mainly to dividend payments of $4,131 million (2004: $3,186 million) and a share buy-back of $756 million (2004: $1,009 million). These outflows were partially offset by net proceeds from borrowings of $1,375 million sourced from a number of bond issues during the year (2004: net repayment $581 million).

12

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

6. Commentary on the results for the period
Statement of Financial Performance
Our net profit for the year was $4,447 million, representing an increase of 8.0% on the prior year’s net profit of $4,118 million. Earnings before interest and income tax expense (EBIT) for fiscal 2005 was $7,005 million representing an increase of 6.8% on the prior year of $6,560 million.
Total revenue (excluding interest revenue) for the year increased by 6.5% to $22,657 million (2004: $21,280 million). Sales revenue was $22,161 million, representing a 6.9% increase on the prior year sales revenue of $20,737 million. Sales and total revenues included $548 million of revenue generated by controlled entities we acquired during the year. The entities acquired included the KAZ, Damovo and the PSINet. The acquisition of KAZ expands our IT services capability, complementing our core strength in telecommunications. Damovo improves our ability to provide advanced voice and data communication solutions, and PSINet assists us in providing converged communication and technology services internationally.
Excluding the impact of our newly acquired entities, revenue growth was mainly attributable to:
•	mobile goods and services growth of $319 million or 8.3%;

•	an increase in internet and IP solutions revenue of $364 million or 35.9%;

•	advertising and directories revenue growth of $244 million or 18.2%; and

•	an increase in pay TV bundling of $109 million or 70.8%.
These increases have been partially offset by a decline in PSTN revenues of $275 million or 3.4%. While PSTN remains a significant contributor to our revenue, it is declining as the market continues to move towards new technologies to satisfy its telecommunications requirements.
Mobile goods and services revenue increased largely due to the performance of mobile’s data revenue and international roaming. We continue to experience growth in the number of mobiles in operation as well as increased revenue from mobile handset sales.
Internet and IP solutions revenue experienced significant growth, driven by increased numbers of broadband subscribers for both our retail and wholesale offerings. Our advertising and directories revenue increased over the prior year due to the inclusion of a full year of trading activity for the Trading Post Group in fiscal 2005. In addition, further growth was experienced due to the continued take up of our new advertising offerings.
Pay TV bundling increased due to the launch of FOXTEL digital, an increase in the number of services provided and the average spend per subscriber.
Other revenue decreased by $47 million to $496 million, due primarily to the inclusion of proceeds on sale of our shareholding in IBM Global Services Aust Limited (IBMGSA) of $154 million in fiscal 2004. Our other revenue in fiscal 2005 was primarily made up of the redemption of our PCCW converting note realising $76 million and investment sales of our interests in Infonet and Intelsat amounting to $146 million.
Total expenses (before borrowing costs and income tax expense) increased by 6.3% to $15,652 million from $14,720 million in the prior year. A significant portion of this increase ($566 million) was attributable to our newly acquired controlled entities.
Labour expenses increased by 14.8% to $3,693 million (2004: $3,218 million). This increase was largely attributable to staff taken on as a result of the acquisition of controlled entities, annual salary increases due to enterprise agreements and annual reviews, and increased use of overtime and contract and agency payments to improve our front of house service and meet increased field volumes across broadband, pay TV and PSTN. We have also increased staff numbers and the use of casual staff to improve customer service and account management.
Goods and services purchased increased by 16.7% to $4,147 million in fiscal 2005 (2004: $3,554 million) due to higher handset sales and increased usage commissions due to higher prepaid mobile recharge commissions. Other increases resulted from higher handset subsidies due to the promotions offered in prior periods, growth in broadband volumes, increased bundling of pay TV services and higher network payments as a result of increased international roaming.
Depreciation and amortisation expense increased by 4.2% to $3,766 million (2004: $3,615 million), due mainly to the growth in communications plant and software asset additions required to support the increasing demand for broadband ADSL services.
Other expenses decreased by 4.7% to $4,055 million (2004: $4,255 million) mainly due to fiscal 2004 including a write down of additional funding to Reach of $226 million and $130 million to exit our contracts for information technology services with IBMGSA, corresponding with the sale of our interest in this business. In fiscal 2005 other expenses included costs from our recently acquired controlled entities and an increase in the book value of property sold and investment sales.
Income tax expense increased by 5.3% to $1,822 million in fiscal 2005, giving an overall effective tax rate of 29.1%. The increase in tax expense was primarily due to the higher profit and the fact that the prior year tax expense included a benefit of $58 million associated with the adoption of tax consolidation.
Investor return and other key ratios
Our earnings per share increased to 35.5 cents per share in fiscal 2005 from 32.4 cents per share in the prior year. This increase is due to improved earnings and a reduction in the number of shares on issue as a result of the off market share buy-back completed during fiscal 2005.

13

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

6. Commentary on the results for the period (continued)
Investor return and other key ratios (continued)
We have declared a final fully franked dividend of 14 cents per share ($1,742 million) and a fully franked special dividend of 6 cents per share ($747 million) to be paid with the final dividend, bringing dividends per share for fiscal 2005 to 40 cents per share (including special dividends of 12 cents per share). The prior year dividends amounted to 26 cents per share. We also returned $750 million to shareholders through an off market share buy-back during fiscal 2005. Other relevant measures of return to investors include the following:
•	Return on average assets — 2005: 20.4% (2004: 19.4%)
•	Return on average equity — 2005: 29.4% (2004: 26.8%)
Return on average assets is higher in fiscal 2005 primarily due to the increased profit as previously discussed. The increase in return on average equity is also attributable to higher profits and to the reduced shareholders’ equity, resulting from the share buy-back and increased dividend payments in fiscal 2005.
Segment information
For segment reporting purposes, the Telstra Group is organised along the following segments:
•	Telstra Consumer and Marketing;

•	Telstra Country Wide;

•	Telstra Business and Government;

•	Telstra International;

•	Infrastructure Services;

•	Telstra Wholesale;

•	Telstra Technology, Innovation and Products; and

•	Other (including Telstra Bigpond, Telstra Media, Sensis and our corporate areas).
Refer note 5 to our financial statements for details on the nature of the products and services provided by these segments.
The majority of our sales revenue from ordinary activities is derived from Telstra Consumer and Marketing, Telstra Business and Government, Telstra Country Wide and Telstra Wholesale.
Telstra Consumer and Marketing sales revenue increased to $5,030 million in fiscal 2005 compared with $4,956 million in fiscal 2004. This increase was driven by the continued strong performance in mobile services, led by growth in international roaming, mobile data usage and handset sales. In addition, continued strong growth in BigPond broadband and Pay TV services was also experienced due to increased marketing activities and the improved retention of existing customers through bundling initiatives. Total PSTN revenue declined as a result of competition and decreased consumer usage.
Telstra Consumer and Marketing earnings before interest and tax (EBIT) decreased by 2.3% to $2,493 million in fiscal 2005 mainly due to expense growth in dealer remuneration negotiation costs, the resolution of historical issues including dealer claims, and increased labour costs in line with this segments priority on customer focus. In addition, all business expenditure associated with mobile services for our Company is incurred by Telstra Consumer and Marketing. This expenditure includes subsidies and dealer commissions. In fiscal 2005, $205 million of our subsidy expense related to the amortisation of activities that commenced in fiscal 2004 across the business.
Telstra Country Wide sales revenue increased to $5,751 million in fiscal 2005 compared with $5,508 million in fiscal 2004. This increase was primarily due to continued strong growth in services in operation for broadband, ISDN, CDMA mobiles and bundled Pay TV. This segment has also experienced increased volumes for fixed to mobile calling and various mobile products such as mobile calls, mobile data and international roaming. The growth was partially offset by reductions in local and international direct revenues resulting from product substitution and competitor activity. In addition, basic access revenue increased in fiscal 2005 mainly as a result of a price increase in June 2004.
Telstra Country Wide EBIT increased by 3.3% to $4,944 million in fiscal 2005 predominantly due to the continued strong growth in sales revenue, which was partially offset by an increase in expenses. The expense growth was attributable to higher cost of goods sold and service fees associated with the growth in broadband and bundled Pay TV revenue.
Telstra Business and Government sales revenue increased by 8.9% to $5,214 million in fiscal 2005, primarily due to additional revenues from the acquisition of KAZ, Damovo and PSINet. The increase was partially offset by a reduction in sales revenue from the underlying business, mainly due to the decline in total PSTN revenue.
Telstra Business and Government EBIT decreased by 9.7% to $3,263 million in fiscal 2005 predominantly due to the reduction in PSTN revenue, and from the inclusion in fiscal 2004 of profit arising from the sale of our investment in IBMGSA and Commander Communications Limited. In fiscal 2005, this segment had no significant asset and investment sales.

14

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

6. Commentary on the results for the period (continued)
Segment information (continued)
Telstra Wholesale sales revenue increased by 11.7% to $2,940 million in fiscal 2005 driven by the growth in the number of local service customers and the demand for broadband services. In fiscal 2005, Telstra Wholesale experienced a continuation of re-balancing initiatives and commercial negotiations, which generally reduced prices across wholesale PSTN call revenue categories, while increasing basic access revenues. Intercarrier service revenue was impacted by continued growth in SMS interconnect revenue and mobile interconnection volumes, driven by mobile substitution and growth in the overall mobile market. However this growth was offset by reduced yields for these products. In fiscal 2005, data and internet service revenues showed solid growth, which was mainly driven by wholesale broadband offerings that led to a significant increase in the number of wholesale broadband subscribers.
Telstra Wholesale EBIT increased by 9.7% to $2,973 million in fiscal 2005 driven by sales revenue growth, partly offset by an increase in expenses. The expense growth consisted of increases in Telstra Wholesale’s allocated share of domestic outpayments, offset by a significant reduction in volumes and costs for international voice traffic, which was also assisted by an appreciating Australian dollar. Increases in labour expense were attributable to the increase in staff numbers required to support the significantly higher than planned volumes of access and broadband customers, as well as further development in, and the expansion of, the wholesale market. In addition, total IT professional services costs increased due to the revised contract conditions for system support and increased program of work to support the revenue growth and operational efficiency.
Other information
No significant events have occurred after balance date for the year ended 30 June 2005, other than:
Dividend declaration
On 11 August 2005, we declared a fully franked final dividend of 14 cents per ordinary share and a fully franked special dividend of 6 cents per ordinary share. The record date for the final and special dividends will be 30 September 2005 with payment being made on 31 October 2005. Shares will trade excluding the entitlement to the dividends on 26 September 2005.
A provision for dividend payable has been raised as at the date of declaration, amounting to $2,489 million. The financial effect of the dividend declaration was not brought to account as at 30 June 2005.
On 11 August 2005, we also disclosed the intention to pay a fully franked special dividend of 6 cents per ordinary share with the interim dividend in respect of fiscal 2006. The proposed special dividend is part of the execution of our capital management program, whereby it is our intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend will be reflected in the fiscal 2006 financial statements.
Business acquisition
On 28 June 2005, we announced the acquisition of 100% of the issued share capital of Keycorp Solutions Limited for a cash consideration of $55 million plus transaction costs. This acquisition is subject to approval by the shareholders of Keycorp Solutions Limited’s parent company, Keycorp Limited, and if approved, will be effective from 1 July 2005.
In conjunction with and conditional upon our purchase of Keycorp Solutions Limited, Keycorp Limited announced, subject to shareholder approval, it would use the proceeds from the sale to enable a pro-rata return of capital to shareholders of 41 cents per share. As a shareholder of Keycorp Limited, we are expecting to receive approximately $16 million in returned capital.
Keycorp Solutions Limited is a subsidiary of Keycorp Limited, an associated entity of ours, in which we hold 47.8% of the issued share capital. Keycorp Solutions Limited has previously partnered with us to provide payment transaction network carriage services to customers. In acquiring this entity, we will now provide the services in our own right.
As at 30 June 2005 neither the acquisition nor the return of capital has been recognised in our financial statements.
Appointment of CEO
We have appointed Sol Trujillo as our new Chief Executive Officer (CEO), effective 1 July 2005. The new CEO is undertaking an operational and strategic review to be completed within 3 to 4 months of his appointment.

15

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

7. Statement about the audit status
Our preliminary final report is based on the Telstra Corporation Limited and controlled entities financial report as at 30 June 2005, which has been audited by the Australian National Audit Office (ANAO). Refer to the 30 June 2005 financial report for the independent audit report to the members of Telstra Corporation Limited.
8. Other factors likely to affect results in the future
Adoption of International Financial Reporting Standards
Australian entities reporting under the Corporations Act 2001 must prepare their financial statements for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). This will involve preparing our first set of financial statements applying A-IFRS for the half-year ending 31 December 2005 and for the financial year ending 30 June 2006.
The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial statements using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” where comparative information is not required to be restated.
Currently we provide two years of comparative financial information in our year end financial statements to comply with applicable US Securities and Exchange Commission (SEC) requirements. The SEC has granted a one-time relief from this requirement for foreign registered companies preparing their first set of financial statements in compliance with International Financial Reporting Standards. We have elected to apply this relief and will only provide one year of comparative information in our 30 June 2006 financial statements.
For reporting in the 2006 fiscal year, comparatives will be remeasured and restated for the half-year ending 31 December 2004 and the financial year ending 30 June 2005. Most of the adjustments on transition are required to be made to opening retained profits at the beginning of the first comparative period (ie. at 1 July 2004).
We have a formal IFRS project team to manage the convergence to A-IFRS and enable us to be prepared to report for the first time in accordance with the timetable outlined above. The project team is monitored by a governance committee comprising senior members of management, which reports regularly on progress to the Audit Committee of the Telstra Board of Directors. The governance committee is monitoring our adoption of A-IFRS in accordance with an established project implementation plan. The committee has also been following the developments in IFRS and the potential impact for our transition to A-IFRS.
The IFRS project is comprised of dedicated workstreams with project teams responsible for evaluating the impact of a specific group of accounting changes resulting from the adoption of A-IFRS. The technical evaluation phase of each workstream is substantially complete and the project is in the implementation and review phases. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of A-IFRS for the 2006 fiscal year.
The following disclosures reflect the adjustments based on the work of our IFRS project team for both the Telstra Group and the Telstra Entity. The adjustments reported are based on the A-IFRS standards released as at 30 June 2005. These are subject to ongoing review and any amendments by the AASB, or by interpretative guidance from the IASB or AASB, could change the adjustments reported. The adjustments identified are our best judgements as at reporting date. The figures presented are our current best estimate of the consequences for the Company adopting A-IFRS and accordingly they remain subject to change.
There are certain items that still require resolution. We have not recognised a deferred tax liability in relation to indefinite lived intangibles as detailed in note 8 (c). Also, in respect of the Urgent Issues Group (UIG) release UIG 1042: “Subscriber Acquisition Costs in the Telecommunication Industry”, we have not changed the accounting for mobile phone handset subsidies as detailed in note 8 (j).
We set out below the key differences in accounting policy and our known estimable transitional differences from application of A-IFRS. In addition, we have included the likely impacts on the 2005 fiscal year result and financial position where known and the transitional adjustments for AASB 132/139 as at 1 July 2005.
(a) AASB 2: “Share-Based Payment” (AASB 2)
Under current AGAAP we recognise an expense for all restricted shares, performance rights, deferred shares, other like instruments and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense is equal to the funding provided to the Telstra Growthshare Trust to purchase Telstra shares on market to underpin these equity instruments, and is recognised in full in the statement of financial performance when the funding is provided. Under current AGAAP, we do not recognise an expense for options issued on the basis that instrument holders will be required to pay the option exercise price once the options vest and are exercised. We have not issued options subsequent to fiscal 2002.

16

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(a) AASB 2: “Share-Based Payment” (AASB 2) (continued)
On adoption of AASB 2 we will recognise an expense for all share-based remuneration determined with reference to the fair value of the equity instruments issued. The fair value of our equity instruments will be calculated using an appropriate valuation technique to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value calculated in accordance with AASB 2 will be charged against profit over the relevant vesting periods, and adjusted as required by the standard.
Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) we have elected not to apply AASB 2 to equity instruments issued prior to 7 November 2002 (the effective date of IFRS 2). This approach gives rise to a positive transitional adjustment to retained profits.
A transitional adjustment to increase Telstra Group opening retained profits by $55 million (Telstra Entity: $55 million) represents the reversal of the expense previously recorded under AGAAP. We will also recognise a transitional expense in Telstra Group retained profits under AASB 2 of $4 million (Telstra Entity: $4 million) relating to the amortisation over the vesting period of issues subsequent to 7 November 2002. This transitional expense will increase share capital by $4 million.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust, which administers our share based payment plans. Under current AGAAP we do not control or significantly influence the trust, as beneficial ownership and control remains with the employees who participate in the share plans, administered by the Trustee on their behalf.
Under A-IFRS, we believe that from transition date we will be required to include the results, financial position and cash flows of the Telstra Growthshare Trust within our financial statements. The following adjustments will be recorded on initial recognition within the Telstra Group and Telstra Entity:
•	elimination of the loan receivable from the Telstra Growthshare Trust ($65 million);

•	reduction in share capital to reflect the shares held in the Telstra Entity by the Telstra Growthshare Trust ($117 million); and

•	the recognition of cash assets held by the Telstra Growthshare Trust ($3 million).
Other assets and liabilities held by the Trust are insignificant to the Telstra Group and Telstra Entity.
Our interpretation of AASB 2 is that shares issued under the Telstra Employee Share Ownership Plans (TESOP 97 and TESOP 99), in conjunction with the non-recourse loans, are to be accounted for as options. As a result, the outstanding balance of the Telstra Group and Telstra Entity loans to employees under TESOP 97 and TESOP 99 amounting to $174 million (comprising $24 million current receivables and $150 million non-current receivables), will be deducted from share capital on transition to A-IFRS.
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). Under current AGAAP, we do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the Trustee on their behalf.
Under A-IFRS we will also include TESOP 97 and TESOP 99 within our financial statements from transition date. The assets and liabilities held by these trusts are insignificant to the Telstra Group and Telstra Entity.
Comparative information
The cumulative effect on the Telstra Group and Telstra Entity financial position at 30 June 2005 will be to increase cash assets by $8 million, decrease current receivables by $24 million, non current receivables by $175 million, and share capital by $257 million. Telstra Group labour expense will decrease by $10 million, interest revenue will decrease by $2 million, and dividends will decrease by $7 million for the year ended 30 June 2005.
(b) AASB 3: “Business Combinations” (AASB 3)
Our current accounting policy is to amortise goodwill over the period of expected benefit. Under A-IFRS goodwill acquired in a business combination will no longer be amortised, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment resulting in an impairment loss, it will be recognised immediately in the statement of financial performance.
Under the transitional arrangements of AASB 1 we have the option of applying AASB 3 prospectively from the transition date to A-IFRS. We have chosen this option rather than to restate all previous business combinations. The impact of AASB 3 and associated transitional arrangements will be as follows:
•	all prior business combination accounting will be frozen as at 1 July 2004; and

•	the value of goodwill will be frozen as at transition date, with any amortisation that has been, or will be, reported under AGAAP subsequent to transition date reversed for A-IFRS restatements.

17

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(b) AASB 3: “Business Combinations” (AASB 3) (continued)
Comparative information
The prohibition of amortisation of goodwill will have the effect of reducing expenses and therefore improving reported profits, subject to any impairment charges that may be required from time to time. This change in policy under A-IFRS may result in increased volatility of future earnings where impairment losses are incurred. The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase intangibles - goodwill by $145 million (Telstra Entity: $4 million). The AGAAP amortisation charge for the Telstra Group for the year ended 30 June 2005 was $145 million (Telstra Entity: $4 million), which will be reversed for A-IFRS purposes.
In addition, the amortisation charge for notional goodwill that has previously been included in the share of net loss from joint venture entities and associated entities will cease. The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase investments accounted for using the equity method by $2 million. The AGAAP notional amortisation charge for the Telstra Group for the year ended 30 June 2005 was $2 million and will be reversed for A-IFRS purposes. There is no impact on the Telstra Entity.
The adoption of AASB 3 results in adjustments being recognised for acquisitions completed subsequent to transition date in the 12 months to 30 June 2005. This means that deferred tax balances related to assets and liabilities acquired are to be recognised as part of an acquisition, subsequently resulting in adjusted goodwill balances. The effect on the Telstra Group financial position at 30 June 2005 will be to increase intangibles - goodwill by $68 million and deferred tax liabilities by $68 million. There is no impact on the Telstra Entity.
(c) AASB 112: “Income Taxes” (AASB 112)
On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, will be adopted, replacing the “income statement approach” currently used by Australian companies. Under the new method we will generally recognise deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.
The identified tax adjustments to Telstra Group deferred tax liabilities that arise on transition to other A-IFRS standards, comprise an increase of $137 million associated with the pension asset as detailed in note 8 (e), and a decrease of $138 million for the tax effect of the transitional adjustment relating to borrowing costs as detailed in note 8 (g). Opening retained earnings increase by $1 million as a result of these entries.
The identified tax adjustments to Telstra Entity deferred tax liabilities that arise on transition to other A-IFRS standards, comprise an increase of $135 million associated with the pension asset as detailed in note 8 (e), and a decrease of $129 million for the tax effect of the transitional adjustment relating to borrowing costs as detailed in note 8 (g). Opening retained earnings decrease by $6 million as a result of these entries.
In addition, a net transitional increase to Telstra Group deferred tax liabilities of $234 million will arise from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach, for items not previously required to be recognised. For the Telstra Group, this comprises $93 million for the tax effect of fair value adjustments on entities acquired by us and tax base differences on buildings of $169 million, partially offset by tax losses of $28 million. Opening retained earnings decrease by $202 million and the asset revaluation reserve reduces by $32 million as a result of these entries.
In June 2005, the Urgent Issues Group released UIG 1052: “Tax Consolidation Accounting”. This interpretation does not result in a change to reporting by the Telstra Group, but will impact on reporting for the Telstra Entity. The interpretation must be applied for the year ending 30 June 2006. Due to the timing of this release, it has not been possible to ascertain the impact on the Telstra Entity. As a result, the net transitional adjustment that will arise from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach has not been finalised for the Telstra Entity.
The tax consequences of some aspects of the adoption of A-IFRS are still unclear. The Australian Taxation Office has established a national tax liaison group IFRS sub-committee to identify, calculate and manage the consequences arising from IFRS adoption. There are also some technical aspects of AASB 112 that are the subject of further clarification as to how they will apply to us. Finalisation of these matters could give rise to further transitional adjustments from the adoption of AASB 112.
We have not recognised a deferred tax liability in relation to indefinite lived intangibles as we do not believe that this asset balance gives rise to a future tax consequence. The AASB has referred this matter to the International Financial Reporting Interpretations Committee (IFRIC), who has added this to their August 2005 agenda for consideration. The IFRIC interpretation of this issue could increase the transitional deferred tax liability adjustment by $135 million in the event that our interpretation is not supported. Subsequent to transition date another indefinite lived intangible has been acquired. Resolution of this issue could give rise to an increase in intangibles — goodwill by $2 million and deferred tax liabilities by $2 million.

18

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(d) AASB 112: “Income Taxes” (AASB 112) (continued)
Comparative information
The likely impact on the Telstra Group and Telstra Entity financial position at 30 June 2005, and for the financial performance for the year then ended, has not currently been determined.
(e) AASB 116: “Property, Plant and Equipment” (AASB 116)
Under A-IFRS, we will deem the carrying value of our property, plant and equipment to be cost from the date of transition.
Comparative information
On 6 December 2004, we acquired a 50% interest in the 3G Radio Access Network (RAN) assets of Hutchison 3G Australia Pty Ltd (H3GA) for $450 million, payable over 2 years. Due to the deferred payment terms, under current AGAAP our property, plant and equipment balance increased by $428 million, representing the present value of the purchase price calculated using our incremental borrowing rate. AASB 116 requires that a discount rate specific to the asset be used, rather than our incremental borrowing rate.
Under AGAAP, the release of interest associated with the unwinding of the present value discount is being capitalised as part of property, plant and equipment until the assets are installed ready for use. Under A-IFRS the release of interest will be expensed as incurred.
For the Telstra Group, this change in the discount rate and capitalisation of interest will result in a decrease in our property, plant and equipment of $38 million, decrease in current and non current deferred liabilities of $10 million, and decrease in deferred tax liability of $12 million as at 30 June 2005. Interest expense of the Telstra Group for the year ended 30 June 2005 will increase by $28 million, and income tax expense will decrease by $12 million. There will be no impact on the Telstra Entity.
(f) AASB 119: “Employee Benefits” (AASB 119)
Under current AGAAP, we do not recognise an asset or liability in our statement of financial position for the net position of the defined benefit schemes we sponsor in Australia and Hong Kong.
On adoption of A-IFRS, AASB 119 requires us to recognise the net position of each scheme as a transitional adjustment in the statement of financial position, with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. This Telstra Group adjustment will result in a $537 million defined benefit pension asset, an increase to opening retained profits of $400 million, and a $137 million increase to the deferred tax liability, as detailed in note 8 (c). The Telstra Entity adjustment will result in a $528 million defined benefit pension asset, an increase to opening retained profits of $393 million, and a $135 million increase to the deferred tax liability.
We have elected to early adopt the revised AASB 119. This revised version permits a number of options for recognising actuarial gains and losses on an ongoing basis. We have elected to apply the option to recognise actuarial gains and losses directly in retained profits. Other components of pension costs will be recognised in the statement of financial performance.
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase the defined benefit pension asset by $247 million, increase property, plant and equipment by $24 million, representing the capitalised portion of the additional labour cost, increase deferred tax liabilities by $63 million, and decrease retained earnings for actuarial losses by $67 million. Telstra Group labour expense will increase by $174 million, depreciation expense will increase by $2 million, and income tax expense will decrease by $51 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Entity financial position at 30 June 2005 will be to increase the defined benefit pension asset by $241 million, increase property, plant and equipment by $24 million, increase deferred tax liabilities by $61 million, and decrease retained earnings for actuarial losses by $64 million. Telstra Entity labour expense will increase by $175 million, depreciation expense will increase by $2 million, and income tax expense will decrease by $52 million for the year ended 30 June 2005.
(f) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)
The Telstra Group transitional adjustments to reset the goodwill and fair value adjustments of foreign controlled entities will result in a decrease to the foreign currency translation reserve (FCTR) of $297 million, corresponding with an increase to property, plant and equipment of $3 million, an increase of $14 million to intangible assets, and a decrease in goodwill of $314 million. The FCTR will be reset to nil following these adjustments.

19

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(f) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121) (continued)
On an ongoing basis, AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity to be expressed in the functional currency of the foreign operation. In conjunction with the transitional adjustments, this may result in additional fluctuations in our FCTR on an ongoing basis.
Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits the resetting of the FCTR to nil as at the date of transition to A-IFRS. The A-IFRS FCTR balance prior to reset is $343 million. The decision to reset will give rise to a decrease to opening retained profits of this amount. There will be no adjustment related to the Telstra Entity.
Translation differences in relation to our foreign controlled entities subsequent to transition to A-IFRS will continue to be recorded in the FCTR. The gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to A-IFRS and the resetting of the FCTR.
Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits goodwill and fair value adjustments related to foreign controlled entities to be reset to the functional currency of the foreign operations at the original date of acquisition. The financial impact of restating goodwill and fair value adjustments not denominated in functional currencies of that entity are primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to decrease intangibles - goodwill by $447 million, increase intangibles — other by $11 million, increase property, plant and equipment by $3 million and decrease FCTR by $90 million. The impact on financial performance for the year ended 30 June 2005 will be insignificant. In addition, there will be no adjustment related to the Telstra Entity.
(g) AASB 123: “Borrowing Costs” (AASB 123)
In accordance with AGAAP, we capitalise borrowing costs incurred in respect of internally constructed property, plant and equipment and software assets that meet the criteria of qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.
On transition to A-IFRS we will transfer the unamortised capitalised borrowing costs included in property, plant and equipment and software assets to retained profits. This will give rise to a reduction in Telstra Group property, plant and equipment of $396 million, a reduction in software assets of $63 million, a decrease to opening retained profits of $321 million and a $138 million decrease to deferred tax liabilities.
In relation to the Telstra Entity, this will give rise to a reduction in property, plant and equipment of $368 million, a reduction in software assets of $63 million, a decrease to opening retained profits of $302 million and a $129 million decrease to deferred tax liabilities. This election will have the impact of reducing depreciation and increasing our interest expense in subsequent reporting periods.
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to decrease property, plant and equipment by $399 million, reduce software assets by $57 million, and increase deferred tax liabilities by $138 million. Telstra Group depreciation expense will decrease by $93 million and borrowing costs will increase by $90 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Entity financial position at 30 June 2005 will be to decrease property, plant and equipment by $374 million, a reduction in software assets of $57 million and increase deferred tax liabilities by $129 million. Telstra Entity depreciation expense will decrease by $90 million, and borrowing costs will increase by $90 million for the year ended 30 June 2005.
(h) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131)
AASB 128/131 requires amounts that are in substance part of the net investment in associates or joint venture entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or joint venture entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or joint venture entities to now be treated as an extension of our equity investment. This treatment gives rise to the continuation of equity accounting of our share of the operating losses in respect of those associates and joint venture entities that are incurring losses and have balances as described above.

20

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(h) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131) (continued)
On transition to AASB 128/131, there will be a decrease to Telstra Group non current receivables of $208 million representing a capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset will be deemed to be an extension of our investment in Reach under A-IFRS. This will result in equity accounting being reinstated against the capacity prepayment as part of the transition to A-IFRS. The increase in our deemed investment balance in Reach will, however, be absorbed by the carried forward losses in Reach not previously recognised. The impact of this change on the Telstra Group will be to decrease opening retained profits by $348 million for our share of the accumulated losses, offset by an increase of $140 million to the FCTR for the translation differences on our investment in Reach. The FCTR attributable to Reach will be reset to nil as detailed in the adjustment outlined in note 8 (f). There will be no adjustment related to the Telstra Entity.
During the 2005 fiscal year we swapped our capacity prepayment with Reach for an Indefeasible Right of Use (IRU). This IRU is recorded as a deferred expense under AGAAP and is being amortised over the term of the IRU being 15 years. Refer to note 14 of our 2005 full financial report lodged with this document for further information. Under A-IFRS, this IRU will be deemed to be an extension of our investment in Reach, similar to the capacity prepayment. As such, we will continue to record the equity accounted losses in Reach against this IRU in the Telstra Group.
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to decrease intangibles - other by $216 million. The Telstra Group share of net profit from joint venture entities and associated entities will reduce by $14 million, amortisation expense will decrease by $3 million, interest revenue will decrease by $18 million and exchange losses will decrease by $21 million for the year ended 30 June 2005. There will be no adjustment related to the Telstra Entity.
(i) AASB 136: “Impairment of Assets” (AASB 136)
Our current accounting policy under AGAAP is to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We then write down the value of the non current asset where the carrying amount exceeds recoverable amount. Current AGAAP enables us to assess recoverable amount for a group of non current assets where those assets are considered to work together as one.
On adoption of AASB 136, impairment of assets will be assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications network to be a single cash generating unit for the purpose of this standard. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared communication assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.
Under current AGAAP, we assess recoverable amount on this same ubiquitous network basis, and as a result, there will be no initial adjustments to the value of our assets under A-IFRS.
Each of our controlled entities, joint venture entities and associated entities have also been assessed, and generally each significant entity will have at least one separate cash generating unit in their own right. Under current AGAAP, we generally assess recoverable amount on a similar basis, and there is not expected to be an initial adjustment to the value of our assets. In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses are to be recognised on transition to A-IFRS.
(j) AASB 138: “Intangible Assets” (AASB 138)
As part of the IFRS project, intangibles recognised under AGAAP, including software assets developed for internal use and deferred expenditure, were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use, net deferred mobile phone handset subsidies and other deferred expenditure will be reclassified from other current and non current assets to intangible assets on transition to AASB 138. This reclassification adjustment for the Telstra Group amounts to $2,817 million (Telstra Entity: $2,614 million) as at transition date.
UIG 1042: “Subscriber Acquisition Costs in the Telecommunication Industry”, was released in December 2004 and is applicable to us from 1 July 2005. It requires the costs of telephones provided to subscribers to be excluded from subscriber acquisition costs, with the provision of the telephone being accounted for as a separate sale under AASB 118: “Revenue” (AASB 118). However, neither UIG 1042 nor AASB 118 specifies how to account for the separately identifiable component.
We have previously applied US GAAP to these transactions, which also require the provision of a handset to be accounted for as a separately identifiable component. However, the detailed guidance contained under US GAAP allows us to defer these handset subsidies as the revenue allocated to a subsidised mobile handset is contingent on the delivery of the contracted services. As a result, our current accounting policy is to defer handset subsidies and amortise them over the term of the contract.

21

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(j) AASB 138: “Intangible Assets” (AASB 138) (continued)
We have written to the UIG expressing the view that our handset subsidies do represent our subscriber acquisition costs. As a result we have not adjusted our deferred handset subsidies at transition date. As at transition date, the Telstra Group deferred handset subsidies balance was $264 million (Telstra Entity: $264 million). Resolution of this issue may give rise to an additional transition adjustment, reducing retained earnings by $264 million and could also impact the financial performance and position for the year ended 30 June 2005. At this stage we are yet to quantify the potential impact on the financial performance and position in the 2005 fiscal year.
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase intangibles — other by $3,154 million (Telstra Entity: $2,837 million). There will be no impact on financial performance for the year ended 30 June 2005.
(k) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)
Under AASB 132/139, our accounting policy will change to recognise our financial instruments in the statement of financial position and to record all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities which are not at fair value will be carried at cost or amortised cost.
AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value hedges are used to hedge against changes in fair values, whereas cash flow hedges are used to hedge against variability in cash flows. Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, which may result in significant volatility in the statement of financial performance.
Our major exposure to interest rate risk and foreign currency risk arises from our foreign currency borrowings. We expect to use a combination of fair value and cash flow hedges to hedge against these risks. Cash flow hedges will hedge foreign exchange risk arising from payments on our foreign currency borrowings. Fair value hedges will hedge exposure to changes in the fair value of foreign borrowings attributable to foreign currency and interest rate risk.
Exposure to foreign currency risk also arises through our ongoing business activities, predominantly where we have purchase or settlement commitments in foreign currencies. Cash flow hedges are used to hedge foreign currency exposures of anticipated foreign currency transactions that are considered to be highly probable.
In addition, we hedge our exposure to foreign currency risk as a result of our investments in foreign operations, including our investments in TelstraClear and HKCSL. This risk is created by the translation of the net assets of these entities from their functional currency to Australian dollars.
The use of hedging instruments is governed by the guidelines set by our Board of Directors. These guidelines are currently being reviewed for potential changes from the adoption of A-IFRS.
We are required to comply with AASB 132/139 from 1 July 2005. An exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. We have elected to apply the exemption and accordingly, there will be no impact on the 30 June 2005 financial statements.
However, it is expected that the application of the recognition and measurement criteria of AASB 139 at 1 July 2005 on the Telstra Group financial assets and financial liabilities, including derivatives, will give rise to an increase in borrowings of $220 million, a decrease in net cross currency and interest rate swap liability of $343 million, an increase in reserves of $151 million and a decrease in retained earnings of $31 million. There will also be an increase in forward foreign exchange contract liabilities of $3 million.
It is expected that the application of the recognition and measurement criteria of AASB 139 at 1 July 2005 on the Telstra Entity financial assets and financial liabilities, including derivatives will give rise to an increase in borrowings of $220 million, a decrease in net cross currency and interest rate swap liability of $343 million, an increase in reserves of $154 million and a decrease in retained earnings of $31 million.
The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance and increase volatility in reported profits. The increase in volatility of reported profits will include some ineffectiveness arising from the application of hedge accounting. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are considered effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. This will create some volatility in equity reserve balances. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity.

22

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(k) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)
Under existing AGAAP, the gain or loss arising from our hedge activities is treated consistently with the gain or loss arising on the original hedged transaction or balance. This results in the majority of movements being recognised in the statement of financial performance, with the majority of hedging activities of net investments in foreign operations taken to the FCTR.
In addition to the above, AASB 139 requires that we recognise certain embedded derivatives that exist within contracts to which we are a party. Based on the work- in- progress of our IFRS project team we are not aware of any significant embedded derivatives that require separate measurement and reporting as at the transition date of 1 July 2005. This may be subject to change following finalisation of our review of all our contracts as at the transition date.

23

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(l) Summary of transitional adjustments
The following provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS for the Telstra Group as at 1 July 2004, based on the A-IFRS’s as currently issued and interpreted.
The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with the transition only required to be recognised at 1 July 2005. Refer to note 8 (k) for further information.
Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date and may be subject to change.
There are certain items that still require resolution. We have not recognised a deferred tax liability in relation to indefinite lived intangibles or determined the impact on the Telstra Entity of UIG 1052: “Tax Consolidation Accounting” as detailed in note 8 (c). Also, in respect of UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry”, we have not changed the accounting for mobile phone handset subsidies as detailed in note 8 (j).

				Telstra Group

				1 July 2004
				Effect of transition to A-IFRS		Australian
				Presentation	Accounting	equivalent
			AGAAP	adjustments	adjustments	of IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	8	(a)	687	—	3	690
Trade and other receivables	8	(a)	3,608	(24)	—	3,584
Inventories			229	—	—	229
Other assets	8	(j)	803	(491)	—	312

Total current assets			5,327	(515)	3	4,815

Non current assets
Trade and other receivables	8 (a),	(h)	740	(150)	(273)	317
Inventories			10	—	—	10
Investments — accounted for using the equity method			40	—	—	40
Investments — available for sale			80	—	—	80
Property, plant and equipment	8 (f),	(g)	22,863	—	(393)	22,470
Intangibles — goodwill	8	(f)	2,104	—	(314)	1,790
Intangibles — other	8 (f),	(j)	1,501	2,817	(49)	4,269
Defined benefit pension asset	8	(e)	—	—	537	537
Other assets	8 (g),	(j)	2,328	(2,326)	—	2

Total non current assets			29,666	341	(492)	29,515

Total assets			34,993	(174)	(489)	34,330

24

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(l) Summary of transitional adjustments (continued)

				Telstra Group

				1 July 2004
				Effect of transition to A-IFRS		Australian
				Presentation	Accounting	equivalent
			AGAAP	adjustments	adjustments	of IFRS
	Note		$m	$m	$m	$m

Current liabilities
Trade and other payables			2,338	—	—	2,338
Borrowings			3,246	—	—	3,246
Current tax payable			539	—	—	539
Provisions			358	—	—	358
Revenue received in advance			1,095	—	—	1,095

Total current liabilities			7,576	—	—	7,576

Non current liabilities
Trade and other payables			49	—	—	49
Borrowings			9,014	—	—	9,014
Deferred tax liabilities	8 (c),(e),	(g)	1,807	—	233	2,040
Provisions			778	—	—	778
Revenue received in advance			408	—	—	408

Total non current liabilities			12,056	—	233	12,289

Total liabilities			19,632	—	233	19,865

Net assets			15,361	(174)	(722)	14,465

Shareholders’ equity
Telstra Entity
Share capital			6,073	(174)	(113)	5,786
Reserves			(105)	—	154	49
Retained profits			9,391	—	(763)	8,628

Equity available to Telstra Entity shareholders			15,359	(174)	(722)	14,463

Minority interests			2	—	—	2

Total shareholders’ equity			15,361	(174)	(722)	14,465

25

Telstra Corporation Limited and controlled entities	Preliminary final report

Appendix 4E	Year ended 30 June 2005

8. Other factors likely to affect results in the future (continued)
Adoption of International Financial Reporting Standards (continued)
(m) Statement of changes in shareholders’ equity
The following statement of changes in shareholders’ equity provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS for the Telstra Group as at 1 July 2004, based on the A-IFRS’s as currently issued and interpreted. The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with the transition only required to be recognised at 1 July 2005. Refer to note 8 (k) for further information.
Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date, and may be subject to change.
There are certain items that still require resolution. We have not recognised a deferred tax liability in relation to indefinite lived intangibles as detailed in note 8 (c). Also, in respect of UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry”, we have not changed the accounting for mobile phone handset subsidies as detailed in note 8 (j).

						Telstra Group

			Share	Reserves
			capital/		Foreign		Consoli-		Outside
			Contributed	Asset	currency		dation	Retained	equity
			equity	revaluation	translation	General	fair value	profits	interests	Total
	Note		$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361
Share loans to employees	8	(a)	(174)	—	—	—	—	—	—	(174)
Shares held by employee share plan trusts	8	(a)	(117)	—	—	—	—	—	—	(117)
Services received under employee share plans	8	(a)	4	—	—	—	—	(4)	—	—
Share-based payments	8	(a)	—	—	—	—	—	55	—	55
Carrying value differences from the tax base	8	(c)	—	(32)	—	—	—	(202)	—	(234)
Net defined benefit pension asset	8	(e)	—	—	—	—	—	400	—	400
Retranslation of overseas goodwill balances	8	(f)	—	—	(297)	—	—	—	—	(297)
Resetting the foreign currency translation reserve to zero	8	(f)	—	—	343	—	—	(343)	—	—
Expensing of borrowing costs previously capitalised	8	(g)	—	—	—	—	—	(321)	—	(321)
Equity accounting for Reach Ltd	8	(h)	—	—	140	—	—	(348)	—	(208)

Balance at 1 July 2004 under A-IFRS for known estimable transitional adjustments			5,786	—	—	5	44	8,628	2	14,465

26

Telstra Corporation Limited
Full year end results and operations review
Year ended 30 June 2005
Strong result with revenue growth, earnings growth and cash growth
Highlights
•	Reported total revenue grew by 6.5%. Reported EBIT increased by 6.8%.

•	Reported net profit grew by 8.0%. Reported EPS was up by 9.6% to 35.5 cents.

•	Growth in underlying sales revenue of 3.7% and domestic sales revenue of 3.5%.

•	Underlying EBITDA grew by 2.9% and EBITDA margin was 49.4% down 0.4%.

•	Underlying EBIT grew by 3.0% and EBIT margin was 32.1 % down 0.2%.

•	Underlying net profit after tax increased by 4.6%.

•	A special dividend of 6 cents per share has been declared, along with an ordinary final dividend of 14 cents per share

•	Free cashflow grew by 4.6%

Telstra Corporation Limited and controlled entities
Financial Highlights
Year ended 30 June 2005
Telstra Corporation Limited reported a profit after tax (PAT) of $4,447 million for the year ended 30 June 2005, an increase of $329 million or 8.0% on the prior year. Earnings per share (EPS) grew by 9.6% to 35.5 cents. Reported earnings before interest and tax (EBIT) grew by 6.8% or $445 million to $7.0 billion.
After adjusting to allow like for like comparisons with the prior year ended 30 June 2004, as detailed on the normalisation schedule, underlying1 PAT increased by 4.6% or $193 million to $4,349 million, and underlying1 EPS grew by 6.7% to 34.8 cents. Underlying1 EBIT increased by 3.0% or $198 million to $6,888 million, and underlying1 earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 2.9% or $295 million to $10,596 million. Underlying1 margins declined slightly with a decrease in underlying1 EBIT margin of 0.2% to 32.1% and an underlying1 EBITDA margin decrease of 0.4% to 49.4%.
Revenue
Reported total revenue grew by 6.5% or $1.4 billion in the current year to $22.7 billion, which included revenue of $700 million generated in the year from recently acquired entities.
Underlying1 total revenue increased by 3.5% or $723 million. Underlying1 sales revenue increased by 3.7% or $770 million, due mainly to growth in broadband, mobiles, advertising and directories, pay TV bundling, and offshore services revenue, offset by a decline in PSTN calling products as migration to other products continued. Underlying1 domestic sales revenue increased by 3.5% or $666 million to $19,914 million.
Expenses
Reported total expenses (before interest and tax) grew by 6.3% or $932 million to $15.7 billion, which included expenses incurred by the newly acquired entities of $666 million in the current year. The prior year included the provision for non-recoverability of the Reach loan of $226 million.
Underlying1 operating expenses (before depreciation, amortisation and interest) rose by 4.0% or $428 million due to increased goods and services purchased and labour costs supporting revenue growth and improved customer service, partly offset by cost reduction programs. Underlying1 total expenses (before interest and tax) increased by 3.7% or $525 million which included depreciation and amortisation growth of 2.7%.
Reported net borrowing costs grew by 3.4% from $712 million to $736 million due to an increase in net debt following the share buy back, acquisitions and higher levels of capital expenditure.
Reported tax expense increased by 5.3% from $1,731 million to $1,822 million due to the growth in net profit of 7.2% and the prior year inclusion of the $58 million benefit from the adoption of tax consolidation, offset

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
by the tax impact of the non-deductible provision against the Reach loan of $65 million and lower under provision adjustments of $22 million. Underlying1 tax expense has decreased by 0.8% or $15 million.
Cash flow
Free cash flow (operating cash flow less cash flow used in investing activities) of $4.4 billion increased by 4.6% or $191 million due to higher cash provided by operating activities of $730 million from higher cash profits, lower tax payments and working capital improvements. This growth was partially offset by higher cash flows used in investing activities of $539 million due to higher operating capital expenditure.
Capital Expenditure
Domestic core operating capital expenditure increased by 16% or $449 million to $3.3 billion mainly due to growth in demand for broadband ADSL services.
Treasury operations
Telstra’s financial position remained strong with current long-term credit ratings of A+, A1 and A+ from S&P, Moody’s and Fitch respectively. Both S&P and Moody’s have Telstra on a negative outlook due to uncertainty surrounding T3. The net debt position was $11.8 billion, an increase of $623 million or 5.6%, following the share buyback, acquisitions and higher capital expenditure during the year. The statement of financial position (Balance Sheet) was maintained with strong capital settings.
Dividend
A fully franked final ordinary dividend of 14 cents per share has been declared and is payable on 31 October 2005. This was an increase of 8% on the final ordinary dividend declared in the corresponding prior period bringing the full year ordinary dividend to 28 cents per share.
Capital Management
A 6 cents per share fully franked special dividend has been declared and will be paid in conjunction with the ordinary dividend. The special dividend is part of the second tranche of our three year, $1.5 billion per annum, capital management program. We have also disclosed the intention to pay a fully franked special dividend of 6 cents per share as part of the interim dividend in fiscal 2006.
Customer Service
Customer Service performance continued at a high level across Australia as evident in the recent Australian Communications Authority report for the March 2005 quarter. National Customer Service Guarantee (CSG) performance for connections was 93% and for fault repairs was 91%. During the March quarter 99.07% of customers did not experience a fault.
Outlook
A full scale strategic review of the business is being conducted under the leadership of Sol Trujillo. The outlook may change once the review is finalised and plans are implemented.
As things currently stand:
The core commercial focus is the customer — this will not change post completion of the review. Knowing the customer by accurate market segmentation and tailoring services to meet customer needs is core to any business’s success.
In terms of the current revenue outlook, the PSTN voice decline will continue to put pressure on the company’s top line and margins. Total PSTN voice revenue is expected to fall again this year at an accelerated rate.
On the positive side our growth drivers of broadband and Sensis are each expected to be strong in the year ahead, but there is increasing aggressive pricing in the mobiles segment.
Cashflow will be impacted in fiscal 2006 by the payments to Hutchison, higher capital expenditure to meet broadband demand and investment in a number of business improvement projects, such as a broadband management system, customer access network rehabilitation and new billing platforms.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Margin pressure is expected to continue as our revenue mix changes. Earnings will likely decline in 05/06 at the EBITDA and EBIT lines. EBITDA will be impacted by the accelerating decline in high margin PSTN product revenue. EBIT will be impacted by both the accelerating PSTN revenue decline, and an increase in depreciation and amortisation with the effect of 3G network and spectrum amortisation. In this environment, new sources of revenue and further cost reductions will be necessary for earnings growth in the future. This is a focus of the strategic review.
For enquiries on these results contact:

John Stanhope	David Anderson
Chief Financial Officer	General Manager, Investor Relations
Telstra Corporation Limited	Telstra Corporation Limited
Phone: 61 3 9634 2410
Email: Investor.relations@team.telstra.com
All results stated in $A unless otherwise indicated.
N/M refers to not meaningful.
All statistical data represents management’s best estimates and excludes all Telstra internal usage statistics.

Footnotes:
1.	Underlying results are produced to allow like for like comparison by removing those items which are either not of a comparable nature owing to structural changes to the business e.g. acquisitions/consolidations, significant and non recurring or not part of the core operations of the business.

The years ended 30 June 2005 and 2004 underlying results EXCLUDE:

The impact of the acquisitions of Trading Post, Kaz Group, PSINet Group, Telstra Business Systems (formerly Damovo) and Universal Publishers, proceeds from and book value of property and investment sales, the diminution in value of investments, prior year IBMGSA contract exit costs and the tax benefit from the accounting impact of tax consolidation.

2.	Domestic core operating capital expenditure is operating capital expenditure excluding HKCSL & TelstraClear operating capital expenditure and capital expenditure on international capacity.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Index

Statement of financial performance	6
Cash flow summary	7
Statement of financial position summary	7
Statistical data summary	8
Operating and financial review
Results of Operation	9
Operating revenues	10
Mobiles	11-12
Internet & IP solutions	13-14
PSTN Products	15-16
Specialised Data	17
ISDN	18
Adverstising and Directories	18
Intercarrier services	19
Solutions management	19
Hong Kong CSL	20
TelstraClear	20
Offshore revenue	21
Inbound calling products	21
Pay TV bundling	22
Customer premises equipment	22
Payphones	22
Other sales and services	23
Other revenue	24
Operating expenses	25
Labour expense	26
Goods and services purchased	27-28
Other expenses	29-30
Share of net (profit) loss from associates and joint venture entities	31
Depreciation and Amortisation	31
International
Hong Kong CSL financial summary	32
TelstraClear financial summary	33
Net borrowing costs	34
Income tax expense	34
Cash flow	35-37
Statement of financial position — detail	38
Normalisation schedule	39-40
Quarterly data	41
Product Reconciliation	42

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Statement of financial performance
for the year ended 30 June 2005

			Year Ended 30 June 2005
	2005		2004		Reported	Underlying[1]	Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change	Change	Change	Change
		(in $ millions)			$m	$m	%	%
Mobiles
Mobile services	3,760	3,760	3,470	3,470	290	290	8.4	8.4
Mobile handsets	381	381	352	352	29	29	8.2	8.2

Total Mobiles	4,141	4,141	3,822	3,822	319	319	8.3	8.3
Internet and IP solutions
BigPond narrowband	275	275	295	295	(20)	(20)	(6.8)	(6.8)
BigPond broadband	463	463	274	274	189	189	69.0	69.0
Wholesale broadband	261	261	143	143	118	118	82.5	82.5
Wholesale internet direct and data	31	31	16	16	15	15	93.8	93.8
Internet direct	123	123	117	117	6	6	5.1	5.1
IP solutions	207	207	160	160	47	47	29.4	29.4
Other	17	17	8	8	9	9	112.5	112.5

Internet and IP solutions	1,377	1,377	1,013	1,013	364	364	35.9	35.9
PSTN Products
Basic access	3,362	3,362	3,237	3,237	125	125	3.9	3.9
Local calls	1,284	1,284	1,504	1,504	(220)	(220)	(14.6)	(14.6)
PSTN value added services	250	250	259	259	(9)	(9)	(3.5)	(3.5)
National long distance calls	1,013	1,013	1,121	1,121	(108)	(108)	(9.6)	(9.6)
Fixed to mobile	1,566	1,566	1,597	1,597	(31)	(31)	(1.9)	(1.9)
International direct	234	234	266	266	(32)	(32)	(12.0)	(12.0)

Total PSTN	7,709	7,709	7,984	7,984	(275)	(275)	(3.4)	(3.4)
Specialised Data	966	966	1,035	1,035	(69)	(69)	(6.7)	(6.7)
ISDN Products	890	890	927	927	(37)	(37)	(4.0)	(4.0)
Advertising and Directories	1,585	1,419	1,341	1,297	244	122	18.2	9.4
Intercarrier services	1,146	1,146	1,103	1,103	43	43	3.9	3.9
Solutions management	931	537	508	508	423	29	83.3	5.7
HK CSL	734	734	726	726	8	8	1.1	1.1
TelstraClear	625	625	574	574	51	51	8.9	8.9
Offshore Services Revenue	252	181	131	131	121	50	92.4	38.2
Inbound calling products	449	449	476	476	(27)	(27)	(5.7)	(5.7)
Pay TV Bundling	263	263	154	154	109	109	70.8	70.8
Customer premises equipment	229	172	184	184	45	(12)	24.5	(6.5)
Payphones	121	121	141	141	(20)	(20)	(14.2)	(14.2)
Other sales & service	743	733	618	618	125	115	20.2	18.6

Sales revenue	22,161	21,463	20,737	20,693	1,424	770	6.9	3.7
Other revenue	496	207	543	254	(47)	(47)	(8.7)	(18.5)

Total revenue	22,657	21,670	21,280	20,947	1,377	723	6.5	3.5

Expenses:
Labour	3,693	3,363	3,218	3,204	475	159	14.8	5.0
Goods and services purchased	4,147	3,941	3,554	3,543	593	398	16.7	11.2
Other expenses	4,055	3,779	4,255	3,821	(200)	(42)	(4.7)	(1.1)

Expenses before equity acc/depn/amort/interest	11,895	11,083	11,027	10,568	868	515	7.9	4.9

Share of net (profit) loss from associates and joint venture entities	(9)	(9)	78	78	(87)	(87)	(111.5)	(111.5)

Total operating expenses before depn/amort/interest	11,886	11,074	11,105	10,646	781	428	7.0	4.0

EBITDA	10,771	10,596	10,175	10,301	596	295	5.9	2.9

Depreciation	2,946	2,931	2,873	2,872	73	59	2.5	2.1
Amortisation (excl goodwill)	675	655	619	619	56	36	9.0	5.8
Goodwill amortisation	145	122	123	120	22	2	17.9	1.7

Total depreciation/amortisation	3,766	3,708	3,615	3,611	151	97	4.2	2.7

Total operating expenses before interest	15,652	14,782	14,720	14,257	932	525	6.3	3.7

EBIT	7,005	6,888	6,560	6,690	445	198	6.8	3.0

Net borrowing costs	736	731	712	712	24	19	3.4	2.7

Profit before income tax	6,269	6,157	5,848	5,978	421	179	7.2	3.0
Tax(i)	1,822	1,808	1,731	1,823	91	(15)	5.3	(0.8)

Profit after tax (bef. Outside equity interests)	4,447	4,349	4,117	4,155	330	194	8.0	4.7

Outside equity interests	0	0	1	1	(1)	(1)	(100.0)	(100.0)

Profit after tax	4,447	4,349	4,118	4,156	329	193	8.0	4.6

Effective tax rate (ii)	29.1%	29.4%	29.6%	30.5%			(0.5%)	(1.1%)
EBITDA margin on sales revenue (ii)	48.6%	49.4%	49.1%	49.8%			(0.5%)	(0.4%)
EBIT margin on sales revenue (ii)	31.6%	32.1%	31.6%	32.3%			(0.0%)	(0.2%)
Earnings per share (cents)(iii)	35.5	34.8	32.4	32.6	3.1	2.2	9.6%	6.7%

(i)	Underlying tax calculations represent management’s best estimates

(ii)	The reported and underlying percentage growth represents the percentage movement from the prior corresponding period.

(iii)	2005 EPS uses a weighted average of 12,513 million shares following the share Buy Back, 2004 EPS was based on 12,581 million shares.

Product definitions have been reviewed and where necessary in the Year Ended 30 June 2004, comparative figures have been adjusted to align with changes in presentation in the Year Ended 30 June 2005. (Refer reconciliation on page 42).

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Cash flow summary
For the year ended 30 June 2005

Cash Flow Summary
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Receipts from Customers	24,526	22,954	1,572	6.8
Payments to Suppliers/Employees	(12,754)	(11,816)	(938)	7.9
Net Interest and Finance Charges	(799)	(795)	(4)	0.5
Income Tax Paid	(1,718)	(1,856)	138	(7.4)
Dividends Received	2	2	—	0.0
GST Remitted to the ATO	(1,094)	(1,056)	(38)	3.6

Operating Cash Flow	8,163	7,433	730	9.8

Operating Capital Expenditure	(3,623)	(3,087)	(536)	17.4
Less Capitalised Interest	90	74	16	21.6

Operating Capital Expenditure	(3,533)	(3,013)	(520)	17.3
Investment Expenditure	(590)	(668)	78	(11.7)
Patents, Trademarks and Licences (including 3G spectrum)	(6)	(2)	(4)	200.0

Capital Expenditure — excluding Capitalised Interest	(4,129)	(3,683)	(446)	12.1
Receipts from Asset Sales/Other Proceeds	320	413	(93)	(22.5)

Cash flow used in Investing Activities	(3,809)	(3,270)	(539)	16.5

Operating Cash Flow less Cash Flow used in Investing Activities	4,354	4,163	191	4.6

Movements in Borrowings/Finance Leases	1,393	(379)	1,772	N/M
Employee Share Loans (Net)	19	24	(5)	(20.8)
Loan to associated Entity	(37)	(226)	189	(83.6)
Dividends Paid	(4,131)	(3,186)	(945)	29.7
Share Buy Back	(756)	(1,009)	253	(25.1)

Net Financing Activities	(3,512)	(4,776)	1,264	(26.5)

Net Cash Flow	842	(613)	1,455	(237.4)

Statement of financial position summary
As at 30 June 2005

Statement of Financial Position — Summary
	As at 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Current Assets	6,177	5,327	850	16.0
Intangibles	3,868	3,605	263	7.3
Property, Plant and Equipment	23,351	22,863	488	2.1
Total Non-Current Assets	30,133	29,666	467	1.6
Net Debt	11,790	11,167	623	5.6
Total Liabilities	21,429	19,632	1,797	9.2
Gross Debt	13,330	11,854	1,476	12.5
Net Assets/Shareholders’ Equity	14,881	15,361	(480)	(3.1)

Ratios
EBITDA Interest Cover (times)	13.0	12.9	0.10	0.8
Net Debt to EBITDA	1.1	1.1	0	0.0
Return on average assets (i)	20.4%	19.4%		1.0%
Return on average equity (i)	29.4%	26.8%		2.6%
Net debt to capitalisation (i)	44.2%	42.1%		2.1%

(i) The percentage growth represents the percentage movement from the prior corresponding period.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Statistical data summary
For the year ended 30 June 2005

Statistical Summary
	Year Ended 30 June 2005
	2005	2004	Change	Change
				%

Billable traffic data (in millions)
Local calls (number of calls)	8,469	9,397	(928)	(9.9)
National long distance minutes (i)	7,743	8,520	(777)	(9.1)
Fixed-to-mobile minutes	4,375	4,226	149	3.5
International direct minutes	580	651	(71)	(10.9)
Mobile voice telephone minutes (ii)	6,746	6,145	601	9.8
Number of SMS sent (iii)	2,289	1,944	345	17.7

Network and operations data
Basic access lines in service (iv)
Residential	5.60	5.87	(0.27)	(4.6)
Business	2.45	2.57	(0.12)	(4.7)

Total retail customers	8.05	8.44	(0.39)	(4.6)
Domestic wholesale	2.07	1.84	0.23	12.5

Total basic access lines in services (in millions)	10.12	10.28	(0.16)	(1.6)

ISDN access (basic lines equivalents) (in thousands) (v)	1,327	1,288	39	3.0

Mobile services in operation (SIO) (in thousands) (vi)
GSM	6,894	6,653	241	3.6
CDMA	1,333	951	382	40.2

Mobile services in operations	8,227	7,604	623	8.2

Total Wholesale mobile SIO (in thousands)	83	61	22	36.1

Online subscribers (in thousands)
Narrowband subscribers	1,205	1,194	11	0.9
Broadband subscribers — Retail (vii)	856	427	429	100.5
Broadband subscribers — Wholesale (viii)	888	379	509	134.3

Total Broadband subscribers (vii)	1,744	806	938	116.4

Total online subscribers	2,949	2,000	949	47.5

Total FOXTEL subscribers	1,023	904	119	13.2

Employee data
Domestic full-time staff — reported (ix)	39,657	36,159	3,498	9.7
Domestic full-time staff — underlying (ix)	36,406	35,823	583	1.6
Full-time staff and equivalents — reported (x)	46,336	41,941	4,395	10.5
Full-time staff and equivalents — underlying (x)	42,739	41,343	1,396	3.4

(i)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

(ii)	Includes all calls made from mobile telephones including long distance and international calls, excludes Data, messagebank, international roaming and Hong Kong CSL.

(iii)	SMS numbers have been restated for 02/03, 03/04 and 04/05 to include up to 20 million messages per quarter of business access manager and online sms previously excluded in error.

(iv)	Excludes Incontact services (a free service with restrictive calling access) and advanced access services, such as ISDN services

(v)	Expressed in equivalent number of clear voice channels.

(vi)	Excludes Hong Kong CSL SIOs

(vii)	Broadband subscriber numbers for 03/04 and 04/05 have been restated to include up to 5000 business subscribers previously overlooked in error

(viii)	Within Broadband, retail products include cable, satellite, HyperConnect, ADSL and Business DSL, while wholesale products include DSL Layer 1, DSL Layer 2, DSL layer 3, Spectrum Sharing and vISP Broadband.

(ix)	Excludes offshore, casual and part time employees

(x)	Includes all domestic and offshore employees, including controlled entities.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Operating and Financial Review
Results of operation
The following table illustrates reported and underlying1 results for the years ended 30 June 2005 and 2004.

Results of operations
	Year Ended 30 June 2005
	2005		2004		Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change	Change
					%	%
	(in $ millions)

Sales revenue	22,161	21,463	20,737	20,693	6.9	3.7
Other revenue	496	207	543	254	(8.7)	(18.5)

Total revenue	22,657	21,670	21,280	20,947	6.5	3.5

Expenses before equity acc/depn/amort/interest	11,895	11,083	11,027	10,568	7.9	4.9

Share of net loss from associates and joint venture entities	(9)	(9)	78	78	(111.5)	(111.5)

Total operating expenses before depn/amort/interest	11,886	11,074	11,105	10,646	7.0	4.0
Total depreciation/amortisation	3,766	3,708	3,615	3,611	4.2	2.7

Total operating expenses before interest	15,652	14,782	14,720	14,257	6.3	3.7

Earnings before interest & tax (EBIT)	7,005	6,888	6,560	6,690	6.8	3.0

Reported earnings before interest and tax (EBIT) grew by 6.8% or $445 million, however some transactions occurred in the current and previous years that do not allow like for like comparisons. After excluding the impact of these transactions, underlying1 EBIT increased by 3.0% or $198 million.
The non-comparable items excluded from the underlying1 results are reflected on the normalisation schedule on page 39, and consist of:
•	Trading Post EBIT $52 million and prior year EBIT of $9 million, acquired in March 2004;

•	Kaz Group EBIT loss of $13 million, acquired in July 2004;

•	PSINet Group EBIT of $6 million, acquired in August 2004;

•	Telstra Business Systems (formerly Damovo) EBIT loss of $11 million, acquired in September 2004;

•	Universal Publishers EBIT of nil, acquired December 2004;

•	Diminution of investments of $6 million in the current year and $227m in the prior year attributable to the provision for non-recoverability of the Reach loan;

•	EBIT from the sale of property and investments and other costs of $89 million in the current year and $88 million in the prior year.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Operating revenues
The following table includes reported and underlying1 operating revenues for the years ended 30 June 2005 and 2004.

Operating revenue by major product and service category
	Year Ended 30 June 2005
	2005		2004		Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change	Change
					%	%
	(in $ millions)

Mobiles
Mobile services	3,760	3,760	3,470	3,470	8.4	8.4
Mobile handsets	381	381	352	352	8.2	8.2

Total Mobiles	4,141	4,141	3,822	3,822	8.3	8.3
Internet & IP Solutions
BigPond narrowband	275	275	295	295	(6.8)	(6.8)
BigPond broadband	463	463	274	274	69.0	69.0
Wholesale broadband	261	261	143	143	82.5	82.5
Wholesale internet direct	31	31	16	16	93.8	93.8
Internet direct	123	123	117	117	5.1	5.1
IP solutions	207	207	160	160	29.4	29.4
Other	17	17	8	8	112.5	112.5

Total Internet and IP solutions	1,377	1,377	1,013	1,013	35.9	35.9
PSTN Products
Basic access	3,362	3,362	3,237	3,237	3.9	3.9
Local calls	1,284	1,284	1,504	1,504	(14.6)	(14.6)
PSTN value added services	250	250	259	259	(3.5)	(3.5)
National long distance calls	1,013	1,013	1,121	1,121	(9.6)	(9.6)
Fixed to mobile	1,566	1,566	1,597	1,597	(1.9)	(1.9)
International direct	234	234	266	266	(12.0)	(12.0)

Total PSTN	7,709	7,709	7,984	7,984	(3.4)	(3.4)
Specialised Data	966	966	1,035	1,035	(6.7)	(6.7)
ISDN Products	890	890	927	927	(4.0)	(4.0)
Advertising and Directories	1,585	1,419	1,341	1,297	18.2	9.4
Intercarrier services	1,146	1,146	1,103	1,103	3.9	3.9
Solutions management	931	537	508	508	83.3	5.7
HK CSL	734	734	726	726	1.1	1.1
TelstraClear	625	625	574	574	8.9	8.9
Offshore Services Revenue	252	181	131	131	92.4	38.2
Inbound calling products	449	449	476	476	(5.7)	(5.7)
Pay TV Bundling	263	263	154	154	70.8	70.8
Customer premises equipment	229	172	184	184	24.5	(6.5)
Payphones	121	121	141	141	(14.2)	(14.2)
Other sales & service	743	733	618	618	20.2	18.6

Sales revenue	22,161	21,463	20,737	20,693	6.9	3.7
Other revenue	496	207	543	254	(8.7)	(18.5)

Total revenue	22,657	21,670	21,280	20,947	6.5	3.5

Domestic sales revenue		19,914		19,248		3.5

Reported total revenue increased by 6.5% or $1,377 million which included proceeds from property and investment sales of $287 million in the current year, compared with $289 million in the prior year, and revenue generated from recently acquired entities of $700 million in the current year and $44 million in the prior year.
Underlying1 total revenue increased by 3.5% or $723 million for the year.
Revenue growth was attributable to increases in broadband, mobiles, advertising and directories, pay TV bundling, offshore revenue and other sales & service, partially offset by a decline in revenues from PSTN calling products.
Underlying1 domestic sales revenue grew by 3.5% in the year.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Mobiles

Mobiles
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Access fees and call charges	2,765	2,649	116	4.4
Value added services
International roaming	243	174	69	39.7
Mobile messagebank	187	178	9	5.1
Mobile data	541	454	87	19.2

Total value added services	971	806	165	20.5

Mobile services revenue — Retail	3,736	3,455	281	8.1
Mobile services revenue — Wholesale	24	15	9	60.0

Total mobile services revenue	3,760	3,470	290	8.4
Mobile handset sales	381	352	29	8.2

Total mobiles goods and services revenue (i)	4,141	3,822	319	8.3

GSM mobile SIO (in thousands)	6,894	6,653	241	3.6
CDMA mobile SIO (in thousands)	1,333	951	382	40.2

Total mobile SIO (in thousands)	8,227	7,604	623	8.2

Prepaid mobile SIO (in thousands)	3,570	3,102	468	15.1
Postpaid mobile SIO (in thousands)	4,657	4,502	155	3.4

Total mobile SIO (in thousands)	8,227	7,604	623	8.2

GSM wholesale mobile SIO (in thousands)	21	6	15	250.0
CDMA wholesale mobile SIO (in thousands)	62	55	7	12.7

Total wholesale mobile SIO (in thousands)	83	61	22	36.1

Number of SMS sent (in millions) (ii)	2,289	1,944	345	17.7

Deactivation rate	19.2%	17.1%	2.1%
Mobile retail voice telephone minutes (in millions)	6,746	6,145	601	9.8

Average retail revenue per user per month (iii)	39.33	40.62	(1.29)	(3.2)
Average retail prepaid revenue per user per month (iii)	12.24	13.84	(1.60)	(11.6)
Average retail postpaid revenue per user per month (iii)	59.06	57.05	2.01	3.5

Average Mobile data revenue per user per month	5.70	5.34	0.36	6.7

(i)	Excludes revenue from:

-	call termination charges, including calls from our fixed network which we categorise as fixed to mobile;

-	Hong Kong CSL which is recognised as HK CSL

(ii)	Includes retail SMS numbers which have been restated for 02/03, 03/04 and 04/05 to include up to 20 million messages per quarter of business access manager and online sms previously excluded in error.

(iii)	Average revenue per user per month is calculated using average SIOs and includes mobile data, messagebank and roaming revenues.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Mobile services revenue, including wholesale mobiles, grew by 8.4% or $290 million. Including growth in mobile handset revenue of 8.2% or $29 million, total mobile revenue achieved growth of 8.3% or $319 million to $4.1 billion.
Access fees and call revenue increased by 4.4% or $116 million due to the growth in the number of services in operation of 8.2% to 8.23 million, with the number of calling minutes increasing by 9.8%, offset by yield reductions due to the various chat promotions on the Bonus Options offers. The increase comprised:
•	growth in postpaid revenues of 3.8% or $88 million resulting from a 3.4% increase in the number of postpaid services in operation and an increase in calling minutes of 8.9%. Yield reductions from increases in customer usage of the included call allowance, together with Bonus Options, Telstra Rewards and T-Time have offset the growth;

•	growth in prepaid revenues of 9.9% or $28 million due to the increase in services in operation of 15% and prepaid calling minutes of 20%. Yield reductions due to offers such as 1c per minute and double recharge offers on Telstra prepaid plus has offset the volume growth.
Value added services increased by 21% or $165 million and comprised:
•	international roaming revenue growth of 40% or $69 million due to a 19% increase in outbound roaming minutes due to the continuing growth in international travel. Contributing to this growth was the increase in inbound roaming prices charged to wholesale partners to align Telstra’s charging structure with international standards.

•	mobile data revenue increases of 19% or $87 million due to growth in:
▪	Short Message Service (SMS) revenue of 12% or $48 million, with 2.3 billion messages sent for the year. The 18% increase in the number of messages was attributable to the growth in the total subscriber base as well as increased SMS usage. Revenue growth was offset by increased discounting initiatives, such as Telstra Rewards and Bonus Options, which provide free text and picture messaging or 15c text messaging;

▪	other mobile data growth of 87% or $39 million due to the continuing growth in the corporate segment from higher usage of General Packet Radio Service (GPRS) products, including Blackberry and Telstra Mobile Broadband™ on the CDMA network;

▪	Messagebank revenue increases of 5.1% or $9 million attributable to the 8.9% increase in minutes, offset by a slight reduction in yield as a result of discounting initiatives.
Wholesale mobiles grew by 60% or $9 million due to increased resale of services and minutes of use.
Blended average revenue per user (ARPU) fell by 3.2%, due to the continuing growth of prepaid services. Postpaid ARPU increased by 3.5% due to increases in SMS and international roaming revenue, but prepaid ARPU declined by 12% due to the myriad of discounting initiatives on offer for prepaid customers. Mobile data ARPU continued to grow, representing 14% of retail mobile services revenue.
Mobile handset revenue grew by 8.2% or $29 million, which was attributable to the increase in the number of prepaid phones sold, driven by growth in the number of CDMA prepaid customers taking advantage of the CDMA double recharge offers.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Internet and IP solutions

Internet and IP solutions
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Internet & IP solutions revenue
BigPond narrowband	275	295	(20)	(6.8)
BigPond broadband	463	274	189	69.0
Wholesale broadband	261	143	118	82.5
Wholesale internet direct	31	16	15	93.8
Internet direct	123	117	6	5.1
IP solutions	207	160	47	29.4
Other	17	8	9	112.5

Total Internet & IP solutions revenue	1,377	1,013	364	35.9

Broadband subscribers — Retail (in thousands)(i)	856	427	429	100.5
Broadband subscribers — Wholesale (in thousands)	888	379	509	134.3

Total Broadband subscribers (in thousands)	1,744	806	938	116.4

Narowband subscribers — Retail (in thousands)	1,205	1,194	11	0.9

Total online subscribers (in thousands)	2,949	2,000	949	47.5

(i)	Broadband subscriber numbers for 03/04 and 04/05 have been restated to include up to 5000 business subscribers previously overlooked in error.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Total Broadband revenue growth of $307 million is the major component of Internet and IP solutions revenue growth of $364m or 36%.
Growth in BigPond® broadband revenue of $189 million was driven by subscriber growth of 101%, with significant growth in both ADSL and cable subscribers. The high growth of this product was attributable to increased internet usage, self install kits and successful broadband marketing campaigns accompanied by new pricing plans. Business DSL has also contributed to the revenue growth after being launched in August 2003 with key customer contracts driving physicals growth and the migration of customers from premium data services.
Wholesale broadband growth of 83% or $118 million was driven by subscriber growth of 134%. However, this level of growth has been partially offset by a decline in yields per service in operation due to significant price competition.
IP solutions revenue grew by 29% or $47 million. IP MAN/Ethernet grew by $30 million as a result of major government contract wins and expansions of existing services. IP WAN grew by $14 million, driven by the implementation of large corporate contracts as customers migrate from older product technologies such as frame relay and ISDN.
Wholesale internet direct increased due to wins with larger internet service providers, growth in traffic driven by broadband uptake and customer migration to high-speed global internet direct connectivity.
Other internet products increased due to BigPond® Movies, BigPond® Music and BigPond® webhosting.
Internet direct increased due to a new VISP product launch, which saw an increase in customers, and the growing demand for highspeed global internet direct connectivity.
Offset by:
Narrowband revenue declined by 6.8% or $20 million due to competitive price reductions and the migration of high yield users to broadband services to be replaced by lower yielding customers.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
PSTN products
Total PSTN products revenue declined by 3.4% or $275 million.
An increase in basic access revenue was due to previous rebalancing initiatives, offset by a decline in basic access lines and volume reductions across local calls, international direct® and national long distance products. The local calls yield has also declined due to competitive pricing pressures and package discounts. Continued growth in fixed to mobile volumes has been offset by competitive pricing pressures, particularly in the business market.

PSTN Products
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Basic access revenue
Retail	2,725	2,717	8	0.3
Domestic wholesale	637	520	117	22.5

Total basic access revenue	3,362	3,237	125	3.9

Local call revenue	1,284	1,504	(220)	(14.6)
PSTN value added services revenue	250	259	(9)	(3.5)
National long distance call revenue	1,013	1,121	(108)	(9.6)
Fixed to mobile revenue	1,566	1,597	(31)	(1.9)
International direct revenue	234	266	(32)	(12.0)

Total PSTN revenue	7,709	7,984	(275)	(3.4)

Basic access lines in service (in millions)(i)
Residential	5.60	5.87	(0.27)	(4.6)
Business	2.45	2.57	(0.12)	(4.7)

Retail	8.05	8.44	(0.39)	(4.6)
Domestic wholesale	2.07	1.84	0.23	12.5

Total access lines in service (in millions)	10.12	10.28	(0.16)	(1.6)

Number of local calls (in millions)	8,469	9,397	(928)	(9.9)
National long distance minutes (in millions)	7,743	8,520	(777)	(9.1)
Fixed to mobile minutes (in millions)	4,375	4,226	149	3.5
International direct minutes (in millions)	580	651	(71)	(10.9)

(i)	Retail basic access lines in service have been restated to exclude incontact services in the prior period.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Basic access retail revenue has increased due to a price increase in June 2004 as part of the rebalancing initiatives, offset by a decline in the number of basic access lines due to competition and migration to other products such as ISDN, broadband and mobiles.
Basic access wholesale revenue growth was due to an increase in the number of access lines due to churn from retail as well as price increases as part of rebalancing initiatives.
Local call revenue declined mainly as a result of the 9.9% reduction in the number of calls due to product substitution to mobiles, fixed to mobile and internet products. The yield has declined in the consumer market as a result of higher package discounts and free call offers, with an acceleration of these discounts in the second half of the year. The yield has also declined in the business market due to competitive pricing pressures and in the wholesale market due to increased volume discounts. Customer churn to wholesale has also contributed to a lower yield.
The reduction in revenue for PSTN value added services included a decline in Messagebank® due to discounts offered as part of feature packaging and a lower number of Messagebank® users because of continued migration to the free product offering Telstra Home Message 101TM. Call Return (*10#) usage has declined after a steady increase in calling number display subscriptions and higher call completion rates. Also products such as PABX indial and siteline are at the end of their lifecycle, resulting in customer migration to other products such as ISDN and customnet.
The reduction in national long distance revenue was attributable to the 9.1% decline in call minutes due to shorter call durations and product substitution to mobiles, fixed to mobile and internet products. Yield also declined slightly due to increased use of capped calling rates and competitive pricing pressures, partly offset by flagfall increases.
Fixed to mobile yield has decreased due to increased competitive pricing pressures in the business sector, offset by a higher yield in the consumer market due to flagfall increases. This was offset by a 3.5% increase in volumes due to the continued growth in the number of mobile services in the Australian market.
The International direct® revenue decline was mostly due to the reduction in minutes of 11%. This reduction was due to the continued migration to aggressively priced prepaid calling cards and customers using other products such as e-mail and internet chat facilities.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Specialised Data

Specialised Data
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Data revenue
Frame relay	351	371	(20)	(5.4)
ATM	90	79	11	13.9
Digital data services	226	256	(30)	(11.7)
Leased lines	236	258	(22)	(8.5)
International private lines	26	32	(6)	(18.8)
Other specialised data	37	39	(2)	(5.1)

Total data revenue	966	1,035	(69)	(6.7)

Domestic Frame access ports (in thousands)	34	30	4	13.3
Data revenue declined by 6.7% reflecting a decline in mature products such as leased lines and digital data services (DDS), where customers have migrated to IP and DSL based product options.
Frame relay revenue declined by 5.4% due to customer migration to new technologies and discounting to retain existing business.
ATM revenue growth of 14% was due to new Government contracts, new global ATM contracts and the introduction of a new Ethernet MAN product.
DDS revenue declined by 12% due to customers migrating to new technologies such as DSL and competitive pricing pressures.
Leased lines declined due to Austpac customers migrating off Austpac to Internet, Dial IP or BDSL.
International private lines revenue declined by 19% due to intense competition and excess capacity in the market driving prices down in the Asian region.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
ISDN

ISDN Products
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

ISDN revenue
Access	421	401	20	5.0
Calls
Data	165	221	(56)	(25.3)
Voice	304	305	(1)	(0.3)

Total calls	469	526	(57)	(10.8)

Total ISDN revenue	890	927	(37)	(4.0)

ISDN access lines (basic access line equivalents) (in thousands)	1,327	1,288	39	3.0

ISDN access revenue increased by 5.0% due to growth within the SME and consumer market, as corporate customers migrate to new advanced data products. Services in operation increased by 3.0% due to campaign activity in the SME and consumer market.
The 11% reduction in calling revenue includes a 25% decline in data call revenue as the customer mix changes.
Voice call revenue declined slightly due to a reduction in yield as a result of competitive pricing pressure.
Advertising and Directories

Advertising and Directories
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

Advertising and Directories — Reported	1,585	1,341	244	18.2
Less Adjustments	166	44	122	N/M

Advertising and Directories — Underlying	1,419	1,297	122	9.4

Reported advertising and directories revenue grew by 18%. After excluding Trading Post and Universal Publishers revenue, underlying advertising and directories revenue increased by 9.4%.
White Pages revenue increased by 14% or $33 million due to the introduction of new initiatives, such as additional colour listing options and quarter page listing advertisements. Yellow Pages revenue grew by 4.9% or $48 million which was attributable to the introduction of full-page advertising options into additional categories and guide panel display enhancements. Other directory products grew by 48% or $39 million, mainly in the area of Yellow Pages Online advertising from customer and yield growth, and increase in location and navigation products such as Where is and Citysearch.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Intercarrier Services

Intercarrier services
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

Intercarrier services revenue	1,146	1,103	43	3.9

The 3.9% or $43 million increase in intercarrier services revenue was driven by:
Increased wholesale mobile solutions of $24 million, due to higher SMS interconnect revenue of 29% or $18 million from growth in mobiles services and the continued popularity of the text messaging, and higher mobile domestic roaming as a result of Hutchison roaming on to the Telstra network.
Higher wholesale transmission solutions of $23 million driven by an increase in international revenue due to higher volumes resulting from special rate offers on international carriage and the introduction of the Global Links “Lite” product pitched at the calling card market and high yield Global Linx “Premium” product taken up by Vodafone. In addition, domestic wholesale leased transmission increased by 6.1% due to growth in services of 30%, partially offset by lower yields from oversupply of capacity in the market over recent years.
Growth in facilities access revenue of 28% or $13 million from increased demand for exchange and associated equipment, as well as mobile tower access as other carriers seek to expand their infrastructure over time.
Growth in mobiles terminating access revenue of 1.8% or $8 million due to higher volumes of 13% from increased mobile services including non-Telstra mobiles, offset by yield reductions arising from regulatory pricing pressures on mobile terminating rates.
Offset by:
Reductions in PSTN/ISDN interconnect access of 8% or $27 million due to yield reduction arising from price rebalancing initiatives.
Solutions Management

Solutions management
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

Solutions management revenue — Reported	931	508	423	83.3
Less Adjustments	394	0	394	N/M

Solutions management revenue — Underlying	537	508	29	5.7

Reported solutions management revenue increased by 83% and included revenue from Kaz Group and Telstra Business Systems (formerly Damovo), acquired by Telstra in July and September 2004 respectively.
Underlying solutions management revenue increased by 5.7%. Managed services revenue increased due to major corporate contract activity. Radio Services revenue increased due to the construction of government radio sites.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Hong Kong CSL

HK CSL	`
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

HKCSL revenue	734	726	8	1.1

Hong Kong CSL increased sales revenues by 1.1% or $8 million. In Hong Kong dollars, revenue growth of 7.0% was achieved, partially offset by unfavourable currency fluctuations. Increases in international voice, data and prepaid revenues were achieved as well as growth in mobile handset sales due to the move into new markets and the launch of new models with advanced features. Continued aggressive price competition has caused a decline in local voice revenue.
TelstraClear

TelstraClear
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

TelstraClear revenue	625	574	51	8.9

TelstraClear achieved revenue growth of 8.9% or $51 million from continued strong retail revenue growth and favourable foreign currency movements. In New Zealand dollars, TelstraClear revenue increased by 3.7% which was attributable to retail growth in the consumer and small-medium enterprise sector with the introduction of HomePlan into the mass market. Revenue for the year included the acquisition of Sytec in November 2004.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Offshore services revenue

Offshore services revenue
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

Total offshore services revenue — Reported	252	131	121	92.4
Less Adjustments	71	0	71	N/M

Total offshore services revenue — Underlying	181	131	50	38.2

Comprising:
Telstra Europe	130	88	42	47.7
Telstra Inc	33	35	(2)	(5.7)
Other CE	18	8	10	N/M

	181	131	50	38.2

Reported offshore revenue has increased by 92% or $121 million for the year. This increase included revenue generated by PSINet Group, acquired by Telstra in August 2004, of $71 million.
Excluding PSINet Group revenue, underlying offshore services revenue grew by 38% or $50 million, attributable to:
•	Growth achieved by Telstra Europe of $42 million due to the development of the Voice Reseller sales channel and the acquisition of customer and network bases from Powergen and Cable Telecom in the UK in October 2003 and February 2004 respectively; and

•	Other offshore services revenue of $10 million, which was generated by new business operations of Telstra Singapore and Telstra Hong Kong in providing international connectivity to multinational corporations.
Inbound calling products

Inbound calling products
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Inbound calling products revenue	449	476	(27)	(5.7)

B party minutes (in millions)	2,773	2,708	65	2.4
A party calls (in millions)	940	938	2	0.2

Inbound calling products revenue has declined by 5.7% or $27 million due to:
▪	Reduction in Freecall™ 1800 of $10 million from intense pricing competition leading to a yield reduction offset by higher call minutes.

▪	B Party revenue declined by $8 million due to competitive market pressures resulting in lower yields offset by higher call minutes.

▪	Other Inbound product revenue including Infocall (190) decreased $8 million due to product substitution and lower usage.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Pay TV Bundling

Pay TV Bundling
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

Pay TV Bundling revenue	263	154	109	70.8

FOXTEL Pay TV Bundling subscribers (thousands)	280	235	45	19.1
Austar Pay TV Bundling subscribers (thousands)	55	23	32	139.1

Bundled Pay TV subscribers (thousands)	335	258	77	29.8

Pay TV bundling has continued to grow rapidly with the launch of FOXTEL Digital and the free installation/upgrade campaigns run through the year. Revenue increased by 71% or $109 million in the year due to an increase in the number of services provided and the spend per subscriber for both FOXTEL and Austar. Subscribers on Foxtel bundles increased by 19% and Austar bundles have more than doubled, increasing by 32,000 subscribers.
Customer premises equipment

Customer premises equipment
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

Customer premises equipment revenue — Reported	229	184	45	24.5
Less Adjustments	57	0	57	N/M

Customer premises equipment revenue — Underlying	172	184	(12)	(6.5)

Reported customer premises equipment revenue increased by 25%. This includes the acquisition of Telstra Business Systems (formerly Damovo), which was acquired in the current year to accelerate Telstra’s access into the fast growing IP customer premises equipment sector.
After adjusting for PABX equipment sales for Telstra Business Systems (formerly Damovo) underlying customer premises equipment revenue decreased by 6.5%. This decline was due to product substitution by mobile phones and retail competition for fixed line handset sales.
Payphones

Payphones
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Payphones revenue	121	141	(20)	(14.2)

Payphones (in thousands)	61	64	(3)	(4.7)

Payphone revenue declined by 14%, due to the combined effect of lower usage from product substitution to prepaid calling cards and mobile phones and the increased competition from private payphone operators.
The reduction of payphone services in operation was due to the loss of some privately operated payphones and the reduction of low usage public payphones.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Other Sales & Services

Other sales and services
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

Total other sales and services revenue — Reported	743	618	125	20.2
Less Adjustments	10	0	10	N/M

Total other sales and services revenue — Underlying	733	618	115	18.6

Total other sales and services
Telstra information and connection services	134	128	6	4.7
Customnet & spectrum	112	113	(1)	(0.9)
Card services	59	64	(5)	(7.8)
Virtual private network	15	21	(6)	(28.6)
Security Products	33	51	(18)	(35.3)
HFC Cable	65	44	21	47.7
Conferlink	47	46	1	2.2
Commercial & recoverable works	58	41	17	41.5
External Construction	85	70	15	21.4
Other	125	40	85	212.5

Total other sales and services	733	618	115	18.6

Reported other sales and services revenue grew by $125 million. After excluding other sales and services from the KAZ Group, underlying other sales and services grew by $115 million.
Telstra information and connection services revenue has grown by 4.7% as the result of the launch of Sensis 1234 Call Connect at the end of April 2004.
Security Products revenue has declined by $18 million due to a change in accounting treatment, with a revenue reduction for revenue shared with security companies reclassified from goods and services purchased expense .
HFC Cable usage revenue increased due to higher activity associated with increased product demand mainly associated with pay TV digitalisation.
Commercial & recoverable works growth was due to infrastructure revenue associated with upgrading existing Foxtel analogue customers to digital and increased commercial work requests, as customers are more aware of the available services.
External construction revenue increased by 21%, due to new projects and the commencement of the Hutchison asset sharing agreement in December 2004 relating to the maintenance and build out of the 3G network.
Other represents growth in overdue account fees, payment processing fees, which were introduced in July 2004 and release of pensioner discount provision no longer required. The previous year result included a negative prior period accounting adjustment.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Other Revenue

Other revenue
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)%

Total other revenue — Reported	496	543	(47)	(8.7)
Less Adjustments	289	289	0	0.0

Total other revenue — Underlying	207	254	(47)	(18.5)

Comprising:
Sale of plant and equipment	13	41	(28)	(68.3)
USO Levy Receipts	63	71	(8)	(11.3)
Government subsidies	71	69	2	2.9
Rental/Leases	20	23	(3)	(13.0)
Miscellaneous revenue	40	50	(10)	(20.0)

	207	254	(47)	(18.5)

Where adjustments comprise:
Proceeds from sale of:
Listed securities and other corporations	74	24	50	208.3
Associates	0	204	(204)	(100.0)
Investments	148	0	148	N/M
Joint Venture Entities	30	0	30	N/M

Sale of investments	252	228	24	10.5
Sale of PP&E in acquired entities	2	0	2	N/M
Land and Buildings	35	61	(26)	(42.6)

Total adjustments	289	289	0	0.0

Reported other revenue of $496 million included proceeds from the sale of Infonet, Intelstat, Stellar and redemption of the PCCW convertible note. In the prior corresponding period, investment sales included IBMGSA, PT Mitra and Commander Communications.
The reduction in reported other revenue was due to:
•	Lower proceeds from the sale of land and buildings due to the sale of North Sydney exchange in the prior year;

•	Lower sales of plant and equipment due to the prior year sale of midrange equipment;

•	Lower USO levy subsidies received from the government;

•	Lower rental and lease revenue due to reduction of vehicle fleet leases in the current year;

•	Reduction in miscellaneous revenue due to prior year refund of sales tax and settlement of a damages claim;
Offset by:
•	Higher government subsidies due to the initiative providing higher bandwidth services to rural and remote communities (HIBis), offset by a reduction in subsidies due to the completion of the untimed local calls and Besley initiatives;
Excluding sales for land, buildings and investments, underlying other revenue decreased by $47 million.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Operating expenses

Operating expenses
	Year Ended 30 June 2005
	2005		2004		Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying1	Change	Change
					%	%
	(in $ millions)

Expenses
Labour	3,693	3,363	3,218	3,204	14.8	5.0
Goods and services purchased	4,147	3,941	3,554	3,543	16.7	11.2
Other expenses	4,055	3,779	4,255	3,821	(4.7)	(1.1)

Expenses before equity acc/depn/amort/interest	11,895	11,083	11,027	10,568	7.9	4.9

Share of net loss from associates and joint venture entities	(9)	(9)	78	78	(111.5)	(111.5)

Total operating expenses before depn/amort/interest	11,886	11,074	11,105	10,646	7.0	4.0

Total depreciation/amortisation	3,766	3,708	3,615	3,611	4.2	2.7

Total operating expenses before interest	15,652	14,782	14,720	14,257	6.3	3.7

Reported operating expenses increased by 6.3%. Operating expenses in the current year included expenses incurred by newly acquired entities of $666 million and costs of property and investments sold of $198 million. The prior year included provision for non-recoverability of the Reach loan of $226 million, IBMGSA contract exit costs of $130 million, costs of property and investments sold of $71 million and Trading Post expenses of $35 million.
After excluding these items, underlying operating expenses increased by 3.7%. Excluding depreciation and amortisation, underlying operating expenses grew by 4.0%.
The increase in expenses was due to higher cost of sales, including network payments, pay TV service fees, mobile handset subsidies and cost of handsets sold; higher service contracts from volume increases in broadband and PSTN activations, fault rectifications, Bigpond and directory assistance call centres; additional staff to meet customer service improvements and salary increases. These increases were offset by cost reduction initiatives of $303 million and lower redundancy costs.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Labour expense

Labour expense
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions except for statistical data)%

Total labour expense — Reported	3,693	3,218	475	14.8
Less Adjustments	330	14	316	N/M

Labour expense — Underlying	3,363	3,204	159	5.0

Full time staff & equivalents — Reported (i)	46,336	41,941	4,395	10.5
Less Adjustments	3,597	598	2,999	N/M

Full time staff & equivalents — Underlying(i)	42,739	41,343	1,396	3.4

(i)	Includes NDC full time & equivalents. Corresponding labour expense for NDC was recorded in costs of external contracting and cost of sales prior to integration in September 2003.
Reported Labour expenses increased by 15% mainly due to the acquisition of new entities, such as Trading Post and Kaz Group. After excluding acquisitions underlying labour expenses increased by 5.0% due to:
•	Salary increases of $93 million or 3.9% due to enterprise agreements and normal annual salary reviews;

•	Underlying full time staff and equivalents increased by 3.4%, resulting from increases in full time staff and the use of part time staff to provide improved customer service and account management, and flexibility to meet customer requirements;

•	Increase in the use of overtime and contract and agency payments to improve front of house service and meet increased field volumes across broadband and pay TV; and

•	A change in the NDC capitalised overhead process, from a reduction against labour costs to capitalised overheads in other expenses.
These increases were partially offset by:
•	A decrease in redundancy expense of $79 million; and

•	A higher number of staff working on capital projects.
An actuarial investigation of Telstra Super based on the fund’s position as at 30 June 2003 confirmed that a surplus continued to exist in the fund. As per the recommendations of the actuary we did not contribute to Telstra Super during 2004-05. The continuation of the holiday is, however, dependent on the performance of the fund and we will continue to closely monitor the situation in the light of the current financial market performance. As at 30 June 2005, the Vested Benefits Index (the ratio of fund assets to members’ vested benefits) of the defined benefits divisions was approximately 111%.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Goods and services purchased

Goods and services purchased
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Total goods and services purchased — Reported	4,147	3,554	593	16.7
Less Adjustments	206	11	195	N/M

Total goods and services purchased — Underlying	3,941	3,543	398	11.2

Comprising:
Goods and services purchased — underlying
Cost of goods sold	630	543	87	16.0
Usage commissions	289	241	48	19.9
Handset subsidies	361	286	75	26.2
Network payments	1,870	1,788	82	4.6
Commercial Project Payments	60	69	(9)	(13.0)
Service Fees	273	157	116	73.9
Managed Services	162	190	(28)	(14.7)
Other	296	269	27	10.0

	3,941	3,543	398	11.2

Note:	Effective 1st July 2004, new expenditure categories were created in “Goods and Services Purchased” to capture directly variable costs associated with the managed services customer contracts, where a direct relationship exists between the costs incurred and the revenues earned. Prior year costs of $134 million recorded against “Other Operating Expenses” have been restated.
Reported goods and services purchased increased by 17%. After adjusting for Trading Post, Kaz Group, Telstra Business Systems (formerly Damovo), PSINet Group and Universal Publishers in the current year, underlying goods and services purchased increased by 11% or $398 million.
Service Fees increased by $116 million due to increased bundling of pay TV services for both Foxtel and Austar and higher costs of digital content paid to Foxtel.
Cost of goods sold (COGS) increased by $87 million or 16 % due to:
▪	Reclassification of the subsidised cost of prepaid handsets from handset subsidies to cost of goods sold due to an accounting treatment change;

▪	Commencement of the 2-way satellite service for the HiBis scheme;

▪	Growth in handset volumes sold by Hong Kong CSL, partially offset by an exchange rate movement which had a favourable effect on reported cost;

▪	Growth in ADSL demand due to broadband growth; and

▪	Maintaining and building the 3G network under the asset sharing agreement with Hutchison.
Network payments grew by 4.6% due to increased international network payments driven by higher international mobile roaming volumes of 19%. The impact of incurring international network payments for a full 12 month period in relation to Telstra Europe acquisitions, resulted in an increase of $27 million. TelstraClear network payments increased due to foreign exchange impacts and growth in retail revenue. International network payments to Reach increased as a result of increased volumes.
Increased handset subsidies of $75 million was the result of increased levels of subsidy amortisation following the impact of subsidies on offer in the prior year and higher handset sales and related subsidies in Hong Kong CSL. This growth was partly offset by the reclassification of the subsidised portion of prepaid handsets to cost of goods sold.
Usage commissions increased by $48 million, due to increased commissions primarily due to dealer activity, with a small increase for marketing commissions.
Other goods and services rose by $27 million due to the impact of amortisation of dealer incentive payments deferred in 2003/04, partially offset by security product revenue sharing with security companies, which was reclassified to a revenue reduction in the current year.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Offset by:
Managed services decreased by $28 million due to the completion of the defence contract, a reduction in major outsource contracts and lower costs in supporting major corporate customer contracts.
Commercial project payments decreased by $9 million due to a change in accounting treatment of external construction project work, which is now allocated directly against individual expense items.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Other expenses

Other expenses
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Total other expenses — Reported	4,055	4,255	(200)	(4.7)
Less Adjustments	276	434	(158)	(36.4)

Total other expenses — Underlying	3,779	3,821	(42)	(1.1)

Comprising:
Rental expense on operating leases	581	529	52	9.8
Bad debts/recovery costs/doubtful debts	149	182	(33)	(18.1)
Inventory Writedowns	11	5	6	120.0
Net foreign currency conversion losses/(gains)	(9)	17	(26)	(152.9)
Audit fees	7	8	(1)	(12.5)
Service contracts and other agreements	1,550	1,473	77	5.2
Marketing	326	333	(7)	(2.1)
General administration	779	803	(24)	(3.0)
Other operating expense	371	428	(57)	(13.3)
Cost of Property plant & Equipment (exc. Land & Buildings)	14	43	(29)	(67.4)

Total other expenses — underlying	3,779	3,821	(42)	(1.1)

Where adjustments comprise:
Net book value of assets sold:
Cost of Land & Buildings	25	21	4	19.0
Investments in joint venture entities	14	0	14	N/M
Investments in associated entities	0	34	(34)	(100.0)
Investments in listed entities and other corporations	159	16	143	N/M

	198	71	127	178.9

Acquisitions	72	6	66	N/M
Reduction in value of investments	6	1	5	N/M
Reduction in value of amounts owed by Joint Venture	0	226	(226)	(100.0)
Other adjustments (IBMGSA Exit Costs)	0	130	(130)	(100.0)

Total Adjustment	276	434	(158)	(36.4)

Note:	Effective 1st July 2004, new expenditure categories were created in “Goods and Services Purchased” to capture directly variable costs associated with the managed services customer contracts, where a direct relationship exists between the costs incurred and the revenues earned. Prior year costs of $134 million recorded against “Other Operating Expenses” have been restated.
The reported other expenses decreased by 4.7% which reflected the impact in the prior year of the provision against the Reach loan, and the one-off payment made to exit the IBMGSA IT services contract. In the current year other expenses has increased as a result of the inclusion of recently acquired entities and an increase in the book value of property and investment sales.
After excluding these items, underlying other expenses decreased by 1.1% due to:
Lower other operating expenses because of:
▪	Higher capitalised overheads due to a change in the capitalised overhead process from direct allocation following the completion of NDC integration into Telstra; and

▪	Lower bank costs due to a shift in customer payment preferences away from payment options that incur a merchant service fee after a processing fee was introduced on credit card payments in July 2004; offset by

▪	Write-off of cancelled capital projects totalling $17 million.
A decrease in bad and doubtful debts due to proceeds from the sale of debt in the current year and improved credit management practices. There was no sale of debt in the prior year.
A decline in the book value of plant and equipment sales due a decline in the number of motor vehicles sold.
Currency gains in the current period are primarily related to hedging of the Reach loan.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Lower general administration costs due to:
▪	Reduced IT costs, including a reclassification of contract payments to service contracts in the current year, savings achieved in IT repairs and maintenance through entering new arrangements, and lower project costs, offset by an increase in new licensing agreements; and

▪	Decreased legal expenses from bringing more legal work in-house and lower travel and fares due to our focus on discretionary costs; and
Reduced marketing costs from due to focussed and well-managed campaigns.
Offset by:
Higher service contracts and other agreements due to:
▪	Volume based increases, including activations and fault rectifications particularly for broadband, digital pay TV and the PSTN network and higher volumes in call centres for Bigpond and Sensis 1234;

▪	Increased network maintenance activation;

▪	A change in the NDC capitalised overhead process, from direct allocation against service contracts to capitalised overhead; and

▪	New contract for the shipment of goods from Telstra warehouses to dealers and retail shops;

Offset by:

▪	Reduced IT services costs resulting from renegotiation of contracts and cost reduction initiatives; and
Increased rental expenses on operating leases due to a reclassification of costs following the completion of NDC integration into Telstra, a property lease termination payment in Hong Kong and increased rental rates and property requirements.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Share of net (profit) loss from associates and joint venture entities

Share of net (profit) loss from associates and joint venture entities
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Share of net (profit) loss from associates and joint venture entities	(9)	78	(87)	(111.5)

The current year share of equity profits comes from Keycorp, Xantic and Stellar, offset by the write-off of the $5 million equity injection in Foxtel.
The prior year share of equity losses included Foxtel losses prior to equity accounting suspension and the impact of Xantic goodwill and intangible write-downs.
Depreciation and Amortisation

Depreciation and amortisation
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Total depreciation and amortisation — Reported	3,766	3,615	151	4.2
Less Adjustments	58	4	54	N/M

Total depreciation and amortisation — Underlying	3,708	3,611	97	2.7

Comprising:
Depreciation	2,931	2,872	59	2.1
Amortisation (excl goodwill)	655	619	36	5.8
Goodwill amortisation	122	120	2	1.7

	3,708	3,611	97	2.7

Reported depreciation and amortisation increased by 4.2% or $151 million. This increase was mainly attributable to the growth in communications plant and software assets required to support the increasing demand for broadband ADSL services. In addition, an increase of $54 million was due to depreciation and amortisation attributable to acquired entities. These increases were offset by reductions from service life reviews for communications assets of $65 million.
Excluding the depreciation and amortisation from our recent acquisitions of $54m, underlying depreciation and amortisation increased by 2.7%.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
International
Hong Kong CSL financial summary

Hong Kong CSL Financial Summary
	Year Ended 30 June 2005
	2005	2004	2005	2004
	(in A$ millions)		(in HK$ millions)

Total revenue	735	726	4,308	4,022
Total operating expense	524	492	3,073	2,729
EBITDA	211	234	1,235	1,293
EBIT	(15)	9	375	477
CAPEX	128	94	755	524

EBITDA margin	28.7%	32.2%	28.7%	32.1%
Amounts presented in HK$ have been prepared in accordance with AGAAP.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result.
In HK$, CSL total revenue growth was 7.1%, with increases across all revenue streams, except local voice which continued to be impacted by pricing competition. However, despite declines in local voice revenue, CSL average revenue per user still remained well above the market average.
Over the past 12 months, significant revenue increases were achieved in data, international voice and prepaid revenues as well as in mobile handset sales due to the continued focus on the move into the mass market, as well as the launch of new models with advanced features.
The increase in total revenue has been offset by an increase in total operating expense of 13%, excluding exchange rate movements, mainly due to higher handset costs, including subsidies and commissions, as well as disbursement charges. The EBITDA margin has reduced by 3.4 percentage points to 28.7%.
Over the past 6 months, in addition to launching its Integrated 3G network, CSL has had a number of Asian and World first launches, including first Chinese language support for Blackberry. On mobile entertainment services and content, CSL launched Hong Kong’s first Full Song Download over 3G, MP3 Ringtone, Interactive Online Game and Mobile Drama.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
TelstraClear financial summary

TelstraClear Financial Summary
	Year Ended 30 June 2005
	2005	2004	2005	2004
	(in A$ millions)		(in NZ$ millions)

Total revenue	625	574	676	652
Total operating expense	512	469	554	533
EBITDA	113	105	122	119
EBIT	(35)	(33)	(36)	(33)
CAPEX	115	94	125	106

EBITDA margin	18.1%	18.3%	18.0%	18.3%
Amounts presented in NZ$ have been prepared in accordance with AGAAP.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result.
Total revenue growth of 3.7% or NZ$24 million was achieved. On a stand-alone basis, including intercompany revenue, TelstraClear revenue increased by 3.5%. Revenue growth was achieved from continued strong retail revenue growth, particularly in the consumer and small-medium enterprise sector. Included in this was the acquisition of Sytec in November 2004, which added NZ$11 million in revenue. This was partially offset by a decrease in wholesale revenue due to rate reductions in the wholesale market.
Total operating expense has increased by 3.9% or NZ$21 million. The acquisition of Sytec contributed NZ$10 million in expense, with additional staff numbers increasing labour expense.
In Australian dollars, revenue increased by 8.9% to $625 million, which included the positive impact of a more favourable exchange rate.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Net borrowing costs

Net borrowing costs
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Gross borrowing costs — Reported	929	841	88	10.5
less capitalised interest	(90)	(74)	(16)	21.6

Borrowing costs — Reported	839	767	72	9.4
Interest received/receivable	103	55	48	87.3

Net borrowing costs — Reported	736	712	24	3.4

less adjustment	5	0	5	N/M

Net borrowing costs — Underlying	731	712	19	2.7

The increase in reported gross borrowing costs of 11% was attributable to higher average borrowings following the share buy back, investment acquisitions and the increased levels of capital expenditure. There was a benefit from the impact of lower interest rates on the new and refinanced long-term debt.
The growth in borrowing costs was partially offset by an increase in capitalised interest of $16 million, attributable to higher work in progress associated with higher capital expenditure. In addition, the 87% increase in interest receivable was due to the increased holdings of short term liquid assets and recognition of interest earned on the Reach capacity prepayment and loan following the change in Reach’s operating model.
Net borrowing costs, excluding Kaz Group and PSINet Group, increased by 2.7% from $712 million to $731 million.
Income tax expense

Income Tax Expense
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Income Tax Expense — Reported	1,822	1,731	91	5.3
Less adjustments	14	(92)	106	(115.2)

Income Tax Expense — Underlying	1,808	1,823	(15)	(0.8)

Reported income tax expense increased by 5.3% or $91 million attributable to increased reported profits, the impact in the prior year of a $58 million benefit arising from the adoption of the tax consolidation legislation and the tax effect for lower non-assessable profits on sale of investments of $37 million. These increases are partially offset by reductions due to the tax effect on the non-deductible provision for the Reach loan in the prior year of $65 million, increased deductions for the partnership losses of $39 million and lower under provision adjustments of $22 million.
Excluding the income tax expense of acquisitions, the prior year tax consolidation benefit and tax effect on IBMGSA contract exit costs, underlying income tax expense decreased by 0.8% or $15 million.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Cash flow

Cash flow data
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Net cash provided by operating activities	8,163	7,433	730	9.8
Net cash used in investing activities	(3,809)	(3,270)	(539)	16.5

Operating Cash Flow less Cash Flow used in Investing Activities	4,354	4,163	191	4.6
Net cash used in financing activities	(3,512)	(4,776)	1,264	(26.5)

Net increase/(decrease) in cash	842	(613)	1,455	237.4

Operating cash flow less cash flow used in investing activities (free cash flow) increased by 4.6% for the year ended 30 June 2005.
Net cash provided by operating activities of $8.2 billion increased by 9.8% due to higher cash profits, timing of payments to creditors resulting in higher creditor balances at 30 June 2005 and reductions in the amount of tax paid resulting from a significantly lower final payment for the 2003/2004 financial year.
Net cash used in investing activities of $3.8 billion increased by 17% or $539 million due to the growth in the operating capital program of 17%, attributable to increased spending to support growth in broadband ADSL services, 3G programs of work, Hong Kong CSL 3G programs and the purchase of international cable capacity. Cash proceeds from the sale of investments of $320 million was $93 million lower than the prior year. Acquisitions of $590 million was $78 million lower than the prior year.
Net cash used in financing activities of $3.5 billion decreased by $1.3 billion or 27% with $1.8 billion attributable to the refinancing of borrowings which matured during the year, including the EUR1.5 billion borrowing of $2.4 billion. The share buy back of $756 million was $253 million lower than the prior year with loans to associated entities $189m lower attributable to the Reach loan in the prior year. Dividend payments increased $945 million due to the special dividend and higher ordinary dividends.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities

Net cash used in investing activities
	Year Ended 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Switching	344	298	46	15.4
Transmission	367	378	(11)	(2.9)
Customer access(i)	887	794	93	11.7
Mobile telecommunications networks	511	416	95	22.8
International assets	279	192	87	45.3
Capitalised software	543	452	91	20.1
Specialised Network Functions(ii)	307	221	86	38.9
Other (i) (ii)	385	336	49	14.6

Operating capital expenditure	3,623	3,087	536	17.4
Capitalised interest included in above	(90)	(74)	(16)	(21.6)

Capital expenditure excluding capitalised interest	3,533	3,013	520	17.3
Add: patents, trademarks and licences (including 3G spectrum)	6	2	4	200.0
Add: investments	590	668	(78)	(11.7)

Capitalised expenditure (excl. int.) and investments	4,129	3,683	446	12.1
Sale of capital equipment, investments and other	(320)	(413)	93	22.5

Net cash used in investing activities	3,809	3,270	539	16.5

Operating Capital expenditures	3,623	3,087	536	17.4
Less: offshore operating capital expenditure	237	192	45	23.4
Less: International Cable Capacity	42	0	42	0.0

Domestic core operating capital expenditure(iii)	3,344	2,895	449	15.5

(i)	Correction of expenditure classification between customer access to other of $50m for 2004

(ii)	Specialised Network Functions — refers to specialised (ADP type) hardware and software dedicated to the telecommunications network that performs a network function associated with the provision of products, services or functionality. This expenditure was previously classified in “Other”.

(iii)	Domestic core operating capital expenditure is operating capital expenditure excluding HKCSL & TelstraClear operating capital expenditure and international cable capacity expenditure
Operating capital expenditure for the year ended 30 June 2005 increased by 17% or $536 million to $3.6 billion. Domestic core operating expenditure of $3.3 billion, increased by 16% or $449 million. The key areas of movement on capital expenditure for the period included:
Higher domestic switching expenditure of $46 million due to the impact of increased demand for broadband ADSL and specialised wideband service driven by new government and large corporate customer contracts.
Increased expenditure on the customer access network of $93 million was largely due to the significant increase in broadband ADSL demand.
Increased expenditure in the mobiles capital expenditure of $95 million was driven by 3G programs of work and improvements in depth of coverage in the GSM and CDMA mobile networks. The 3G program includes the $22 million cash payment associated with the asset sharing agreement with Hutchinson 3G Australia Pty Ltd, where Telstra acquired a 50% interest in the 3G assets for $450 million, payable over 2 calendar years. In addition $26 million of transaction costs have been paid in relation to the 3G asset purchase. Offsetting higher expenditure was a reduction in spending on the traditional 2G program along with 1XRTT and untimed local calls extended zone project.
Growth in international assets of $87 million was due to the purchase of international transmission capacity to satisfy additional demand following the change to the operating model for Reach and increased expenditure by Hong Kong CSL of $34 million, for developing its 3G infrastructure.
Increases in the software development program of $91 million due to the purchase of the long term Microsoft desktop and SAP licenses, 3G software development and other specialised IT programs such as billing rationalisation, privacy compliance and next generation cost reduction programs.
Increased capital expenditure of specialised network functions of $86 million for the provision of 3G mobile data solutions for
i-mode content and development of a new Bigpond infranet for management and product billing as well as increased broadband content development; and

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Increases in other of $49 million included higher expenditure on internet data centres to accommodate commercial hosting products, systems and platforms as well as growth in telepower programs due to increased ADSL broadband demand. Offsetting the increase in this category was a reduction in capital expenditure on land and buildings following the completed rollout of associated programs.
Partially offset by:
Reduction in expenditure on transmission assets of $11 million due to the prior year acquisition of the IP1 transmission system of $44 million offset by increases in broadband and programs supporting specialised wideband services following the winning of new government and large corporate customer contracts.
Investment capital expenditure for the year ended 30 June 2005 of $590 million due to:
The acquisitions of controlled entities of $574 million for Kaz Group $340 million, PSINet Group $112 million, Telstra Business Systems (formally Damovo) $65 million, Universal Publishers $46 million, Sytec $11 million and 1300 Australia $4 million and payments of $8 million related to acquisitions made in the prior year offset by cash balances acquired of $13 million; and
Acquisitions of shares in joint ventures and partnerships, associates and listed entities of $16 million for Foxtel equity injection $5 million, Linkme $4 million, Adstream $3 million and other acquisitions of $4 million.
Contributing to the increase in cash used in investing activities was the receipt of lower cash proceeds in the current year of $320 million compared with $413 million in the prior year. Cash receipts from asset and investment sales include proceeds from the sale of investments in the current year of $252 million and land and buildings of $55 million, which includes the cash settlement from the prior year sale of the North Sydney exchange.

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited and controlled entities
Statement of Financial Position — detail

Statement of Financial Position — detail
	As at 30 June 2005
	2005	2004	Change	Change
	(in $ millions)			%

Current Assets
Cash Assets	1,540	687	853	124.2
Receivables	3,609	3,608	1	0.0
Inventories	232	229	3	1.3
Other Assets	796	803	(7)	(0.9)

Total Current Assets	6,177	5,327	850	16.0

Non-Current Assets
Receivables	240	740	(500)	(67.6)
Inventories	15	10	5	50.0
Investments — accounted for using the equity method	49	40	9	22.5
Investments — other	0	80	(80)	(100.0)
Property, Plant and Equipment	23,351	22,863	488	2.1
Intangibles — goodwill	2,287	2,104	183	8.7
Intangibles — other	1,581	1,501	80	5.3
Other Assets	2,610	2,328	282	12.1

Total Non-Current Assets	30,133	29,666	467	1.6

Total Assets	36,310	34,993	1,317	3.8

Current Liabilities
Payables	2,809	2,338	471	20.1
Interest-bearing liabilities (borrowings)	1,518	3,246	(1,728)	(53.2)
Income Tax Payable	534	539	(5)	(0.9)
Provisions	389	358	31	8.7
Revenue Received in Advance	1,132	1,095	37	3.4

Total Current Liabilities	6,382	7,576	(1,194)	(15.8)

Non-Current Liabilities
Payables	122	49	73	149.0
Interest-bearing liabilities (borrowings)	11,816	9,014	2,802	31.1
Provisions	836	778	58	7.5
Provision for Deferred Tax	1,885	1,807	78	4.3
Revenue Received in Advance	388	408	(20)	(4.9)

Total Non-Current Liabilities	15,047	12,056	2,991	24.8

Total Liabilities	21,429	19,632	1,797	9.2

Net Assets	14,881	15,361	(480)	(3.1)

Shareholders Equity
Contributed Equity	5,793	6,073	(280)	(4.6)
Reserves	(157)	(105)	(52)	49.5
Retained Profits	9,243	9,391	(148)	(1.6)

Shareholders’ equity available to Telstra Entity Shareholders	14,879	15,359	(480)	(3.1)

Outside Equity Interest
Contributed Equity	2	2	—	0.0
Retained Profits	(0)	0	—	N/M

Total Outside Equity Interest	2	2	—	0.0

Total Shareholders’ Equity	14,881	15,361	(480)	(3.1)

2004/05 Financial Highlights 11 August 2005

Telstra Corporation Limited (ABN 033 051 775 556)
Normalisation
Schedule Year
Ended 30 June 2005
This schedule details the adjustments made to the reported results for the years ended 30 June 2005 and 2004 to arrive at the underlying business performance

							Telstra
							Business
		Asset /					Systems					Tax	Asset /					Reported	Underlying
	June 04/05	Investment		Trading			(formerly	Universal	Total	June 04/05	June 03/04	consolidation	Investment		Trading	Total	June 03/04	Growth	Growth	Underlying
$m	Reported (i)	Sales	Diminution	Post	KAZ	PSINet	Damovo)	Publishers	Adjust.	Underlying	Reported	benefit	Sales	Diminution	Post	Adjust.	Underlying	%	%	M/ment

Mobiles
Mobile services	3,760									3,760	3,470						3,470	8.4%	8.4%	290
Mobile handsets	381									381	352						352	8.2%	8.2%	29

Total Mobiles	4,141									4,141	3,822						3,822	8.3%	8.3%	319
Internet and IP solutions	1,377									1,377	1,013						1,013	35.9%	35.9%	364
PSTN Products
Basic access	3,362									3,362	3,237						3,237	3.9%	3.9%	125
Local calls	1,284									1,284	1,504						1,504	(14.6%)	(14.6%)	(220)
PSTN value added services	250									250	259						259	(3.5%)	(3.5%)	(9)
National long distance calls	1,013									1,013	1,121						1,121	(9.6%)	(9.6%)	(108)
Fixed to mobile	1,566									1,566	1,597						1,597	(1.9%)	(1.9%)	(31)
International direct	234									234	266						266	(12.0%)	(12.0%)	(32)

Total PSTN	7,709									7,709	7,984						7,984	(3.4%)	(3.4%)	(275)
Specialised Data	966									966	1,035						1,035	(6.7%)	(6.7%)	(69)
ISDN (Access and calls)	890									890	927						927	(4.0%)	(4.0%)	(37)
Advertising and Directories	1,585			(152)				(14)	(166)	1,419	1,341				(44)	(44)	1,297	18.2%	9.4%	122
Intercarrier services	1,146									1,146	1,103						1,103	3.9%	3.9%	43
Solutions management	931				(380)		(14)		(394)	537	508						508	83.3%	5.7%	29
HK CSL	734									734	726						726	1.1%	1.1%	8
Telstra Clear	625									625	574						574	8.9%	8.9%	51
Offshore Revenue	252					(71)			(71)	181	131						131	92.4%	38.2%	50
Inbound calling products	449									449	476						476	(5.7%)	(5.7%)	(27)
PayTV	263									263	154						154	70.8%	70.8%	109
Customer premises equipment	229						(57)		(57)	172	184						184	24.5%	(6.5%)	(12)
Payphones	121									121	141						141	(14.2%)	(14.2%)	(20)
Other sales & service	743				(10)				(10)	733	618						618	20.2%	18.6%	115

Sales revenue	22,161			(152)	(390)	(71)	(71)	(14)	(698)	21,463	20,737				(44)	(44)	20,693	6.9%	3.7%	770

Other revenue	496	(287)			(2)				(289)	207	543		(289)			(289)	254	(8.7%)	(18.5%)	(47)

Total revenue	22,657	(287)		(152)	(392)	(71)	(71)	(14)	(987)	21,670	21,280		(289)		(44)	(333)	20,947	6.5%	3.5%	723

Expenses
Labour	3,693			(45)	(229)	(13)	(38)	(5)	(330)	3,363	3,218				(14)	(14)	3,204	14.8%	5.0%	159
Goods and services purchased (ii)	4,147			(29)	(112)	(34)	(26)	(5)	(206)	3,941	3,554				(11)	(11)	3,543	16.7%	11.2%	398
Other expenses (iii)	4,055	(198)	(6)	(14)	(37)	(8)	(10)	(3)	(276)	3,779	4,255		(201)	(227)	(6)	(434)	3,821	(4.7%)	(1.1%)	(42)

Expenses before equity acc/depn/amort/interest	11,895	(198)	(6)	(88)	(378)	(55)	(74)	(13)	(812)	11,083	11,027		(201)	(227)	(31)	(459)	10,568	7.9%	4.9%	515

Share of net profit from associates and joint venture entities	(9)									(9)	78						78	(111.5%)	(111.5%)	(87)

Total operating expenses before depn/amort/interest	11,886	(198)	(6)	(88)	(378)	(55)	(74)	(13)	(812)	11,074	11,105		(201)	(227)	(31)	(459)	10,646	7.0%	4.0%	428

EBITDA	10,771	(89)	6	(64)	(14)	(16)	3	(1)	(175)	10,596	10,175		(88)	227	(13)	126	10,301	5.9%	2.9%	295

EBITDA excl share of net loss from associates & joint ventures entities	10,762	(89)	6	(64)	(14)	(16)	3	(1)	(175)	10587	10,253		(88)	227	(13)	126	10,379	5.0%	2.0%	208

Depreciation	2,946			(3)	(7)	(3)	(2)		(15)	2,931	2,873				(1)	(1)	2,872	2.5%	2.1%	59
Amortisation (excl goodwill)	675				(10)	(4)	(5)	(1)	(20)	655	619						619	9.0%	5.8%	36
Goodwill amortisation	145			(9)	(10)	(3)	(1)		(23)	122	123				(3)	(3)	120	17.9%	1.7%	2

Total depreciation/amortisation	3,766			(12)	(27)	(10)	(8)	(1)	(58)	3,708	3,615				(4)	(4)	3,611	4.2%	2.7%	97

Total operating expenses before interest	15,652	(198)	(6)	(100)	(405)	(65)	(82)	(14)	(870)	14,782	14,720		(201)	(227)	(35)	(463)	14,257	6.3%	3.7%	525

EBIT	7,005	(89)	6	(52)	13	(6)	11		(117)	6,888	6,560		(88)	227	(9)	130	6,690	6.8%	3.0%	198

EBIT excl share of net loss from associates & joint venture entities	6,996	(89)	6	(52)	13	(6)	11		(117)	6,879	6,638		(88)	227	(9)	130	6,768	5.4%	1.6%	111

Net borrowing cost (*)	736				(2)	(3)			(5)	731	712						712	3.4%	2.7%	19

Profit before income tax	6,269	(89)	6	(52)	15	(3)	11		(112)	6,157	5,848		(88)	227	(9)	130	5,978	7.2%	3.0%	179

Tax (excl. unusuals effect) (*)	1,822			(18)	1		3		(14)	1,808	1,731	58	37		(3)	92	1,823	5.3%	(0.8%)	(15)

Profit after tax (bef. Outside equity interests)	4,447	(89)	6	(34)	14	(3)	8		(98)	4,349	4,117	(58)	(125)	227	(6)	38	4,155	8.0%	4.7%	194

							Telstra
							Business
		Asset /					Systems					Tax	Asset /					Reported	Underlying
	June 04/05	Investment		Trading			(formerly	Universal	Total	June 04/05	June 03/04	consolidation	Investment		Trading	Total	June 03/04	Growth	Growth	Underlying
$m	Reported (i)	Sales	Diminution	Post	KAZ	PSINet	Damovo)	Publishers	Adjust.	Underlying	Reported	benefit	Sales	Diminution	Post	Adjust.	Underlying	%	%	M/ment

Outside equity interests in net (profit)/loss											1						1	(100.0%)	(100.0%)	(1)

Profit after tax	4,447	(89)	6	(34)	14	(3)	8		(98)	4,349	4,118	(58)	(125)	227	(6)	38	4,156	8.0%	4.6%	193

Effective tax rate	29.1%									29.4%	29.6%						30.5%	(0.5%)	(1.1%)
EBITDA margin on sales revenue	48.6%									49.4%	49.1%						49.8%	(0.5%)	(0.4%)
EBIT margin on sales revenue	31.6%									32.1%	31.6%						32.3%	(0.0%)	(0.2%)
Earnings per share (12512.62m shares)	35.5									34.8	32.4						32.6	9.6%	6.7%

(i) refer page 42 for product reconciliation

(ii) refer to page 27 for details of reclassification adjustments

(iii) refer page 29 for details of reclassification adjustments

Note: (*) Underlying interest & tax calculations represent management’s best estimates N/M refers to not meaningful

Telstra Corporation Limited (ABN 033 051 775 556)
Normalisation Schedule
Year Ended 30 June 2005
Adjustments to derive Underlying results

				Tax Effect	Profjt
	30 June 05	30 June 05	30 June 05	@30%	after
(A) Asset Sales ($m)	Proceeds	NBV	Profit	if applicable	tax

Land and Building sales	35	25	10		10
Investment sales	252	173	79		79

Total Property Plant and Equipment and Investment Sales	287	198	89		89

Total Asset/Investment Sales and other costs	287	198	89		89

30 June 2005
(B) Diminution ($m)	Diminution

Other	6

Total Diminution	6

				Tax Effect	Profjt
	30 June 04	30 June 04	30 June 04	@30%	after
(A) Asset Sales ($m)	Proceeds	NBV	Profit	if applicable	tax

Land and Building sales	61	21	40		40
Investment sales	228	50	178	2	176

Total Property Plant and Equipment Sales	289	71	218	2	216

IBMGSA Exit Costs		130	(130)	(39)	(91)

Total Asset/Investment Sales and other costs	289	201	88	(37)	125

30 June 2004
(B) Diminution ($m)	Diminution

Provision for Recoverablity of Reach loan	226
Other	1

Total Diminution	227

(c) Tax Consolidation Benefit
Income tax expense for the year ended 30 June 2004 includes a benefit of $58 million relating to our election to form a tax consolidation group from 1 July 2002. Under this legislation, certain tax values of a subsidiary’s (Telstra Multimedia Pty Ltd) assets are reset according to set allocation rules. The benefit reflects the increase in the future income tax benefit arising from these reset tax values.

Telstra Corporation Limited (ABN 033 051 775 556)
Quarterly Data
Quarter Ended 30 June 2005

	Q1	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii	Q3	QTR PCPii	Q4	QTR PCPii	Full Year	YTD PCPii	Q1	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii	Q3	QTR	Q4	QTR	YTD	YTD PCPii
Summary Underlying(I) Quarterly Data	Sep-03	Sep-03	Dec-03	Dec-03	Dec-03	Dec-03	Mar-04	Mar-04	Jun-04	Jun-04	Jun-04	Jun-04	Sep-04	Sep-04	Dec-04	Dec-04	Dec-04	Dec-04	Mar-05	Mar-05	Jun-05	Jun-05	Jun-05	Jun-05

Revenue
Mobiles
Mobile services	848	3.4%	893	9.2%	1,740	6.2%	853	9.6%	877	6.6%	3,470	7.1%	928	9.4%	968	8.4%	1,896	9.0%	918	7.6%	946	7.9%	3,760	8.4%
Mobile handsets	97	40.6%	89	(12.7%)	186	8.1%	79	(24.0%)	87	(20.9%)	352	(8.8%)	95	(2.1%)	103	15.7%	198	6.5%	85	7.6%	98	12.6%	381	8.2%

Total Mobiles	945	6.3%	982	6.7%	1,926	6.4%	932	5.7%	964	3.3%	3,822	5.4%	1,023	8.3%	1,071	9.1%	2,094	8.7%	1,003	7.6%	1,044	8.3%	4,141	8.3%
Internet and IP solutions	237	24.7%	231	14.9%	468	19.7%	255	28.8%	289	26.8%	1,013	24.0%	310	30.8%	314	35.9%	624	33.3%	351	37.6%	402	39.1%	1,377	35.9%
PSTN products
Basic access	791	3.4%	819	3.5%	1,610	3.5%	795	2.2%	832	11.2%	3,237	5.0%	853	7.8%	847	3.4%	1,700	5.6%	831	4.5%	831	(0.1%)	3,362	3.9%
Local calls	394	(0.8%)	384	(3.8%)	778	(2.3%)	370	(3.6%)	356	(8.0%)	1,504	(4.0%)	354	(10.2%)	335	(12.8%)	689	(11.4%)	302	(18.4%)	293	(17.7%)	1,284	(14.6%)
PSTN value added services	68	0.0%	66	(10.8%)	134	(5.0%)	62	(12.7%)	63	(7.4%)	259	(7.5%)	63	(7.4%)	63	(4.5%)	126	(6.0%)	62	0.0%	62	(1.6%)	250	(3.5%)
National long distance calls	292	2.5%	286	(4.0%)	578	(0.7%)	278	(3.5%)	265	(9.2%)	1,121	(3.5%)	265	(9.2%)	262	(8.4%)	527	(8.8%)	244	(12.2%)	242	(8.7%)	1,013	(9.6%)
Fixed to mobile	402	8.4%	407	6.5%	808	7.3%	398	6.1%	391	0.5%	1,597	5.3%	399	(0.7%)	407	0.0%	806	(0.2%)	378	(5.0%)	382	(2.3%)	1,566	(1.9%)
International direct	68	(15.0%)	71	(12.3%)	139	(13.7%)	65	(11.0%)	62	(12.7%)	266	(13.4%)	61	(10.3%)	63	(11.3%)	124	(10.8%)	56	(13.8%)	54	(12.9%)	234	(12.0%)

Total PSTN products	2,015	2.5%	2,033	0.4%	4,047	1.5%	1,968	0.0%	1,969	0.7%	7,984	0.9%	1,995	(1.0%)	1,977	(2.8%)	3,972	(1.9%)	1,873	(4.8%)	1,864	(5.3%)	7,709	(3.4%)
Data and Internet
Specialised Data	264	(2.9%)	253	(7.3%)	517	(5.1%)	258	(5.1%)	260	(7.5%)	1,035	(5.7%)	246	(6.8%)	249	(1.6%)	495	(4.1%)	234	(9.3%)	237	(8.8%)	966	(6.7%)
ISDN Products	239	(3.6%)	234	(2.9%)	473	(3.3%)	229	1.8%	225	(1.3%)	927	(1.6%)	231	(3.3%)	222	(5.1%)	453	(4.2%)	218	(4.8%)	219	(2.7%)	890	(4.0%)
Advertising and Directories	182	9.6%	581	3.8%	764	5.4%	234	10.9%	300	11.1%	1,297	7.6%	213	17.0%	599	3.1%	812	6.3%	269	15.0%	338	12.7%	1,419	9.4%
Intercarrier services	278	(6.1%)	284	(0.7%)	563	(3.3%)	266	(2.9%)	274	(2.1%)	1,103	(2.9%)	277	(0.4%)	303	6.7%	580	3.0%	272	2.3%	294	7.3%	1,146	3.9%
Solutions management	129	13.2%	113	(9.6%)	243	1.7%	121	7.1%	144	6.7%	508	4.3%	140	8.5%	130	15.0%	270	11.1%	129	6.6%	138	(4.2%)	537	5.7%
Hong Kong CSL	191	(21.7%)	186	(22.5%)	377	(22.1%)	167	(31.3%)	182	0.6%	726	(20.0%)	188	(1.6%)	192	3.2%	380	0.8%	179	7.2%	175	(3.8%)	734	1.1%
TelstraClear	142	2.9%	140	3.7%	282	3.3%	144	2.1%	148	10.4%	574	4.7%	152	7.0%	152	8.6%	304	7.8%	158	9.7%	163	10.1%	625	8.9%
Offshore Services Revenue	18	(21.7%)	31	106.7%	48	26.3%	37	117.6%	46	411.1%	131	104.7%	46	155.6%	43	38.7%	89	85.4%	44	18.9%	48	4.3%	181	38.2%
Inbound calling products	119	(5.6%)	119	(4.0%)	238	(4.8%)	120	(1.6%)	118	(3.3%)	476	(3.6%)	117	(1.7%)	114	(4.2%)	231	(2.9%)	110	(8.3%)	108	(8.5%)	449	(5.7%)
PayTV	29	NA	35	NA	65	NA	41	583.3%	48	182.4%	154	569.6%	57	96.6%	64	82.9%	121	86.2%	71	73.2%	71	47.9%	263	70.8%
Customer premises equipment	46	(6.1%)	46	(9.8%)	92	(8.0%)	47	(4.1%)	45	0.0%	184	(5.2%)	42	(8.7%)	45	(2.2%)	87	(5.4%)	41	(12.8%)	44	(2.2%)	172	(6.5%)
Payphones	36	(2.7%)	37	(2.6%)	72	(4.0%)	36	(5.3%)	33	(5.7%)	141	(4.7%)	31	(13.9%)	32	(13.5%)	63	(12.5%)	29	(19.4%)	29	(12.1%)	121	(14.2%)
Other sales & service	162	(34.4%)	119	(48.0%)	281	(41.0%)	151	(26.3%)	186	(11.0%)	618	(30.6%)	176	9.3%	202	71.2%	378	34.0%	188	24.5%	167	(10.2%)	733	18.6%

Sales revenue	5,032	0.5%	5,424	(0.7%)	10,456	(0.1%)	5,006	0.8%	5,231	3.3%	20,693	1.0%	5,244	4.2%	5,709	5.3%	10,953	4.8%	5,169	3.3%	5,341	2.1%	21,463	3.7%
Other revenue	52	(3.7%)	42	(26.3%)	94	(15.3%)	55	17.0%	64	(38.5%)	213	(18.7%)	37	(65.1%)	44	4.8%	81	(45.6%)	39	(36.1%)	87	97.7%	207	(18.5%)
Total revenue	5,084	0.5%	5,466	(1.0%)	10,550	(0.3%)	5,061	1.0%	5,295	2.5%	20,906	0.7%	5,281	2.8%	5,753	5.3%	11,034	4.0%	5,208	2.8%	5,428	2.9%	21,670	3.5%

Selected statistical dataiv
Mobile voice telephone minutes	1,473	15.9%	1,538	16.2%	3,011	16.1%	1,554	20.6%	1,580	15.2%	6,145	16.9%	1,678	13.9%	1,726	12.2%	3,404	13.1%	1,641	5.6%	1,701	7.7%	6,746	9.8%
Short Message Service (SMS) (number of messages) (vii)	439	50.5%	488	41.5%	928	45.6%	499	30.1%	518	27.6%	1,944	36.3%	558	27.1%	583	19.4%	1,142	23.1%	567	13.6%	580	12.0%	2,289	17.7%
Mobile services in operation (thousands) iii	6,720	14.2%	6,985	14.5%	6,985	14.5%	7,169	13.1%	7,604	15.8%	7,604	15.8%	7,665	14.1%	7,983	14.3%	7,983	14.3%	8,059	12.4%	8,227	8.2%	8,227	8.2%
Broadband Retail subscribers	267	57.8%	288	53.4%	288	53.4%	338	61.1%	427	77.8%	427	77.8%	537	100.9%	622	116.2%	622	116.2%	718	112.4%	856	100.5%	856	100.5%
Broadband Wholesale subscribers	172	362.5%	220	288.9%	220	289.0%	281	250.5%	379	213.4%	379	213.4%	495	188.6%	611	177.8%	611	177.7%	761	170.8%	888	134.4%	888	134.4%
Total Broadband subscribers (thousands) (vi)	439	112.6%	508	107.8%	508	107.8%	619	113.5%	806	123.2%	806	123.2%	1,032	135.1%	1,233	142.9%	1,233	142.9%	1,479	138.9%	1,744	116.4%	1,744	116.4%
Narrowband subscribers (thousands)	1,180	8.9%	1,178	6.8%	1,178	6.8%	1,197	5.6%	1,194	3.1%	1,194	3.1%	1,209	2.4%	1,201	1.9%	1,201	2.0%	1,202	0.4%	1,205	0.9%	1,205	0.9%
- Retail (v)	8.71	(3.9%)	8.64	(3.8%)	8.64	(3.8%)	8.58	(3.9%)	8.44	(4.3%)	8.44	(4.3%)	8.34	(4.2%)	8.21	(4.9%)	8.21	(5.0%)	8.13	(5.2%)	8.05	(4.6%)	8.05	(4.6%)
- Wholesale	1.64	20.5%	1.71	22.1%	1.71	22.1%	1.76	21.1%	1.84	18.4%	1.84	18.4%	1.91	16.1%	1.98	15.8%	1.98	15.8%	2.04	15.9%	2.07	12.5%	2.07	12.5%
Basic access lines in service	10.35	(0.7%)	10.35	(0.3%)	10.35	(0.3%)	10.34	(0.4%)	10.28	(0.8%)	10.28	(0.8%)	10.25	(0.9%)	10.19	(1.5%)	10.19	(1.5%)	10.17	(1.6%)	10.12	(1.6%)	10.12	(1.6%)
Local calls (number of calls)	2,435	(3.7%)	2,396	(3.8%)	4,831	(3.7%)	2,324	(3.0%)	2,242	(5.8%)	9,397	(4.0%)	2,233	(8.3%)	2,179	(9.1%)	4,412	(8.7%)	2,045	(12.0%)	2,012	(10.3%)	8,469	(9.9%)
National long distance minutes	2,193	(6.5%)	2,150	(6.9%)	4,343	(6.7%)	2,128	(6.6%)	2,049	(8.0%)	8,520	(7.0%)	2,002	(8.7%)	1,975	(8.1%)	3,977	(8.4%)	1,890	(11.2%)	1,875	(8.5%)	7,743	(9.1%)
Fixed to mobile minutes	1,041	7.3%	1,058	7.5%	2,099	7.4%	1,070	8.1%	1,057	5.8%	4,226	7.1%	1,096	5.3%	1,110	4.9%	2,206	5.1%	1,075	0.5%	1,094	3.5%	4,375	3.5%
International direct minutes	165	(13.4%)	173	(11.9%)	338	(12.7%)	161	(10.7%)	152	(11.8%)	651	(12.0%)	149	(9.8%)	155	(10.2%)	304	(10.1%)	141	(12.4%)	135	(11.2%)	580	(10.9%)
ISDN access (basic lines equivalents) (thousands)	1,210	(1.2%)	1,224	2.9%	1,224	2.8%	1,250	4.2%	1,288	6.2%	1,288	6.2%	1,305	7.8%	1,318	7.7%	1,318	7.7%	1,329	6.3%	1,327	3.0%	1,327	3.0%
Pay TV bundling	177	N/M	208	N/M	208	N/M	231	N/M	258	103.1%	258	103.1%	289	63.1%	309	48.6%	309	48.6%	325	40.7%	335	29.9%	335	29.9%

Footnotes:

(i)	Fiscal 2004/2005 and its comparative year exclude Trading Post, Kaz Group, PSInet Group, Telstra Business Systems (formerly Damovo) and Universal Publishers and proceeds from property and investment sales. Fiscal 2003/2004 and its comparative year exclude Trading Post and asset sales.

(ii)	All percentages relate to growth on prior corresponding period.

(iii)	Mobile Services in Operation(SIOs) are net of deactivated prepaid customers who were outside the recharge only period and reflects recent changes in deactivation policy in Q4 2003/2004.

(iv)	Statistical data is represented in millions unless otherwise stated.

(v)	Retail basic access lines in service have been restated to exclude between 105,000 and 84,000 incontact services. The current period has an exclusion of 87,000 incontact services.

(vi)	Broadband subscriber numbers for 03/04 and 04/05 have been restated to include up to 5000 business subscribers previously overlooked in error.

(vii)	SMS numbers have been restated for 02/03, 03/04 and 04/05 to include up to 20 million messages per quarter of business access manager and online sms previously excluded in error.

Telstra Corporation Limited (ABN 033 051 775 556)
Product reconciliation to align comparative figures with the reported format
Year Ended 30 June 2005

	Reported	Reported
	previously	New Hierarchy
	released
	Jun-04	Jun-04	Movement		Amount		Amount
	$m	$ m	$ m	Included	$ m	Excluded	$m
Mobile services	3,455	3,470	15
Mobile handsets	352	352	—
Total Mobiles	3,807	3,822	15	CDMA Wholesale Domestic Resale	15
Internet and IP solutions	1,010	1,013	3	Wholesale Internet and Data Other	3
PSTN products
Basic access	3,237	3,237	—
Local calls	1,504	1,504	—
PSTN value added services	259	259	—
National long distance calls	1,121	1,121	—
Fixed to mobile	1,597	1,597	—
International direct	266	266	—
Total PSTN products	7,984	7,984	—
Specialised Data	1,018	1,035	17	Wholesale ATM	17
ISDN Products	927	927	—
Advertising and Directories	1,351	1,341	(10)			Yellow Pages Direct	10
Intercarrier services	1,138	1,103	(35)			Wholesale ATM	17
						CDMA Wholesale Domestic Resale	15
						Wholesale Internet and Data Other	3
Solutions management	489	508	19	eBusiness Solutions	19
Hong Kong CSL	726	726	—
TelstraClear	574	574	—
Various controlled entities (excluding HK CSL & TClear)	194	—	(194)			Offshore services revenue	131
						HFC Cable TV	44
						eBusiness Solutions	19
Offshore services revenue	—	131	131	Offshore services revenue	131
Inbound calling products	476	476	—
Pay TV bundling	—	154	154	Pay TV Bundling	154
Customer premises equipment	184	184	—
Payphones	141	141	—
Other sales & service	718	618	(100)	HFC Cable TV	44	Pay TV Bundling	154
				Yellow Pages Direct	10
Sales revenue	20,737	20,737	—		393		393
Other revenue	543	543	(0)
Total revenue	21,280	21,280	(0)		393		393

Media Release

11 August 2005	246/2005
Telstra posts solid result in increasingly challenging market
Telstra today announced a solid result for the financial year ended 30 June 2005, with reported net profit increasing $329 million or 8.0% to $4.447 billion, driven by organic and acquisitive growth.
Telstra Chief Financial Officer, Mr John Stanhope, said that while the full year result was solid the impact of intensifying competition and accelerating declines in PSTN voice revenues was clear in a slower second half, and that this trend was expected to continue into the future.
Underlying sales revenue increased by 3.7% or $770 million, to $21.5 billion, due mainly to growth in broadband, mobiles, advertising and directories, pay TV bundling, and offshore services revenue, offset by a decline in PSTN calling products as migration to other products occurs. Underlying domestic sales revenue increased by 3.5% or $666 million to $19.9 billion.
Underlying earnings before interest and tax (EBIT) increased by 3.0% or $198 million to $6.9 billion, with reported EBIT growing by 6.8% or $445 million to $7.0 billion. Underlying earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 2.9% or $295 million to $10.6 billion.
The Telstra Board of Directors declared a final ordinary dividend of 14 cents per share, franked at a tax rate of 30%. This brings the total ordinary dividend declared for the year to 28 cents per share, a total of $3.5 billion, up 7.7% on last year (excluding special dividends). The dividend will have a record date of Friday, 30 September 2005 with payment to be made on Monday, 31 October 2005.
As part of the previously announced three-year, $1.5 billion per year capital management program, the Board has also declared a fully franked special dividend of 6 cents per share, to be paid in conjunction with the final ordinary dividend. It is the current intention of the Board to pay a further 6 cents per share special dividend with the 2005/2006 interim dividend. During the year, Telstra also delivered on this capital management program through a $750 million first half buyback and the payment of a 6 cents per share special dividend in April 2005, together with the interim dividend.
“It has been a story of two halves — a stronger first half followed by slower growth in the second. Underlying sales revenue for the year grew broadly in line with industry growth, which was a key goal for the company, and we delivered on our commitment to reward shareholders by maximising cash returns,” Mr Stanhope said.
“However, the second half saw accelerating declines in PSTN voice revenues and significant product substitution emerging. Customers are increasingly shifting usage from higher margin PSTN services to lower margin services such as mobiles and broadband. We expect this trend to continue.”
Total PSTN products revenue declined by 3.4% or $275 million for the year with a decline of 1.9% in the first half and 5.1% in the second. Basic access lines declined over the year by 1.6% to 10.12 million. An increase in basic access revenue was offset by volume and yield declines across local calls, international direct and national long distance products due to product substitution, higher package discounts and free call offers.
.../-

Underlying operating expenses (before depreciation, amortisation, interest and tax) grew by 4.0% or $428 million to $11.1 billion, due mainly to an increase in goods and services purchased and increased labour costs to improve customer service.
“Telstra has invested in improved customer service. Staff increases were concentrated in front of house and in meeting broadband demand,” Mr Stanhope said.
With underlying operating expenses growing slightly faster than underlying revenue, there was a slight margin contraction. Underlying EBIT margin declined 0.2% to 32.1% and underlying EBITDA margin decreased by 0.4% to 49.4%.
Other key financial outcomes included:
•	Domestic core operating capital expenditure increased 15.5% to around $3.3 billion, including expenditure on building the 3G application core, in line with market guidance;

•	Although weakening in the second half, operating cash flow less cash flow used in investing activities (free cash flow) grew 4.6%; and

•	Reported earnings per share (EPS) grew by 9.6% to 35.5 cents and underlying EPS grew by 6.7% to 34.8 cents.
Operational highlights for the year included:
•	Mobile services revenue, including wholesale mobiles, grew by 8.4% or $290 million. Including growth in mobile handset revenue of 8.2% or $29 million, total mobiles achieved growth of 8.3% or $319 million to $4.1 billion;

•	Telstra added 168,000 mobile SIOs in the fourth quarter for a total of 8.227 million, an increase of 623,000 or 8.2% for the year;

•	The number of Short Message Service (SMS) sent grew 18% to 2.3 billion messages for the year;

•	Total internet and IP services demonstrated exceptional growth, with revenue increasing by $364 million or 35.9% to $1.4 billion;

•	Total broadband revenue growth of $307 million was driven by subscriber growth of 116.4% from 806,000 to 1.744 million, with significant growth in both ADSL and cable subscribers;

•	Reported advertising and directories revenue grew by 18.2% to $1.6 billion. After excluding Trading Post and Universal Publishers revenue, underlying advertising and directories revenue increased by 9.4%, driven by a range of White Pages and Yellow Pages advertising enhancements;

•	Telstra introduced Telstra Pre-Paid Call Credits which, together with the recently introduced Home and Mobile capped plans, demonstrate the company’s determination to find smarter ways to offer value for money to customers;

•	Customer Service performance continued at a high level across Australia as evident in the recent Australian Communications Authority report for the March 2005 quarter. National Customer Service Guarantee (CSG) performance for PSTN connections was 93% on time and for fault repairs was 91% on time, while 99.07% of PSTN customers did not experience a fault;

•	Increased staff numbers delivered significant improvement in grade of service at Front of House, with Telstra now consistently meeting the target of 80% of calls to the main customer service numbers being answered by a consultant within 20 seconds of leaving the interactive voice portal;

•	The Trading Post is on track, achieving the $64 million EBITDA target set for its first full fiscal year; and

•	As part of its three year cost reduction program, Telstra has identified and extracted a further $300 million in cost savings in the 2005 financial year.
.../-

Internationally, Hong Kong CSL increased sales revenues by 1.1% and TelstraClear achieved revenue growth of 8.9% in $A terms, while reported offshore services revenue increased by 92% or $121 million for the year.
Commenting on the company’s outlook, Telstra Chief Executive Officer, Mr Solomon Trujillo, said that a full-scale strategic review was being conducted at the Board’s request and that all stakeholders would be briefed on the outcome of the review as it is completed.
New sources of revenue and further cost reductions will be necessary to drive earnings growth in the future.
Mr Trujillo said that Telstra’s outlook may change once the review is finalised and plans are implemented but in the interim the company expects:
•	Current regulation, intensifying competition, accelerating decline in PSTN voice revenues and a changing revenue mix will continue to put pressure on Telstra’s top line and margins;
•	Broadband and Sensis performance to remain strong;
•	An increase in the adoption of capped plans to impact the mobiles segment performance in 2005/2006;
•	Cashflow in 2005/2006 to be impacted by payments to Hutchison, higher capital expenditure to meet broadband demand and investment in a number of business improvement initiatives;
•	Increasing depreciation and amortisation expense, reflecting the additional CAPEX spend and the amortisation of the 3G network and spectrum; and
•	That earnings will likely decline in 2005/2006 at the EBITDA and EBIT lines.
Mr Stanhope confirmed that the trading results for the first month of fiscal 2006 were consistent with this guidance.
Mr Stanhope advised that Telstra’s financial statements for the first half of the 2006 financial year onward would be prepared under the Australian equivalents of International Financial Reporting Standards (A-IFRS), as adopted by the Australian Accounting Standards Board. Under A-IFRS, Telstra expects its net profit after tax to be more volatile compared with existing Australian reporting requirements. However, the adoption of A-IFRS is not expected to significantly affect Telstra’s net cash flow, ability to borrow funds or capacity to pay dividends to shareholders.
Telstra Media Contact
Kerrina Lawrence
Tel: 03 9634 5611
Mbl: 0419 352 313
Telstra’s national media inquiry line is 13 1639 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media

Telstra Corporation Limited and controlled entities
Telstra Corporation Limited and controlled entities

Australian Business Number (ABN): 33 051 775 556

Telstra Corporation Limited and controlled entities
Statement of Financial Performance

for the year ended 30 June 2005

		Telstra Group				Telstra Entity
		Year ended 30 June				Year ended 30 June
		2005	2005	2004	2003	2005	2004
	Note	$m	US$m	$m	$m	$m	$m

Ordinary activities
Revenue
Sales revenue	2	22,161	16,882	20,737	20,495	19,587	18,996
Other revenue (excluding interest revenue)	2,3	496	378	543	1,121	357	391

		22,657	17,260	21,280	21,616	19,944	19,387

Expenses
Labour	3	3,693	2,813	3,218	3,204	2,916	2,807
Goods and services purchased	3	4,147	3,159	3,554	3,713	2,894	2,684
Other expenses	3	4,055	3,089	4,255	4,504	3,666	3,844

		11,895	9,061	11,027	11,421	9,476	9,335

Share of net (profit)/loss from joint venture entities and associated entities	24	(9)	(7)	78	1,025	—	—

		11,886	9,054	11,105	12,446	9,476	9,335

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		10,771	8,206	10,175	9,170	10,468	10,052
Depreciation and amortisation	3	3,766	2,869	3,615	3,447	3,298	3,228

Earnings before interest and income tax expense (EBIT)		7,005	5,337	6,560	5,723	7,170	6,824

Interest revenue	2	103	78	55	84	103	95
Borrowing costs	3	839	639	767	879	851	843

Net borrowing costs		736	561	712	795	748	748

Profit before income tax expense		6,269	4,776	5,848	4,928	6,422	6,076

Income tax expense	4	1,822	1,388	1,731	1,534	1,777	1,697

Net profit		4,447	3,388	4,117	3,394	4,645	4,379
Outside equity interests in net loss		—	—	1	35	—	—

Net profit available to Telstra Entity shareholders		4,447	3,388	4,118	3,429	4,645	4,379

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities		(43)	(33)	21	(161)	—	—
Reserves recognised on equity accounting our interest in joint venture entities and associated entities		3	2	(5)	(18)	—	—
Increase to opening retained earnings on adoption of new accounting standard		—	—	—	1,415	—	—

Valuation adjustments attributable to Telstra Entity shareholders and recognised directly in equity		(40)	(31)	16	1,236	—	—

Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		4,407	3,357	4,134	4,665	4,645	4,379

		¢	US¢	¢	¢

Basic and diluted earnings per share (cents per share)	6	35.5	27.0	32.4	26.6

Total dividends paid/declared (cents per share)	7,28	40.0	30.0	26.0	27.0

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Financial Position

as at 30 June 2005

		Telstra Group			Telstra Entity
		As at 30 June			As at 30 June
		2005	2005	2004	2005	2004
	Note	$m	US$m	$m	$m	$m

Current assets
Cash assets	8	1,540	1,174	687	1,360	543
Receivables	9	3,609	2,749	3,608	3,566	3,258
Inventories	10	232	177	229	194	206
Other assets	14	796	606	803	679	687

Total current assets		6,177	4,706	5,327	5,799	4,694

Non current assets
Receivables	9	240	183	740	290	1,047
Inventories	10	15	11	10	15	10
Investments — accounted for using the equity method	11	49	37	40	44	32
Investments — other	11	—	—	80	6,029	5,435
Property, plant and equipment	12	23,351	17,789	22,863	21,573	21,600
Intangibles — goodwill	13	2,287	1,742	2,104	12	16
Intangibles — other	13	1,581	1,204	1,501	182	220
Other assets	14	2,610	1,988	2,328	2,332	2,160

Total non current assets		30,133	22,954	29,666	30,477	30,520

Total assets		36,310	27,660	34,993	36,276	35,214

Current liabilities
Payables	15	2,809	2,140	2,338	1,957	1,891
Interest-bearing liabilities	16	1,518	1,156	3,246	3,903	5,527
Income tax payable		534	407	539	519	512
Provisions	17	389	296	358	324	331
Revenue received in advance		1,132	862	1,095	912	885

Total current liabilities		6,382	4,861	7,576	7,615	9,146

Non current liabilities
Payables	15	122	93	49	13	46
Interest-bearing liabilities	16	11,816	9,001	9,014	11,782	9,014
Provision for deferred income tax		1,885	1,436	1,807	1,826	1,748
Provisions	17	836	637	778	779	740
Revenue received in advance		388	296	408	381	398

Total non current liabilities		15,047	11,463	12,056	14,781	11,946

Total liabilities		21,429	16,324	19,632	22,396	21,092

Net assets		14,881	11,336	15,361	13,880	14,122

Shareholders’ equity
Telstra Entity
Contributed equity	18	5,793	4,413	6,073	5,793	6,073
Reserves		(157)	(120)	(105)	277	277
Retained profits		9,243	7,041	9,391	7,810	7,772

Shareholders’ equity available to Telstra Entity shareholders		14,879	11,334	15,359	13,880	14,122
Outside equity interests
Contributed equity		2	2	2	—	—

Total outside equity interests		2	2	2	—	—

Total shareholders’ equity		14,881	11,336	15,361	13,880	14,122

Expenditure commitments, contingent liabilities and assets	20,21
The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows

for the year ended 30 June 2005

		Telstra Group				Telstra Entity
		Year ended 30 June				Year ended 30 June
		2005	2005	2004	2003	2005	2004
	Note	$m	US$m	$m	$m	$m	$m

Cash flows from operating activities
Receipts from trade and other receivables (c)		24,526	18,684	23,205	22,721	21,343	20,926
Payments of accounts payable and to employees (c)		(12,754)	(9,716)	(12,067)	(12,130)	(10,029)	(9,862)
Interest received		80	61	51	70	81	92
Borrowing costs paid		(879)	(670)	(846)	(999)	(892)	(922)
Dividends received		2	2	2	7	1	1
Income taxes paid		(1,718)	(1,309)	(1,856)	(1,536)	(1,712)	(1,804)
GST remitted to the Australian Taxation Office (ATO)		(1,094)	(833)	(1,056)	(1,076)	(1,050)	(1,044)

Net cash provided by operating activities (a)		8,163	6,219	7,433	7,057	7,742	7,387

Cash flows from investing activities
Payments for:
- property, plant and equipment		(2,995)	(2,282)	(2,572)	(2,704)	(2,715)	(2,505)
- internal use software assets		(523)	(398)	(435)	(555)	(446)	(385)
- intangibles		(6)	(5)	(2)	(2)	—	—
- deferred expenditure		(15)	(11)	(6)	—	(14)	(6)

Capital expenditure (before investments)		(3,539)	(2,696)	(3,015)	(3,261)	(3,175)	(2,896)

- shares in controlled entities		(574)	(437)	(667)	(25)	(28)	(637)
- investment in joint venture entities		(10)	(8)	(1)	(45)	(5)	—
- investment in associated entities (including share buy-back)		(4)	(3)	1	—	—	1
- shares in listed securities and other investments		(2)	(2)	(1)	(1)	(1)	(1)

Investment expenditure		(590)	(450)	(668)	(71)	(34)	(637)

Total capital expenditure		(4,129)	(3,146)	(3,683)	(3,332)	(3,209)	(3,533)
Proceeds from:
- sale of property, plant and equipment		68	52	168	797	79	197
- sale of shares in controlled entities		—	—	—	12	—	—
- sale of joint venture entities and associated entities		30	23	221	20	30	—
- sale of listed securities and other investments		146	111	24	7	134	41
- sale of business		—	—	—	4	—	—
- redemption of PCCW converting note		76	58	—	—	76	—

Net cash used in investing activities		(3,809)	(2,902)	(3,270)	(2,492)	(2,890)	(3,295)

Operating cash flows less investing cash flows		4,354	3,317	4,163	4,565	4,852	4,092

Cash flows from financing activities
Proceeds from borrowings		6,433	4,901	4,119	5,914	6,611	4,329
Proceeds from Telstra bonds		983	749	—	—	983	—
Repayment of borrowings		(5,735)	(4,369)	(4,274)	(6,315)	(6,478)	(4,411)
Repayment of Telstra bonds		(272)	(207)	(211)	(582)	(272)	(211)
Repayment of finance leases principal amount		(16)	(12)	(13)	(22)	(11)	(11)
Employee share loans		19	14	24	33	19	24
Loan to joint venture entities and associated entities		(37)	(28)	(226)	—	—	(226)
Dividends paid	7	(4,131)	(3,147)	(3,186)	(3,345)	(4,131)	(3,186)
Share buy-back (d)		(756)	(576)	(1,009)	—	(756)	(1,009)

Net cash used in financing activities		(3,512)	(2,675)	(4,776)	(4,317)	(4,035)	(4,701)

Net increase/(decrease) in cash		842	642	(613)	248	817	(609)
Foreign currency conversion		(3)	(2)	—	(18)	—	—
Cash at the beginning of the year		687	523	1,300	1,070	543	1,152

Cash at the end of the year (b)		1,526	1,163	687	1,300	1,360	543

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows (continued)

for the year ended 30 June 2005

		Telstra Group				Telstra Entity
		Year ended 30 June				Year ended 30 June
		2005	2005	2004	2003	2005	2004
	Note	$m	US$m	$m	$m	$m	$m

Cash flow notes

(a) Reconciliation of net profit to net cash provided by operating activities

Net profit		4,447	3,388	4,117	3,394	4,645	4,379
Add/(subtract) the following transactions
Depreciation and amortisation	3	3,766	2,869	3,615	3,447	3,298	3,228
Accrued interest on notes issued by PCCW		(4)	(3)	(4)	(15)	(4)	(4)
Dividends received from related entities	24	2	2	1	6	1	(142)
Profit on sale of property, plant and equipment	3	(8)	(6)	(40)	(173)	(10)	(40)
Profit on sale of controlled entities	3	—	—	—	(5)	—	—
Profit on sale of joint venture and associated entities	3	(16)	(12)	(170)	(12)	(27)	—
Profit on sale of listed securities and other entities	3	(67)	(51)	(8)	2	(63)	(8)
Profit on sale of business	3	—	—	—	(10)	—	—
Loss on redemption of PCCW converting note	3	4	3	—	—	4	—
Borrowing costs included in the cost of constructed assets	3	(90)	(70)	(74)	(105)	(90)	(74)
Share of joint venture entities’ net losses	24	—	—	85	1,015	—	—
Share of associated entities’ net (profits)/losses	24	(9)	(7)	(7)	10	—	—
Provision for reduction in value of investments	3	6	5	—	26	(310)	(709)
Provision for reduction in value of controlled entity receivables	3	—	—	—	—	460	709
Provision for reduction in amount owed by joint venture entity	3	5	4	226	—	—	226
Net foreign currency conversion differences		6	5	3	(39)	—	—
Decrease in non cash receivable from related entity		—	—	—	—	(361)	—
Other		32	24	6	47	61	13
Movements in operating assets and liabilities (net of acquistions of controlled entity balances)
(Increase)/decrease in trade debtors and other debtors		24	18	143	4	47	75
(Increase)/decrease in inventories		9	7	35	(52)	7	60
(Increase)/decrease in deferred expenditure and prepayments		(7)	(5)	6	48	(15)	3
(Increase)/decrease in deferred mobile phone handset subsidies		(75)	(57)	(104)	(42)	(75)	(104)
Increase/(decrease) in accounts payable and other creditors		15	11	(335)	(271)	47	(166)
Increase/(decrease) in revenue received in advance		(13)	(10)	98	(66)	10	69
Increase/(decrease) in net taxes payable		105	80	(125)	9	85	(107)
Increase/(decrease) in provisions		31	24	(35)	(161)	32	(21)

Net cash provided by operating activities		8,163	6,219	7,433	7,057	7,742	7,387

(b) Reconciliation of cash balances
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:
Cash assets	8	1,540	1,174	687	1,300	1,360	543
Bank overdraft	16	(14)	(10)	—	—	—	—

		1,526	1,164	687	1,300	1,360	543

Telstra Corporation Limited and controlled entities
Statement of Cash Flows (continued)

for the year ended 30 June 2005
Cash flow notes (continued)
(c) Goods and Services Tax (GST)
Our receipts from trade and other receivables includes estimated GST of $2,121 million (2004: $2,030 million; 2003: $2,072 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $784 million (2004: $750 million; 2003: $639 million) and GST paid relating to investing activities amounted to $243 million (2004: $224 million; 2003: $356 million).
(d) Share buy-back
On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The cost of the share buy back comprised purchase consideration of $750 million and associated transaction costs of $6 million. During fiscal 2004, we also completed an off-market share buy-back of 238,241,174 ordinary shares. The cost of the 2004 buy-back comprised purchase consideration of $1,001 million and associated transaction costs of $8 million. Refer to note 18 for further information.
(e) Significant financing and investing activities that involve non cash components
Capitalised Interest
Our property, plant and equipment includes borrowing costs of $70 million (2004: $57 million; 2003: $77 million) which have been included in the cost of constructed assets. Our software assets include borrowing costs of $20 million (2004: $17 million; 2003: $28 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.
Sale and leaseback transactions
There were no significant sale and leaseback transactions entered into during fiscal 2005 or fiscal 2004.
During fiscal 2003, we entered into a sale and leaseback on a portfolio of seven office properties for $570 million. We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years. The profit on the sale of this property, plant and equipment was $131 million before income tax expense. The cash inflow from this sale is recognised in our proceeds from the sale of property, plant and equipment (refer to note 3 for further information).
Acquisition of 3G assets
During fiscal 2005, we acquired a 50% interest in Hutchison 3G Australia Pty Ltd’s existing third generation (3G) radio access network amounting to $428 million at acquisition date. This acquisition is not fully reflected in our statement of cash flows as the purchase price is being paid in instalments through to 1 July 2006. As at 30 June 2005, we have paid $22 million to our joint venture partner for the acquisition of these assets. The balance is reflected in our deferred liabilities. Refer to note 15 for further information.
(f) Financing facilities
Details of credit standby arrangements and loan facilities are shown in note 16.
(g) Acquisitions
Fiscal 2005 — Telstra Group
During fiscal 2005 we acquired the following controlled entities:
On 19 July 2004, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities for a cash consideration of $340 million, including acquisition costs.
On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited and its controlled entities for an initial cash consideration of $111 million, including acquisition costs, and deferred consideration amounting to $13 million.
On 17 September 2004, we acquired 100% of the issued share capital of ESA Holding Pty Ltd, its controlled entity Damovo (Australia) Pty Ltd, and of Damovo HK Limited (Damovo Group) for a cash consideration of $66 million, including acquisition costs.
On 20 December 2004, we acquired 100% of the issued share capital of Universal Publishers Pty Ltd for a cash consideration of $46 million, including acquisition costs.
In addition to the above, we made a number of other minor acquisitions for a total consideration of $16 million during the year. Included in these acquisitions was an additional 10% interest in 1300 Australia Pty Ltd, which gave us a controlling interest in this entity.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows (continued)

for the year ended 30 June 2005
Cash flow notes (continued)
(g) Acquisitions (continued)
Details of the acquisitions are as follows:

Year ended
30 June
2005
Acquisition of controlled entities	$m

Consideration for acquisitions
Cash	565
Deferred consideration	13
Costs of acquisitions	14

592

Fair value of assets and liabilities acquired by major class
Cash assets	13
Receivables	117
Inventories	17
Property, plant and equipment	77
Intangibles	235
Software	15
Other assets	15
Deferred tax assets	21
Payables	(99)
Provisions	(58)
Finance lease liability	(39)
Interest-bearing liabilities	(8)
Other liabilities	(39)

Fair value of net assets on gaining control	267
Adjustment upon increase in ownership interest from associated entity to controlled entity	(2)
Goodwill on acquisition	327

592

Outflow of cash on acquisitions
Consideration for acquisitions	(565)
Cash balances acquired	13
Costs of acquisitions	(14)
Payments of deferred consideration for prior years’ acquisitions	(8)

(574)

Fiscal 2005 — Telstra Entity
During fiscal 2005 there were no businesses acquired by the Telstra Entity. However, funding has been provided by the Telstra Entity to facilitate acquisitions within the Telstra Group and this has been reflected in investments where additional share capital has been issued by subsidiaries.
Fiscal 2004 — Telstra Group
During fiscal 2004 we acquired the following controlled entities:
On 13 February 2004, we acquired 100% of the share capital of Cable Telecom (GB) Limited (Cable Telecom) for an initial cash consideration of $31 million (GBP 13 million) and deferred consideration of $7 million (GBP 3 million).
On 5 March 2004, we acquired 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post Group) for an initial cash consideration of $636 million and deferred consideration of $2 million.
On 31 March 2004, we acquired 75% of the share capital of Invizage Pty Ltd (Invizage) for an initial cash consideration of $4 million and deferred consideration of $3 million.
Details of the acquisitions are as follows:

Year ended
30 June
2004
Acquisition of controlled entities	$m

Consideration for acquisitions
Cash	673
Deferred consideration	11
Costs of acquisitions	1

685

Fair value of assets and liabilities acquired by major class
Cash assets	7
Receivables	9
Property, plant and equipment	8
Intangibles	477
Other assets	5
Deferred tax assets	2
Payables	(28)
Provisions	(3)
Finance lease liability	(1)

Fair value of net assets on gaining control	476
Goodwill on acquisition	209

685

Outflow of cash on acquisitions
Consideration for acquisitions	(673)
Cash balances acquired	7
Costs of acquisitions	(1)

(667)

Telstra Corporation Limited and controlled entities
Statement of Cash Flows (continued)

for the year ended 30 June 2005
Cash flow notes (continued)
Fiscal 2004 — Telstra Entity
During fiscal 2004, the Telstra Entity acquired the NDC construction business from our wholly owned subsidiary Network Design and Construction Limited (NDC). This involved the transfer of NDC’s assets, including customer bases and the recognition of $16 million in goodwill, which is eliminated on consolidation.
The Telstra Entity also acquired the assets of its wholly owned subsidiary Telstra New Wave Pty Ltd (Telstra New Wave), which involved the acquisition of $14 million in identifiable intangible assets.
Details of the acquisition are as follows:

Year ended
30 June
2004
Acquisition of business	$m

Consideration for acquisition

Intercompany loan	39

Fair value of assets and liabilities acquired by major class
Construction WIP	34
Inventory	3
Property, plant and equipment	49
Identifiable intangible assets	18
Software	6
Other assets	1
Payables	(3)
Provisions	(65)
Accrued expenses	(12)
Finance lease liability	(8)

Fair value of net assets on gaining control	23
Goodwill on acquisition	16

39

There was no cash consideration paid as part of these acquisitions.
Fiscal 2003 — Telstra Group
On 9 April 2003, we acquired an additional 41.6% interest in TelstraClear Limited (TelstraClear) giving us 100% ownership of this company and its controlled entities.
Cash consideration for this additional acquisition was $25 million (NZ$26.9 million). As we controlled TelstraClear prior to this transaction, we were already consolidating their results, financial position and cash flows in to the Telstra Group.
Fiscal 2003 — Telstra Entity
There were no significant acquisitions of businesses by the Telstra Entity other than those noted above during fiscal 2003.
(h) Disposals of entities
There were no significant disposals of controlled entities during fiscal 2005, fiscal 2004 or fiscal 2003.

Telstra Corporation Limited and controlled entities
Statements of Changes in Shareholders’ Equity

for the year ended 30 June 2005

Telstra Group
		Reserves
			Foreign		Consolid-
	Contributed	Asset	currency		ation		Outside
	equity	revaluation	translation	General	fair value	Retained	equity
	(i)	(ii)	(iii)	(iv)	(v)	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 2002	6,433	32	(55)	(17)	54	7,661	(2)	14,106
- increase to opening retained profits on adoption of new accounting standard (vi)	—	—	—	—	—	1,415	—	1,415
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	(8)	39	31
- net profit/(loss)	—	—	—	—	—	3,429	(35)	3,394
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(21)	3	—	—	—	(18)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(161)	—	—	—	—	(161)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(4)	4	—	—
- transfer of foreign currency translation reserve on sale of controlled entities and associates	—	—	(3)	22	—	(19)	—	—
- dividends (note 7)	—	—	—	—	—	(3,345)	—	(3,345)

Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	—	1	1
- net profit/(loss)	—	—	—	—	—	4,118	(1)	4,117
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(5)	—	—	—	—	(5)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	21	—	—	—	—	21
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(6)	6	—	—
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	—	—	38	(3)	—	(35)	—	—
- share buy-back (vii)	(360)	—	—	—	—	(649)	—	(1,009)
- dividends (note 7)	—	—	—	—	—	(3,186)	—	(3,186)

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361
(continued over page)
The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Changes in Shareholders’ Equity (continued)

Telstra Group
		Reserves
			Foreign		Consolid-
	Contributed	Asset	currency		ation		Outside
	equity	revaluation	translation	General	fair value	Retained	equity
	(i)	(ii)	(iii)	(iv)	(v)	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361
- net profit	—	—	—	—	—	4,447	—	4,447
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(2)	5	—	—	—	3
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(43)	—	—	—	—	(43)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(6)	6	—	—
- transfer of general reserve on sale of associates	—	—	—	(6)	—	6	—	—
- share buy-back (vii)	(280)	—	—	—	—	(476)	—	(756)
- dividends (note 7)	—	—	—	—	—	(4,131)	—	(4,131)

Balance at 30 June 2005	5,793	32	(231)	4	38	9,243	2	14,881

Balance at 30 June 2005 US$m	4,413	24	(176)	3	29	7,041	2	11,336

(i) Refer to note 18 for details of our contributed equity.
(ii) The asset revaluation reserve was previously used to record changes in the value of non current assets. Under AASB 1041: “Revaluation of Non-Current Assets”, we have previously deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount must be made through the statement of financial performance.
As a consequence of applying the cost method of accounting, we have discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve can no longer be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.
(iii) The foreign currency translation reserve is used to record exchange differences arising from the conversion of the financial statements of our self sustaining non-Australian operations into Australian dollars. Conversion of operations where entities operate on their own are taken to the foreign currency translation reserve, while conversion of those entities that operate with us are taken to the statement of financial performance.
This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in joint venture entities and associated entities. The foreign currency translation reserve applicable to joint venture entities and associated entities is shown in note 24.
(iv) The general reserve represents our share of the capital reserve of joint venture entities and associated entities as a result of equity accounting. The reserves applicable to these investments is shown in note 24.
(v) The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets on acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets (average of 18 years).
(vi) Due to the first time application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” during fiscal 2003, we adjusted the opening balance of retained profits at 1 July 2002 by the amount of the dividend provided for as at 30 June 2002.
(vii) On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. During fiscal 2004, we also completed an off-market share buy-back of 238,241,174 ordinary shares. Refer to note 18 for further details.

Telstra Corporation Limited and controlled entities
Statement of Changes in Shareholders’ Equity (continued)

for the year ended 30 June 2005

Telstra Entity
		Asset
	Contributed	revaluation	Retained
	equity	reserve	profits	Total
	$m	$m	$m	$m

Balance at 30 June 2002	6,433	277	6,907	13,617
- increase to opening retained profits on adoption of new accounting standard	—	—	1,415	1,415
- net profit	—	—	2,251	2,251
- dividends (note 7)	—	—	(3,345)	(3,345)

Balance at 30 June 2003	6,433	277	7,228	13,938
- net profit	—	—	4,379	4,379
- share buy-back	(360)	—	(649)	(1,009)
- dividends (note 7)	—	—	(3,186)	(3,186)

Balance at 30 June 2004	6,073	277	7,772	14,122
- net profit	—	—	4,645	4,645
- share buy-back	(280)	—	(476)	(756)
- dividends (note 7)	—	—	(4,131)	(4,131)

Balance at 30 June 2005	5,793	277	7,810	13,880

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements
1. Summary of accounting policies
In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation, and its controlled entities as a whole. Telstra Entity refers to the legal entity, Telstra Corporation Limited.
Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:
•	year, fiscal year or financial year means the year ended 30 June;

•	balance date means the date 30 June; and

•	2005 means fiscal 2005 and similarly for other fiscal years.
The principal accounting policies we used in preparing the financial report of the Telstra Entity and the Telstra Group are listed below. These are presented to assist your understanding of the financial reports. These accounting policies are consistent with those adopted in previous periods, unless a change in accounting policy has been made and brought to your attention.
1.1 Basis of preparation of the financial report
This financial report is a general purpose financial report prepared in accordance with:
•	the Australian Corporations Act 2001;

•	Accounting Standards applicable in Australia;

•	other authoritative pronouncements of the Australian Accounting Standards Board;

•	Urgent Issues Group Consensus Views; and

•	Australian generally accepted accounting principles (AGAAP).
This financial report is prepared in accordance with historical cost, except for some categories of investments that are equity accounted. Cost is the fair value of the consideration given in exchange for net assets acquired.
In preparing this financial report, we have been required to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities;

•	the disclosure of contingent assets and liabilities; and

•	revenues and expenses for the year.
Actual results could differ from those estimates.
Note 30 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).
United States dollar conversions
This financial report has been prepared using Australian dollars (A$). For the convenience of readers outside Australia we have converted our statement of financial performance, statement of financial position, statement of cash flows and USGAAP disclosures from A$ to US$ for fiscal 2005.
These conversions appear under columns headed “US$m” and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2005 was A$1.00 = US$0.7618.
These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.
1.2 Change in accounting policies
No accounting policy changes occurred during fiscal 2005.
The following accounting policy changes occurred during fiscal 2004.
Revenue arrangements with multiple deliverables
It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP in relation to revenue recognition and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.
In November 2002, the Emerging Issues Task Force in the US reached a consensus on Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 is applicable to us from 1 July 2003.
EITF 00-21 requires that where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting under EITF 00-21 should be accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting, the arrangement is accounted for as a single unit.
We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit under EITF 00-21 is then recognised in accordance with our revenue recognition policies described in note 1.21 “Revenue recognition”.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)
1.2 Change in accounting policies (continued)
We have a number of arrangements with our customers that are considered to be distinguishable into separate units of accounting under EITF 00-21. These are:
•	mobile handsets that are offered as part of a mobile network contract or sold as part of a prepaid phone package;

•	broadband internet installation kits, where a modem is provided, and satellite internet packages; and

•	advertising in the Yellow Pages printed and online directories.
We assessed the requirements of EITF 00-21 and determined that there was no material impact on our statement of financial performance or statement of financial position as at, and for the year ended, 30 June 2004 and 30 June 2003 in relation to these arrangements.
1.3	Recently issued accounting standards to be applied in Australia in future periods
The adoption of the Australian equivalents of International Financial Reporting Standards (A-IFRS) will apply in future financial reports. Refer to 1.4 Adoption of International Financial Reporting Standards for the impact we are expecting these standards to have on Telstra.
1.4	Adoption of International Financial Reporting Standards
Australian entities reporting under the Corporations Act 2001 must prepare their financial statements for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). This will involve preparing our first set of financial statements applying A-IFRS for the half-year ending 31 December 2005 and for the financial year ending 30 June 2006.
The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial statements using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” where comparative information is not required to be restated.
Currently we provide two years of comparative financial information in our year end financial statements to comply with applicable US Securities and Exchange Commission (SEC) requirements. The SEC has granted a one-time relief from this requirement for foreign registered companies preparing their first set of financial statements in compliance with International Financial Reporting Standards. We have elected to apply this relief and will only provide one year of comparative information in our 30 June 2006 financial statements.
For reporting in the 2006 fiscal year, comparatives will be remeasured and restated for the half-year ending 31 December 2004 and the financial year ending 30 June 2005. Most of the adjustments on transition are required to be made to opening retained profits at the beginning of the first comparative period (ie. at 1 July 2004).
We have a formal IFRS project team to manage the convergence to A-IFRS and enable us to be prepared to report for the first time in accordance with the timetable outlined above. The project team is monitored by a governance committee comprising senior members of management, which reports regularly on progress to the Audit Committee of the Telstra Board of Directors. The governance committee is monitoring our adoption of A-IFRS in accordance with an established project implementation plan. The committee has also been following the developments in IFRS and the potential impact for our transition to A-IFRS.
The IFRS project is comprised of dedicated workstreams with project teams responsible for evaluating the impact of a specific group of accounting changes resulting from the adoption of A-IFRS. The technical evaluation phase of each workstream is substantially complete and the project is in the implementation and review phases. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of A-IFRS for the 2006 fiscal year.
The following disclosures reflect the adjustments based on the work of our IFRS project team for both the Telstra Group and the Telstra Entity. The adjustments reported are based on the A-IFRS standards released as at 30 June 2005. These are subject to ongoing review and any amendments by the AASB, or by interpretative guidance from the IASB or AASB, could change the adjustments reported. The adjustments identified are our best judgements as at reporting date. The figures presented are our current best estimate of the consequences for the Company adopting A-IFRS and accordingly they remain subject to change.
There are certain items that still require resolution. We have not recognised a deferred tax liability in relation to indefinite lived intangibles as detailed in note 1.4 (c). Also, in respect of the Urgent Issues Group (UIG) release UIG 1042: “Subscriber Acquisition Costs in the Telecommunication Industry”, we have not changed the accounting for mobile phone handset subsidies as detailed in note 1.4 (j).
We set out below the key differences in accounting policy and our known estimable transitional differences from application of A-IFRS. In addition, we have included the likely impacts on the 2005 fiscal year result and financial position where known and the transitional adjustments for AASB 132/139 as at 1 July 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4	Adoption of International Financial Reporting Standards (continued)
(a) AASB 2: “Share-Based Payment” (AASB 2)
Under current AGAAP we recognise an expense for all restricted shares, performance rights, deferred shares, other like instruments and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense is equal to the funding provided to the Telstra Growthshare Trust to purchase Telstra shares on market to underpin these equity instruments, and is recognised in full in the statement of financial performance when the funding is provided. Under current AGAAP, we do not recognise an expense for options issued on the basis that instrument holders will be required to pay the option exercise price once the options vest and are exercised. We have not issued options subsequent to fiscal 2002.
On adoption of AASB 2 we will recognise an expense for all share-based remuneration determined with reference to the fair value of the equity instruments issued. The fair value of our equity instruments will be calculated using an appropriate valuation technique to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value calculated in accordance with AASB 2 will be charged against profit over the relevant vesting periods, and adjusted as required by the standard.
Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) we have elected not to apply AASB 2 to equity instruments issued prior to 7 November 2002 (the effective date of IFRS 2). This approach gives rise to a positive transitional adjustment to retained profits.
A transitional adjustment to increase Telstra Group opening retained profits by $55 million (Telstra Entity: $55 million) represents the reversal of the expense previously recorded under AGAAP. We will also recognise a transitional expense in Telstra Group retained profits under AASB 2 of $4 million (Telstra Entity: $4 million) relating to the amortisation over the vesting period of issues subsequent to 7 November 2002. This transitional expense will increase share capital by $4 million.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust, which administers our share based payment plans. Under current AGAAP we do not control or significantly influence the trust, as beneficial ownership and control remains with the employees who participate in the share plans, administered by the Trustee on their behalf.
Under A-IFRS, we believe that from transition date we will be required to include the results, financial position and cash flows of the Telstra Growthshare Trust within our financial statements. The following adjustments will be recorded on initial recognition within the Telstra Group and Telstra Entity:
•	elimination of the loan receivable from the Telstra Growthshare Trust ($65 million);

•	reduction in share capital to reflect the shares held in the Telstra Entity by the Telstra Growthshare Trust ($117 million); and

•	the recognition of cash assets held by the Telstra Growthshare Trust ($3 million).
Other assets and liabilities held by the Trust are insignificant to the Telstra Group and Telstra Entity.
Our interpretation of AASB 2 is that shares issued under the Telstra Employee Share Ownership Plans (TESOP 97 and TESOP 99), in conjunction with the non-recourse loans, are to be accounted for as options. As a result, the outstanding balance of the Telstra Group and Telstra Entity loans to employees under TESOP 97 and TESOP 99 amounting to $174 million (comprising $24 million current receivables and $150 million non-current receivables), will be deducted from share capital on transition to A-IFRS.
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). Under current AGAAP, we do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the Trustee on their behalf.
Under A-IFRS we will also include TESOP 97 and TESOP 99 within our financial statements from transition date. The assets and liabilities held by these trusts are insignificant to the Telstra Group and Telstra Entity.
Comparative information
The cumulative effect on the Telstra Group and Telstra Entity financial position at 30 June 2005 will be to increase cash assets by $8 million, decrease current receivables by $24 million, non current receivables by $175 million, and share capital by $257 million. Telstra Group labour expense will decrease by $10 million, interest revenue will decrease by $2 million, and dividends will decrease by $7 million for the year ended 30 June 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4	Adoption of International Financial Reporting Standards (continued)
(b) AASB 3: “Business Combinations” (AASB 3)
Our current accounting policy is to amortise goodwill over the period of expected benefit. Under A-IFRS goodwill acquired in a business combination will no longer be amortised, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment resulting in an impairment loss, it will be recognised immediately in the statement of financial performance.
Under the transitional arrangements of AASB 1 we have the option of applying AASB 3 prospectively from the transition date to A-IFRS. We have chosen this option rather than to restate all previous business combinations. The impact of AASB 3 and associated transitional arrangements will be as follows:
•	all prior business combination accounting will be frozen as at 1 July 2004; and

•	the value of goodwill will be frozen as at transition date, with any amortisation that has been, or will be, reported under AGAAP subsequent to transition date reversed for A-IFRS restatements.
Comparative information
The prohibition of amortisation of goodwill will have the effect of reducing expenses and therefore improving reported profits, subject to any impairment charges that may be required from time to time. This change in policy under A-IFRS may result in increased volatility of future earnings where impairment losses are incurred. The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase intangibles - goodwill by $145 million (Telstra Entity: $4 million). The AGAAP amortisation charge for the Telstra Group for the year ended 30 June 2005 was $145 million (Telstra Entity: $4 million), which will be reversed for A-IFRS purposes.
In addition, the amortisation charge for notional goodwill that has previously been included in the share of net loss from joint venture entities and associated entities will cease. The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase investments accounted for using the equity method by $2 million. The AGAAP notional amortisation charge for the Telstra Group for the year ended 30 June 2005 was $2 million and will be reversed for A-IFRS purposes. There is no impact on the Telstra Entity.
The adoption of AASB 3 results in adjustments being recognised for acquisitions completed subsequent to transition date in the 12 months to 30 June 2005. This means that deferred tax balances related to assets and liabilities acquired are to be recognised as part of an acquisition, subsequently resulting in adjusted goodwill balances. The effect on the Telstra Group financial position at 30 June 2005 will be to increase intangibles - goodwill by $68 million and deferred tax liabilities by $68 million. There is no impact on the Telstra Entity.
(c) AASB 112: “Income Taxes” (AASB 112)
On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, will be adopted, replacing the “income statement approach” currently used by Australian companies. Under the new method we will generally recognise deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.
The identified tax adjustments to Telstra Group deferred tax liabilities that arise on transition to other A-IFRS standards, comprise an increase of $137 million associated with the pension asset as detailed in note 1.4 (e), and a decrease of $138 million for the tax effect of the transitional adjustment relating to borrowing costs as detailed in note 1.4 (g). Opening retained earnings increase by $1 million as a result of these entries.
The identified tax adjustments to Telstra Entity deferred tax liabilities that arise on transition to other A-IFRS standards, comprise an increase of $135 million associated with the pension asset as detailed in note 1.4 (e), and a decrease of $129 million for the tax effect of the transitional adjustment relating to borrowing costs as detailed in note 1.4 (g). Opening retained earnings decrease by $6 million as a result of these entries.
In addition, a net transitional increase to Telstra Group deferred tax liabilities of $234 million will arise from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach, for items not previously required to be recognised. For the Telstra Group, this comprises $93 million for the tax effect of fair value adjustments on entities acquired by us and tax base differences on buildings of $169 million, partially offset by tax losses of $28 million. Opening retained earnings decrease by $202 million, and the asset revaluation reserve reduces by $32 million to a balance of nil, as a result of these entries.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4	Adoption of International Financial Reporting Standards (continued)
(c) AASB 112: “Income Taxes” (AASB 112) (continued)
In June 2005, the Urgent Issues Group released UIG 1052: “Tax Consolidation Accounting”. This interpretation does not result in a change to reporting by the Telstra Group, but will impact on reporting for the Telstra Entity. The interpretation must be applied for the year ending 30 June 2006. Due to the timing of this release, it has not been possible to ascertain the impact on the Telstra Entity. As a result, the net transitional adjustment that will arise from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach has not been finalised for the Telstra Entity.
The tax consequences of some aspects of the adoption of A-IFRS are still unclear. The Australian Taxation Office has established a national tax liaison group IFRS sub-committee to identify, calculate and manage the consequences arising from IFRS adoption. There are also some technical aspects of AASB 112 that are the subject of further clarification as to how they will apply to us. Finalisation of these matters could give rise to further transitional adjustments from the adoption of AASB 112.
We have not recognised a deferred tax liability in relation to indefinite lived intangibles as we do not believe that this asset balance gives rise to a future tax consequence. The AASB has referred this matter to the International Financial Reporting Interpretations Committee, who has added this to their August 2005 agenda for consideration. The IFRIC interpretation of this issue could increase the transitional deferred tax liability adjustment by $135 million in the event that our interpretation is not supported. Subsequent to transition date another indefinite lived intangible has been acquired. Resolution of this issue could give rise to an increase in intangibles — goodwill by $2 million and deferred tax liabilities by $2 million.
Comparative information
The likely impact on the Telstra Group and Telstra Entity financial position at 30 June 2005, and for the financial performance for the year then ended, has not currently been determined.
(d) AASB 116: “Property, Plant and Equipment” (AASB 116)
Under A-IFRS, we will deem the carrying value of our property, plant and equipment to be cost from the date of transition.
Comparative information
On 6 December 2004, we acquired a 50% interest in the 3G Radio Access Network (RAN) assets of Hutchison 3G Australia Pty Ltd (H3GA) for $450 million, payable over 2 years. Due to the deferred payment terms, under current AGAAP our property, plant and equipment balance increased by $428 million, representing the present value of the purchase price calculated using our incremental borrowing rate. AASB 116 requires that a discount rate specific to the asset be used, rather than our incremental borrowing rate.
Under AGAAP, the release of interest associated with the unwinding of the present value discount is being capitalised as part of property, plant and equipment until the assets are installed ready for use. Under A-IFRS the release of interest will be expensed as incurred.
For the Telstra Group, this change in the discount rate and capitalisation of interest will result in a decrease in our property, plant and equipment of $38 million, decrease in current and non current deferred liabilities of $10 million, and decrease in deferred tax liability of $12 million as at 30 June 2005. Interest expense of the Telstra Group for the year ended 30 June 2005 will increase by $28 million, and income tax expense will decrease by $12 million. There will be no impact on the Telstra Entity.
(e) AASB 119: “Employee Benefits” (AASB 119)
Under current AGAAP, we do not recognise an asset or liability in our statement of financial position for the net position of the defined benefit schemes we sponsor in Australia and Hong Kong.
On adoption of A-IFRS, AASB 119 requires us to recognise the net position of each scheme as a transitional adjustment in the statement of financial position, with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. This Telstra Group adjustment will result in a $537 million defined benefit pension asset, an increase to opening retained profits of $400 million, and a $137 million increase to the deferred tax liability, as detailed in note 1.4 (c). The Telstra Entity adjustment will result in a $528 million defined benefit pension asset, an increase to opening retained profits of $393 million, and a $135 million increase to the deferred tax liability.
We have elected to early adopt the revised AASB 119. This revised version permits a number of options for recognising actuarial gains and losses on an ongoing basis. We have elected to apply the option to recognise actuarial gains and losses directly in retained profits. Other components of pension costs will be recognised in the statement of financial performance.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4	Adoption of International Financial Reporting Standards (continued)
(e) AASB 119: “Employee Benefits” (AASB 119) (continued)
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase the defined benefit pension asset by $247 million, increase property, plant and equipment by $24 million, representing the capitalised portion of the additional labour cost, increase deferred tax liabilities by $63 million, and decrease retained earnings for actuarial losses by $67 million. Telstra Group labour expense will increase by $174 million, depreciation expense will increase by $2 million, and income tax expense will decrease by $51 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Entity financial position at 30 June 2005 will be to increase the defined benefit pension asset by $241 million, increase property, plant and equipment by $24 million, increase deferred tax liabilities by $61 million, and decrease retained earnings for actuarial losses by $64 million. Telstra Entity labour expense will increase by $175 million, depreciation expense will increase by $2 million, and income tax expense will decrease by $52 million for the year ended 30 June 2005.
(f) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)
The Telstra Group transitional adjustments to reset the goodwill and fair value adjustments of foreign controlled entities will result in a decrease to the foreign currency translation reserve (FCTR) of $297 million, corresponding with an increase to property, plant and equipment of $3 million, an increase of $14 million to intangible assets and a decrease in goodwill of $314 million. The FCTR will be reset to nil following these adjustments.
On an ongoing basis, AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity to be expressed in the functional currency of the foreign operation. In conjunction with the transitional adjustments, this may result in additional fluctuations in our FCTR on an ongoing basis.
Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits the resetting of the FCTR to nil as at the date of transition to A-IFRS. The A-IFRS FCTR balance prior to reset is $343 million. The decision to reset will give rise to a decrease to opening retained profits of this amount. There will be no adjustment related to the Telstra Entity.
Translation differences in relation to our foreign controlled entities subsequent to transition to A-IFRS will continue to be recorded in the FCTR. The gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to A-IFRS and the resetting of the FCTR.
Under the transitional rules of AASB 1 we will be taking advantage of an exemption that permits goodwill and fair value adjustments related to foreign controlled entities to be reset to the functional currency of the foreign operations at the original date of acquisition. The financial impact of restating goodwill and fair value adjustments not denominated in functional currencies of that entity are primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to decrease intangibles - goodwill by $447 million, increase intangibles — other by $11 million, increase property, plant and equipment by $3 million and decrease FCTR by $90 million. The impact on financial performance for the year ended 30 June 2005 will be insignificant. In addition, there will be no adjustment related to the Telstra Entity.
(g) AASB 123: “Borrowing Costs”
In accordance with AGAAP, we capitalise borrowing costs incurred in respect of internally constructed property, plant and equipment and software assets that meet the criteria of qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.
On transition to A-IFRS we will transfer the unamortised capitalised borrowing costs included in property, plant and equipment and software assets to retained profits. This will give rise to a reduction in Telstra Group property, plant and equipment of $396 million, a reduction in software assets of $63 million, a decrease to opening retained profits of $321 million and a $138 million decrease to deferred tax liabilities.
In relation to the Telstra Entity, this will give rise to a reduction in property, plant and equipment of $368 million, a reduction in software assets of $63 million, a decrease to opening retained profits of $302 million and a $129 million decrease to deferred tax liabilities. This election will have the impact of reducing depreciation and increasing our interest expense in subsequent reporting periods.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4	Adoption of International Financial Reporting Standards (continued)
(g) AASB 123: “Borrowing Costs” (AASB 123) (continued)
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to decrease property, plant and equipment by $399 million, reduce software assets by $57 million, and increase deferred tax liabilities by $138 million. Telstra Group depreciation expense will decrease by $93 million and borrowing costs will increase by $90 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Entity financial position at 30 June 2005 will be to decrease property, plant and equipment by $374 million, a reduction in software assets of $57 million and increase deferred tax liabilities by $129 million. Telstra Entity depreciation expense will decrease by $90 million, and borrowing costs will increase by $90 million for the year ended 30 June 2005.
(h) AASB 128: “Investments in Associates” (AASB 128) and AASB 131:
“Interests in Joint Ventures” (AASB 131)
AASB 128/131 requires amounts that are in substance part of the net investment in associates or joint venture entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or joint venture entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or joint venture entities to now be treated as an extension of our equity investment. This treatment gives rise to the continuation of equity accounting of our share of the operating losses in respect of those associates and joint venture entities that are incurring losses and have balances as described above.
On transition to AASB 128/131, there will be a decrease to Telstra Group non current receivables of $208 million representing a capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset will be deemed to be an extension of our investment in Reach under A-IFRS. This will result in equity accounting being reinstated against the capacity prepayment as part of the transition to A-IFRS. The increase in our deemed investment balance in Reach will, however, be absorbed by the carried forward losses in Reach not previously recognised. The impact of this change on the Telstra Group will be to decrease opening retained profits by $348 million for our share of the accumulated losses, offset by an increase of $140 million to the FCTR for the translation differences on our investment in Reach. The FCTR attributable to Reach will be reset to nil as detailed in the adjustment outlined in note 1.4 (f). There will be no adjustment related to the Telstra Entity.
During the 2005 fiscal year we swapped our capacity prepayment with Reach for an Indefeasible Right of Use (IRU). This IRU is recorded as a deferred expense under AGAAP and is being amortised over the term of the IRU being 15 years. Refer to note 14 for further information. Under A-IFRS, this IRU will be deemed to be an extension of our investment in Reach, similar to the capacity prepayment. As such, we will continue to record the equity accounted losses in Reach against this IRU in the Telstra Group.
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to decrease intangibles - other by $216 million. The Telstra Group share of net profit from joint venture entities and associated entities will reduce by $14 million, amortisation expense will decrease by $3 million, interest revenue will decrease by $18 million and exchange losses will decrease by $21 million for the year ended 30 June 2005. There will be no adjustment related to the Telstra Entity.
(i) AASB 136: “Impairment of Assets” (AASB 136)
Our current accounting policy under AGAAP is to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We then write down the value of the non current asset where the carrying amount exceeds recoverable amount. Current AGAAP enables us to assess recoverable amount for a group of non current assets where those assets are considered to work together as one.
On adoption of AASB 136, impairment of assets will be assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications network to be a single cash generating unit for the purpose of this standard. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared communication assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.
Under current AGAAP, we assess recoverable amount on this same ubiquitous network basis, and as a result, there will be no initial adjustments to the value of our assets under A-IFRS.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4	Adoption of International Financial Reporting Standards (continued)
(i) AASB 136: “Impairment of Assets” (AASB 136) (continued)
Each of our controlled entities, joint venture entities and associated entities have also been assessed, and generally each significant entity will have at least one separate cash generating unit in their own right. Under current AGAAP, we generally assess recoverable amount on a similar basis, and there is not expected to be an initial adjustment to the value of our assets. In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses are to be recognised on transition to A-IFRS.
(j) AASB 138: “Intangible Assets” (AASB 138)
As part of the IFRS project, intangibles recognised under AGAAP, including software assets developed for internal use and deferred expenditure, were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use, net deferred mobile phone handset subsidies and other deferred expenditure will be reclassified from other current and non current assets to intangible assets on transition to AASB 138. This reclassification adjustment for the Telstra Group amounts to $2,817 million (Telstra Entity: $2,614 million) as at transition date.
UIG 1042: “Subscriber Acquisition Costs in the Telecommunication Industry”, was released in December 2004 and is applicable to us from 1 July 2005. It requires the costs of telephones provided to subscribers to be excluded from subscriber acquisition costs, with the provision of the telephone being accounted for as a separate sale under AASB 118: “Revenue” (AASB 118). However, neither UIG 1042 nor AASB 118 specifies how to account for the separately identifiable component.
We have previously applied US GAAP to these transactions, which also require the provision of a handset to be accounted for as a separately identifiable component. However, the detailed guidance contained under US GAAP allows us to defer these handset subsidies as the revenue allocated to a subsidised mobile handset is contingent on the delivery of the contracted services. As a result, our current accounting policy is to defer handset subsidies and amortise them over the term of the contract.
We have written to the UIG expressing the view that our handset subsidies do represent our subscriber acquisition costs. As a result we have not adjusted our deferred handset subsidies at transition date. As at transition date, the Telstra Group deferred handset subsidies balance was $264 million (Telstra Entity: $264 million). Resolution of this issue may give rise to an additional transition adjustment, reducing retained earnings by $264 million and could also impact the financial performance and position for the year ended 30 June 2005. At this stage we are yet to quantify the potential impact on the financial performance and position in the 2005 fiscal year.
Comparative information
The cumulative effect on the Telstra Group financial position at 30 June 2005 will be to increase intangibles — other by $3,154 million (Telstra Entity: $2,837 million). There will be no impact on financial performance for the year ended 30 June 2005.
(k) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)
Under AASB 132/139, our accounting policy will change to recognise our financial instruments in the statement of financial position and to record all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities which are not at fair value will be carried at cost or amortised cost.
AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value hedges are used to hedge against changes in fair values, whereas cash flow hedges are used to hedge against variability in cash flows. Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, which may result in significant volatility in the statement of financial performance.
Our major exposure to interest rate risk and foreign currency risk arises from our foreign currency borrowings. We expect to use a combination of fair value and cash flow hedges to hedge against these risks. Cash flow hedges will hedge foreign exchange risk arising from payments on our foreign currency borrowings. Fair value hedges will hedge exposure to changes in the fair value of foreign borrowings attributable to foreign currency and interest rate risk.
Exposure to foreign currency risk also arises through our ongoing business activities, predominantly where we have purchase or settlement commitments in foreign currencies. Cash flow hedges are used to hedge foreign currency exposures of anticipated foreign currency transactions that are considered to be highly probable.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4	Adoption of International Financial Reporting Standards (continued)
(k) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) (continued)
In addition, we hedge our exposure to foreign currency risk as a result of our investments in foreign operations, including our investments in TelstraClear and HKCSL. This risk is created by the translation of the net assets of these entities from their functional currency to Australian dollars.
The use of hedging instruments is governed by the guidelines set by our Board of Directors. These guidelines are currently being reviewed for potential changes from the adoption of A-IFRS.
We are required to comply with AASB 132/139 from 1 July 2005. An exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. We have elected to apply the exemption and accordingly, there will be no impact on the 30 June 2005 financial statements.
However, it is expected that the application of the recognition and measurement criteria of AASB 139 at 1 July 2005 on the Telstra Group financial assets and financial liabilities, including derivatives, will give rise to an increase in borrowings of $220 million, a decrease in net cross currency and interest rate swap liability of $343 million, an increase in reserves of $151 million and a decrease in retained earnings of $31 million. There will also be an increase in forward foreign exchange contract liabilities of $3 million.
It is expected that the application of the recognition and measurement criteria of AASB 139 at 1 July 2005 on the Telstra Entity financial assets and financial liabilities, including derivatives will give rise to an increase in borrowings of $220 million, a decrease in net cross currency and interest rate swap liability of $343 million, an increase in reserves of $154 million and a decrease in retained earnings of $31 million.
The gains and losses on hedging instruments that arise from the use of fair value hedges will be recognised in the statement of financial performance and increase volatility in reported profits. The increase in volatility of reported profits will include some ineffectiveness arising from the application of hedge accounting. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are considered effective, will be deferred to equity until the hedged item is recognised in the statement of financial performance. This will create some volatility in equity reserve balances. Gains and losses on hedging instruments used in hedges of net investments in foreign operations will be recognised in the foreign currency translation reserve in equity.
Under existing AGAAP, the gain or loss arising from our hedge activities is treated consistently with the gain or loss arising on the original hedged transaction or balance. This results in the majority of movements being recognised in the statement of financial performance, with the majority of hedging activities of net investments in foreign operations taken to the FCTR.
In addition to the above, AASB 139 requires that we recognise certain embedded derivatives that exist within contracts to which we are a party. Based on the work- in- progress of our IFRS project team we are not aware of any significant embedded derivatives that require separate measurement and reporting as at the transition date of 1 July 2005. This may be subject to change following finalisation of our review of all our contracts as at the transition date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(l) Summary of transitional adjustments
The following provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS for the Telstra Group as at 1 July 2004, based on the A-IFRS’s as currently issued and interpreted.
The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with the transition only required to be recognised at 1 July 2005. Refer to note 1.4 (k) for further information.
Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date and may be subject to change.
There are certain items that still require resolution. We have not recognised a deferred tax liability in relation to indefinite lived intangibles or determined the impact on the Telstra Entity of UIG 1052: “Tax Consolidation Accounting” as detailed in note 1.4 (c). Also, in respect of UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry”, we have not changed the accounting for mobile phone handset subsidies as detailed in note 1.4 (j).

				Telstra Group
				1 July 2004
				Effect of transition to A-IFRS		Australian
				Presentation	Accounting	equivalent
			AGAAP	adjustments	adjustments	of IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	1.4	(a)	687	—	3	690
Trade and other receivables	1.4	(a)	3,608	(24)	—	3,584
Inventories			229	—	—	229
Other assets	1.4	(j)	803	(491)	—	312

Total current assets			5,327	(515)	3	4,815

Non current assets
Trade and other receivables	1.4	(a),(h)	740	(150)	(273)	317
Inventories			10	—	—	10
Investments — accounted for using the equity method			40	—	—	40
Investments — available for sale			80	—	—	80
Property, plant and equipment	1.4	(f),(g)	22,863	—	(393)	22,470
Intangibles — goodwill	1.4	(f)	2,104	—	(314)	1,790
Intangibles — other	1.4	(f),(j)	1,501	2,817	(49)	4,269
Defined benefit pension asset	1.4	(e)	—	—	537	537
Other assets	1.4	(g),(j)	2,328	(2,326)	—	2

Total non current assets			29,666	341	(492)	29,515

Total assets			34,993	(174)	(489)	34,330

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(l) Summary of transitional adjustments (continued)

				Telstra Group
				1 July 2004
				Effect of transition to A-IFRS		Australian
				Presentation	Accounting	equivalent
			AGAAP	adjustments	adjustments	of IFRS
	Note		$m	$m	$m	$m

Current liabilities
Trade and other payables			2,338	—	—	2,338
Borrowings			3,246	—	—	3,246
Current tax payable			539	—	—	539
Provisions			358	—	—	358
Revenue received in advance			1,095	—	—	1,095

Total current liabilities			7,576	—	—	7,576

Non current liabilities
Trade and other payables			49	—	—	49
Borrowings			9,014	—	—	9,014
Deferred tax liabilities	1.4 (c),(e),	(g)	1,807	—	233	2,040
Provisions			778	—	—	778
Revenue received in advance			408	—	—	408

Total non current liabilities			12,056	—	233	12,289

Total liabilities			19,632	—	233	19,865

Net assets			15,361	(174)	(722)	14,465

Shareholders’ equity
Telstra Entity
Share capital			6,073	(174)	(113)	5,786
Reserves			(105)	—	154	49
Retained profits			9,391	—	(763)	8,628

Equity available to Telstra Entity shareholders			15,359	(174)	(722)	14,463

Minority interests			2	—	—	2

Total shareholders’ equity			15,361	(174)	(722)	14,465

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.4 Adoption of International Financial Reporting Standards (continued)
(m) Statement of changes in shareholders’ equity
The following statement of changes in shareholders’ equity provides a summary of the known estimable transitional adjustments from AGAAP to A-IFRS for the Telstra Group as at 1 July 2004, based on the A-IFRS’s as currently issued and interpreted. The transitional impacts disclosed below do not include any adjustments from applying AASB 132/139, on the basis that these standards are to be applied prospectively, with the transition only required to be recognised at 1 July 2005. Refer to note 1.4 (k) for further information.
Any transitional adjustments identified are based on the work-in-progress of our IFRS project team and our best judgements at reporting date, and may be subject to change.
There are certain items that still require resolution. We have not recognised a deferred tax liability in relation to indefinite lived intangibles as detailed in note 1.4 (c). Also, in respect of UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry”, we have not changed the accounting for mobile phone handset subsidies as detailed in note 1.4 (j).

				Telstra Group
			Share	Reserves
			capital/		Foreign		Consoli-		Outside
			Contributed	Asset	currency		dation	Retained	equity
			equity	revaluation	translation	General	fair value	profits	interests	Total
	Note		$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361
Share loans to employees	1.4	(a)	(174)	—	—	—	—	—	—	(174)
Shares held by employee share plan trusts	1.4	(a)	(117)	—	—	—	—	—	—	(117)
Services received under employee share plans	1.4	(a)	4	—	—	—	—	(4)	—	—
Share-based payments	1.4	(a)	—	—	—	—	—	55	—	55
Carrying value differences from the tax base	1.4	(c)	—	(32)	—	—	—	(202)	—	(234)
Net defined benefit pension asset	1.4	(e)	—	—	—	—	—	400	—	400
Retranslation of overseas goodwill balances	1.4	(f)	—	—	(297)	—	—	—	—	(297)
Resetting the foreign currency translation reserve to zero	1.4	(f)	—	—	343	—	—	(343)	—	—
Expensing of borrowing costs previously capitalised	1.4	(g)	—	—	—	—	—	(321)	—	(321)
Equity accounting for Reach Ltd	1.4	(h)	—	—	140	—	—	(348)	—	(208)

Balance at 1 July 2004 under A-IFRS for known estimable transitional adjustments			5,786	—	—	5	44	8,628	2	14,465

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.5 Principles of consolidation
Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the financial year and the consolidated results and cash flows for the financial year. The effect of all intergroup transactions and balances are eliminated in full from our consolidated financial report.
Where we do not control an entity for the whole year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.
Our consolidated retained profits include controlled entities’ retained profits/accumulated losses from the time they became a controlled entity until control ceases. Outside equity interests in the results and equity of controlled entities are shown separately in our consolidated statement of financial performance and consolidated statement of financial position.
The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to align dissimilar accounting policies or accounting periods.

An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Our controlled entities are listed in note 23.

Investments in other types of entities, including associated entities and joint ventures, are accounted for as set out in note 1.11.

1.6	Foreign currency translation

(a)	Transactions

Foreign currency transactions are converted into Australian currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into Australian currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our net profit or loss for the year. Where we enter into a hedge for a specific expenditure commitment or for the construction of a qualifying asset, currency translation gains and losses and hedging costs on forward foreign currency contracts are deferred and included with the expenditure commitment or cost of the asset.

Where we enter into a hedge for general expenditure commitments or for the construction of a non-qualifying asset, currency translation gains and losses are recorded in the statement of financial performance in the same period as the currency translation differences on the underlying transaction being hedged. Costs of such contracts are amortised over the life of the hedge contract.

Premiums and discounts on forward foreign currency contracts arising at the time of entering into the hedge are deferred and amortised over the life of the contract and included in borrowing costs.

(b)	Translation of financial reports of foreign operations

Non-Australian entities that operate on their own (“self-sustaining” entities)

Where our non-Australian operations operate independently of us both financially and operationally, we translate their financial reports to Australian dollars using the current rate method of accounting.

Under this method:
•	assets and liabilities are translated into Australian dollars using market exchange rates at balance date;

•	shareholders’ equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;

•	statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the foreign currency translation reserve.
Exchange differences relating to foreign currency monetary items forming part of the net investment in a self sustaining foreign entity, together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on consolidation of the foreign entity’s financial report.
Upon disposal or partial disposal of a self sustaining entity, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to retained profits.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.6 Foreign currency translation (continued)
Non-Australian entities that operate with us (“integrated” entities)

Where our non-Australian operations, either directly or indirectly, rely on us financially and operationally, we translate their financial reports to Australian dollars using a method known as the temporal method of accounting.

Under this method:
•	monetary statement of financial position items, such as cash and receivables, are translated into Australian dollars using market exchange rates at balance date;

•	non monetary statement of financial position items (including equity at the date of investment) are translated at market exchange rates applicable at the date of the transactions (or at the date of revaluation);

•	statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the statement of financial performance.
1.7 Cash and cash equivalents (note 8)
Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.
Bank deposits are recorded at amounts to be received and interest revenue is recognised on an effective yield to maturity basis.
Bills of exchange and commercial paper are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.
The statement of cash flows discloses cash net of outstanding bank overdrafts.
1.8 Receivables (note 9)
Trade debtors are recorded at amounts to be received. A provision for doubtful debts is raised based on a review of outstanding amounts at balance date. Bad debts specifically provided for in previous years are recorded against the provision for doubtful debts (the provision is reduced). In all other cases, bad debts are written off as an expense directly in the statement of financial performance.
Bills of exchange and commercial paper with a maturity date that is greater than three months are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.
Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.
Employee share loans are carried at the amount advanced to each employee, less after tax dividend repayments and loan repayments that have occurred. The outstanding principal on these loans is mainly interest free. The current portion of the loan receivable is calculated using estimated loan repayments expected to be received from tax adjusted dividend payments and estimated loan repayments as a result of staff exiting the employee share plans, described in note 19.
1.9 Inventories (note 10)
Our finished goods include goods available for sale and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.
We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used.
Current inventories are inventory items held for resale or items to be consumed into the telecommunications network within one year.
Non current inventories are items which will be consumed into the telecommunications network after one year.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.10 Construction contracts (note 10)
(a) Valuation
We record construction contracts in progress at cost (net of any provision for foreseeable losses) less progress billings where profits are yet to be recognised.
Cost includes:
•	both variable and fixed costs directly related to specific contracts;

•	amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and

•	costs expected to be incurred under penalty clauses, warranty provisions and other variances directly related to the contract.
Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.
(b) Recognition of profit
Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion (refer to note 1.21(d)).
Profits are recognised when:
•	the stage of contract completion can be reliably determined;

•	costs to date can be clearly identified; and

•	total contract revenues to be received and costs to complete can be reliably estimated.
(c) Disclosure
The construction work in progress balance is recorded in current inventories after deducting progress billings (refer to note 10). Where progress billings exceed the balance of construction work in progress the net amount is shown as a current liability within other creditors.
1.11 Investments (note 11)
(a) Controlled entities
Our investments in controlled entities are valued at cost less any amount provided for reduction in the investment value.
(b) Joint venture entities and associated entities

Joint venture entities

A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in joint venture entities that are:
•	partnerships are accounted for using the equity method of accounting in the Telstra Group and Telstra Entity financial statements; and

•	not partnerships are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.
Our policy for accounting for joint venture entities is otherwise consistent with that detailed for our associated entities below.
Associated entities
Where we hold an interest in the equity of an entity and we are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.
Under the equity method of accounting we adjust the initial recorded amount of the investment for our share of:
•	net profits or losses after tax since the date of investment;

•	reserve movements since the date of investment;

•	unrealised profits or losses;

•	notional goodwill amortisation;

•	dividends or distributions received; and

•	deferred profit brought to account.
Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the statement of financial performance.
Notional goodwill on acquisition of an interest in a joint venture entity or associated entity is amortised over the expected period of benefit, limited to a maximum of 20 years from the date of acquisition.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.11 Investments (note 11) (continued)
This amortisation is recorded in the share of net profits or losses of joint venture entities and associated entities line in the statement of financial performance.
Where we contribute or sell businesses or assets to a joint venture entity or associate in which we retain an ownership interest, a portion of the profit arising on contribution or sale is deferred. The amount deferred is determined with reference to our ownership percentage in the joint venture entity or associated entity. The deferred amount is released to the statement of financial performance through the equity accounted results over a period consistent with the utilisation of the underlying assets.
We also assess the recoverable amount of our equity accounted investments at each reporting date to ensure the equity accounted carrying amount does not exceed the recoverable amount. Where the equity accounted amount of an investment has been reduced to recoverable amount, we only reverse reductions to the extent the new recoverable amount at balance date exceeds the carrying amount at that date.
Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not recommence until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.
(c) Joint venture operations
A joint venture operation means a contractual arrangement (that is not a joint venture entity) whereby two or more parties undertake an economic activity that is governed by joint control. This usually involves the shared use of assets. Joint control involves the contractually agreed sharing of control where two or more parties must consent to all major decisions. Where the investment is significant, we record assets and liabilities relating to our share of each asset and liability used in the joint venture operation. We record expenses based on our percentage ownership interest in the joint venture. We record revenue from the sale or use of our share of the output as described in our revenue policy (refer to note 1.21).
With regard to our 3GIS partnership, we jointly design and construct third generation radio access network (RAN) assets with our joint venture partner. The structure of the agreements is that of an asset sharing arrangement, whereby we jointly retain the majority of the risks and rewards of ownership of these constructed assets. As a result, we recognise our share of the RAN assets within property, plant and equipment in our consolidated statement of financial position. Expenses incurred by the partnership are on-charged to the partners in equal proportion.
(d) Listed securities and investments in other corporations
Listed securities (other than equity accounted investments) and investments in other corporations are valued at cost less any amount provided for permanent reduction in their value.
We determine whether there is a need for a provision for reduction in value of our investments on the following bases:
•	for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and

•	for investments in unlisted securities not traded in an organised financial market, fair value is determined by reference to the net assets of the unlisted security.
1.12 Recoverable amount of non current assets
Non current assets measured using the cost basis are written down to recoverable amount where their carrying value exceeds this recoverable amount.
The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. We recognise any decrement in the carrying value as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs.
The expected net cash flows included in determining recoverable amounts of non current assets are discounted to their present values using a market determined, risk adjusted, discount rate.
1.13 Property, plant and equipment (note 12)
(a) Acquisition
Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.13(c). The cost of our constructed property, plant and equipment includes:
•	the cost of material and direct labour;

•	an appropriate proportion of direct and indirect overheads; and

•	borrowing costs up to the date the asset is installed ready for use.
Our weighted average capitalisation interest rate for borrowing costs for fiscal 2005 was 7.3% (2004: 7.7%; 2003: 7.5%). Interest revenue is not deducted in the calculation of borrowing costs included in the cost of constructed assets when those borrowings are not for a specific asset.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.13 Property, plant and equipment (note 12) (continued)
(b) Revaluation
We obtain valuations of all our land and buildings at least once every three years, or more frequently if necessary, in accordance with the note disclosure requirements in AASB 1040: “Statement of Financial Position”. It is our policy to apply the cost basis of recording property plant and equipment. Any notional increase in book value as a result of the triennial valuation will therefore be disclosed in a note to the financial statements but not booked (refer to note 12).
It is our policy to hold all of our property, plant and equipment at cost. We have elected to deem all our revalued property, plant and equipment carrying amounts as at 30 June 2000 to be their cost going forward as allowed by the relevant accounting standards. This means that the asset revaluation reserve for the Telstra Group of $32 million was fixed as at 1 July 2000 and writedowns of previously revalued assets will no longer be made through the asset revaluation reserve.
We reduce the value of our property, plant and equipment to its recoverable amount where our carrying amount is greater than recoverable amount. Any writedown of this type is immediately charged to the statement of financial performance.
The profit or loss on disposal of assets written down to recoverable amount is calculated as the difference between the carrying amount of the asset at the time of disposal, and the revenue received on disposal. This is included in the statement of financial performance in the year of disposal.
The effect of capital gains tax has not been taken into account in calculating the valuation amounts of property, plant and equipment.
(c) Depreciation
Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated on a straight line basis over their estimated service lives. We start depreciating assets when they are installed and ready for use.
The service lives of our significant items of property, plant and equipment are listed as follows:

Telstra Group
As at 30 June
	2005	2004
	Service life	Service life
Property, plant and equipment	(years)	(years)

Buildings — building shell	55	55
— general purpose	8 — 40	8 — 40
— fitout	10 — 20	10 — 20

Communication assets
Buildings — building shell	55	55
— network	8 — 40	8 — 40
— fitout	10 — 20	10 — 20
Customer premises equipment	3 — 8	3 — 8
Transmission equipment	3 — 25	3 — 25
Switching equipment	1 — 10	1 — 10
Cables	8 — 25	8 — 25
Ducts and pipes — main cables	40	40
— distribution	30	30
Other communications plant	3 — 16	3 — 16

Other assets
Leasehold plant and equipment	3 — 15	7 — 15
Other plant, equipment and motor vehicles	3 — 15	3 — 15

The service lives and residual values (where applicable) of all assets are reviewed each year. As part of that review asset lives are reassessed. Certain asset lives are extended and other asset lives are reduced. The net effect of the reassessment for fiscal 2005 was a decrease in our depreciation expense of $60 million (2004: $30 million decrease; 2003: $94 million decrease). Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years.
We account for our assets individually where it is practical and feasible and in line with commercial practice. Where it is not practical and feasible, we account for assets in groups. This is the case for certain communication assets. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained.
Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network (CAN). We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.14 Leased plant and equipment (note 12)
We account for leases in accordance with AASB 1008: “Leases”. We distinguish finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases, under which the lessor effectively retains all such risks and benefits.
Where we acquire non current assets by using a finance lease, the present value of future minimum lease payments is disclosed as equipment under finance lease at the beginning of the lease term. Capitalised lease payments are amortised on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.
Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred. Operating lease rental expense is disclosed in note 3.
Where we lease properties, costs of improvements to these properties are capitalised, and disclosed as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.
1.15 Intangible assets (note 13)
Intangible assets are assets that have value but do not have physical substance.
(a) Goodwill
On acquisition of investments, when we pay an amount greater than the fair value of the net identifiable assets of an entity, this excess is recorded as goodwill in the Telstra Group statement of financial position. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.
When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. Goodwill is amortised on a straight line basis over the period of expected benefit. This period is subject to a maximum of 20 years from the date of gaining control. The carrying amount of goodwill is reviewed every six months and adjusted to the extent that future benefits are not considered probable. The weighted average goodwill amortisation period for fiscal 2005 was 20 years (2004: 20 years).
We continually assess whether changes have occurred that would require revision of the remaining estimated useful life of goodwill, or whether changes will render the goodwill not recoverable. If such circumstances arise, the recoverable amount of goodwill is determined based on estimates of the discounted value of expected future cash flows of the business. Market interest rates and discount rates are considered when calculating discounted cash flows.
We also calculate goodwill when we acquire joint venture entities and associated entities. However, for these entities the goodwill amount is included as part of the cost of the investment and not shown separately as an intangible asset. The amortisation of this notional goodwill is included in the share of net profit/(loss) of joint venture entities and associated entities line in the statement of financial performance. Refer to note 1.11 for information regarding goodwill for joint venture entities and associated entities.
(b) Identifiable intangible assets
Patents, trademarks, licences, brandnames and customer bases
Our identifiable intangible assets include patents, trademarks and licences (including network and business software and spectrum licences), brandnames and customer bases. Where the costs of such assets have a benefit or relationship to more than one accounting period, these costs are deferred and amortised on a straight line basis over the period of expected benefit.
The average amortisation periods of our identifiable intangible assets are listed as follows:

	Telstra Group
	As at 30 June
	2005	2004
	Expected	Expected
	benefit	benefit
Identifiable intangible assets	(years)	(years)

Patents, trademarks and licences	14	12
Brandnames	20	20
Customer bases	13	13

The recoverable amounts of identifiable intangible assets are reviewed every six months and the carrying amount is adjusted down where it exceeds recoverable amount. Recoverable amount of identifiable intangible assets is determined based on estimates of the discounted value of expected future cash flows to be derived from the use of those assets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.15 Intangible assets (note 13) (continued)
(b) Identifiable intangible assets (continued)
Mastheads
Mastheads, being the titles of newspapers and magazines, are also considered to be an identifiable intangible asset. Where we acquire an entity that is considered to hold value in their mastheads, we recognise an asset in our statement of financial position at the fair value determined at the date of acquisition.
We do not currently amortise the cost of our mastheads as they have been assessed to have an indefinite useful life. We do not expect a useful life to be determined in the foreseeable future. The status of the useful life and the need to amortise the carrying amount of the mastheads is, however, reassessed every six months.
In addition, an assessment of the recoverable amount of the mastheads is made every six months to ensure this is not less than their carrying amount. The recoverable amount is determined based on the amount expected to be recovered through the cash inflows and outflows arising from the mastheads, discounted to their present value using a market determined, risk adjusted discount rate.
1.16 Other assets (note 14)
(a) Research and development costs
Research costs are recorded as an expense as incurred. Development costs are recorded as an expense as incurred, unless future economic benefits are attainable from the expenditure, in which case they are capitalised. The majority of our research and development costs are incurred in relation to software developed for internal use. Refer to note 1.16 (d) for our policy on software assets developed for internal use.
(b) Deferred mobile handset subsidies
Mobile handsets that are sold as part of service contracts are accounted for as separate transactions. The revenue allocated to a subsidised mobile handset is contingent upon delivery of the contracted services and is therefore recognised over the life of the contract. Similarly, the cost of any associated subsidy is deferred and written off over the contract term.
As a result, the expense is recognised over the life of the contract, consistent with the timing of revenue earned.
(c) Deferred expenditure
Deferred expenditure mainly includes upfront payments for basic access installation and connection fees for in place and new services, loan flotation costs and indefeasible rights of use (IRU).
Significant items of expenditure:
•	are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and

•	cannot be deferred if they only relate to revenue which has already been recorded.
We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. This period is a weighted average of 4 years for fiscal 2005 (2004: 4 years). Our IRU is amortised over the contract periods to which it relates, the periods range from 5-22 years. Each year we also review expenditure deferred in previous periods to determine the amount (if any) that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is immediately written off as an expense in the statement of financial performance.
(d) Software assets developed for internal use
We record direct costs associated with the development of network and business software for internal use as software assets. These amounts are capitalised where project success is regarded as probable.
Costs included in software assets developed for internal use are:
•	external direct costs of materials and services consumed;

•	payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and

•	borrowing costs incurred while developing the software.
Software assets developed for internal use are amortised on a straight line basis over their useful lives to us. This period is a weighted average of 6 years for fiscal 2005 (2004: 6 years). Amortisation starts as soon as the software is ready for use.

The carrying values of these assets are reviewed regularly at each reporting date, to ensure they are recoverable. Where such costs are no longer considered recoverable, they are immediately written off in the statement of financial performance.

1.17	Payables (note 15)

Accounts payable, including accruals and creditors, are recorded when we are required to make future payments as a result of a purchase of assets or services prior to the end of the financial year.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.18 Interest-bearing liabilities (note 16)
Bills of exchange and commercial paper are recorded as borrowings when issued, at the amount of the net proceeds received. They are carried at amortised cost until the liabilities are fully settled. Interest is recorded as an expense on a yield to maturity basis.
Bank loans are carried at cost.
Telstra bonds are carried at adjusted cost. Adjusted cost is the face value of debt adjusted for any unamortised premium or discount. Interest is calculated on a yield to maturity basis. Bonds repurchased are cancelled against the original liability and any gains or losses are recorded in the statement of financial performance as borrowing costs.
Other loans are also carried at adjusted cost. Discounts and premiums are amortised on a straight line basis over the period to maturity. Interest is calculated on a yield to maturity basis. Our other loans include both Australian dollar loans and foreign currency loans. Amounts denominated in foreign currency are revalued daily. Any exchange gains or losses are taken to the statement of financial performance.
1.19 Provisions (note 17)
Provisions are recognised when the group has:
•	a present legal, equitable or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events;

•	it is probable that a future sacrifice of economic benefits will arise;

•	a reliable estimate can be made of the amount of the obligation; and

•	the amount or timing of the future sacrifice of economic benefits to satisfy the present obligation is uncertain.
(a) Employee benefits
We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated on the remuneration rates expected to be current at the date of settlement and include related on-costs.
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.
Telstra Entity employees who have been employed by the Telstra Entity for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in our employee benefits.
We accrue liabilities for other employee benefits not expected to be paid or settled within 12 months of balance date at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of 10 years.
We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.
Liabilities for redundancies are recognised when a detailed formal plan for the redundancies has been developed and a valid expectation has been created within those employees affected, that the redundancies will be carried out. The liabilities for redundancies are recognised in payables unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.
(b) Workers’ compensation
We self insure workers’ compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. Our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.
(c) Restoration costs
We provide for our future obligations in relation to the fitout of our general purpose leased buildings when we have a legal, equitable or constructive responsibility. These costs include our obligations relating to the dismantling, removal, remediation, restoration and other expenditure associated with these fitouts. Restoration provision is initially recorded based on a reliable estimate of the costs to be incurred. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required.
Restoration costs associated with mobile tower communication assets that are situated on land held under operating leases are expensed in the statement of financial performance when they become payable as they are insignificant to our financial report.
(d) Dividends
We provide for dividends in the period in which they are declared.
When the declaration date is after balance date, but before completion of the financial report, we disclose the dividend as an event occurring after balance date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.20 Contributed Equity (note 18)
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.
Where we undertake a share buy-back, contributed equity is reduced in accordance with the structure of the buy-back arrangement. Costs associated with the buy-back are also deducted from contributed equity.
1.21 Revenue recognition (note 2)
It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP, and in cases where there is no conflict between the two, we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.
The underlying accounting principles of revenue recognition are the same for both AGAAP and USGAAP. As such we have applied the more detailed guidance under USGAAP to the timing of revenue recognition for both AGAAP and USGAAP financial statements.
Sales revenue
Our categories of sales revenue listed in note 2 are recorded after deducting sales returns, trade allowances, duties and taxes.
(a) Delivery of services
Revenue from the provision of our telecommunications services includes:
•	basic access installation and connections;

•	local and international telephone calls;

•	mobile phone services, connections and calls; and

•	BigPond and other internet solutions.
We record revenue earned from:
•	calls on completion of the call; and

•	other services generally at completion, or over the period of service provided.
Installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. For mobile phone connections, this is an average of two years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately. The average estimated customer contract life is reviewed each year.
(b) Sale of goods
Our revenue from the sale of goods includes revenue from the sale of telephony equipment, mobile phone handsets and similar goods. This revenue is recorded on delivery of the goods sold.
(c) Rent of network facilities
We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue from providing access to the network is recorded on an accrual basis over the rental period.
(d) Construction contracts
We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract (refer to note 1.10 for further information).
Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:
•	(actual costs / planned costs) x planned revenue — for material intensive projects;

•	(actual labour hours / planned labour hours) x planned revenue — for labour intensive projects; and

•	short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.21 Revenue recognition (note 2) (continued)
(e) Advertising and directory services
Classified advertisements and display advertisements are published on a daily, weekly and monthly basis for which revenues are recognised at the time the advertisement is published.
All of our Yellow Pages and White Pages directory revenues are recognised on delivery of the published directories using the delivery method. We consider our print directories delivered when they have been published and delivered to our customers’ premises. Revenue from online directories is recognised over the life of the service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.
(f) Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.
Other revenue
(g) Dividend revenue
We record dividend revenue in the statement of financial performance from the following entities when declared by them:
•	controlled entities;

•	joint venture entities and associated entities (when received by the Telstra Entity); and

•	listed investments and other investments.
We record distributions from trusts when the distribution is receivable.
For our consolidated financial statements, dividends and distributions received from joint venture entities and associated entities are recorded as a reduction of the balance in the investment account as per equity accounting requirements and not as dividend revenue of the Telstra Group.
(h) Revenue from the sale of non current assets
Revenue from the sale of our non current assets is recorded when all conditions required to complete the sale have been settled and finalised.
(i) Interest revenue
We record interest revenue on an accrual basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).
Revenue received in advance
Revenue received in advance consists mainly of revenue from providing access to the fixed and mobile network and directories advertising revenue. This revenue is initially recorded as a liability and then transferred to earned revenue in line with the revenue policies described above.
Accrued revenue
Accrued revenue represents revenue earned that has not been billed to the customer. This revenue is recorded in accordance with the revenue policies described above.
Revenue arrangements with multiple deliverables
Where two or more revenue generating deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item.
We currently have a number of arrangements that are considered to be distinguishable into separate units of accounting. These are:
•	mobile handsets that are offered as part of a mobile network contract, or sold as part of a prepaid package;

•	broadband internet installation kits, where a modem is provided; and

•	advertising in the Yellow Pages printed and online directories.
1.22 Advertising expenses
Costs for advertising products and services or promoting our corporate image are expensed as incurred. These costs are included in the promotion and advertising expenses line in note 3 to the financial statements.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.23 Share of net profits/(losses) of joint venture entities and associated entities (note 24)
We record our share of the net profits/(losses) of joint venture entities and associated entities by taking the profit/(loss) after income tax expense, multiplied by our ownership interest after adjusting for:
•	amortisation of notional goodwill;

•	deferral and subsequent amortisation of unrealised profits after income tax expense arising from transactions and the sale of assets from us to our associates; and

•	deferral and subsequent amortisation of unrealised profits after income tax expense arising from trading and the sale of assets from our associates to us.
Refer to note 1.11(b) for information regarding deferral of unrealised profits and amortisation of notional goodwill in relation to joint venture entities and associated entities.
1.24 Taxation (note 4)
Income tax
We apply tax-effect accounting using the liability method to calculate income tax. Income tax expense is calculated on accounting profit after allowing for permanent differences and is recorded as an expense.
Permanent differences are:
•	items of revenue or expense that are included in taxable income, but will never be included in accounting profit; or

•	items of revenue or expense that are included in accounting profit, but will never be included in taxable income.
To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. These items are netted within the tax consolidated group of other controlled entities when the timing differences are expected to reverse in the same financial years. We do not net deferred tax balances between controlled entities apart from those within the tax consolidated group.
The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.
During fiscal 2003, the Telstra Entity elected for its resident wholly owned controlled entities to join it in a tax consolidation group. The Telstra Entity recognises all current and deferred tax amounts in relation to its resident wholly owned controlled entities in its own financial statements in addition to the current and deferred tax balances arising from its own transactions and events (refer to note 4 for further information).
Goods and Services Tax (GST) (including other value added taxes)
We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.
Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.
We do not include any estimate for GST in either accrued revenue or accrued expense balances. Our accruals refer to a combination of items some of which will be supported by the issue or receipt of a tax invoice at a later time depending on the nature of the item. In general, no tax invoice has been received or issued at the time the accrual is recorded.
To accord with Urgent Issues Group Abstract 31 “ Accounting for Goods and Services Tax (GST)”, which requires cash flows to be determined on a gross basis, we have completed our cash flow statement in the following manner:
•	we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis, where the GST is recoverable from the ATO; and

•	we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.
Our commitments are recorded net of GST, except where there is non-recoverable GST (refer to note 20).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.25 Earnings per share (note 6)
Basic earnings per share
Basic earnings per share (EPS) is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share
Where an entity has on issue potential ordinary shares which are dilutive, diluted EPS must be calculated. As we do not have any ordinary shares which are considered dilutive, diluted EPS is the same as basic EPS.
1.26 Superannuation (note 22)
Defined benefit funds
For funding purposes actuarial valuations are required to be performed at least every three years. In prior years, if there has been a shortfall in the net market value of scheme assets when compared with members’ vested entitlements, we have provided for the amount to the extent that a present obligation exists to rectify the financial position of the schemes.
Accumulation schemes
Our commitment to accumulation type benefits is limited to making the contributions specified in the trust deed in accordance with our minimum statutory requirements. We recognise a liability when we are required to make future payments as a result of employee services provided.
All superannuation schemes
Contributions to employee superannuation schemes are recorded as an expense in the statement of financial performance as the contributions become payable.
1.27 Employee share plans (note 19)
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the Trustee on their behalf. As a result, we do not consolidate the operations of the trust into the Telstra Group.
Telstra incurs expenses on behalf of both the TESOP97 and the TESOP99. These expenses are in relation to administration costs of the trusts and are recorded in our statement of financial performance as incurred.
The Telstra Growthshare Trust was established to hold equity based instruments for the purpose of our equity based payment schemes. Current equity based instruments include options, restricted shares, performance rights, deferred shares, incentive shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares and incentive shares are subject to specified periods of service.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust (Growthshare). We do not control or significantly influence the trust as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.
An option, restricted share, performance right, deferred share or incentive share represents a right to acquire a share in Telstra.
For options, Telstra provides loans to the Growthshare trustee to enable it to purchase shares on market to underpin the options issued. When exercised, the eligible employee pays for the shares at the exercise price and the loan is repaid to us. On the basis that the loan is fully repaid by the employee, there is no expense associated with the allocation of options. Telstra receives interest on the loans to the trust. From 1 July 2002, the Company suspended its option plan.
Restricted shares, performance rights, deferred shares and incentive shares are recorded as an expense to Telstra when we provide funding to the trust to purchase the shares. The expense recorded in the statement of financial performance represents the market price of the shares at the time of purchase on market.
Directshare enables non-executive directors to receive up to 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares to meet the requirements of directshare and ownshare and expenses these costs as part of the participant’s remuneration.
We have also provided funding to the Trustee to enable it to meet its other obligations under the trust deed.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.28 Derivative financial instruments (note 29)
As we only use derivative financial instruments for our hedging activities, the gains and losses on our derivatives are accounted for on the same basis as the underlying physical transactions. Therefore, hedge gains and losses are recorded in the statement of financial performance when the gains or losses arising from the related physical exposures are recorded in the statement of financial performance.
Foreign exchange gains and losses on the principal value of our cross currency swaps are recorded in the statement of financial performance and determined through reference to the change in spot rates over the relevant reporting period. Where appropriate, these foreign exchange gains and losses offset the gains and losses recorded on the underlying hedged transaction.
We account for our interest rate swaps and cross currency swaps that hedge an underlying physical exposure using the accrual method of accounting.
Interest receivable and payable under the terms of the interest rate swaps and cross currency swaps are accrued over the period to which the payments or receipts relate. The interest receivable and payable under the swaps is also recorded as part of our borrowing costs. Changes to the underlying market value of the remaining interest rate swap and cross currency swap payments and receipts are not recorded in the financial statements.
We do not include the principal amounts of our cross currency swaps and interest rate swaps in our statement of financial position. Where we have a legally recognised right to set off the financial asset and financial liability and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our statement of financial position. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our statement of financial position.
The net position in relation to our cross currency swaps refers to the revalued component of our foreign currency receivable or payable under the swap contract. We record this component as a hedge receivable or hedge payable in our statement of financial position. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged as the transactions are with different counterparties and are generally not settled on a net basis.
Forward foreign currency contracts are accounted for as outlined in note 1.6 (a). Gains and losses on forward foreign currency contracts intended to hedge anticipated future transactions are deferred and recognised when the anticipated future transaction occurs.
1.29 Insurance
We specifically carry the following types of insurance:
•	property;

•	travel/personal accident;

•	third party liability;

•	directors’ and officers’ liability;

•	company reimbursement; and

•	other insurance from time to time.
For risks not covered by insurance, any losses are charged to the statement of financial performance in the year in which the loss is reported.
The Telstra Entity self insures for workers’ compensation. Further details are provided in note 1.19 (b).
1.30 Further clarification of terminology used in our statement of financial performance
Under the requirements of AASB 1018: “Statement of Financial Performance” we must classify all of our expenses (apart from any borrowing costs and our share of net losses of associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.
Our expense categories represent an aggregation of expenses classified by nature (type). These categories do not include any indirect or fixed costs and therefore are not identical to their functional expense category. Specifically this includes:
•	our goods and services purchased — this category includes items such as inventory purchases and network expenses that underpin the services we provide directly to our customers; and

•	our promotion and advertising or general and administration expenses which are included in other expenses (refer to note 3) and are not treated as a functional expense category.
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the Company’s operating profit.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Summary of accounting policies (continued)
1.30 Further clarification of terminology used in our statement of financial performance (continued)
Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the Company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.
In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.
EBITDA is not a USGAAP measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.
Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.
When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount has been disclosed separately in note 3(c).
1.31 Rounding
All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m or A$m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998 and issued under section 341(1) of the Corporations Act 2001.
1.32 Comparative figures
Where necessary, we adjust comparative figures to align with changes in presentation in the current year.
In addition, we have quantified the effect on comparatives of any changes in accounting policies where such changes have arisen (refer to note 1.2).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

2. Revenue

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2005	2004	2003	2005	2004
	Note		$m	$m	$m	$m	$m

Revenue from ordinary operating activities (including items disclosed in note 3(c)) is made up of revenue from the following activities:

Sales revenue
Delivery of services			12,522	12,119	12,393	10,783	10,956
Sale of goods			691	531	572	430	393
Rent of network facilities			7,233	6,656	6,123	7,233	6,656
Construction contracts			130	90	201	136	77
Advertising and directory services			1,585	1,341	1,206	377	315
Royalties (a)			—	—	—	628	599

			22,161	20,737	20,495	19,587	18,996

Other revenue (excluding interest revenue)
Dividend revenue
- wholly owned controlled entities			—	—	—	—	142
- joint venture entities			—	—	—	1	—
- other entities			—	1	1	—	—

			—	1	1	1	142

Revenue from the sale of non current assets
- property, plant and equipment	3	(c)	50	102	811	58	131
- investments in controlled entities			—	—	17	—	—
- investments in joint venture entities			30	—	3	30	—
- investments in associated entities	3	(c)	—	204	17	—	—
- investments in listed securities and other investments			146	24	7	135	24
- businesses			—	—	4	—	—

			226	330	859	223	155

Other sources of revenue
Rent from property and motor vehicles			20	23	33	20	22
Sale of PCCW converting note			76	—	—	76	—
Other revenue			174	189	228	37	72

			270	212	261	133	94

			496	543	1,121	357	391

Revenue from ordinary activities (excluding interest revenue)			22,657	21,280	21,616	19,944	19,387

Interest revenue
- controlled entities			—	—	—	5	43
- joint ventures entities and associated entities			—	2	2	—	2
- other entities			103	53	82	98	50

			103	55	84	103	95

Total revenue from ordinary activities			22,760	21,335	21,700	20,047	19,482

(a)	During fiscal 2005 we reviewed the nature of the core services agreement with our 100% controlled entity Sensis Pty Ltd. As a result of our review we have reclassified our intercompany revenue to include royalties as a separate category.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

3. Profit from ordinary activities

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2005	2004	2003	2005	2004
	Note		$m	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 3(c)) has been calculated after charging/(crediting) the following items:

Labour
Included in our labour expenses are the following:
Ownership based remuneration schemes			20	23	23	20	23
Employee redundancy			91	170	281	85	161

Goods and services purchased
Included in our goods and services purchased and relating to sale of goods is:
Cost of goods sold			726	544	556	501	425
Rental expense on managed services			67	—	—	62	—

Other expenses
Net book value of assets we have sold:
- property, plant and equipment	3	(c)	42	64	638	49	90
- investments in controlled entities			—	—	12	—	—
- investments in joint venture entities			14	—	—	3	—
- investments in associated entities	3	(c)	—	34	8	—	—
- investments in listed securities and other investments			79	16	9	72	16
- businesses			—	—	(6)	—	—
- sale of PCCW converting note			80	—	—	80	—

			215	114	661	204	106

Rental expense on operating leases			597	530	584	429	399
Bad debts written off — trade debtors			152	168	172	135	149
Movement in provisions — increase/(decrease):
- doubtful debts — trade debtors			(1)	15	21	(4)	8
- reduction in value of inventories (finished goods)			11	5	5	11	5
- reduction in value of investments	3	(c)	6	—	26	(310)	(709)
- reduction in value of amounts owed by controlled entities	3	(c)	—	—	—	460	709
- reduction in value of amounts owed by joint ventures	3	(c)	5	226	—	—	226
- reduction in value of capitalised software			—	—	2	—	—
Net foreign currency translation losses/(gains)			(9)	17	(17)	(5)	41
Auditors’ fees	3	(b)	7	6	6	6	5
Service contracts and other agreements			1,556	1,604	1,677	1,521	1,589
Promotion and advertising			330	335	316	253	275
General and administration			806	804	702	626	651
Other operating expenses			380	431	349	340	390

			4,055	4,255	4,504	3,666	3,844

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2005	2004	2003	2005	2004
	Note		$m	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 3(c)) has been calculated after charging/(crediting) the following items:

Depreciation of property plant and equipment
- general purpose buildings and leasehold improvements	12		56	55	75	48	55
- communication assets including leasehold improvements	12		2,682	2,602	2,436	2,571	2,504
- communication assets under finance lease	12		75	82	82	75	82
- equipment under finance lease	12		9	13	7	7	11
- other plant, equipment and motor vehicles	12		124	121	154	50	64

			2,946	2,873	2,754	2,751	2,716

Amortisation of intangible assets and other assets
- goodwill	13		145	123	116	4	4
- patents, trademarks and licences			34	35	38	22	19
- brandnames			10	10	12	—	—
- customer bases			86	72	82	15	15
- deferred expenditure			11	1	1	8	1
- software assets			534	501	444	498	473

			820	742	693	547	512

			3,766	3,615	3,447	3,298	3,228

Borrowing costs
- controlled entities			—	—	—	19	81
- other entities			924	841	983	921	836
- finance charges relating to finance leases			5	—	1	1	—

			929	841	984	941	917
- borrowing costs included in the cost of constructed assets			(90)	(74)	(105)	(90)	(74)

			839	767	879	851	843

Other disclosures
Research and development expenses (before crediting any grants)			29	26	41	29	26

Net profit/(loss) on the sale of:
- property, plant and equipment	3	(c)	8	40	173	10	40
- investments in controlled entities			—	—	5	—	—
- investments in joint venture entities			16	—	3	27	—
- investments in associated entities	3	(c)	—	170	9	—	—
- investments in listed securities and other investments			67	8	(2)	63	8
- businesses			—	—	10	—	—
- sale of PCCW converting note			(4)	—	—	(4)	—

			87	218	198	96	48

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2005	2004	2003	2005	2004
	Note		$m	$m	$m	$m	$m

(b) Auditors’ fees

Audit fees
The Australian statutory auditor of the Telstra Entity has charged the following amounts for:
Auditing and reviewing the financial reports (i)			5.038	4.412	4.445	4.404	4.183

Auditors other than the Australian statutory auditor have charged the following amounts for:
Auditing and reviewing the financial reports (ii)			2.290	1.904	1.440	1.391	1.001

Total audit fees	3	(a)	7.328	6.316	5.885	5.795	5.184

Other services
In addition to auditing and reviewing the financial reports, other services have been provided by Ernst & Young in their own right as follows:
Audit related (iii)			0.571	0.987	0.936
Tax (iv)			0.423	0.938	0.820
Other services (v)			0.703	1.565	3.578

Total other services			1.697	3.490	5.334

Audit fees

(i)	Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit provided by the ANAO has been subcontracted to Ernst & Young (EY) since fiscal 2000.

(ii)	Audit fees charged by EY relate to audit services provided in completing our statutory and regulatory filings other than those subcontracted directly from the ANAO. These services include the audit and review of our offshore controlled entities, the regulatory audit and our USGAAP audit. In addition, this category includes the audit of our other statutory filings such as the filing we are required to make under Japanese law, and the annual report on Form 20-F to meet our United States listing requirements.
Other services
We have processes in place to maintain the independence of the external auditor, including the level of expenditure on non audit services. Fees earned by EY for non audit work was capped at a maximum of 1.0 times the total audit and audit related fees during the past three fiscal years. In addition, the Audit Committee is required to pre-approve all proposals involving the provision of services by EY. As part of the approval process, an assessment of the impact on independence is made by the Audit Committee regarding the services to be provided. Monthly meetings are held between EY and the Director, Business and Finance Services to monitor the process. EY also has specific internal processes in place to ensure auditor independence.
(iii) Audit related fees charged by EY relate to services that are reasonably related to the performance of the audit or review of our financial statements, and other assurance engagements. These services include our privacy audit and various accounting advice provided.
(iv) Tax fees charged by EY relate to tax compliance, tax advice and other taxation services provided. These services include advice in connection with our entry into tax consolidation, reviews in connection with our implementation of a new tax software management system and tax law technical support.
(v) Other services relate to all additional services performed by EY, other than those disclosed as auditing and reviewing the financial report, audit related and tax. These services include assisting in the investigation of investment acquisitions and other Company projects, performance of system and security reviews, and various other reviews and non assurance services across the Company.
Related practice
We do not engage any related parties of EY for the provision of services to the Telstra Entity or any member of the Telstra Group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2005	2004	2003	2005	2004
	Note	$m	$m	$m	$m	$m

(c) Items requiring specific disclosure

The following items form part of the ordinary operations of our business and their disclosure is relevant in explaining the financial performance of the group.

Our net profit has been calculated after (charging)/crediting specific revenue and expense items from our ordinary activities as follows:

Items included in revenue:
Other revenue (excluding interest revenue)
- proceeds on sale of our investment in IBM Global Services Australia Limited (iii)		—	154	—	—	—
- proceeds on sale of properties (vi)		—	—	570	—	—

Total revenue items		—	154	570	—	—

Items included in expenses:
Other expenses
- net book value of investment and modification of the information technology services contract with IBM Global Services Australia Limited (iii)		—	(135)	—	—	—
- provision for the non recoverability of the loan to Reach Ltd (iv)	27	—	(226)	—	—	(226)
- book value on sale of properties (vi)		—	—	(439)	—	—
- movement in provision for reduction in value of our controlled entities (i) (v)		—	—	—	334	709
- movement in provision for amounts owed by controlled entities (ii) (v)	27	—	—	—	(475)	(709)

Total expense items		—	(361)	(439)	(141)	(226)

In our share of net losses of joint venture entities and associated entities
- write down of the carrying value of our investment in Reach Ltd (vii)		—	—	(965)	—	—

Net items		—	(207)	(834)	(141)	(226)

Income tax benefit/(expense) attributable to those items requiring specific disclosure		—	39	(41)	—	—
Effect of reset tax values on entering tax consolidation (viii)		—	58	201	—	58

Net items after income tax benefit/(expense)		—	(110)	(674)	(141)	(168)

During fiscal 2004, we identified the following transactions as requiring specific disclosure:
(i) Movement in provision for reduction in value of our controlled entities — Telstra Entity
The profit before income tax expense of the Telstra Entity included a $334 million net gain in relation to the reversal of a provision for reduction in value of four controlled entities. This balance was eliminated on consolidation for Telstra Group reporting purposes.
(ii) Movement in provision for amounts owed by controlled entities — Telstra Entity
The profit before income tax expense of the Telstra Entity included a movement of $475 million relating to a provision for amounts owed by a controlled entity. This balance was eliminated on consolidation for Telstra Group purposes (refer to note 27 for further information).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)
(c) Items requiring specific disclosure (continued)
During fiscal 2004, we identified the following transactions as requiring specific disclosure:
(iii) Sale of shareholding in IBM Global Services Australia Limited (IBMGSA)
On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBMGSA with a book value of $5 million. Proceeds from the sale of this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million.
As part of the disposal we negotiated changes to a 10 year contract with IBMGSA to provide technology services. This modification to our service contract resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after taking into account income tax benefits).
(iv) Provision for the non recoverability of the loan to Reach Ltd
During fiscal 2004, together with our co-shareholder PCCW Limited (PCCW), we purchased the loan facility previously owed to a banking syndicate by Reach Finance Ltd, a subsidiary of our 50% owned joint venture, Reach Ltd. (Reach). Our share of the acquisition cost of the loan was US$155.5 million, which was recognised as a receivable at the date of the transaction. At 30 June 2004, we provided for the non recoverability of the debt, amounting to $226 million, as we consider that Reach will not be in a position to repay the amount in the medium term. Refer to note 9 for further details.
(v) Movement in provision for reduction in value of controlled entities and amounts owed by controlled entities — Telstra Entity
Included in our profit before income tax expense for fiscal 2004 for the Telstra Entity was a gain of $709 million relating to a movement in our provision for diminution of investments in controlled entities. This gain was offset by an expense of an equivalent amount relating to a provision for amounts owed by a controlled entity. This gain/loss is effectively a reallocation of provisions within the Telstra Entity. The balances are eliminated on consolidation for the Telstra Group.
During fiscal 2003, we identified the following transactions as requiring specific disclosure:
(vi) Sale of office properties
On 1 August 2002, we sold a portfolio of seven office properties for $570 million. The carrying value of these properties was $439 million at the time of sale. The profit on sale of these properties was $131 million before income tax expense and $90 million after income tax expense.
We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commenced on 19 August 2002.
(vii) Write down of investment in Reach Ltd
During fiscal 2003 we wrote down the carrying amount of the investment in Reach Ltd. The write down occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. This resulted in a reduction of our investments accounted for using the equity method in our statement of financial position and an increase to our share of net losses of joint venture entities and associated entities in the statement of financial performance, amounting to $965 million.
(viii) Effect of reset tax values on entering tax consolidation
During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity (or head entity) elected to form a tax consolidated group from 1 July 2002. On formation of the tax consolidated group, the head entity had the option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount (ACA) method or Transitional Method. We chose the ACA method for a number of our subsidiaries. Under this method, the tax values of a subsidiary’s assets were reset according to certain allocation rules, which consequently impacts future tax deductions and our deferred tax balances. The once-off benefit of $201 million reflected the increase in future tax deductions arising from these reset tax values. Subsequent analysis of this adjustment has resulted in a further tax benefit of $58 million being recognised in fiscal 2004 (refer to note 4 for further details).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

4. Income tax expense

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Notional income tax expense on profit differs from actual income tax expense recorded as follows:

Profit before income tax expense	6,269	5,848	4,928	6,422	6,076

(Loss) before income tax expense of subsidiary companies that form part of the Telstra Corporation Limited tax consolidation group (i)				(125)	(197)

Profit before income tax expense for the tax consolidated group				6,297	5,879

Notional income tax expense on profit calculated at 30%	1,881	1,754	1,478	1,889	1,764

Which is adjusted by the tax effect of (ii):
Effect of different rates of tax on overseas income	(9)	(15)	(30)	—	—
Research and development concessions	(6)	(7)	(6)	(6)	(8)
Share of net (profit)/loss from joint venture entities and associated entities	(28)	11	296	(25)	—
Profit on sale of non current assets	(28)	(65)	(34)	(30)	(59)
Non deductible depreciation and amortisation	59	64	58	7	11
Reduction in the value of investments and intercompany receivables	3	68	—	9	87
Assessable foreign source income not included in accounting profit	4	18	43	4	18
Under/(over) provision of tax in prior years	2	24	(28)	3	21
Effect of reset tax values on entering tax consolidation (iii)	—	(58)	(201)	—	(58)
Other adjustments	(56)	(63)	(42)	(74)	(79)

Income tax expense on profit	1,822	1,731	1,534	1,777	1,697

(i)	Net of consolidation entries and other applicable adjustments.

(ii)	For the Telstra Entity, adjustments include those for the tax consolidation group.

(iii)	As part of the election to enter tax consolidation (refer following for further details), the head entity in the group was able to elect to reset the tax values of a subsidiary member under certain allocation rules. In fiscal 2003, the reset of tax values resulted in a tax benefit of $201 million. In fiscal 2004, subsequent analysis resulted in a further reset of tax values and an additional tax benefit of $58 million. These benefits reflect the increase in future tax deductions available from these reset values.
Tax consolidation
During fiscal 2003, legislation was enacted that enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. As a result, the Telstra Entity, as the head entity in the tax consolidated group, recognises tax entries for all entities in the group in addition to its own.
The entities within the tax consolidated group have entered into a tax sharing agreement. The terms of this agreement specify the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity.
Agreements which formalise the transition of subsidiaries into the tax consolidated group were also entered into by group members. These agreements covered the transfer of deferred tax balances to the Telstra Entity as at 1 July 2002 and the treatment of any PAYG instalments made. Since entering tax consolidation, we have also acquired other Australian resident wholly owned controlled entities. This has resulted in these entities transferring their deferred tax balances to the Telstra Entity upon entry into the tax consolidated group.
The election to tax consolidate on 1 July 2002 did not have a significant impact on the assets and liabilities of the Telstra Group, apart from the resetting of certain tax values (refer to item (iii) above and note 3 for further information regarding this impact).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

4. Income tax expense (continued)

	Telstra Group			Telstra Entity
	As at 30 June			As at 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Future income tax benefits as at 30 June not recorded in the statement of financial position for:
Income tax losses	225	205	209	—	—
Capital tax losses	198	206	132	161	165
Timing differences	88	42	42	—	—

	511	453	383	161	165

Our benefit for tax losses may be used in future years if the following criteria are met:
•	our controlled entities have sufficient future assessable income to enable the income tax losses to be offset against that assessable income;

•	the Telstra Entity and our controlled entities have sufficient future capital gains to enable the capital tax losses to be offset against those capital gains;

•	we continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and

•	there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.
Our statement of financial position includes the following:

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

Future income tax benefit balance	2	2

Amount of future income tax benefit related to tax losses carried forward	2	2

Our future income tax benefit is included within our other non current assets (refer to note 14).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

5. Segment information
We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.
Our internal management reporting structure drives how our Company is organised and managed. This internal structure provides the initial basis for determining our business segments.
Our business segments are predominantly distinguishable by the type and location of customers for our key products and services delivered. Our customer facing business segments service different customer types with our full range of products and services. Other reportable business segments are also aligned with our specific customer or business needs. These segments provide operational support services or product support services to our customer facing business segments, or service other telecommunication carriers. Our “Other” segment consists of various business units that do not qualify as business segments in their own right and which service a variety of customer or business needs.
The main adjustment from our internal management reporting structure to our reported business segments is that the TelstraClear group (TelstraClear) in New Zealand is reported as part of a segment we have called Telstra International for segment reporting purposes. For internal management reporting purposes, TelstraClear is included with Telstra Business and Government. For the purposes of the applicable accounting standard, we consider that the risks and returns of TelstraClear differ from those of our local operations and as a result we have grouped these operations into the Telstra International business segment.
Business segments
During the current year, we restructured our pre-existing business unit known as the Bigpond, Media and Sensis group. This restructure resulted in the establishment of Telstra Bigpond, Telstra Media and Sensis as separate business units.
In fiscal 2004, we formed a new group being Telstra Technology, Innovation and Products. This business segment brought together product development areas, network technologies, information technology systems and the Telstra Research Laboratories.
Those business segments not impacted by the above restructures are substantially consistent with the structure in prior years. We have restated all our comparative information to reflect our current reporting position as if all our new business segments and segment accounting policies existed in those prior years.
For segment reporting purposes, the Telstra Group is organised into the following business segments:
Telstra Consumer and Marketing (TC&M) is responsible for:
•	the provision of the full range of telecommunication products and services to metropolitan consumer customers;
•	management of Telstra brands, advertising and sponsorship; and
•	implementing our bundling initiatives.
Telstra Country Wide (TCW) is responsible for:
•	the provision of the full range of telecommunication products and services to consumer, small business, enterprise and some government customers outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and the Northern Territory.
Telstra Business and Government (TB&G) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology (ICT) services to corporate, small to medium enterprises and government customers; and
•	the provision of global communication solutions to multi-national corporations through our interests in the United Kingdom, Asia and North America.
Telstra International (TInt.) is the combination of our Telstra Asia business unit and TelstraClear. These business units have been combined for segment reporting purposes as we consider that the risks and returns of these international operations differ from those of our local operations.
•	Telstra Asia is responsible for our Asia-Pacific investments. In particular this includes our operations in Hong Kong that mainly generate revenues from the mobiles market; and
•	TelstraClear is our New Zealand subsidiary that provides integrated telecommunications services to the New Zealand market.
Infrastructure Services (IS) is responsible for:
•	the provisioning, restoration, operation and maintenance of our fixed, mobile, Internet protocol (IP) and data networks to supply products and services as our primary service delivery manager; and
•	the design and construction of infrastructure for voice, data and transmission networks, as well as product and application platforms and the online environment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

5. Segment information (continued)
Telstra Wholesale (TW) is responsible for:
•	the provision of the full range of telecommunication products and services, including design, construction, and operations and maintenance, delivered over our networks and associated support systems to:
•	non-Telstra branded carriers, carriage service providers, Internet service providers, system integrators, application service providers and commercially driven infrastructure sharing agreements; and

•	infrastructure owners and managers who acquire infrastructure services.
Telstra Technology Innovation and Products (TTIP) is responsible for:
•	leading product, technology and information technology strategy for our company;

•	the overall planning, design specification of standards and commissioning construction of our communication networks;

•	the delivery of information technology solutions to support our products, services and customer support function;

•	product development and management;

•	the office of the Chief Information Officer; and

•	the Telstra Research Laboratories.
Telstra Bigpond is responsible for:
•	the management and control of our retail Internet products, services and content, contact centres, customer relations and associated functions, for broadband and narrowband delivery.
Telstra Media is responsible for:
•	the management of our interest in the FOXTEL partnership, along with the development and management of the hybrid fibre coaxial (HFC) broadband cable network.
Sensis is responsible for:
•	the management and growth of the information, advertising and directories business, including printed publications, voice and online products and services.
Corporate areas include:
•	Legal Services — provides legal services across the Company;

•	Regulatory, Corporate and Human Relations — responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It manages personnel, health and safety, environment, remuneration and training. It also has responsibility for regulatory positioning and negotiation; and

•	Finance and Administration — encompasses the functions of business and finance services, treasury, productivity, risk management and assurance, credit management, billing directorate, corporate services, corporate development and the office of the company secretary. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group.
The Corporate areas and the Telstra Bigpond, Telstra Media and Sensis business segments are not reportable segments in their own right and have been aggregated in the “Other” category.
Segment financial results
Our internal management reporting structure provides the initial basis for identifying those items that can be directly attributable, or reasonably allocated to each respective business segment. Items are initially allocated to each business unit for internal management reporting on a basis that is considered suitable for senior management to manage the business. For financial reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues, segment expenses, segment assets and segment liabilities in accordance with the requirements of the applicable accounting standard, where a reasonable allocation basis exists.
Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For financial reporting purposes, these items are reported within the same business segment as for internal management reporting. As a result, our segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for our business segments in certain circumstances.
The following narrative further explains our segment results for those individual items where it is considered that no reasonable allocation basis exists:
•	Sales revenue associated with mobile handsets for TC&M, TB&G and TCW are allocated totally to the TC&M segment, with the exception of products sold in relation to small to medium enterprises which are allocated to TB&G. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced. In addition, the majority of goods and services purchased, associated with our mobile revenues, are allocated to the TC&M segment. As a result, the TC&M segment also holds segment assets and segment liabilities related to those revenues and expenses recorded in TC&M;

•	trade debtors in relation to the mobile repayment option on mobile handsets sold by our dealers are allocated totally to TC&M; and

•	revenue received in advance in relation to installation and connection fees is allocated totally to TC&M.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

5. Segment information (continued)
Segment financial results (continued)
In addition, revenue derived from our Bigpond Internet products and its related segment assets are recorded in the customer facing business units of TC&M, TB&G and TCW. Certain distribution costs in relation to these products are recognised in these three business segments. IS and TTIP recognise certain expenses in relation to the installation and running of the broadband cable network. The related segment assets are managed by the Asset Accounting Group. In accordance with our application of the definition of business segment in relation to customer type, we have not reallocated these items to the Telstra Bigpond business segment.
Change in segment accounting policies
The following segment accounting policy change occurred during fiscal 2005:
Small to medium enterprise revenue
In previous financial years, our segment accounting policy was to recognise sales revenue relating to our small to medium enterprises below a certain limit in the TC&M segment. In fiscal 2005, the revenue earned from our small to medium enterprises was allocated to the TB&G segment in accordance with a revised threshold for small to medium enterprises. In addition, the related expenses of these customers has also been allocated to the TB&G segment. Sales revenue in TC&M was reduced and sales revenue in TB&G decreased by $442 million in fiscal 2004 and $471 million in fiscal 2003 to reflect this change in policy.
Inter-segment transfers
We account for all transactions of entities within the Telstra Group, including international transactions between Australian and non-Australian businesses, at market value. For segment reporting purposes, transfer pricing is not used within the Company. As such the inter-segment revenue line purely relates to intercompany revenue.
The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the corporate level to other business segments.
Segment assets and liabilities
Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.
The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the corporate level (aggregated in the “Other” segment) and not allocated across segments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group
										Total of
								Other	Elimina-	all
	TC&M	TCW	TB&G	TInt.	IS	TW	TTIP	(a)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2005
Sales revenue from external customers	5,030	5,751	5,214	1,359	67	2,940	1	1,799	—	22,161
Other revenue from external customers	96	132	5	82	11	3	35	161	(29)	496

Total revenue from external customers (excluding interest revenue)	5,126	5,883	5,219	1,441	78	2,943	36	1,960	(29)	22,657
Less sale of investment/dividend revenue	95	—	—	81	—	—	—	—	—	176

Segment revenue from external customers	5,031	5,883	5,219	1,360	78	2,943	36	1,960	(29)	22,481
Add inter-segment revenue	—	—	53	37	54	284	23	13	(464)	—

Total segment revenue	5,031	5,883	5,272	1,397	132	3,227	59	1,973	(493)	22,481

Segment result under AGAAP	2,420	4,944	3,255	(34)	(1,702)	2,973	(1,374)	(3,572)	3	6,913
Share of equity accounted net (losses)/profits	3	—	8	3	—	—	—	(5)	—	9
Net book value of investments sold	(25)	—	—	(68)	—	—	—	—	—	(93)
Sale of investment/dividend revenue	95	—	—	81	—	—	—	—	—	176

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	2,493	4,944	3,263	(18)	(1,702)	2,973	(1,374)	(3,577)	3	7,005

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	69	377	—	—	—	3,320	—	3,766
Non cash expenses excluding depreciation and amortisation	499	52	15	75	41	1	8	173	(29)	835

Non current segment assets acquired (excluding acquisition of investments)	16	10	42	246	1,881	503	1,113	235	—	4,046

As at 30 June 2005
Segment assets (b)	1,266	692	1,661	3,911	1,101	1,216	717	27,918	(2,172)	36,310

Segment assets include:
Investment in joint venture entities	—	—	3	30	—	—	—	—	—	33
Investment in associated entities	—	—	12	—	—	—	—	4	—	16

Segment liabilities	877	284	953	734	900	590	578	19,410	(2,897)	21,429

(a) Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
(b) Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group
										Total of
			TB&G					Other	Elimina-	all
	TC&M	TCW	(c)	TInt.	IS	TW	TTIP	(a) (d)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2004
Sales revenue from external customers	4,956	5,508	4,786	1,301	60	2,631	1	1,494	—	20,737
Other revenue from external customers	1	136	199	51	12	—	4	147	(7)	543

Total revenue from external customers (excluding interest revenue)	4,957	5,644	4,985	1,352	72	2,631	5	1,641	(7)	21,280
Less sale of investment/dividend revenue	—	—	178	51	—	—	—	—	—	229

Segment revenue from external customers	4,957	5,644	4,807	1,301	72	2,631	5	1,641	(7)	21,051
Add inter-segment revenue	—	—	38	36	54	271	51	12	(462)	—

Total segment revenue	4,957	5,644	4,845	1,337	126	2,902	56	1,653	(469)	21,051

Segment result under AGAAP	2,549	4,784	3,455	(18)	(1,625)	2,709	(1,557)	(3,856)	18	6,459
Share of equity accounted net (losses)/profits	2	—	2	(38)	—	—	—	(44)	—	(78)
Net book value of investments sold	—	—	(21)	(29)	—	—	—	—	—	(50)
Sale of investment/dividend revenue	—	—	178	51	—	—	—	—	—	229

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	2,551	4,784	3,614	(34)	(1,625)	2,709	(1,557)	(3,900)	18	6,560

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	20	363	3	—	—	3,229	—	3,615
Non cash expenses excluding depreciation and amortisation	339	63	44	44	49	(2)	1	293	(7)	824

Non current segment assets acquired (excluding acquisition of investments)	21	—	11	188	1,729	35	871	270	—	3,125

As at 30 June 2004 Segment assets (b)	1,361	684	882	3,999	1,190	659	591	27,008	(1,381)	34,993

Segment assets include:
Investment in joint venture entities	11	—	—	29	—	—	—	—	—	40

Segment liabilities	944	317	495	765	879	128	559	18,150	(2,605)	19,632

(a) Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
(b) Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.
(c) Included in revenue from sale of investments and dividends is the sale of our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), amounting to $154 million. Refer to note 3 for further information.
(d) Included in the segment result for the other segment is the provision for the non recoverability of our loan to Reach Ltd, amounting to $226 million. Refer to note 3 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group
										Total of
				TInt.				Other	Elimina-	all
	TC&M	TCW	TB&G	(c)	IS	TW	TTIP	(a) (d)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Year ended 30 June 2003
Sales revenue from external customers	4,908	5,281	4,764	1,471	138	2,519	1	1,413	—	20,495
Other revenue from external customers	6	136	33	54	11	—	22	859	—	1,121

Total revenue from external customers (excluding interest revenue)	4,914	5,417	4,797	1,525	149	2,519	23	2,272	—	21,616
Less sale of investment/dividend revenue	1	—	17	27	—	—	—	—	—	45

Segment revenue from external customers	4,913	5,417	4,780	1,498	149	2,519	23	2,272	—	21,571
Add inter-segment revenue	—	—	55	33	754	258	40	46	(1,186)	—

Total segment revenue	4,913	5,417	4,835	1,531	903	2,777	63	2,318	(1,186)	21,571

Segment result under AGAAP	2,548	4,601	3,524	15	(1,457)	2,573	(1,444)	(3,446)	(182)	6,732
Share of equity accounted net (losses)/profits	2	—	(6)	(974)	—	—	—	(47)	—	(1,025)
Net book value of investments sold	—	—	(7)	(22)	—	—	—	—	—	(29)
Sale of investment/dividend revenue	1	—	17	27	—	—	—	—	—	45

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	2,551	4,601	3,528	(954)	(1,457)	2,573	(1,444)	(3,493)	(182)	5,723

Earnings has been calculated after charging/(crediting) the following: .
Depreciation and amortisation	—	—	19	388	—	—	—	3,043	(3)	3,447
Non cash expenses excluding depreciation and amortisation	313	62	17	65	14	11	13	626	—	1,121

Non current segment assets acquired (excluding acquisition of investments)	8	(2)	3	187	2,171	46	847	236	(164)	3,332

As at 30 June 2003 Segment assets (b)	1,111	676	923	4,256	1,357	682	642	27,319	(1,367)	35,599

Segment assets include:
Investment in joint venture entities	11	—	—	74	—	—	—	44	—	129
Investment in associated entities	—	—	5	25	—	—	—	—	—	30

Segment liabilities	1,018	312	446	817	997	96	580	18,346	(2,435)	20,177

(a) Sales revenue for the other segment relates primarily to our advertising and directories revenue earned by Sensis. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
(b) Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.
(c) Included in the share of equity accounted net (losses)/profits is the write down of our investment in Reach, amounting to $965 million. Refer to note 3 for further information.
(d) Included in other revenue from external customers is the sale of seven office properties for $570 million. Refer to note 3 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

5. Segment information (continued)

		Telstra Group
		Year ended 30 June
		2005	2004	2003
	Note	$m	$m	$m

Total segment revenue		22,481	21,051	21,571
Sale of investment/dividend revenue		176	229	45

Total revenue from external customers (excluding interest revenue)	2	22,657	21,280	21,616
Interest revenue		103	55	84

Total revenue from ordinary activities	2	22,760	21,335	21,700

Earnings before interest and income tax expense (EBIT)		7,005	6,560	5,723
Interest revenue		103	55	84
Borrowing costs		(839)	(767)	(879)

Profit before income tax expense		6,269	5,848	4,928
Income tax expense		(1,822)	(1,731)	(1,534)

Net profit		4,447	4,117	3,394

Information about sales revenue from our products and services:
PSTN products
Basic access		3,362	3,237	3,083
Local calls		1,284	1,504	1,567
PSTN value added services		250	259	280
National long distance calls		1,013	1,121	1,162
Fixed to mobile		1,566	1,597	1,517
International direct		234	266	307

		7,709	7,984	7,916

Mobiles
Mobile services		3,760	3,470	3,239
Mobile handsets		381	352	386

		4,141	3,822	3,625

Data and internet services
Internet and IP solutions		1,377	1,013	817
ISDN products		890	927	942
Specialised data		966	1,035	1,059

		3,233	2,975	2,818

Other products and services
Advertising and directories		1,585	1,341	1,205
Customer premises equipment		229	184	197
Payphones		121	141	148
Intercarrier services		1,146	1,103	1,136
Inbound calling products		449	476	494
Solutions management		931	508	501
Offshore controlled entities (a)		1,611	1,431	1,544
Pay TV bundling		263	154	23
Other sales and service		743	618	888

		7,078	5,956	6,136

	2	22,161	20,737	20,495

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

5. Segment information (continued)

		Telstra Group
		Year ended 30 June
		2005	2004	2003
	Note	$m	$m	$m

Information about sales revenue from our products and services (continued):
(a) Sales revenue from our offshore controlled entities is split between the following products and services:
International — PSTN products		501	388	348
International — Mobiles		751	744	921
International — Data and internet services		264	204	166
International — Intercarrier services		24	27	43
International — Other		71	68	66

		1,611	1,431	1,544

Information about our geographic operations (i)
Segment revenue from external customers
Australian customers		20,855	19,589	19,946
International customers		1,626	1,462	1,625

	2	22,481	21,051	21,571

Carrying amount of segment assets
Australian customers		32,080	30,872	31,264
International customers		4,230	4,121	4,335

		36,310	34,993	35,599

Non current segment assets acquired (excluding acquisition of investments)
Located in Australia		3,800	2,937	3,145
Located in international countries		246	188	187

		4,046	3,125	3,332

(i) Our geographical operations are split between our Australian and international operations. Our international operations include the business of our international business segment (primarily businesses in Hong Kong and New Zealand) and our international business that serves multi-national customers in the TB&G segment. No individual geographical area forms a significant part of our operations apart from our Australian operations.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

6. Earnings per share

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	¢	¢	¢

Basic and diluted earnings per share	35.5	32.4	26.6

	$m	$m	$m

The following reflects the earnings and share information used in determining our basic and diluted earnings per share:

Net profit	4,447	4,117	3,394

Adjustments:
Outside equity interests in net loss	—	1	35

Earnings used in the calculation of basic and diluted earnings per share	4,447	4,118	3,429

Number of
shares
(millions)

Weighted average number of issued ordinary shares used in the calculation of basic and diluted earnings per share (a) (b)	12,513	12,723	12,867

(a) As at 30 June 2005, we had issued fully paid ordinary shares of 12,443,074,357 (2004: 12,628,359,026; 2003: 12,866,600,200).
On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were brought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back (refer to note 18 for further information).
On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our capital management program. The ordinary shares were brought back at $4.20 per share, which comprised a fully franked dividend component of $2.70 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
(b) There are no potential ordinary shares or dilutive ordinary shares. We are precluded from issuing instruments that gives rise to the issue of new shares by the Telstra Corporation Act 1991 (Cwth). The Telstra Growthshare Trust was established to allocate incentive shares, performance rights, deferred shares, restricted shares, options, directshares and ownshares to executives and employees. The Telstra Growthshare trustee purchases shares on market to underpin the various instruments issued (refer to note 19 for further information).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

7. Dividends

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Ordinary shares
Previous year final dividend paid	1,642	1,544	1,415	1,642	1,544
Interim dividend paid	1,742	1,642	1,544	1,742	1,642
Special dividend paid with the interim dividend	747	—	386	747	—

Total dividends paid	4,131	3,186	3,345	4,131	3,186

Dividends per ordinary share paid	¢	¢	¢

Previous year final dividend paid	13.0	12.0	11.0
Interim dividend paid	14.0	13.0	12.0
Special dividend paid with the interim dividend	6.0	—	3.0

Total dividends paid	33.0	25.0	26.0

As our final dividend (including the special dividend paid with the final dividend) for fiscal 2005 was not declared, determined or publicly recommended as at 30 June 2005, no provision has been raised in the statement of financial position. Our final dividend (including the special dividend paid with the final dividend) has been reported as an event subsequent to balance date and the provision for dividend has been raised at the declaration date, refer to note 28 for further details.
Our dividends paid have been franked in aggregate and per share to the extent detailed in the table below:

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	%	%	%

Franking credit percentages
Previous year final dividend paid	100	100	100
Interim dividend paid	100	100	100
Special dividend paid with the interim dividend	100	—	100

Our dividends were franked at a tax rate of 30% for the last three years.
Our dividends paid or declared per share for each fiscal year are shown below:

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	¢	¢	¢

Dividends paid/declared per ordinary share
Interim dividend	14	13	12
Special dividend paid with the interim dividend	6	—	3
Final dividend	14	13	12
Special dividend to be paid with the final dividend	6	—	—

Total	40	26	27

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

7. Dividends (continued)

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

The combined amount of exempting and franking credits available to us for the next fiscal year are:
Combined exempting and franking account balance as at 30 June (i)	285	625	585	285	625
Franking credits that will arise from the payment of income tax payable as at 30 June (ii)	519	512	614	519	512
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year	(24)	(25)	(1)	(24)	(25)

	780	1,112	1,198	780	1,112

Franking debits that will arise on paying dividends declared after 30 June but before completion of the financial report (iii)
Final dividend	747	704	662	747	704
Special dividend to be paid with the final dividend	320	—	—	320	—

	1,067	704	662	1,067	704

(i) During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. On entry into tax consolidation, the franking credits held in the franking accounts and exempting accounts of the subsidiary members were transferred to the Telstra Entity. Therefore, one franking account and one exempting account is maintained by the Telstra Entity for the tax consolidated group.
As at 30 June 2005, the Telstra Entity had a combined exempting and franking account balance of $285 million (2004: $625 million; 2003: $585 million). This total combines the surplus in its franking account of $261 million (2004: $600 million; 2003: $584 million) and a surplus of $24 million (2004: $25 million; 2003: $1 million) in its exempting account. The franking account balance of $261 million represents the amount of tax paid by the entity that is available for distribution to shareholders and equates to a fully franked distributable dividend of $609 million (2004: $1,400 million; 2003: $1,363 million). There are statutory restrictions placed on the distribution of exempting credits from the exempting account.
Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2006, relating to the fiscal 2005 and 2006 income tax years. Franking credits will be used when the Telstra Entity pays its 2005 final ordinary dividend (including special dividend to be paid with the final dividend) in fiscal 2006.
(ii) Franking credits that arise from the payment of income tax are expressed at the 30% tax rate on a tax paid basis.
(iii) The franking debits that will arise when we pay our final ordinary dividend (including the special dividend to be paid with the final dividend) have been expressed as the amount of franking credits that will be attached to a fully franked distribution.
We believe our current balance of franking credits combined with the franking credits that will arise on tax instalments expected to be paid during fiscal 2006, will be sufficient to cover the franking debits arising from our final dividend (including our the special dividend). Refer to note 28 for further details in relation to our dividends declared subsequent to year end.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

8. Cash assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Current
Cash at bank and on hand	217	149	75	32
Bank deposits, bills of exchange and commercial paper (a)	1,323	538	1,285	511

	1,540	687	1,360	543

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper approximates net fair value due to their short term to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

9. Receivables

	Telstra Group			Telstra Entity
	As at 30 June			As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Current
Trade debtors (a)		2,630	2,459	1,970	1,894
Provision for doubtful debts		(159)	(196)	(125)	(161)

		2,471	2,263	1,845	1,733

Amounts owed by controlled entities (other than trade debtors)	27	—	—	2,194	1,265
Provision for amounts owed by controlled entities (other than trade debtors)	27	—	—	(1,469)	(994)

		—	—	725	271

Amounts owed by joint venture entities and associated entities (b)	27	32	—	—	—
Accrued revenue		976	1,043	930	1,001
Share loans to employees (c)	19,27	24	24	24	24
Cross currency swap hedge receivable	29	4	169	4	169
Other receivables		102	109	38	60

		1,138	1,345	996	1,254

		3,609	3,608	3,566	3,258

Non current
Amounts owed by controlled entities (other than trade debtors)	27	—	—	56	362
Provision for amounts owed by controlled entities (other than trade debtors)		—	—	—	(45)

		—	—	56	317

Amounts owed by joint venture entities and associated entities (d)	27	232	226	226	226
Provision for amounts owed by joint venture entities and associated entities	27	(232)	(226)	(226)	(226)

		—	—	—	—

Share loans to employees (c)	19,27	131	150	131	150
Reach capacity prepayment (e)	27	—	208	—	208
Cross currency swap hedge receivable	29	—	237	—	237
Other receivables (f)		109	145	103	135

		240	740	234	730

		240	740	290	1,047

(a) Our policy requires trade debtors to pay us in accordance with agreed payment terms. Depending on the customer segment, our settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the statement of financial position.
(b) During fiscal 2005, we formed a joint venture with Hutchison 3G Australia Pty Ltd (H3GA), to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. During the year we provided funding to the joint venture for operational expenditure purposes. The balance owing will be settled within twelve months and is provided interest free.
(c) Share loans to employees represent amounts receivable from employees under the Telstra Employee Share Ownership Plan (TESOP97) and the Telstra Employee Share Ownership Plan II (TESOP99). At the commencement of the scheme, loans were advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP97 and TESOP99 are provided interest free. For further details on repayment terms refer to note 19 regarding the share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

9. Receivables (continued)

(d) During fiscal 2004, together with our co-shareholder PCCW Limited (PCCW), we bought out a loan facility previously owed to a banking syndicate by Reach Finance Ltd, a controlled entity of our 50% owned joint venture Reach Ltd (Reach). Our share of the acquisition cost of the loan was US$155.5 million, which was recognised as a receivable at the date of the transaction.
In the period 17 June 2004 to 16 December 2004, interest arising on the loan under the loan facility was suspended and did not accrue. In the period 17 December 2004 to 16 April 2005, the loan accrued interest equivalent to the 3 month US LIBOR rate plus an additional 2.5%, amounting to $2 million, but payment of such interest was deferred. On 16 April 2005, we waived our right to receive further interest under this loan facility as part of the discharge of the Reach capacity prepayment and subsequent acquisition of an indefeasible right of use (refer to footnote (e) below for further details).
As part of the April 2005 agreement, the terms of maturity were altered such that the facility is now an interest free loan and is repayable on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us. We have provided for the non-recoverability of the loan as we do not consider that Reach is in a position to be able to repay the loan amount in the medium term.
(e) Until 16 April 2005, we were party to a capacity prepayment agreement (CPA) with our 50% owned joint venture entity, Reach and certain subsidiaries of Reach. The CPA had a face value of US$143 million and earned compounding interest equivalent to the 3 month US LIBOR rate plus an additional 2.5%. The CPA provided the right to receive future carriage and related services capacity equivalent to the amount of the prepayment and accrued interest.
On 16 April 2005, we terminated the CPA and entered into an indefeasible right of use (IRU) arrangement with Reach. Under this arrangement, Reach allocated its international cable capacity between us and our co-shareholder, PCCW, for payment of $205 million (US$157 million) each. Our share of the payment was made via discharge of Reach’s liabilities under the CPA in the amount of $187 million (US$143 million), accrued interest on the prepayment agreed at $16 million (US$12 million), and accrued interest on the loan facility referred to in footnote (d) above, agreed at $2 million (US$2 million).
The IRU has been classified as deferred expenditure and further details are available at note 14.
(f) Included in our other non current receivables is an amount of $45 million (2004: $65 million) from Telstra Growthshare. This non current receivable represents amounts provided to the Telstra Growthshare Trust to enable it to purchase shares on market to facilitate the senior executive equity participation scheme. The interest rate applicable to the loan balance at fiscal 2005 is 4.0% (2004: 4.0%). There are no specified repayment terms. Refer to note 19 for further information on Telstra Growthshare.
Also included in our other non current receivables is an amount of $59 million (2004: $69 million) which relates to customer deferred debt. This amount relates to eligible post paid customers where we allow repayment of the cost of their mobile handset and approved accessories monthly over 12, 18 or 24 months. This receivable is non interest bearing.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

10. Inventories

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Current
Finished goods recorded at net realisable value	4	30	—	30
Finished goods recorded at cost	222	204	183	167
Provision for stock obsolescence	(25)	(29)	(16)	(15)

Total finished goods	201	205	167	182

Raw materials and stores recorded at cost	16	16	12	16
Construction contracts (a)	15	8	15	8

	232	229	194	206

Non current
Finished goods recorded at net realisable value	—	9	—	9
Finished goods recorded at cost	20	6	20	6
Provision for stock obsolescence	(5)	(5)	(5)	(5)

	15	10	15	10

(a) Construction contract disclosures are shown in the table below:

Gross amount of construction work in progress	65	33	65	33
Profits recognised to date	4	3	4	3

	69	36	69	36
Progress billings	(54)	(28)	(54)	(28)

	15	8	15	8

As at 30 June 2005, we had received advances in relation to our construction work in progress amounting to $7 million (2004: $nil).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

11. Investments

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Investments — accounted for using the equity method

Investment in joint venture entities		37	40	82	81
Provision for reduction in value		(4)	—	(50)	(49)

Carrying amount of investments in joint venture entities	24	33	40	32	32

Investment in associated entities		40	24	34	25
Provision for reduction in value		(24)	(24)	(22)	(25)

Carrying amount of investments in associated entities	24	16	—	12	—

		49	40	44	32

Investments — other

Listed securities
Investment in listed corporations (at cost) (i)		—	15	—	11

Unlisted securities and other investments
Investment in controlled entities (at cost)	23	—	—	12,868	12,537
Provision for reduction in value		—	—	(6,839)	(7,173)

Total investment in controlled entities		—	—	6,029	5,364

Investment in other corporations (at cost)		3	68	3	62
Provision for reduction in value		(3)	(3)	(3)	(2)

Total investment in other corporations (ii)		—	65	—	60

		—	80	6,029	5,435

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

11. Investments (continued)
Listed securities and investments in other corporations are as follows:

Name of investment	Principal	Ownership		Telstra Group’s recorded		Telstra Entity’s recorded
	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2005	2004	2005	2004	2005	2004
		%	%	$m	$m	$m	$m

(i) Listed securities

	International
Infonet Services Corporation (a)	communications and computing services	—	5.3	—	11	—	11

Other listed investments (b)				—	4	—	—

				—	15	—	11

(ii) Investments in other corporations
Intelsat Limited (c)	Provision of satellite capacity	—	1.7	—	60	—	60

Other investments (d)				—	5	—	—

				—	65	—	60

(*) Amounts shown net of provision for reduction in value.
(a) On 25 February 2005, we sold our investment in Infonet Services Corporation for $65 million.
(b) During fiscal 2005, we sold other minor listed investments for nominal consideration.
(c) On 28 January 2005, we sold our investment in Intelsat Limited for $69 million (US$53.3 million).
(d) During fiscal 2005, we sold other minor investments for nominal consideration. In addition, we were issued additional capital in m.Net Corporation Limited as consideration for in-kind services provided. As a result of the increase in shares held we classified the investment as a joint venture. Refer note 24 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

12. Property, plant and equipment

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Land and site improvements
At cost	40	43	37	42

Buildings (including leasehold improvements)
At cost	840	752	743	706
Accumulated depreciation	(396)	(345)	(363)	(318)

	444	407	380	388

Communication assets (including leasehold improvements)
At cost	43,942	41,225	41,730	39,664
Accumulated depreciation	(21,843)	(19,726)	(21,214)	(19,214)

	22,099	21,499	20,516	20,450

Communication assets under finance lease
At cost	858	858	858	858
Accumulated depreciation	(434)	(359)	(434)	(359)

	424	499	424	499

Other plant, equipment and motor vehicles
At cost	1,058	1,384	753	1,004
Accumulated depreciation	(734)	(980)	(553)	(792)

	324	404	200	212

Equipment under finance lease
At cost	52	48	26	19
Accumulated depreciation	(32)	(37)	(10)	(10)

	20	11	16	9

Total property, plant and equipment
At cost	46,790	44,310	44,147	42,293
Accumulated depreciation	(23,439)	(21,447)	(22,574)	(20,693)

	23,351	22,863	21,573	21,600

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Land and site improvements

Opening cost		43	49	42	48
— additions		4	—	3	—
— disposals		(8)	(6)	(8)	(6)
— acquistion of businesses		1	—	—	—

Closing cost		40	43	37	42

Buildings (including leasehold improvements)

Opening net book value		407	419	388	386

Opening cost		752	698	706	653
— additions		47	65	43	63
— disposals		(16)	(18)	(15)	(11)
— acquisitions of businesses		57	2	—	—
— net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(6)	2	—	—
— other		6	3	9	1

Closing cost		840	752	743	706

Opening accumulated depreciation		(345)	(279)	(318)	(267)
— disposals		4	9	3	1
— depreciation and amortisation expense	3	(56)	(55)	(48)	(55)
— net foreign currency exchange differences on translation of financial statements of self-sustaining operations		3	(1)	—	—
— other		(2)	(19)	—	3

Closing accumulated depreciation		(396)	(345)	(363)	(318)

Closing net book value		444	407	380	388

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Communication assets (including leasehold improvements)

Opening net book value		21,499	21,521	20,450	20,528

Opening cost		41,225	39,492	39,664	38,086
— additions		3,378	2,654	2,732	2,519
— disposals		(740)	(1,010)	(740)	(1,001)
— acquisitions of businesses		—	1	—	—
— net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(37)	33	—	4
— other		116	55	74	56

Closing cost		43,942	41,225	41,730	39,664

Opening accumulated depreciation		(19,726)	(17,971)	(19,214)	(17,558)
— disposals		584	866	588	859
— acquisitions of businesses		—	(1)	—	—
— depreciation and amortisation expense	3	(2,682)	(2,602)	(2,571)	(2,504)
— net foreign currency exchange differences on translation of financial statements of self-sustaining operations		8	(11)	—	—
— other		(27)	(7)	(17)	(11)

Closing accumulated depreciation		(21,843)	(19,726)	(21,214)	(19,214)

Closing net book value		22,099	21,499	20,516	20,450

Communication assets under finance lease

Opening net book value		499	581	499	581

Opening and closing cost (a)		858	858	858	858

Opening accumulated depreciation		(359)	(277)	(359)	(277)
— depreciation and amortisation expense	3	(75)	(82)	(75)	(82)

Closing accumulated depreciation		(434)	(359)	(434)	(359)

Closing net book value		424	499	424	499

(a) In fiscal 2005 and fiscal 2004 there were no additions or disposals to this class of asset. As a result, our opening and closing cost has remained unchanged.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Other plant, equipment and motor vehicles

Opening net book value		404	430	212	244

Opening cost		1,384	1,449	1,004	1,064
— additions		114	166	52	63
— disposals		(301)	(239)	(295)	(123)
— acquisitions of businesses		15	5	—	—
— net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(14)	4	—	—
— other		(140)	(1)	(8)	—

Closing cost		1,058	1,384	753	1,004

Opening accumulated depreciation		(980)	(1,019)	(792)	(820)
— disposals		287	169	281	91
— acquisitions of businesses		—	(1)	—	—
— depreciation and amortisation expense	3	(124)	(121)	(50)	(64)
— net foreign currency exchange differences on translation of financial statements of self-sustaining operations		9	(4)	—	—
— other		74	(4)	8	1

Closing accumulated depreciation		(734)	(980)	(553)	(792)

Closing net book value		324	404	200	212

Equipment under finance lease

Opening net book value		11	12	9	7

Opening cost		48	52	19	9
— additions		13	48	12	—
— disposals		(9)	(36)	(5)	(4)
— acquisitions of businesses		4	—	—	14
— other		(4)	(16)	—	—

Closing cost		52	48	26	19

Opening accumulated depreciation		(37)	(40)	(10)	(2)
— disposals		3	15	—	—
— depreciation and amortisation expense	3	(9)	(13)	(7)	(11)
— other		11	1	7	3

Closing accumulated depreciation		(32)	(37)	(10)	(10)

Closing net book value		20	11	16	9

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)
Communication assets
Communication assets include certain network land and buildings which are essential to the operation of our communication assets.
Current value of all land and buildings
We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2005 was $2,882 million for both the Telstra Group and Telstra Entity (2004: $2,869 million).
These current values were not an independent valuation. The following bases are used in determining the current value of property, plant and equipment:

Property, plant and equipment	Valuation	Last valuation
category	basis	Date

General purpose land and
buildings	Market value	31 March 2005
Network land	Market value	31 March 2004
Network buildings	Depreciated replacement cost	31 March 2004

Details of our capital expenditure and finance lease commitments are shown in note 20 to these financial statements.
Work in progress
In fiscal 2005, the Telstra Group has property, plant and equipment under construction amounting to $1,040 million (2004: $987 million). In fiscal 2005, the Telstra Entity has property, plant and equipment under construction amounting to $945 million (2004: $947 million). As these assets are not installed and ready for use, there is no depreciation being charged on the amounts.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

13. Intangible assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Intangibles — goodwill

Goodwill (a) (b)	2,826	2,498	22	22
Accumulated amortisation	(539)	(394)	(10)	(6)

	2,287	2,104	12	16

Intangibles — other

Mastheads	447	448	—	—

Patents, trademarks and licences	708	687	287	287
Accumulated amortisation	(183)	(154)	(124)	(102)

	525	533	163	185

Brandnames	212	211	—	—
Accumulated amortisation	(42)	(34)	—	—

	170	177	—	—

Customer bases	742	581	70	70
Accumulated amortisation	(303)	(238)	(51)	(35)

	439	343	19	35

	1,581	1,501	182	220

(a)	The movement in the carrying value of our net goodwill balance is summarised as follows:

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

Carrying amount at beginning of year	2,104	2,018
Additional goodwill recognised (i) (ii)	328	209
Amortisation expense	(145)	(123)

Carrying amount at end of year	2,287	2,104

(i) During fiscal 2005, we acquired 100% of the issued share capital of the following entities:
•	KAZ Group Limited and its controlled entities, which resulted in additional goodwill of $205 million;
•	PSINet UK Limited and its controlled entities, which resulted in additional goodwill of $82 million;
•	ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd, and Damovo HK Limited (Damovo Group); which resulted in additional goodwill of $16 million; and
•	Universal Publishers Pty Ltd, which resulted in additional goodwill of $15 million.
Various other entities were also acquired during the current year, which resulted in the recognition of additional goodwill amounting to $10 million. Refer to note 23 for further details on our acquisitions.
(ii) During fiscal 2004, we acquired 100% of the issued share capital of the following entities:
•	Trading Post (Australia) Holdings Pty Ltd and its controlled entities, which resulted in additional goodwill of $179 million; and
•	Cable Telecom (GB) Limited, which resulted in additional goodwill of $23 million.
In fiscal 2004, we also acquired a 75% controlling interest in Invizage Pty Ltd, which resulted in additional goodwill of $7m.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

13. Intangible assets (continued)
(b) As at 30 June 2005, the net goodwill was attributable to investments made in the following controlled entities:

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

Telstra CSL Limited	1,586	1,685
KAZ Group Limited	195	—
Trading Post (Australia) Holdings Pty Ltd.	169	177
TelstraClear Limited	132	137
Telstra PSINet Limited (formerly PSINet UK Limited)	79	—
Sensis Pty Ltd.	33	36
Cable Telecom (GB) Limited	21	23
Telstra Enterprise Services Pty Ltd.	18	25
ESA Holding Pty Ltd.	16	—
Universal Publishers Pty Ltd.	15	—
Telstra eBusiness Services Pty Ltd.	9	10
Other	14	11

Net goodwill	2,287	2,104

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

14. Other assets

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Current
Net deferred mobile phone handset subsidies		241	205	241	205
Deferred expenditure		305	286	264	249
Prepayments		250	227	174	148
Converting note issued by PCCW (a)		—	85	—	85

		796	803	679	687

Non current
Deferred expenditure		298	350	294	345
Accumulated amortisation		(7)	(6)	(7)	(6)

		291	344	287	339

Software assets developed for internal use (b)		3,702	3,335	3,300	3,135
Accumulated amortisation		(1,699)	(1,412)	(1,569)	(1,373)

		2,003	1,923	1,731	1,762

Reach indefeasible right of use (c)		219	—	219	—
Accumulated amortisation		(3)	—	(3)	—

		216	—	216	—

Future income tax benefit	4	2	2	—	—
Net deferred mobile phone handset subsidies		98	59	98	59

		2,610	2,328	2,332	2,160

(a)	On 30 June 2005, we redeemed the converting note issued by PCCW Limited (PCCW) for cash consideration of $76 million. The note had a carrying value of $80 million, which resulted in us realising a loss on conversion of $4 million. This loss represented a 5% discount which was negotiated for the redemption of the note in cash. The converting note originally had a three year term with interest compounded at 5% per annum. The converting note expired and became payable on 30 June 2005.

(b)	In fiscal 2005, the Telstra Group had software assets under construction amounting to $362 million (2004: $337 million). In fiscal 2005, the Telstra Entity has software assets under construction amounting to $301 million (2004: $278 million). As these assets were not installed and ready for use, no amortisation being charged on the amounts.

(c)	On 16 April 2005, we entered into an arrangement with our joint venture entity, Reach Ltd (Reach), and our co-shareholder PCCW, whereby Reach’s international cable capacity was allocated between us and PCCW under an indefeasible right of use (IRU) agreement.
We paid Reach $205 million (US$157 million) for the IRU, which was made up of the discharge of Reach’s liabilities under the capacity prepayment agreement we held with Reach, the accrued interest thereon, and other accrued interest owed under the Reach loan facility. Refer to note 9 for further details.
The IRU is amortised over the contract periods for the capacity on the various international cable systems, which range from 5 to 22 years. Over the period of the IRU, we will pay Reach an outsourcing fee for managing our cable usage on a cost-plus mark up basis, which is recorded as an expense as incurred.
As part of the arrangement, we have committed to fund half of Reach’s committed capital expenditure for the period until 2022, up to a value of US$106 million. Any amounts we provide to Reach to fund this capital expenditure will be added to the value of the IRU and amortised over its remaining life. Refer to note 21 for further details. In the period since we acquired the IRU, Reach has drawn down $14 million under this commitment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

15. Payables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Current
Trade creditors (a)		649	624	480	493
Accrued expenses		1,057	1,050	816	824
Accrued capital expenditure		289	266	210	216
Accrued interest		227	179	227	179
Deferred cash settlement for acquisitions (b)		321	—	—	—
Other creditors (a)		266	219	219	174
Amounts owed to controlled entities (other than trade creditors)	27	—	—	5	5

		2,809	2,338	1,957	1,891

Non current
Deferred cash settlement for acquisitions (b)		107	—	—	—
Other creditors		15	49	13	46

		122	49	13	46

(a)	Trade creditors and other creditors are non interest bearing liabilities. We generally process trade creditor payments once they have reached 30 days from the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments.

(b)	Included in our deferred cash settlement for acquisitions are our remaining obligations for the purchase of the third generation radio access network assets from Hutchison 3G Australia Pty Ltd. The purchase price of these assets at transaction date amounted to $450 million, payable over two years. We recognised this payable at present value in our statement of financial position and are releasing the associated interest over the period of the payable. For fiscal 2005, this release of interest amounted to $13 million.
As at balance date we have $309 million included in our current deferred consideration and $107 million included in our non current deferred consideration relating to this transaction. Our liability will be settled by our final payment due on 1 July 2006. Refer to the notes accompanying our statement of cash flows for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

16. Interest-bearing liabilities

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Current
Short term debt
Bank overdraft (a)		14	—	—	—
Loan from joint venture entities and associated entities (b)	27	—	1	—	1
Bills of exchange and commercial paper (c)		449	869	449	869

		463	870	449	870

Long term debt — current portion
Loans from wholly owned controlled entities	27	—	—	2,400	2,282
Telstra bonds (d)		516	273	516	273
Other loans (e)		523	2,096	523	2,096
Finance leases	20	5	7	4	6
Cross currency swap hedge payable (e)		11	—	11	—

		1,055	2,376	3,454	4,657

		1,518	3,246	3,903	5,527

Non current
Long term debt
Telstra bonds (d)		2,608	2,136	2,608	2,136
Other loans (e)		8,297	6,458	8,297	6,458
Finance leases	20	47	10	13	10
Cross currency swap hedge payable (e)		864	410	864	410

		11,816	9,014	11,782	9,014

Total debt payable
Short term debt
Bank overdraft (a)		14	—	—	—
Loan from joint venture entities and associated entities (b)	27	—	1	—	1
Bills of exchange and commercial paper (c)		449	869	449	869

		463	870	449	870

Long term debt (including current portion)
Loans from wholly owned controlled entities	27	—	—	2,400	2,282
Telstra bonds (d)		3,124	2,409	3,124	2,409
Other loans (e)		8,820	8,554	8,820	8,554
Finance leases	20	52	17	17	16
Cross currency swap hedge payable	29	875	410	875	410

		12,871	11,390	15,236	13,671

		13,334	12,260	15,685	14,541

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)
Our long term debt (excluding cross currency swap hedge payable) is repayable over years ending 30 June as follows:

	Telstra Group
	2006	2007	2008	2009	2010	after 2010	Total
	$m	$m	$m	$m	$m	$m	$m

Telstra bonds (d)	517	500	—	500	—	1,649	3,166

Unamortised discount							(42)

							3,124

Other loans (e)	496	390	1,297	83	792	5,804	8,862

Unamortised discount							(42)

							8,820

Finance leases	12	10	10	8	5	54	99

Future finance charges							(47)

							52

Total long term debt payable (excluding cross currency swap hedge payable)	1,025	900	1,307	591	797	7,507	12,127

Unamortised discount							(131)

							11,996

Assets pledged as security
On 9 January 2004, our 50% owned pay television joint venture FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. The use of this facility is subject to certain conditions being met and full repayment is due on 30 September 2008.
As part of this arrangement, our controlled entity Telstra Media Pty Ltd as a FOXTEL partner, and FOXTEL itself, have pledged their respective assets as collateral in favour of the banks. The carrying value of the assets pledged in Telstra Media Pty Ltd as at 30 June 2005 was $nil. Refer to note 21, for details of an equity contribution deed entered as part of this agreement.
Our interest-bearing liabilities are unsecured, except for finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us.
(a) Bank overdraft
As at 30 June 2005, we had a bank overdraft of $14 million (2004: nil), which related to a controlled entity. This bank overdraft is unsecured, with interest being charged daily, net of the controlled entity’s offsetting position of cash in bank and any outstanding loans. The weighted average effective interest rate relating to this overdraft is 6.27% (2004: nil).
(b) Loan from joint venture entities and associated entities
As at 30 June 2005, we have no loans outstanding from joint venture entities or associated entities. As at 30 June 2004, we owed a joint venture entity $1 million for an amount deposited with the Telstra Entity. The amount was repayable on demand and had an interest rate of 4.70%. The amount was repaid during fiscal 2005.
(c) Bills of exchange and commercial paper
We have issued bills of exchange and commercial paper of $449 million (2004: $869 million) to financial institutions with an original maturity of less than 180 days. At 30 June 2005, all $449 million (2004: $651 million) of the commercial paper matures in less than three months.
The weighted average effective interest rate applicable to the commercial paper at 30 June 2005 was 5.24% (2004: 5.21%).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)
(d) Telstra bonds
Telstra bonds have been issued to both retail and wholesale investors. They have effective interest rates ranging from 6.48% to 12.67% (2004: 7.23% to 12.67%) and mature up until the year 2020 (2004: 2020). During fiscal 2005, $273 million (2004: $210 million) of Telstra bonds matured. Our Telstra bonds are repayable in the years ending 30 June as follows:

	Telstra Group
Due in the year ending 30 June	2006	2007	2008	2009	2010	after 2010	Total
	$m	$m	$m	$m	$m	$m	$m

Coupon interest rate
up to 6.0%	—	—	—	—	—	35	35
up to 8.0%	—	500	—	500	—	1,510	2,510
up to 10.0%	13	—	—	—	—	28	41
up to 12.0%	504	—	—	—	—	44	548
up to 16.0%	—	—	—	—	—	32	32

	517	500	—	500	—	1,649	3,166

Unamortised discount							(42)

							3,124

(e) Other loans
Details of our other loans including currency of borrowing, interest rates and maturity dates are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates
	As at 30 June		Year ended 30 June		As at 30 June
	2005	2004	2005	2004	2005	2004
	A$m	A$m	%	%

Australian dollar loans	250	250	5.93%	5.93%	November 2007	November 2007
			3.49% to	1.48% to	between Nov 2005	between Nov 2005
US dollar loans	1,309	1,453	6.50%	6.50%	and April 2012	and April 2012
			3.00% to	2.56% to	between June 2010	between June 2005
Euro eurobond loan	4,723	4,368	6.38%	6.38%	and July 2015	and June 2011
Deutschemark eurobond loan	808	894	5.13%	5.13%	April 2008	April 2008
French franc loan	362	400	6.00%	6.00%	December 2006	December 2006
Swiss franc eurobond loan	304	344	2.50%	3.38%	April 2013	June 2005
			0.31% to	0.30% to	between July 2007	between July 2007
Japanese yen loans	333	241	1.89%	1.65%	and Nov 2014	and Sept 2010
Singapore dollar loans	78	85	3.80%	3.80%	March 2008	March 2008
			6.99% to		between Nov 2011
New Zealand dollar loans	183	—	7.15%	—	and Nov 2014	—
British pound sterling loans	470	519	6.13%	6.13%	August 2014	August 2014

Total other loans including current portion	8,820	8,554

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)
(e) Other loans (continued)
To appropriately assess our foreign currency borrowings included in other loans, the hedge receivables and hedge payables arising from our cross currency swaps entered to hedge this position should also be considered. The following table shows our other loan position, net of our outstanding cross currency swap contracts:

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

Other loans	8,820	8,554
— less hedge receivable — current	(4)	(169)
— less hedge receivable — non current	—	(237)
— add hedge payable — current	11	—
— add hedge payable — non current	864	410

Other loans net of cross currency swaps	9,691	8,558

(f) Financing arrangements

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Our financing arrangements
We have access to the following lines of credit:

Credit standby arrangements
Unsecured committed cash standby facilities which are subject to annual review	892	849	887	815
Amount of credit unused	891	820	887	815
We have commercial paper facilities in place with financial institutions under which we may issue up to $13,842 million (2004: $15,000 million). As at 30 June 2005, we had drawn down $449 million (2004: $869 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.
Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

17. Provisions

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Current
Employee benefits (a)	336	312	288	288
Workers’ compensation (b) (c)	32	32	31	31
Other provisions (b) (c)	21	14	5	12

	389	358	324	331

Non current
Employee benefits (a)	610	559	588	549
Workers’ compensation (b) (c)	182	184	175	176
Other provisions (b) (c)	44	35	16	15

	836	778	779	740

(a) Aggregate employee benefits and related on-costs liability
Current provision for employee benefits	336	312	288	288
Non current provision for employee benefits	610	559	588	549
Accrued labour and on-costs (i)	237	179	225	175

	1,183	1,050	1,101	1,012

(i)	Accrued labour and related on-costs are included within our current payables (refer to note 15).

Provision for employee benefits consist of amounts for annual leave, long service leave accrued by employees and provision for redundancy payments.

Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring this amount:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004

Weighted average projected increase in salaries, wages and associated on-costs	4.0%	4.0%	4.0%	4.0%
Weighted average discount rates	5.4%	5.7%	5.4%	5.7%
Leave taking rates	13.3%	13.2%	13.3%	13.3%
(b) Information about our provisions, other than employee benefits
Workers’ compensation
We self insure for our workers’ compensation liabilities. We provide for our obligations through an assessment of accidents and estimated claims incurred. The provision is based on a semi-annual actuarial review of our workers’ compensation liability.
Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. Actual compensation paid may vary where accidents and claims incurred vary from those estimated.
Our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

17. Provisions (continued)
(b) Information about our provisions, other than employee benefits (continued)
Other
Other provisions include provision for restructuring, provision for warranties, provision for restoration costs and other general provisions. The provision for restructuring relates to restructuring costs expected on acquisition of controlled entities and our internal restructures. The provision for warranties relates to our best estimate of warranty costs expected to meet our products’ future repairs and replacement based on current sales levels and past historical information. Provision for restoration costs relates to our future expected restoration obligations in relation to the fitout of our general purpose leased buildings. Other general provisions are to cover future costs that we are obligated to meet as a result of past transactions entered into. Actual costs incurred may vary from those provided for when there is variation from our original estimates.
(c) Movement in provisions, other than employee benefits

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Workers’ compensation

Opening balance	216	236	207	220
- additional provisions	—	4	—	3
- amount used	—	(1)	—	—
- reductions due to remeasurements	(5)	(21)	(4)	(18)
- other	3	(2)	3	2

Closing balance	214	216	206	207

Other

Opening balance	49	80	27	35
- additional provisions	35	7	3	6
- amount used	(10)	(30)	(3)	(18)
- reductions due to remeasurements	(13)	(11)	(6)	(2)
- other	4	3	—	6

Closing balance	65	49	21	27

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

18. Contributed equity

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Fully paid ordinary shares (a) (b)	5,793	6,073	5,793	6,073

(a) Each of our fully paid ordinary shares carries the right to one vote at a meeting of the Company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the Company winding up. In fiscal 2005 and fiscal 2004 we had no outstanding equity that could have been called up in the event of the Company winding up.
(b) On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.47% of our total issued ordinary shares, or 2.87% of our non Commonwealth owned ordinary shares, were bought back.
The movement in the number of issued, fully paid ordinary shares is as follows:

Number of
shares

Balance at 30 June 2004	12,628,359,026
Shares bought back	(185,284,669)

Balance at 30 June 2005	12,443,074,357

The cost of the share buy-back comprised a purchase consideration of $750 million and associated transaction costs of $6 million.
In accordance with the substance of the buy-back, shareholders’ equity decreased as follows:

Year ended
30 June
2005
$m

Contributed equity	280
Retained profits	476

756

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans
The Company has a number of employee share plans that are available for directors, senior executives and employees, these include:
•	the Telstra Employee Share Ownership Plans (TESOP99 and TESOP97); and

•	those conducted through the Telstra Growthshare Trust.
The nature of each plan, details of plan holdings and movements in holdings, and other relevant information is disclosed in the following:
(a)	TESOP99 and TESOP97

(i)	Nature of TESOP99 and TESOP97
As part of the Commonwealth’s sale of its shareholding in fiscal 2000 and fiscal 1998 we offered our eligible employees as defined by the employee share plans the opportunity to buy Telstra shares. The shares were ordinary shares of the Telstra Entity at the time of the offer.
These share plans were:
•	the Telstra Employee Share Ownership Plan II (TESOP99); and

•	the Telstra Employee Share Ownership Plan (TESOP97).
All eligible employees of the Telstra Entity and of companies that Telstra owned greater than 50% equity were able to participate in the plans. Certain employees who were part time, casual, fixed term, on leave without pay or living outside Australia and contractors were not eligible to participate.
Generally, employees were offered interest free loans by the Telstra Entity to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by Telstra.
While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan. The loan may, however, be repaid in full at any time by the employee using his or her own funds.
The loan shares, extra shares and in the case of TESOP99, the loyalty shares, were subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceases. This restriction period has now been fulfilled under each plan.
Given conclusion of the restriction period, the employee can now sell the shares provided the loan is repaid in full for the loan shares and TESOP97 extra shares. Participating employees are entitled to receive dividends and voting rights in the shares. Approximately 70% of the dividends on the loan shares and TESOP97 extra shares held for the employees under the plans are used to repay their loans.
If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, to acquire the relevant shares the employee must repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee’s death or disablement (in this case the loan must be repaid within 12 months).
If the employee does not repay the loan when required, the trustee can sell the shares if the sale proceeds cover the amount outstanding on the loan plus relevant costs. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity’s recourse under the loan is limited to the amount recoverable through the sale of the employee’s shares.
For TESOP99, the Government guaranteed an allocation of up to 5,000 shares for employees using their own funds to purchase shares in the public offer. These shares are directly held by the employees.
Further details on each of the plans are highlighted in the table following in section (a) (ii).
Telstra incurs expenses in relation to the administration of the trusts for TESOP99 and TESOP97. These are recognised in the statement of financial performance of Telstra as incurred. The allocation of shares under these plans did not give rise to any other expense to be recognised by us in the current or prior period.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(a)	TESOP99 and TESOP97 (continued)

(ii)	TESOP99 and TESOP97 — Share plan information
The table below provides information about our TESOP99 and TESOP97 share plans:

	TESOP99	TESOP97

Date used to determine number of eligible employees	27 August 1999	20 September 1997
Date the plan started	16 October 1999	15 November 1997
Number of employees eligible to participate	53,900	64,309

Price paid by employee — first instalment	(16 October 1999) $4.50	(15 November 1997) $1.95
Price paid by employee — second instalment	(2 November 2000) $2.90	(17 November 1998) $1.35

Total price paid by employee and market price on date of issue	$7.40	$3.30

Number of shares each eligible employee was able to
buy with interest free loan (loan shares)	400	2,000
	one extra share for every four	one extra share for every four
Number of extra shares received by each eligible employee	guaranteed allocation shares	loan shares or non-loan shares
	purchased up to a limit of 200	purchased up to a limit of 500

The date participating employees have full ownership of the loan shares and extra shares (a)	16 October 2002	15 November 2000
Number of employees who purchased loan shares	42,439	55,748
Total number of loan shares initially purchased	16,939,000	109,979,100
Total number of extra shares initially acquired relating to loan shares	(b)	27,494,775

Number of employees who used their own funds to buy shares in the TESOP’s and received extra shares	21,424	2,282
Number of shares initially purchased under the TESOP’s with own funds	(c)	3,776,732
Number of extra shares initially acquired by employees from using their own funds	(b) 3,903,314	944,183

Total market value of shares at issue date	$93,790,413 (first instalment)	$277,279,841 (first instalment)
(including extra shares)	$58,832,889 (second instalment)	$181,936,265 (second instalment)

	$76,225,500 (first instalment)	$221,823,872 (first instalment)
Total initial loan made to employees	$48,556,440 (second instalment)	$144,401,940 (second instalment)

Loan discount paid on behalf of employees ($1 per loan)	$42,439	$55,748

Number of Commonwealth loyalty shares available to
each eligible employee at no additional cost (shares need to be held for 12 months to qualify)	one for every 10 shares	one for every 10 non loan shares purchased in the public offer up to a limit of 200
	purchased up to a limit of 80
Number of employees who received Commonwealth loyalty shares	(d) 17,138	21,761
Number of loyalty shares issued	(d) 1,243,305	3,162,222
Market value of Commonwealth loyalty shares issued	(d) $7,696,058 ($6.19 per share)	$20,363,290 ($6.46 per share)

(a) In the case of all loan shares, and extra shares acquired under TESOP97, the loan must be repaid in full before shares may be transferred to the employee.
(b) For TESOP99, the extra shares were acquired under the Commonwealth component as a result of employees acquiring guaranteed allocation shares in the public offer using their own funds.
(c) Guaranteed allocation shares not included as these were acquired by employees from the Commonwealth under the Commonwealth component.
(d) TESOP99 loyalty shares were issued to eligible employees still holding their Commonwealth component shares on 2 November 2000 and did not prepay the final instalment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(a)	TESOP99 and TESOP97 (continued)

(ii)	TESOP99 and TESOP97 — Share plan information (continued)
The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans:

	Employee share plans
	As at 30 June
	2005	2004

Market price of Telstra shares	$5.06 per share	$5.03 per share
Employee share loan balance (total including current and non current, excluding Growthshare option loans — note 9)	$155 million	$174 million

TESOP99

Remaining employees with loan shares (a)	36,412	36,628
Remaining number of loan shares	14,535,900	14,622,000

TESOP97

Remaining employees with loan shares	18,524	19,525
Remaining number of loan shares	36,674,100	38,661,600
Remaining number of extra shares	9,168,525	9,665,400

(a) The number of employees with loan shares includes 14,050 (2004: 13,238) employees that have ceased employment and elected not to repay their loan. The Telstra ESOP Trustee continues to hold the shares relating to those loans until the share price is sufficient to recover the loan amount and associated costs. The Trustee will then sell the shares. As at 30 June 2005, there were 5,603,100 shares held for this purpose (2004: 5,295,200).
(iii) TESOP99 and TESOP97 — other information
Shares held by the TESOP99 and TESOP97 trusts for the purposes of facilitating the operations of the relevant share plans amount to 60,378,525 shares (2004: 62,949,000 shares). The fair value of these shares as at 30 June 2005 based on the market value of Telstra shares at balance date amounts to $306 million (2004: $317 million). As the final restriction period for these shares was completed on 16 October 2002, they are now considered fully transferable to the employees once the loan has been repaid in full.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust
The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates a number of different short and long term incentive equity plans whereby the following equity based instruments may be allocated:
•	incentive shares;

•	performance rights;

•	deferred shares;

•	restricted shares; and

•	options.
In addition, the following share plans are operated for our non executive directors and certain eligible employees:
•	directshares; and

•	ownshares.
The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by Telstra.
Short term incentive equity plan
Incentive shares
In fiscal 2005, the Board revised the chief executive officer’s and senior executives’ remuneration structure to provide half of their short term incentive payments in rights to acquire Telstra shares. Previously the full amount was provided in cash. Known as ‘incentive shares’, these new rights will vest equally over a period of three years on the anniversary of their allocation date, subject to the executive’s continued employment with any entity that forms part of the Telstra Group.
Incentive shares will become vested incentive shares after the executive has satisfied the relevant continued period of employment (1, 2 or 3 years). At this time, the executive will be invited to exercise their vested incentive shares at a cost of $1 in total for all of the incentive shares exercised on a particular day. Vested incentive shares must be exercised before their expiry date, otherwise they will lapse.
Once the vested incentive shares are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the incentive shares (or vested incentive shares) to vote or receive dividends. Any dividends paid by the Company prior to exercise will increase the number of Telstra shares allocated to the executive when the vested incentive shares are exercised. The allocation of incentive shares is determined by the Board in August each year. There has not yet been any allocation as at 30 June 2005 hence there are no amounts recognised for incentive shares in any of the tables that follow.
The issue of incentive shares is recorded as an expense when we provide funding to the trust to purchase Telstra shares on market to underpin the incentive shares. As no allocation has occurred during fiscal 2005, we have not recognised any expense for these instruments.
Long term incentive equity plans
(i) Nature of the share plans
The purpose of the performance rights, deferred shares, restricted shares and option plans is to align key executives’ rewards with shareholders’ interests, and reward performance improvement supporting business plans and corporate strategies. These plans are administered through the Telstra Growthshare Trust. The Board determines who is invited to participate in the share plans.
Allocations have been made over a number of years in the form of performance rights, restricted shares and options under our long term incentive plan, and deferred shares under our deferred remuneration plan. Instruments issued represent a right to acquire a share in Telstra. Generally, the performance rights, restricted shares and options may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive. Deferred shares may only be exercised when a prescribed period of service has been completed.
Performance rights
We have two types of performance rights on issue. These are the total shareholder return (TSR) performance rights and the earnings per share (EPS) performance rights. The major difference between these two types of instruments is in the performance hurdle to be achieved to enable vesting. Details of the performance hurdles required for performance rights are detailed below.
For both types of performance rights, an executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare become vested performance rights and are therefore exercisable. If the performance hurdle is satisfied during the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(i)	Nature of the share plans (continued)
Performance rights (continued)
Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for all of the performance rights exercised on a particular day. The issue of performance rights is recorded as an expense when we provide funding to the trust to purchase Telstra shares on market to underpin the performance rights. In fiscal 2005, we recorded an expense of $16.6 million for total performance rights (2004: $8.6 million).
Deferred shares
The chief executive officer and senior executives were previously provided part of their annual fixed remuneration in the form of rights to Telstra shares that vest upon completing certain employment requirements. These deferred shares were considered to be a method of deferring a component of the executives remuneration. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share.
Vested deferred shares must be exercised before the expiry date, otherwise they will lapse. Once exercised, Telstra shares will be transferred to the executive. Until this time, the executive can not use the deferred shares or vested deferred shares to vote or receive dividends. The executive may exercise the deferred shares at a cost of $1 in total for all of the deferred shares exercised on a particular day.
The issue of deferred shares is recorded as an expense when we provide funding to the trust to purchase Telstra shares on market to underpin the deferred shares. In fiscal 2005, there were no deferred shares allocated and therefore no expense (2004: $10.7 million).
Restricted shares
The executive is not entitled to Telstra shares before the restricted shares allocated under the trust are exercised. If the performance hurdle is satisfied in the performance period, the restricted shares will vest and may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.
Restricted trust shares are held by the Trustee until the earlier of:
•	the period determined in accordance with the trust deed;

•	the executive finishes employment with Telstra; or

•	a date nominated by the Board.
The executive may exercise restricted shares at a cost of $1 in total for all of the restricted shares exercised on a particular day. These shares were recorded as an expense to us when we provided funding to the trust to purchase them on market. In fiscal 2005 and fiscal 2004, there were no restricted shares allocated and therefore no associated expense.
Options
An executive is not entitled to Telstra shares before the options allocated under Telstra Growthshare initially vest, and then are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date otherwise they will lapse. Details of the performance hurdle for options is detailed below.
Once the options are exercised and the option price paid, Telstra shares will be transferred to the executive.
We provide loans to the trustee to enable it to purchase Telstra shares on market to underpin the options. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. We receive interest on the loans to the trust. On the basis that the executives must pay the exercise price of the options, which repays the loans made by Telstra, there is no cash expense incurred by us and included in our statement of financial performance. We have not issued options during fiscal 2005 or fiscal 2004. Previously issued options remain outstanding and valid until they lapse.
Performance hurdle for TSR performance rights, restricted shares and options
The exercise of TSR performance rights, restricted shares and options are subject to certain performance hurdles. For allocations of TSR performance rights made after 30 June 2001 and options issued during fiscal 2002, the applicable performance hurdle is based on comparing Telstra’s total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.
The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(i)	Nature of the share plans (continued)
Performance hurdle for TSR performance rights, restricted shares and options (continued)
The number of TSR performance rights and options exercisable is dependant on whether, during the performance period, the Telstra 30 day average TSR achieves or exceeds the 50th percentile ranking when compared with the 30 day average TSR of the peer group, and the timing of when or if this occurs.
Both the number of TSR performance rights and the number of options potentially exercisable are based on the following:
If in the first quarter of the performance period, Telstra’s percentile ranking is the 50th percentile or above then:
(i) the number of TSR performance rights and options that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and
(ii) in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of performance rights or options that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional performance rights and options to become exercisable.
If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:
(i) half of the allocation will lapse; and
(ii) in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all TSR performance rights and options will lapse.
For all allocations prior to 30 June 2001, which include restricted shares and options, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average S&P/ ASX 200 (Industrial) Index (replacing the superseded All Industrials Accumulation Index) for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (i.e. they do not become exercisable on a proportionate basis).
Performance hurdle for EPS performance rights
The vesting of EPS performance rights is dependent on the growth of earnings per share in the year of allocation and two subsequent years. The percentage growth or reduction in EPS is added together in each of the three years to determine the total growth. The number of EPS performance rights that become vested EPS performance rights, and therefore become exercisable, is based on the following:
(i) if the cumulative growth in EPS is equal to 15.7% then 50% of the allocation becomes exercisable;
(ii) if the cumulative growth in EPS is greater than 15.7% and less than 33.1% then the number of exercisable performance rights is scaled proportionately between 50% becoming exercisable and 100% becoming exercisable;
(iii) if the cumulative growth in EPS exceeds 33.1% then 100% of the EPS performance rights will become exercisable; or
(iv) if Telstra does not achieve cumulative growth in EPS of 15.7%, all EPS performance rights will lapse.
Telstra Growthshare amounts expensed for USGAAP purposes
For the purposes of the United States generally accepted accounting principles (USGAAP) disclosures, the estimated fair value of the performance rights, deferred shares, restricted shares and options is made at the date of grant. We have used an option pricing model that takes into account various factors, including the exercise price and expected life of the instrument, the current price of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument, and the expected volatility of Telstra’s peer group companies. This approach has also been used for the purposes of determining a valuation for Australian reporting purposes. In fiscal 2005, an adjustment to reduce compensation expense by $2 million (2004: $nil) was recognised for USGAAP. Refer to note 30 for additional information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Instruments outstanding at the beginning of fiscal 2005
The following performance rights, deferred shares, restricted shares and options had been granted at the start of fiscal 2005, but were yet to vest with executives.

	Number of					Exercise date
	instruments	Commencement	Performance		Exercise	(onceperformance
	outstanding	date	hurdle period		price	hurdle met)

			from	to		anytime before:

Growthshare 2000 - Sept 1999 allocation

Options	1,395,000	13 Sept 1999	13 Sept 2002	13 Sept 2004	$8.02	13 Sept 2009
Restricted shares	236,500	13 Sept 1999	13 Sept 2002	13 Sept 2004	$1 per parcel exercised	13 Sept 2004

Growthshare 2001 - Sept 2000 allocation

Options	2,833,347	8 Sept 2000	8 Sept 2003	8 Sept 2005	$6.28	8 Sept 2010
Restricted shares	587,208	8 Sept 2000	8 Sept 2003	8 Sept 2005	$1 per parcel exercised	8 Sept 2005

Growthshare 2001 - March 2001 allocation

Options	150,000	16 March 2001	16 March 2004	16 March 2006	$6.55	16 March 2011
Restricted shares	40,000	16 March 2001	16 March 2004	16 March 2006	$1 per parcel exercised	16 March 2006

Growthshare 2002 - Sept 2001 allocation

Options	31,803,277	6 Sept 2001	6 Sept 2004	6 Sept 2006	$4.90	6 Sept 2011
TSR Performance rights	3,039,610	6 Sept 2001	6 Sept 2004	6 Sept 2006	$1 per parcel exercised	8 Dec 2006

Growthshare 2002 - March 2002 allocation

Options	1,682,000	14 March 2002	14 March 2005	14 March 2007	$5.63	14 March 2012
TSR Performance rights	142,800	14 March 2002	14 March 2005	14 March 2007	$1 per parcel exercised	14 June 2007

Growthshare 2003 - Sept 2002 allocation

Deferred shares	1,929,713	5 Sept 2002	None (a)		$1 per parcel exercised	5 Sept 2007
TSR Performance rights	3,910,320	5 Sept 2002	5 Sept 2005	5 Sept 2007	$1 per parcel exercised	5 Dec 2007

Growthshare 2003 - March 2003 allocation

Deferred shares	22,100	7 March 2003	None (a)		$1 per parcel exercised	7 March 2008
TSR Performance rights	44,200	7 March 2003	7 March 2006	7 March 2008	$1 per parcel exercised	7 June 2008

Growthshare 2004 - Sept 2003 allocation

Deferred shares	2,169,089	5 Sept 2003	None (a)		$1 per parcel exercised	5 Sept 2008
TSR Performance rights	4,344,194	5 Sept 2003	5 Sept 2006	5 Sept 2008	$1 per parcel exercised	5 Dec 2008

Growthshare 2004 - February 2004 allocation

Deferred shares	18,350	20 Feb 2004	None (a)		$1 per parcel exercised	20 Feb 2009
TSR Performance rights	36,700	20 Feb 2004	20 Feb 2007	20 Feb 2009	$1 per parcel exercised	20 May 2009

(a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will become vested deferred shares after a specified service period.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments granted during the financial year
The following instruments were granted in fiscal 2005:

	August	August
	allocation of TSR	allocation of EPS
	performance rights	performance rights

Number of executives who were allocated performance rights	178	178
Effective commencement date of instruments	20 August 2004	20 August 2004

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	20 August 2007 to 20 August 2009	1 July 2004 to 30 June 2007

Number of performance rights issued	2,473,000	2,473,000

Exercise price (once the instruments become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised

Market price of Telstra shares on commencement date	$4.89 per share	$4.89 per share
Exercise date (once the instruments become exercisable)	anytime before 20 November 2009	anytime before 20 November 2009

The following instruments were granted in fiscal 2004:

	February	February		September	September
	allocation of TSR	allocation of		allocation of TSR	allocation of
	performance rights	deferred shares		performance rights	deferred shares

Number of executives who were allocated performance rights and deferred shares	3	3		176	176
Effective commencement date of performance rights and deferred shares	20 February 2004	20 February 2004		5 September 2003	5 September 2003

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	20 Feb 2007 to 20 Feb 2009	(a	)	5 Sept 2006 to 5 Sept 2008	(a	)

Number of performance rights and deferred shares issued	36,700	18,350		4,412,800	2,206,400

Exercise price (once the instruments become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised		$1 per parcel of instruments exercised	$1 per parcel of instruments exercised

Market price of Telstra shares on commencement date	$4.71 per share	$4.71 per share		$5.06 per share	$5.06 per share
Exercise date (once the instruments become exercisable)	any time before 20 May 2009	any time before 20 February 2009		any time before 5 December 2008	any time before 5 September 2008

(a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will vest if the participating executive continues to be employed by an entity that forms part of the Telstra Group for three years after the effective commencement date.
No consideration is required to be provided by the participating executives on the granting of these performance rights and deferred shares.
(iv) Instruments exercised during the financial year
During fiscal 2005 and fiscal 2004, there were no performance rights, restricted shares or options exercised and no fully paid shares distributed relating to these plans as a result.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments exercised during the financial year (continued)
In fiscal 2005, there were 49,834 deferred shares (2004: 32,586) that were exercised from the September 2002 allocation and 27,486 deferred shares (2004: 3,008) that were exercised from the September 2003 allocation at the exercise price of $1. These instruments were exercised at various dates throughout the year. The total proceeds received on exercise of the deferred shares was $8 (2004: $6). The fair value at the date of the transfers of Telstra shares relating to the exercise of these instruments was $376,912 (2004: $170,199), based on the closing market price on those dates. The date these instruments were exercised was different from the expiry date. For details on the date these instruments expire refer to the ‘instruments outstanding at the beginning of fiscal 2005’.
(v) Instruments which have lapsed during the financial year
The following instruments issued to participating employees have lapsed during the financial year due to cessation of employment or the relevant performance hurdle not being met:

	Instruments lapsed
	during year ended 30 June
Allocation	2005	2004

Options
September 1999	1,395,000	138,722
September 2000	419,447	537,313
September 2001	18,478,124	613,668
March 2002	80,000	172,000

Restricted shares
September 1999	236,500	23,778
September 2000	86,608	110,752

Deferred shares
September 2002	105,856	60,199
March 2003	3,500	—
September 2003	116,595	34,303

TSR Performance rights
September 2001	1,765,828	58,545
March 2002	6,800	6,200
September 2002	223,096	123,906
March 2003	7,000	—
September 2003	244,648	68,606
August 2004	48,286	—

EPS Performance rights
August 2004	48,286	—
(vi) Instruments outstanding at the end of fiscal 2005
After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2005:

No. outstanding

Growthshare 2000 - Sept 1999 allocations

Options	—
Restricted shares	—

Growthshare 2001 - Sept 2000 allocation

Options	2,413,900
Restricted shares	500,600

Growthshare 2001 - March 2001 allocation

Options	150,000
Restricted shares	40,000

Growthshare 2002 - Sept 2001 allocation

Options	13,325,153
TSR Performance rights	1,273,782

Growthshare 2002 - March 2002 allocation

Options	1,602,000
TSR Performance rights	136,000

Growthshare 2003 - Sept 2002 allocation

Deferred shares	1,774,023
TSR Performance rights	3,687,224

Growthshare 2003 - March 2003 allocation

Deferred shares	18,600
TSR Performance rights	37,200

Growthshare 2004 - Sept 2003 allocation

Deferred shares	2,025,008
TSR Performance rights	4,099,546

Growthshare 2004 - February 2004 allocation

Deferred shares	18,350
TSR Performance rights	36,700

Growthshare 2005 - August 2004 allocation

TSR Performance Rights	2,424,714
EPS Performance Rights	2,424,714
None of the above instruments have become vested instruments at balance date, with the exception of the September 2001 allocation of options and TSR performance rights. These instruments have become vested but are yet to be exercised. The grant dates, performance hurdles, exercise prices and other terms relating to the above instruments have not changed from initial allocation date or from those terms disclosed at the beginning of fiscal 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
  (vii) Summary of movements

		Number of	Number of	Number of TSR	Number of EPS
	Number of	restricted	deferred	performance	performance
	options	shares	shares	rights	rights

Equity instruments outstanding as at 30 June 2002	44,884,913	1,221,388	—	3,653,441	—
Granted	—	—	2,145,100	4,290,200	—
Lapsed	(5,559,586)	(223,150)	(91,577)	(618,060)	—
Exercised	—	—	(8,925)	—	—

Equity instruments outstanding as at 30 June 2003	39,325,327	998,238	2,044,598	7,325,581	—
Granted	—	—	2,224,750	4,449,500	—
Lapsed	(1,461,703)	(134,530)	(94,502)	(257,257)	—
Exercised	—	—	(35,594)	—	—

Equity instruments outstanding as at 30 June 2004	37,863,624	863,708	4,139,252	11,517,824	—
Granted	—	—	—	2,473,000	2,473,000
Lapsed	(20,372,571)	(323,108)	(225,951)	(2,295,658)	(48,286)
Exercised	—	—	(77,320)	—	—

Equity instruments outstanding as at 30 June 2005	17,491,053	540,600	3,835,981	11,695,166	2,424,714

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(viii) Other information relevant to our employee share plans
Performance rights, restricted shares and options are subject to a performance hurdle. Deferred shares require a prescribed period of service to be completed. Generally, if these requirements are not achieved the instruments will have a nil value and will lapse. Under Australian Accounting Standards and USGAAP, the required methodology for valuing equity instruments differs in regard to incorporation of adjustments for the effect of non-retention of participants and the non-transferability of the instruments. Under both we have used an option pricing model that takes into account various factors, including the exercise price and expected life of the instrument, the current price of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument, and the expected average volatility of Telstra’s peer group companies.
The value of the allocations per security as used in our USGAAP disclosures is as follows:

					TSR		EPS
					Perfor-		Perfor-
			Restricted		mance		mance		Deferred
Offers	Options		shares		rights		rights		shares

Sept 1999	$1.38		$5.64		(a	)	(a	)	(a	)
Sept 2000	$0.89		$2.05		(a	)	(a	)	(a	)
March 2001	$0.80		$2.15		(a	)	(a	)	(a	)
Sept 2001	$0.90		(a	)	$2.33		(a	)	(a	)
March 2002	$0.97		(a	)	$2.51		(a	)	(a	)
Sept 2002	(a	)	(a	)	$2.54		(a	)	$3.77
March 2003	(a	)	(a	)	$2.15		(a	)	$3.08
Sept 2003	(a	)	(a	)	$1.78		(a	)	$2.49
Feb 2004	(a	)	(a	)	$1.62		(a	)	$2.39
Aug 2004	(a	)	(a	)	$1.57		$2.49		(a	)

(a)	There were no allocations of performance rights, restricted shares, deferred shares or options in the relevant offer periods.
For purposes of our Australian reporting requirements, we have used the following valuations, which are based on the same methodologies as those used in the USGAAP disclosures, but in all cases, exclude adjustments for the effect of non-retention of participants and non-transferability of the instruments.

					TSR		EPS
					Perfor-		Perfor-
			Restricted		mance		mance		Deferred
Offers	Options		shares		rights		rights		shares

Sept 1999	$1.38		$5.64		(a	)	(a	)	(a	)
Sept 2000	$1.59		$3.62		(a	)	(a	)	(a	)
March 2001	$1.53		$3.77		(a	)	(a	)	(a	)
Sept 2001	$1.13		(a	)	$2.86		(a	)	(a	)
March 2002	$1.19		(a	)	$3.08		(a	)	(a	)
Sept 2002	(a	)	(a	)	$2.99		(a	)	$4.41
March 2003	(a	)	(a	)	$2.60		(a	)	$3.60
Sept 2003	(a	)	(a	)	$3.07		(a	)	$4.29
Feb 2004	(a	)	(a	)	$2.73		(a	)	$4.02
Aug 2004	(a	)	(a	)	$2.63		$4.18		(a	)

(a)	There were no allocations of performance rights, restricted shares, deferred shares or options in the relevant offer periods.
Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of our share plans involving performance rights, deferred shares, restricted shares and options amount to 20,216,091 shares (2004: 20,956,641 shares). The fair value of these shares as at 30 June 2005, based on the market value of Telstra shares at balance date, amounts to $102 million (2004: $105 million).
The following weighted average assumptions were used in determining the above current year valuations:

Growthshare
TSR and EPS
performance rights
Aug 2004

Risk free rate	5.39%
Dividend yield	5.5%
Expected stock volatility	13.1%
Expected life — performance rights	5.25 years
Discount for non-transferability	30%
Average forfeiture rate per annum for TSR performance rights	10%
Average forfeiture rate per annum for EPS performance rights	15%
Expected rate of achievement of TSR performance hurdles	62%

As EPS performance rights are not based on market conditions, no adjustment for the expected achievement of the performance hurdles are made in the valuation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Telstra directshare and ownshare
(i) Nature of Telstra directshare and ownshare
Telstra directshare
Non-executive directors are required to sacrifice a minimum of 20% of their fees toward the acquisition of restricted Telstra shares, known as directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee at its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for five years from the date of allocation of the shares;

•	until the participating director is no longer a director of, or is no longer employed by, a company in the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
As a result, these instruments will not lapse.
At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for directors’ remuneration.
Telstra ownshare
Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for three years or five years depending on the elections available to the participant at the time of allocation;

•	until the participant ceases employment with the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
As a result, these instruments will not lapse.
At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for employees remuneration.
(ii) Instruments outstanding at the beginning of fiscal 2005
The following directshares and ownshares had been issued at the start of fiscal 2005 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period.

Number of
instruments
Directshares	outstanding

15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	13,854
5 September 2002 allocation	14,785
7 March 2003 allocation	33,572
5 September 2003 allocation	26,096
20 February 2004 allocation	29,554

Ownshares

15 September 2000 allocation	59,247
14 September 2001 allocation	250,775
2 November 2001 allocation	79,691
5 September 2002 allocation	514,487
28 October 2002 allocation	146,945
5 September 2003 allocation	374,974
31 October 2003 allocation	213,671

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments granted during the financial year
The following directshares were granted in August and February of fiscal 2005 and September and February of fiscal 2004:

	Directshare Equity Plan
	Aug 2004	Feb 2005	Sept 2003	Feb 2004

Number of eligible non-executive directors	8	8	11	11
Number of participants in the plan	8	8	10	10
Allocation date of shares	20 August 2004	19 February 2005	5 September 2003	20 February 2004

Number of shares allocated	7,567	26,013	31,630	35,499
Fair value of shares allocated	$4.89 per share	$5.29 per share	$5.06 per share	$4.71 per share
Total fair value of shares allocated	$37,003	$137,609	$160,048	$167,200

The following ownshares were granted in August and October of fiscal 2005 and September and October of fiscal 2004:

		Ownshare Equity Plan
	Aug 2004	Oct 2004	Sept 2003	Oct 2003

Number of eligible participants	8,975	16,062	9,868	14,151
Number of participants in the plan	311	173	369	180
Allocation date of shares	20 August 2004	29 October 2004	5 September 2003	31 October 2003

Number of shares allocated	348,240	250,386	397,076	222,095
Fair value of shares allocated	$4.89 per share	$4.67 per share	$5.06 per share	$4.75 per share
Total fair value of shares allocated	$1,702,894	$1,169,303	$2,009,205	$1,054,951

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. Participants may be provided a portion of their remuneration in the form of directshares or ownshares as applicable. The August allocation of ownshares relates to executive’s short term incentive payments and the October allocation relates to shares acquired through salary sacrifice by executives.
The fair value of the instruments issued is determined by the remuneration foregone by the participant. The number of directshares or ownshares allocated is based on the weighted average price of a Telstra share in the week ending on the day before allocation date, in conjunction with the remuneration foregone.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments exercised during the financial year
Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.
The following fully paid shares have been distributed from the Telstra Growthshare Trust at various dates throughout fiscal 2005 to directors and executives under the directshare and ownshare plans respectively:

	No. of shares
	distributed	Fair value

Directshares	13,644	$68,629
Ownshares	425,950	$2,033,620

In fiscal 2004, William Owens resigned as a Director and his directshares then became transferrable. These directshares were transferred during fiscal 2005.
The following fully paid shares relating to the same plans were distributed during fiscal 2004:

	No. of shares
	distributed	Fair value

Directshares	39,683	$184,526
Ownshares	357,453	$1,711,160

The fair value of directshares and ownshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.
(v) Instruments outstanding at the end of fiscal 2005

No. of instruments
outstanding as at
Directshares	30 June 2005

15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	11,857
5 September 2002 allocation	12,937
7 March 2003 allocation	29,922
5 September 2003 allocation	23,132
20 February 2004 allocation	26,369
20 August 2005 allocation	7,567
19 February 2005 allocation	26,013

No. of instruments
outstanding as at
Ownshares	30 June 2005

15 September 2000 allocation	49,928
14 September 2001 allocation	47,202
2 November 2001 allocation	—
5 September 2002 allocation	471,135
28 October 2002 allocation	138,232
5 September 2003 allocation	333,587
31 October 2003 allocation	207,140
20 August 2004 allocation	318,074
29 October 2004 allocation	247,168
The grant dates, restriction period and other terms relating to the above instruments have not changed from initial allocation.
(vi) Other information relevant to our employee share plans
Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of directshare and ownshare plans amount to 1,971,529 shares (2004: 1,778,917 shares). The fair value of these shares as at 30 June 2005 based on the market value of Telstra shares at balance date amounts to $10 million (2004: $9 million).
Holdings by individual directors and specified executives
Our directors and executives hold the following instruments for each share plan:

Holding at the
beginning and the
end of fiscal 2005
Deferred shares

Zygmunt E Switkowski	500,700
Bruce Akhurst	135,300
Douglas Campbell	135,300
David Moffatt	152,400
Ted Pretty	155,100
Michael Rocca	100,600
Bill Scales	84,200
Deena Shiff	42,300
John Stanhope	73,200
David Thodey	121,600
There have been no deferred shares that were issued, exercised or lapsed during the year.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Holdings by individual directors and specified executives (continued)
The following table shows the balances and changes in instruments issued from the Telstra Growthshare Trust for all directors and specified executives throughout fiscal 2005.

Instrument type	Total held as at		Exercised	Other	Total held as at	Vested and
director/specified executive	30 June 2004	Granted	during the year	changes (a)	30 June 2005	exercisable (b)
	Number	Number	Number	Number	Number	Number

Directshares
Donald G McGauchie	15,628	7,117	—	—	22,745	—
John T Ralph	19,843	3,698	—	—	23,541	—
Sam H Chisholm (c)	—	—	—	—	—	—
Anthony J Clark	12,503	2,523	—	—	15,026	—
John E Fletcher	16,060	4,874	—	—	20,934	—
Belinda J Hutchinson	8,237	2,159	—	—	10,396	—
Catherine B Livingstone	11,041	2,543	—	—	13,584	—
Charles Macek	9,462	2,543	—	—	12,005	—
John W Stocker	32,709	8,123	—	—	40,832	—

Performance rights
Zygmunt E Switkowski (d)	1,259,400	513,200	—	(129,000)	1,643,600	129,000
Bruce Akhurst	388,600	144,000	—	(59,000)	473,600	59,000
Douglas Campbell	388,600	131,600	—	(59,000)	461,200	59,000
David Moffatt	446,200	146,400	—	(71,000)	521,600	71,000
Ted Pretty	446,200	146,400	—	—	592,600	—
Michael Rocca	251,200	115,000	—	(25,000)	341,200	25,000
Bill Scales	210,400	106,400	—	(21,000)	295,800	21,000
Deena Shiff	118,600	50,000	—	(17,000)	151,600	17,000
John Stanhope	192,400	120,600	—	(23,000)	290,000	23,000
David Thodey	345,200	133,000	—	(51,000)	427,200	51,000

Restricted shares
Zygmunt E Switkowski (d)	146,000	—	—	(50,000)	96,000	—
Bruce Akhurst	60,000	—	—	(21,000)	39,000	—
Douglas Campbell	68,000	—	—	(26,000)	42,000	—
David Moffatt	40,000	—	—	—	40,000	—
Ted Pretty	21,000	—	—	(21,000)	—	—
Michael Rocca	22,000	—	—	(9,000)	13,000	—
Bill Scales	5,000	—	—	—	5,000	—
Deena Shiff	5,000	—	—	—	5,000	—
John Stanhope	25,000	—	—	(11,000)	14,000	—
David Thodey	—	—	—	—	—	—

(a) Other changes have arisen in fiscal 2005 as a result of instruments lapsing due to the specified performance hurdles not being achieved.
(b) As the performance hurdle in relation to the September 2001 allocation of TSR performance rights was achieved, these instruments have vested. None of the vested instruments have been exercised at balance date.
(c) Sam Chisholm resigned as a Director on 28 October 2004.
(d) Zygmunt E Switkowski resigned as the chief executive officer and managing director on 1 July 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

19. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Holdings by individual directors and specified executives (continued)

Instrument type	Total held as at		Exercised	Other	Total held as at	Vested and
director/specified executive	30 June 2004	Granted	during the year	changes (a)	30 June 2005	exercisable (b)
	Number	Number	Number	Number	Number	Number

Options
Zygmunt E Switkowski (c)	3,456,000	—	—	(1,646,000)	1,810,000	1,346,000
Bruce Akhurst	1,542,000	—	—	(737,000)	805,000	617,000
Douglas Campbell	1,597,000	—	—	(777,000)	820,000	617,000
David Moffatt	1,630,000	—	—	(740,000)	890,000	740,000
Ted Pretty	1,722,000	—	—	(120,000)	1,602,000	—
Michael Rocca	640,000	—	—	(315,000)	325,000	262,000
Bill Scales	465,000	—	—	(220,000)	245,000	220,000
Deena Shiff	380,200	—	—	(178,000)	202,200	178,000
John Stanhope	616,000	—	—	(306,000)	310,000	241,000
David Thodey	1,068,000	—	—	(534,000)	534,000	534,000

(a) Other changes have arisen in fiscal 2005 as a result of instruments lapsing due to the specified performance hurdles not being achieved.
(b) As the performance hurdle in relation to the September 2001 allocation of options was achieved these instruments have vested. None of these vested instruments have been exercised at balance date.
(c) Zygmunt E Switkowski resigned as the chief executive officer and managing director on 1 July 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

20.Expenditure commitments

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:
Within 1 year	537	513	483	466
Within 1-2 years	27	40	15	33
Within 2-3 years	10	10	—	4
Within 3-4 years	11	7	—	4
Within 4-5 years	13	6	—	3
After 5 years	79	32	—	3

	677	608	498	513

The capital expenditure commitments above include contracts for building and improving our networks, software enhancements and our share of FOXTEL commitments for digital set top box units.

(b) Operating lease commitments
Future lease payments for non-cancellable operating leases not recorded in the financial statements:
Within 1 year	380	311	232	203
Within 1-2 years	260	245	154	156
Within 2-3 years	209	182	117	111
Within 3-4 years	149	153	64	86
Within 4-5 years	128	139	49	73
After 5 years	397	373	154	155

	1,523	1,403	770	784

In addition, in fiscal 2005 the Telstra Group has total future commitments under cancellable operating leases of $343 million (2004: $375 million). In fiscal 2005, the Telstra Entity has total future commitments under cancellable operating leases of $338 million (2004: $330 million).
Description of our operating leases
We have operating leases for the following major services:
•	rental of land and buildings;

•	rental of motor vehicles, caravan huts and trailers, and mechanical aids; and

•	rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.
The average lease term is:
•	seven years for land and buildings;

•	two years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and

•	three years for personal computers and related equipment.
Contingent rental payments only exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.
We do not have any significant purchase options or non-cancellable sub-leases in our operating leases. Our property operating leases contain escalation clauses, which are fixed increases between 3% and 5%.
Operating leases related to our personal computers and associated equipment had average interest rates of 5.6% for fiscal 2005 (5.8% for fiscal 2004).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

(c) Finance lease commitments
Within 1 year		12	7	5	6
Within 1-2 years		10	6	5	6
Within 2-3 years		10	2	5	2
Within 3-4 years		8	2	5	2
Within 4-5 years		5	1	1	1
After 5 years		54	—	—	—

Total minimum lease payments		99	18	21	17
Future finance charges on finance leases		(47)	(1)	(4)	(1)

Present value of net future minimum lease payments		52	17	17	16

Recorded as current interest-bearing liabilities	16	5	7	4	6
Recorded as non current interest-bearing liabilities	16	47	10	13	10

Total finance lease liabilities	16	52	17	17	16

In addition to the above finance lease commitments, we previously entered into US finance leases for communications exchange equipment with various entities. We have prepaid all lease rentals due under the terms of these leases.
These entities lease the communications exchange equipment from the ultimate lessor and then sublease the equipment to us. We have guaranteed that the lease payments will be paid by these entities to the ultimate lessor as scheduled over the lease terms (refer to note 21 for further information).
The leases will expire in fiscal 2012. As part of the lease arrangements, we received guarantee fees, which have been recorded in revenue received in advance. The total revenue received in advance is insignificant and is being released to the statement of financial performance over the life of the leases.
Description of our finance leases
We have finance leases for the following major services:
•	communications exchange equipment denominated in US dollars;

•	property leases in our controlled entity, Telstra (PSINet) Limited;

•	computer mainframes, computer processing equipment and other related equipment.
The average lease term is:
•	eleven years for communications exchange equipment denominated in US dollars;

•	eighteen years for property leases; and

•	three years for computer mainframe and associated equipment.
Interest rates for our finance leases are:
•	US dollar communication assets between 4.3% and 5.1%;

•	property leases interest rate of 10.3%; and

•	computer mainframe, computer processing equipment and associated equipment weighted average interest rate of 16.6%.
Refer to note 12 for further details on communication assets and equipment that are held under finance lease.
We do not have any significant contingent rentals or non-cancellable sub-leases in our finance leases.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

(d) Other commitments
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:
Within 1 year	638	570	410	307
Within 1-2 years	325	229	127	36
Within 2-3 years	214	210	64	27
Within 3-4 years	162	149	40	20
Within 4-5 years	113	114	18	12
After 5 years	1,250	1,323	6	16

	2,702	2,595	665	418

The other expenditure commitments above include contracts for purchase of capacity, printing, engineering and operational support services, software maintenance licence fees, information technology services, naming rights and building maintenance. The above commitments also include commitments relating to our investment in FOXTEL (refer note 24) as follows:

FOXTEL commitments (i):
Within 1 year	144	184	—	—
Within 1-2 years	144	148	—	—
Within 2-3 years	118	146	—	—
Within 3-4 years	93	116	—	—
Within 4-5 years	80	89	—	—
After 5 years	1,110	1,151	—	—

	1,689	1,834	—	—

(i) Our joint venture entity, FOXTEL, has other commitments amounting to approximately $3,377 million (US$2,582 million) (2004: $3,667 million, US$2,445 million). The majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 25 years (2004: 1 and 25 years) and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements.
The commitments for MSG has been adjusted downward from the amount disclosed in our 30 June 2004 financial report as FOXTEL has reviewed the original MSG contracts, and reassessed the applicable commitment period for certain contracts.
Refer also to note 21 ‘FOXTEL minimum subscriber guarantees’, for further information.
Commitments with Reach Ltd (Reach)
Until 1 March 2005, we were committed to an International Services Agreement Australia (AISA) agreement with our joint venture entity, Reach, which required us to purchase a certain percentage of our annual capacity requirements of switched voice, international transmission and global internet access services from Reach. Our commitment was terminated during the year as part of the restructure of our arrangements with Reach (refer to note 9 for further details).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets
We have no significant contingent assets as at 30 June 2005. The details and maximum amounts (where reasonable estimates can be made) are set out below for our contingent liabilities.
Telstra Entity
Common law claims
Certain common law claims by employees and third parties are yet to be resolved. As at 30 June 2005, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity’s financial position, results of operations or cash flows. The maximum amount of these contingent liabilities cannot be reasonably estimated.
Included in our common law claims is a litigation case made by the Seven Network Limited and C7 Pty Ltd (Seven). In November 2002, Seven commenced litigation against us and various other parties in relation to contracts and arrangements between us and those other parties. These contracts and arrangements relate to the right to broadcast the Australian Football League and the National Rugby League, the contract with FOXTEL for the provision of broadband hybrid-fibre coaxial services (the Broadband Co-operation Agreement), and other matters.
Seven seeks unspecified damages and other relief, including that these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights market in Australia. The matter is proceeding before the courts, but it is not practical at this stage to estimate the expected effect on our financial position, results of operations or cash flows.
Indemnities, performance guarantees and financial support
We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:
•	Indemnities to financial institutions to support bank guarantees to the value of $329 million (2004: $350 million) in respect of the performance of contracts.
•	Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $282 million (2004: $207 million).
•	Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $69 million (2004: $36 million) and a requirement that the entity remains our controlled entity.
•	Guarantees of the performance of joint venture entities under contractual agreements to a maximum amount of $126 million (2004: $213 million).
•	Guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of finance leases. The lease payments over the remaining period of the leases (average 11 years) amount to $850 million (US$650 million) (2004: $981 million (US$675 million)).
Refer to note 20 for further details on the above finance leases.
•	During fiscal 1998, we resolved to provide IBM Global Services Australia Limited (IBMGSA) with guarantees issued on a several basis up to $210 million as a shareholder of IBMGSA. We issued a guarantee of $68 million on behalf of IBMGSA during fiscal 2000. On 28 August 2003, we sold our shareholding in this entity (refer to note 3 for further information). The $68 million guarantee is provided to support service contracts entered into by IBMGSA and third parties, and was made with IBMGSA bankers, or directly to IBMGSA customers. As at 30 June 2005, this guarantee has still been provided and $142 million (2004: $142 million) of the $210 million guarantee facility remains unused.

Upon sale of our shareholding in IBMGSA and under the deed of indemnity between shareholders, our liability under these performance guarantees has been indemnified for all guarantees that were in place at the time of sale. Therefore, the overall net exposure to any loss associated with a claim has effectively been offset.
•	Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it. These indemnities are currently insignificant to the Telstra Entity’s financial position, results of operations and cash flows.
Controlled entities
Indemnities provided by our controlled entities
In fiscal 2005 and fiscal 2004, our controlled entities had no significant outstanding indemnities in respect of obligations to financial institutions and corporations.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets (continued)
Other
FOXTEL minimum subscriber guarantees and other obligations
The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have entered into agreements relating to pay television programming with various parties and other miscellaneous contracts. Our commitments under these agreements relate mainly to minimum subscriber guarantees (MSG) (refer to note 20 for details of MSG commitments).
As we are subject to joint and several liability in relation to agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from FOXTEL’s capital and other agreements are $1,814 million (2004: $1,876 million). The value of the contingent liability for minimum subscriber guarantees has been adjusted downward from the amount disclosed in our 30 June 2004 financial statements ($2,075 million) as FOXTEL has reviewed the original minimum subscriber guarantee contracts, and reassessed the applicable commitment period for certain contracts.
FOXTEL Equity Contribution Deed (ECD)
On 9 January 2004, FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, entered into an ECD. Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million.
We have no joint or several liability relating to our partners’ contributions under the ECD. The ECD expires on 30 April 2009.
3GIS Partnership
Telstra OnAir Holdings Pty Ltd and its partner, Hutchison 3G Australia Pty Ltd entered into agreements relating to the occupation of premises to provide 3GSM radio access network services.
As we are subject to joint and several liability in relation to agreements entered into by the 3GIS partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from the above agreements are $132 million (2004: $nil).
Reach working capital facility
On 17 June 2004, together with our co-shareholder PCCW Limited (PCCW), we bought a loan facility previously owed to a banking syndicate by Reach Finance Ltd, a subsidiary of our 50% owned joint venture Reach Ltd (Reach). For further details in relation to the loan facility, refer to note 9. As part of this arrangement, the shareholders also agreed to provide a US$50m working capital facility to Reach. Under the facility, Reach is entitled to request from Telstra, a maximum of US$25 million to assist in meeting ongoing operational requirements. Drawdowns under this facility must be repaid at the end of each interest period as agreed between the parties and the loan must be fully repaid by 31 December 2007. The applicable interest rate is LIBOR plus 2.5%. As at 30 June 2005, Reach had not made any drawdown under this facility.
We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.
Reach committed capital expenditure
On 16 April 2005, we entered into an arrangement with our joint venture entity, Reach and our co-shareholder PCCW Limited, whereby Reach’s international cable capacity was allocated between us and PCCW under an indefeasible right of use (IRU). For further details refer to note 14. As part of the arrangement, both shareholders have agreed to fund half of Reach’s committed capital expenditure for the period until 2022, up to a value of US$106 million each, if required. The amount of the payment is not known by us until such time that a notice of payment is received from Reach. Since 16 April 2005, $14 million has been drawn down from us to fund these capital expenditure commitments.
We have no joint or several liability to fund PCCW’s share of the capital expenditure.
ASIC deed of cross guarantee
A list of the companies that are part of our deed of cross guarantee appear in note 23. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 23 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

22. Superannuation commitments
The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for accumulation schemes, or at rates determined by the actuaries for defined benefit schemes.
Telstra Superannuation Scheme (Telstra Super)
On 1 July 1990, Telstra Super was established and the majority of Telstra staff who were previously members of the Commonwealth Superannuation Scheme (CSS) transferred into Telstra Super (see below for further details in relation to the CSS). Telstra Super has both defined benefit and accumulation divisions. The defined benefit divisions of Telstra Super are closed to new members.
On 31 August 2000, we entered into a funding deed with the trustee of Telstra Super to make such future employer payments to Telstra Super as may be required to maintain the vested benefits index (VBI) of the defined benefit divisions in the range of 100 — 110%. The VBI is the ratio of fund assets to members’ vested benefits. It is considered a suitable measure of determining our employer contributions because it demonstrates whether members’ benefits can be adequately met by the assets in the scheme.
The funding deed was revised in fiscal 2004 and our contributions to Telstra Super will recommence when the VBI of the defined benefit divisions falls to 103%. Our actuary is satisfied that contributions to maintain the VBI at this rate in accordance with the revised funding deed will maintain the financial position of Telstra Super at a satisfactory level. The VBI of the defined benefit divisions was 111% as at 30 June 2005 (111% at 30 June 2004).
The benefits received by members of each defined benefit scheme take into account factors such as the employee’s length of service, final average salary, employer and employee contributions.
As at 30 June 2003, K O’Sullivan FIAA completed an actuarial investigation of Telstra Super. The next actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.
The actuarial investigation of Telstra Super reported that a surplus continued to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to Telstra Super for the financial year ending 30 June 2005. The current contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday, is however, dependent on the performance of the fund and we are monitoring the situation on a monthly basis in light of current market performance.
HK CSL Retirement scheme
Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme. The scheme has both defined benefit and accumulation divisions.
The HK CSL Retirement Scheme is established under trust and is administered by an independent trustee. The benefits received by members for the defined benefits scheme are based on the employees’ remuneration and length of service.
Annual actuarial investigations are currently undertaken for this scheme by Watson Wyatt Hong Kong Limited.
Commonwealth Superannuation Scheme (CSS)
Before 1 July 1990, eligible employees of the Telstra Entity were members of the CSS. The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS rules, we were responsible for funding all employer financed benefits that arose from 1 July 1975 for our employees who were CSS members. Previously, employer contributions by us and other employers that participated in the CSS, were paid to the Commonwealth Consolidated Revenue Fund. Employee contributions to the CSS were separately managed.
A majority of our CSS members transferred to Telstra Super when it was first established. As CSS members transferred, the liability for benefits for their past service was transferred to Telstra Super and a transfer of assets was payable from the Commonwealth to Telstra Super (otherwise known as the deferred transfer value or DTV).
In June 1999, the Minister for Finance and Administration signed a document which allowed the CSS surplus (otherwise known as the residual notional fund surplus or RNFS) based on the scheme’s financial position at 30 June 1997 to be transferred to Telstra Super over a 40 year period. This amounted to $1,428 million at this date. RNFS amounts transferred to Telstra Super were taxed at the rate of 15%.
During fiscal 2004, we settled our obligations for the CSS members as the Commonwealth assumed responsibility for this fund. On 17 June 2004, the Commonwealth paid Telstra Super $3,125 million in exchange for the removal of DTV and RNFS payments and obligations after 1 January 2004. This amount is equal to the value of the DTV asset of $1,890 million and RNFS asset of $1,235 million, as reported in the Telstra Super audited financial report as at 30 June 2003. The payment to Telstra Super is taxed at the rate of 15%.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

22. Superannuation commitments (continued)
Commonwealth Superannuation Scheme (CSS) (continued)
As part of the settlement arrangement, the Commonwealth has assumed responsibility for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. As a result, we have no current ongoing obligations for these CSS members.
Financial position
The financial position of the defined benefit divisions of Telstra Super and the HK CSL Retirement Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (a)		Vested benefits
	As at 30 June		As at 30 June		As at 30 June		As at 30 June
	2005	2004	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m	$m	$m

Telstra Super (b)	4,360	4,113	3,202	2,992	1,158	1,121	3,916	3,710
HK CSL Retirement Scheme (c)	79	76	74	68	5	8	63	67

Total	4,439	4,189	3,276	3,060	1,163	1,129	3,979	3,777

(a) Net surplus is the excess of net scheme assets over accrued benefits.
(b) Amounts for the defined benefit divisions of Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2005 and 30 June 2004. The scheme assets are stated at net market values.
(c) Amounts for the defined benefit divisions of the HK CSL Retirement Scheme have been taken from the actuarial valuation of the scheme as at 30 June 2005 and 30 June 2004. The scheme assets are stated at net market values.
The estimated period over which the benefits of our members will be returned is 12 years (2004: 13 years) for Telstra Super.
Employer contributions
Employer contributions made to:
•	the defined benefits divisions of Telstra Super were $nil for the past three fiscal years; and

•	the defined benefit divisions of the HK CSL scheme for fiscal 2005 were $3 million (2004: $4 million; 2003: $8 million).
In addition, our employer contributions to the accumulation divisions of Telstra Super were insignificant for the past three fiscal years.
These employer contributions are reflected in our statement of financial performance. In addition, no asset has been recorded in our statement of financial position for any surplus of the superannuation schemes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities
The ultimate parent entity of the Telstra Group is the Commonwealth Government of Australia.
Below is a list of our investments in controlled entities.

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2005	2004	2005	2004
		$m	$m	%	%

Parent entity
Telstra Corporation Limited (a)	Australia
Controlled entities
Telecommunications Equipment Finance Pty Ltd * (g)	Australia	—	—	—	—
Telstra Finance Limited (a) (f)	Australia	—	—	100.0	100.0
Telstra Corporate Services Pty Ltd (a)	Australia	6	6	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Ltd * (f)	Australia	—	—	100.0	100.0
Telstra Growthshare Pty Ltd * (f)	Australia	—	—	100.0	100.0
On Australia Pty Ltd * (d)	Australia	—	—	—	100.0
Telstra Media Pty Ltd *	Australia	381	381	100.0	100.0
Telstra Multimedia Pty Ltd (a)	Australia	2,678	2,678	100.0	100.0
Telstra International Limited (a)	Australia	84	84	100.0	100.0
Telstra New Wave Pty Ltd * (a) (b)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd * (f)	Australia	—	—	100.0	100.0
Hypermax Holdings Pty Ltd (formerly Customer Contact Technologies Pty Ltd) * (a) (c) (f)	Australia	8	—	100.0	100.0
Chief Entertainment Pty Ltd * (f) (k)	Australia	—	—	100.0	—
Data & Text Mining Technologies Pty Ltd * (f)	Australia	—	—	100.0	100.0
Lyrebird Technologies Pty Ltd * (f)	Australia	—	—	100.0	100.0
Telstra OnAir Infrastructure Holdings Pty Ltd * (j) (r)	Australia	—	—	100.0	—
Telstra 3G Spectrum Holdings Pty Ltd * (r)	Australia	302	—	100.0	—
1300 Australia Pty Ltd * (q)	Australia	5	—	60.0	50.0

Telstra OnAir Holdings Pty Ltd (r)	Australia	302	302	100.0	100.0
• Telstra OnAir Infrastructure Holdings Pty Ltd * (j) (r)	Australia	—	—	—	100.0
• Telstra 3G Spectrum Holdings Pty Ltd * (r)	Australia	—	—	—	100.0

Telstra Communications Limited (a)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (d) (e) (h) (i)	Saudi Arabia	—	—	50.0	50.0

ESA Holding Pty Ltd (n)	Australia	16	—	100.0	—
• Telstra Business Systems Pty Ltd (formerly Damovo (Australia) Pty Ltd (c) (n)	Australia	—	—	100.0	—

Telstra Rewards Pty Ltd *	Australia	14	14	100.0	100.0
• Telstra Visa Card Trust (d)	Australia	—	—	100.0	100.0
• Qantas Telstra Card Trust (d)	Australia	—	—	100.0	100.0
• Telstra Visa Business Card Trust (d)	Australia	—	—	100.0	100.0

Telstra Media Holdings Pty Ltd (a)	Australia	29	29	100.0	100.0
• Telstra Enterprise Services Pty Ltd (a)	Australia	—	—	100.0	100.0
• Telstra Pay TV Pty Ltd (a)	Australia	—	—	100.0	100.0

(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2005	2004	2005	2004
		$m	$m	%	%
Controlled entities (continued)

Telstra Holdings Pty Ltd (a)	Australia	7,177	7,177	100.0	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited (e) (i)	China	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No. 2 Limited (i)	Bermuda	—	—	100.0	100.0
• Telstra CSL Limited (i)	Bermuda	—	—	100.0	100.0
• Bestclass Holdings Ltd (i)	British Virgin Islands	—	—	100.0	100.0
• Hong Kong CSL Limited (i)	Hong Kong	—	—	100.0	100.0
• Integrated Business Systems Limited (i)	Hong Kong	—	—	100.0	100.0
• One2Free Personalcom Limited (i)	Hong Kong	—	—	100.0	100.0
• CSL Limited (i)	Hong Kong	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No 1 Limited (i)	Bermuda	—	—	100.0	100.0
• Telstra International HK Limited (i)	Hong Kong	—	—	100.0	100.0
• Damovo HK Ltd (i) (n)	Hong Kong	—	—	100.0	—
• Telstra IDC Holdings Limited (d) (i)	Bermuda	—	—	—	100.0
• Telstra Japan Retail K.K. (i)	Japan	—	—	100.0	100.0
• Telstra Singapore Pte Ltd (i)	Singapore	—	—	100.0	100.0
• Telstra Global Limited (i)	United Kingdom	—	—	100.0	100.0
• PT Telstra Nusantara (i)	Indonesia	—	—	100.0	100.0
• Telstra Europe Limited (i)	United Kingdom	—	—	100.0	100.0
• Telstra (Cable Telecom) Limited (formerly Cable Telecom (GB) Limited) (c) (i) (r)	United Kingdom	—	—	100.0	100.0
• Telstra (PSINet) Limited (formerly PSINet UK Limited) (c) (i) (m)	United Kingdom	—	—	100.0	—
• Telstra (CTE) Limited (formerly Cable Telecom Europe Limited) (c) (i) (r)	United Kingdom	—	—	—	100.0
• Cable Telecommunication Limited (i) (r)	United Kingdom	—	—	—	100.0
• Telstra (CTE) Limited (formerly Cable Telecom Europe Limited) (c) (i) (r)	United Kingdom	—	—	100.0	—
• Cable Telecommunication Limited (i) (r)	United Kingdom	—	—	100.0	—
• PSINet Datacentre UK Limited (i) (m)	United Kingdom	—	—	100.0	—
• Inteligen Communications Limited (formerly EUNet GB Limited) (c) (i) (m)	United Kingdom	—	—	100.0	—
• Telstra Jersey Limited (formerly PSINet Jersey Limited) (c) (i) (m)	Jersey	—	—	100.0	—
• PSINet Hosting Centre Limited (i) (m)	Jersey	—	—	100.0	—
• Cordoba Holdings Limited (i) (m)	Jersey	—	—	100.0	—
• Telstra (LHC) Limited (formerly London Hosting Centre Limited) (c) (i) (m)	Jersey	—	—	100.0	—
• Telstra Inc. (i)	United States	—	—	100.0	100.0
• Telstra India (Private) Limited (i)	India	—	—	100.0	100.0
• Telstra Limited (i)	New Zealand	—	—	100.0	100.0
• Telstra New Zealand Holdings Limited (i)	New Zealand	—	—	100.0	100.0
• TelstraClear Limited (i)	New Zealand	—	—	100.0	100.0
• TelstraSaturn Holdings Limited (i)	New Zealand	—	—	100.0	100.0

(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2005	2004	2005	2004
		$m	$m	%	%
Controlled entities (continued)

• Sytec Resources Ltd (i) (o)	New Zealand	—	—	100.0	—
• Sytec Resources (Australia) Pty Ltd * (i) (o)	Australia	—	—	100.0	—
• DMZ Global Limited (i) (o)	New Zealand	—	—	100.0	—
• DMZ Global (Australia) Pty Ltd * (i) (o)	Australia	—	—	100.0	—
• CLEAR Communications Limited (i)	New Zealand	—	—	100.0	100.0

Network Design and Construction Limited (a)	Australia	177	177	100.0	100.0
• NDC Global Holdings Pty Ltd (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (i)	India	—	—	98.0	98.0
• PT NDC Indonesia (d) (i)	Indonesia	—	—	95.0	95.0
• NDC Global Philippines, Inc (d) (e) (i)	Philippines	—	—	100.0	100.0
• NDC Global Services (Thailand) Limited (d) (i)	Thailand	—	—	49.0	49.0
• NDC Global Holdings (Thailand) Limited (d) (h) (i)	Thailand	—	—	49.0	49.0
• NDC Global Services (Thailand) Limited (d) (i)	Thailand	—	—	51.0	51.0
• NDC Global Services Malaysia Sdn. Bhd (d) (i)	Malaysia	—	—	—	100.0
• NDC Global Services Pty Ltd (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (i)	India	—	—	2.0	2.0

Telstra Services Solutions Holdings Limited (a)	Australia	898	898	100.0	100.0
• Telstra CB.net Limited (a) (b)	Australia	—	—	100.0	100.0
• Telstra CB.Com Limited (a) (b)	Australia	—	—	100.0	100.0
• Telstra CB.fs Limited (a) (b)	Australia	—	—	100.0	100.0
• Telstra eBusiness Services Pty Ltd (a) (r)	Australia	—	—	—	100.0
• Telstra eBusiness Services Pty Ltd (a) (r)	Australia	—	—	100.0	—
• Australasian Insurance Systems Pty Ltd (a)	Australia	—	—	100.0	100.0
• TRC Computer Systems Pty Ltd (a)	Australia	—	—	100.0	100.0
• DBA Limited (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd (a)	Australia	—	—	81.3	81.3
• DBA Computer Systems Pty Ltd (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd (a)	Australia	—	—	18.7	18.7
• Unilink Group Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Group Limited (a) (l)	Australia	—	—	100.0	—
• KAZ Computer Services (SEA) Pte Ltd (i) (l)	Singapore	—	—	100.0	—
• KAZ Computer Services (Hong Kong) Ltd (i) (l)	Hong Kong	—	—	75.0	—
• Australian Administration Services Pty Ltd (l)	Australia	—	—	100.0	—
• AAS Superannuation Services Pty Ltd * (l)	Australia	—	—	100.0	—
• KAZ Business Services Australia Pty Ltd (formerly Nexis Pty Ltd) * (c) (l)	Australia	—	—	100.0	—
• KAZ Business Services Pty Ltd (a) (l)	Australia	—	—	100.0	—
• KAZ Software Solutions Pty Ltd * (a) (l)	Australia	—	—	100.0	—
• Atune Financial Solutions Pty Ltd * (a) (l)	Australia	—	—	100.0	—
• KAZ Technology Services Pty Ltd (l)	Australia	—	—	100.0	—
• IOCORE Asia Pacific Pty Ltd * (l)	Australia	—	—	100.0	—
• Techsouth Pty Ltd * (l)	Australia	—	—	100.0	—
• KAZ Technology Services Australia Pty Ltd (formerly 551 Glenferrie Road Pty Ltd) * (c) (l)	Australia	—	—	100.0	—
• Fundi Software Pty Ltd * (l)	Australia	—	—	100.0	—

(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

	Country of	Telstra Entity's recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2005	2004	2005	2004
		$m	$m	%	%
Controlled entities (continued)
Sensis Pty Ltd (a)	Australia	757	757	100.0	100.0
• CitySearch Australia Pty Ltd *	Australia	—	—	100.0	100.0
• CitySearch Canberra Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Group Pty Ltd (a)	Australia	—	—	33.0	33.0
• Trading Post (Australia) Holdings Pty Ltd (a)	Australia	—	—	100.0	100.0
• Trading Post Group Pty Ltd (a)	Australia	—	—	67.0	67.0
• The Melbourne Trading Post Pty Ltd (a)	Australia	—	—	100.0	100.0
• The National Trading Post Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Australian Retirement Publications Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Collectormania Australia Pty Ltd * (a)	Australia	—	—	100.0	100.0
• The Personal Trading Post Pty Ltd (a)	Australia	—	—	100.0	100.0
• Auto Trader Australia Pty Ltd (a)	Australia	—	—	100.0	100.0
• WA Auto Trader Pty Ltd (a)	Australia	—	—	100.0	100.0
• Sydney Buy & Sell Pty Ltd *	Australia	—	—	100.0	100.0
• Sydney Auto Trader Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag SA & NSW Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag AGI Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (AW) Pty Ltd *	Australia	—	—	100.0	100.0
• Warranty Direct (Australia) Pty Ltd *	Australia	—	—	100.0	100.0
• Just Listed Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Trading Post (TCA) Pty Ltd (a)	Australia	—	—	100.0	100.0
• Research Resources Pty Ltd *	Australia	—	—	100.0	100.0
• Queensland Trading Post Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Marketing (Qld) Pty Ltd * .	Australia	—	—	100.0	100.0
• Trading Post on the Net Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Australia Pty Ltd (a)	Australia	—	—	100.0	100.0
• Appraised Staff Agency Pty Ltd *	Australia	—	—	100.0	100.0
• Tradernet Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Classifieds Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post On Line Pty Ltd *	Australia	—	—	100.0	100.0
• Sensis Holdings Pty Ltd *	Australia	—	—	100.0	100.0
• Invizage Pty Ltd *	Australia	—	—	75.0	75.0
• Universal Publishers Pty Ltd (a) (p)	Australia	—	—	100.0	—

Total investment in consolidated entities		12,868	12,537

(#)	The amounts recorded are before any provision for reduction in value.

(*)	These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the Australian Securities and Investment Commission.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)
ASIC deed of cross guarantee
(a) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):
•	Telstra Corporation Limited;

•	Telstra Corporate Services Pty Ltd;

•	Telstra Multimedia Pty Ltd;

•	Telstra International Limited;

•	Telstra New Wave Pty Ltd (b);

•	Hypermax Holdings Pty Ltd (formerly Customer Contact Technologies Pty Ltd) (+);

•	Telstra Communications Limited;

•	Telstra Media Holdings Pty Ltd;

•	Telstra Enterprise Services Pty Ltd;

•	Telstra Pay TV Pty Ltd;

•	Telstra Holdings Pty Ltd;

•	Network Design and Construction Limited;

•	NDC Global Holdings Pty Ltd;

•	NDC Global Services Pty Ltd;

•	Telstra Services Solutions Holdings Ltd;

•	Telstra CB.net Limited (b);

•	Telstra CB.Com Limited (b);

•	Telstra CB.fs Limited (b);

•	Telstra eBusiness Services Pty Ltd;

•	Australasian Insurance Systems Pty Ltd;

•	TRC Computer Systems Pty Ltd;

•	DBA Limited;

•	Brokerlink Pty Ltd;

•	DBA Computer Systems Pty Ltd;

•	KAZ Group Limited (+);

•	KAZ Business Services Pty Ltd (+);

•	KAZ Software Solutions Pty Ltd (+);

•	Atune Financial Services Pty Ltd (+);

•	Sensis Pty Ltd;

•	Trading Post (Australia) Holdings Pty Ltd;

•	Trading Post Group Pty Ltd;

•	The Melbourne Trading Post Pty Ltd;

•	The National Trading Post Pty Ltd;

•	Collectormania Australia Pty Ltd;

•	Australian Retirement Publications Pty Ltd;

•	The Personal Trading Post Pty Ltd;

•	Auto Trader Australia Pty Ltd;

•	WA Auto Trader Pty Ltd;

•	Just Listed Pty Ltd;

•	Trading Post (TCA) Pty Ltd;

•	Trading Post Australia Pty Ltd; and

•	Universal Publishers Pty Ltd (+).
Telstra Finance Limited is trustee to the deed of cross guarantee.
(+) These entities were added to the deed of cross guarantee during fiscal 2005 by an assumption deed dated 24 June 2005.
The deed of cross guarantee was formed under Australian Securities and Investment Commission (ASIC) Class Order 98/1418, including subsequent amendments made thereto. This class order was dated 13 August 1998 and has been subsequently amended by class orders 98/ 2017, 00/321, 01/1087, 02/248, 02/1017, 04/663, 04/682, 04/1624 and 05/ 542. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:
•	form a closed group and extended closed group as defined in the class order;

•	do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and

•	guarantee the payment in full of the debts of the other named companies in the event of their winding up.
The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2005 and 30 June 2004 are presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)
ASIC deed of cross guarantee (continued)
(a) continued

Closed group statement of financial position	Closed Group
	As at 30 June
	2005	2004
	$m	$m

Current assets
Cash assets	1,368	604
Receivables	3,596	3,556
Inventories	197	200
Other assets	765	697

Total current assets	5,926	5,057

Non current assets
Receivables	1,066	1,760
Inventories	15	10
Investments — accounted for using the equity method	48	41
Investments — other	3,134	2,596
Property, plant and equipment	21,546	21,567
Intangibles — goodwill	311	248
Intangibles — other	622	617
Other assets	2,565	2,324

Total non current assets	29,307	29,163

Total assets	35,233	34,220

Current liabilities
Payables	2,052	1,999
Interest-bearing liabilities	2,183	3,753
Income tax payable	516	509
Provisions	353	350
Revenue received in advance	1,091	1,075

Total current liabilities	6,195	7,686

Non current liabilities
Payables	14	47
Interest-bearing liabilities	11,800	9,014
Provision for deferred income tax	1,826	1,748
Provisions	810	758
Revenue received in advance	387	408

Total non current liabilities	14,837	11,975

Total liabilities	21,032	19,661

Net assets	14,201	14,559

Shareholders’ equity
Contributed equity	5,793	6,073
Reserves	37	41
Retained profits	8,371	8,445

Shareholders’ equity available to the closed group	14,201	14,559

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)
ASIC deed of cross guarantee (continued)
(a) (continued)
The consolidated net profit of the closed group and extended closed group for the fiscal years ended 30 June 2005 and 30 June 2004 is presented according to ASIC class order 98/1418 (as amended) as follows.
This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Closed group statement of financial performance and retained profits reconciliation		Closed Group
		Year ended 30 June
		2005	2004
	Note	$m	$m

Ordinary activities
Profit before income tax expense		6,316	5,867
Income tax expense		1,789	1,700

Net profit available to the closed group		4,527	4,167

Retained profits at the beginning of the financial year available to the closed group		8,445	8,112
Share buy-back	18	(476)	(649)
Transfer out of closed group		—	1
Transfers to retained profits		6	—

Total available for distribution		12,502	11,631
Dividends paid		4,131	3,186

Retained profits at the end of the financial year available to the closed group		8,371	8,445

(b) The following companies will cease to be party to the deed of cross guarantee as at 11 September 2005 due to a revocation deed dated 11 March 2005:
•	Telstra New Wave Pty Ltd;

•	Telstra CB.net Limited;

•	Telstra CB.Com Limited; and

•	Telstra CB.fs Limited.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)
Change of company names
(c) The following entities changed their names during fiscal 2005:
•	Customer Contact Technologies Pty Ltd changed its name to Hypermax Holdings Pty Ltd on 30 July 2004;

•	551 Glenferrie Road Pty Ltd changed its name to KAZ Technology Services Australia Pty Ltd on 3 December 2004;

•	Nexis Pty Ltd changed its name to KAZ Business Services Australia Pty Ltd on 3 December 2004;

•	Damovo (Australia) Pty Ltd changed its name to Telstra Business Systems Pty Ltd on 1 February 2005;

•	Cable Telecom (GB) Limited changed its name to Telstra (Cable Telecom) Limited on 28 February 2005;

•	Cable Telecom Europe Limited changed its name to Telstra (CTE) Limited on 28 February 2005;

•	PSINet UK Limited changed its name to Telstra (PSINet) Limited on 28 February 2005;

•	London Hosting Centre Limited changed its name to Telstra (LHC) Limited on 28 February 2005;

•	PSINet Jersey Limited changed its name to Telstra Jersey Limited on 28 February 2005; and

•	EUNet GB Limited changed its name to Inteligen Communications Limited on 26 April 2005.
Liquidations
(d) As at 30 June 2005, the following companies were in voluntary liquidation:
•	Telecom Australia (Saudi) Company Limited;

•	NDC Global Philippines, Inc;

•	NDC Global Services (Thailand) Limited;

•	NDC Global Holdings (Thailand) Limited; and

•	PT NDC Indonesia.
The following companies were liquidated during fiscal 2005:
•	Telstra IDC Holdings Limited;

•	NDC Global Services Malaysia Sdn. Bhd; and

•	On Australia Pty Ltd.
During fiscal 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Dissolution of Telstra’s involvement with these trusts commenced in fiscal 2004 and will be completed during fiscal 2006.
Controlled entities with different balance dates
(e) The following companies have balance dates that differ from our balance date of 30 June for fiscal 2005:
•	Telecom Australia (Saudi) Company Limited — 31 December;

•	Beijing Australia Telecommunications Technical Consulting Services Company Limited — 31 December; and

•	NDC Global Philippines, Inc — 31 December.
Financial reports prepared as at 30 June are used for consolidation purposes.
Rounded investments
(f) The cost of the Telstra Entity’s investments in the following controlled entities, are not shown when rounded to the nearest million dollars:

	As at 30 June
	2005	2004
	$	$

Telstra Finance Limited	5	5
Telstra ESOP Trustee Pty Ltd	2	2
Telstra Growthshare Pty Ltd	1	1
Hypertokens Pty Ltd	40,002	40,002
Hypermax Holdings Pty Ltd (formerly Customer Contact Technologies Pty Ltd) (c).	#	2
Chief Entertainment Pty Ltd (k)	168,399	—
Data & Text Mining Technologies Pty Ltd	2	2
Lyrebird Technologies Pty Ltd	2	2

# Investment greater than $1 million as at 30 June 2005 due to capital injections. Hypermax Holdings Pty Ltd used the capital injections to purchase a business and fund ongoing operations during the period.
Controlled entities in which we have no equity ownership
(g) We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. We have effective control over this entity through economic dependency and have consolidated it into our group financial report. This company does not have significant assets or liabilities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)
Controlled entities in which our equity ownership is less than or equal to 50%
(h) We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the Board of Directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.
We own 49% of the issued capital of NDC Global Holdings (Thailand) Limited. We can exercise control over this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.
Controlled entities not individually audited by the Australian National Audit Office
(i) Companies not audited by the Australian National Audit Office, our Australian statutory auditor.
Dividends and distributions received by the Telstra Entity
(j) The Telstra Entity received a return of capital of $302 million from Telstra OnAir Infrastructure Holdings Pty Ltd during fiscal 2005.
New incorporations and investments
(k) On 1 July 2004, we acquired 100% of the issued share capital of Chief Entertainment Pty Ltd. The initial consideration was not significant.
Chief Entertainment Pty Ltd is a provider of broadband audio and visual entertainment.
(l) On 19 July 2004, we acquired 100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group) for a total consideration of $340 million, including acquisition costs.
Our acquisition of KAZ Group Limited included its controlled entities as listed below:
•	KAZ Computer Services (SEA) Pte Ltd;

•	KAZ Computer Services (Hong Kong) Limited;

•	Australian Administration Services Pty Ltd;

•	AAS Superannuation Services Pty Ltd;

•	Nexis Pty Ltd (c);

•	KAZ Business Services Pty Ltd;

•	KAZ Software Solutions Pty Ltd;

•	Atune Financial Solutions Pty Ltd;

•	KAZ Technology Services Pty Ltd;

•	IOCORE Asia Pacific Pty Ltd;

•	Techsouth Pty Ltd;

•	551 Glenferrie Road Pty Ltd (c); and

•	Fundi Software Pty Ltd.
The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and information technology management services. It operates primarily in Australia, but also conducts business in the United States and Asia.
(m) On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited and its controlled entities (PSINet Group) for a total consideration of $124 million, including acquisition costs. Subsequent to acquisition, the PSINet Group was restructured within the Telstra Europe Limited Group and PSINet UK Limited changed its name to Telstra (PSINet) Limited.
Our acquisition of the PSINet Group included the controlled entities as listed below:
•	PSINet Datacentre UK Limited;

•	EUNet GB Limited (c);

•	PSINet Jersey Limited (c);

•	PSINet Hosting Centre Limited;

•	Cordoba Holdings Limited; and

•	London Hosting Centre Limited (c).
The PSINet Group is a provider of e-business infrastructure solutions and corporate internet protocol based communication services.
(n) On 17 September 2004, we acquired 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd, and Damovo HK Limited (Damovo Group) for a total consideration of $66 million, including acquisition costs. The acquisition was achieved through the use of two controlled entities within the Telstra Group.
The Damovo Group provides advanced voice and data business communication solutions and services to large enterprises and government departments.
(o) On 5 November 2004, we acquired 100% of the issued share capital of Sytec Resources Limited and its controlled entities (Sytec Group). The amount initially invested was not significant.
Our acquisition of Sytec Resources Limited included its controlled entities as listed below:
•	Sytec Resources (Australia) Pty Ltd;

•	DMZ Global Limited; and

•	DMZ Global (Australia) Pty Ltd.
The Sytec Group is a provider of information technology related services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)
New incorporations and investments (continued)
(p) On 20 December 2004, we acquired 100% of the issued share capital of Universal Publishers Pty Ltd for a total consideration of $46 million, including acquisition costs.
Universal Publishers is a publisher of mapping and travel related products. Its publishing program includes street directories, guides, maps and road atlases.
Other acquisitions
(q) On 10 February 2005, we acquired a further 10% of the issued share capital of 1300 Australia Pty Ltd for nominal consideration giving us a 60% controlling interest. Prior to this date, 1300 Australia Pty Ltd was classified as a joint venture entity.
Sales and disposals
(r) The following entities were sold between entities within the Telstra Group:
•	On 5 November 2004, Telstra CB.fs Limited sold its investment in Telstra eBusiness Services Pty Ltd to Telstra Services Solutions Holdings Ltd;

•	On 6 November 2004, Telstra OnAir Holdings Pty Ltd sold its investment in Telstra OnAir Infrastructure Holdings Pty Ltd to Telstra Corporation Limited;

•	On 6 November 2004, Telstra OnAir Infrastructure Holdings Pty Ltd sold its investment in Telstra 3G Spectrum Holdings Pty Ltd to Telstra Corporation Limited;

•	On 1 June 2005, Telstra (Cable Telecom) Limited sold its investment in Telstra (CTE) Limited to Telstra Europe Limited; and

•	On 1 June 2005, Telstra (Cable Telecom) Limited sold its investment in Cable Telecommunication Limited to Telstra Europe Limited.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities
Our investments in joint venture entities are listed below:

	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2005	2004	2005	2004	2005	2004
		%	%	$m	$m	$m	$m

Joint venture entities
FOXTEL Partnerships (#) (1)	Pay television	50.0	50.0	—	—	—	—

Customer Services Pty Ltd (1)	Customer service	50.0	50.0	—	—	—	—

FOXTEL Management Pty Ltd (a)	Management services	50.0	50.0	—	—	—	—

FOXTEL Cable Television Pty Ltd (1) (c)	Pay television	80.0	80.0	—	—	—	—

Reach Ltd (incorporated in Bermuda) (1) (o) (t)	International connectivity services	50.0	50.0	—	—	—	—

Stellar Call Centres Pty Ltd (b) (p)	Call centre services and solutions	—	50.0	—	11	—	3

Xantic B.V. (incorporated in The Netherlands) (t)	Global satellite communications	35.0	35.0	29	29	29	29

TNAS Limited (incorporated in New Zealand) (1) (t)	Toll free number portability in New Zealand	33.3	33.3	—	—	—	—

1300 Australia Pty Ltd (a) (q)	Acquisition and marketing of 1300 “phone words”	—	50.0	—	—	—	—

Money Solutions Pty Ltd (1) (h)	Financial advice and education services	50.0	—	—	—	—	—

HelpYouPay Systems Pty Ltd (formerly Red2Black Systems Pty Ltd) (1) (h) (s)	Debt management services	50.0	—	—	—	—	—

HelpYouPay Pty Ltd (formerly Red2Black Payment Services Pty Ltd) (1) (h) (s)	Debt management services	50.0	—	—	—	—	—

Enhanced Processing Technologies Pty Ltd (a) (h) (f)	Business process outsourcing	60.0	—	—	—	—	—

Enhanced Processing Technologies Inc (incorporated in United States) (a) (h) (f)	Software sales	60.0	—	—	—	—	—

Adstream (Aust) Pty Ltd (g)	Digital advertising and asset management	33.3	—	3	—	3	—

3GIS Pty Ltd (a) (j) (t)	Management services	50.0	—	—	—	—	—

3GIS Partnership (a) (j) (t)	3G network services	50.0	—	—	—	—	—

Bridge Mobile Pte Ltd (incorporated in Singapore) (k)	Regional roaming provider	12.5	—	1	—	—	—

m.Net Corporation Limited (l).	Mobile phone content provider	39.5	8.3	—	—	—	—

			note 11	33	40	32	32

Unless noted in footnote (t), all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in joint venture entities with different balance dates is the same at that balance date as above unless otherwise noted.

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.
(1) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.
(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any provision for reduction in value.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)
Our investments in associated entities are listed below:

	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2005	2004	2005	2004	2005	2004
		%	%	$m	$m	$m	$m

(ii) Associated entities
Australia-Japan Cable Holdings Limited (incorporated in Bermuda) (1) (t)	Network cable provider	39.9	39.9	—	—	—	—

ECard Pty Ltd (a) (b) (r)	Smart card transaction processing	—	50.0	—	—	—	—

Telstra Super Pty Ltd (1) (a) (d)	Superannuation trustee	100.0	100.0	—	—	—	—

Keycorp Limited (b) (i) (n)	Electronic transactions solutions	47.8	47.9	12	—	12	—

Telstra Foundation Limited (e)	Charitable trustee organisation	100.0	100.0	—	—	—	—

LinkMe Pty Ltd (m)	Internet recruitment provider	40.0	—	4	—	—	—

				16	—	12	—

Unless noted in footnote (t), all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in associated entities with different balance dates is the same at that balance date as above unless otherwise noted.

(1) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.
(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any provision for reduction in value.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)
Share of joint venture entities’ and associated entities’ net losses/ (profits)

	Year ended 30 June
	2005	2004	2003
	$m	$m	$m

Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:
Joint venture entities
- FOXTEL Partnerships (#)	5	44	47
- Stellar Call Centres Pty Ltd (b)	(3)	(2)	(2)
- Xantic B.V.	(3)	43	24
- Reach Ltd (o)	—	—	946

	(1)	85	1,015

Associated entities
- IBM Global Services Australia Limited (+)	—	(3)	(6)
- Australia-Japan Cable Holdings Limited	—	—	6
- Solution 6 Holdings Limited (+)	—	—	2
- ECard Pty Ltd (a) (b) (r)	—	2	10
- Keycorp Limited (i) (b) (n)	(8)	—	—
- PT Mitra Global Telekomunikasi Indonesia (+)	—	(6)	(2)

	(8)	(7)	10

	(9)	78	1,025

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.
(+) In prior reporting periods we have sold our interests in these associated entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)
Rounded investments
(a) The carrying amounts of our investments in joint venture entities and associated entities which are not shown when rounded to the nearest million dollars are shown below:

	Carrying amount of investment
	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$	$	$	$

(i) Joint venture entities
FOXTEL Management Pty Ltd.	1	1	—	—
1300 Australia Pty Ltd (q)	—	398,853	—	500,000
Enhanced Processing Technologies Pty Ltd (h)	505,104	—	—	—
Enhanced Processing Technologies Inc (h)	100,425	—	—	—
3GIS Pty Ltd (j) (t)	1	—	—	—
3GIS Partnership (j)	1	—	—	—
(ii) Associated entities
ECard Pty Ltd (b) (r)	—	100,001	—	100,001
Telstra Super Pty Ltd (d)	*	*	2	2

* Equity accounted amount of investment is suspended and the investment is recorded at zero due to losses made by the entities or as a result of reducing the equity accounted amount to zero.
Dividends received from joint venture entities and associated entities
(b) We received dividends and distributions from the following entities during fiscal 2005:
•	Stellar Call Centres Pty Ltd $0.6 million (2004: $1.2 million);

•	ECard Pty Ltd $0.3 million (2004: $1.4 million); and

•	Keycorp Limited $1.2 million (2004: $nil).
Associated entities and joint venture entities in which we own more than 50% equity
(c) We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a joint venture entity as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the Board of Directors. Effective voting power is restricted to 50% and we have joint control.
(d) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd, as we do not control the Board of Directors. We have equal representation with employee representatives on the Board. Our voting power is limited to 44%, which is equivalent to our representation on the Board. The entity is therefore classified as an associated entity as we have significant influence over it.
(e) We own 100% of the equity of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of the Telstras Kids’ Fund. We do not consolidate TFL as we do not control the Board. However, due to our Board representation we significantly influence this entity. Our voting power is limited to 43%, which is equivalent to our representation on the Board.
(f) We own 60% of the equity of Enhanced Processing Technologies Pty Ltd and Enhanced Processing Technologies Inc. These entities are subject to joint control based on their respective shareholders’ agreements, under which mutual consent of the shareholders is required in determining the financial and operating policies of the entities. As a result, they have been classified as joint venture entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)
New joint venture entities and associated entities
(g) On 19 July 2004, we acquired 33.3% of the issued share capital of Adstream (Aust) Pty Ltd. The amount invested was not significant.
(h) On 19 July 2004, we acquired KAZ Group Ltd and its controlled entities (KAZ Group). As part of the acquisition of the KAZ Group we also acquired a number of joint venture entities. Refer to note 23 for further details of the acquisition.
(i) On 20 September 2004, the ownership interest in Keycorp Limited was transferred to Telstra Corporation Limited from Telstra CB.fs Limited.
(j) On 6 December 2004, we signed agreements with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing third generation (3G) radio access network and fund future network development.
The 3GIS Partnership has been established to operate this network. 3GIS Pty Ltd was established to act as agent for the 3GIS Partnership.
(k) On 14 April 2005, we acquired 12.5% of the issued share capital of Bridge Mobile Pte Ltd. Our voting interest in this entity is equivalent to our seven joint venture partners. The amount invested was not significant.
(l) On 20 May 2005, we were issued a further 31.2% shareholding in m.Net Corporation Limited as consideration for in-kind services provided. As a result of the increase, we have now classified the investment as a joint venture entity and commenced equity accounting. Prior to this date we classified our interest as an other investment.
(m) On 2 June 2005, we acquired 40% of the issued share capital of LinkMe Pty Ltd. The amount invested was not significant.
Other changes in joint venture entities and associated entities
(n) On 7 March 2005, our investment in Keycorp Limited was decreased from 47.9% to 47.8% due to a dilution in our shareholding.
(o) During fiscal 2003 we wrote down the carrying amount of the investment in our 50% owned joint venture, Reach Ltd. Equity accounting of the investment is suspended and the investment is recorded at zero.
The write down occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. Refer to note 3 for further information.
Sale of investments
(p) On 21 June 2005, we completed the sale of our 50% shareholding in Stellar Call Centres Pty Ltd. The revenue on sale of the investment was not considered to be significant.
Investments no longer equity accounted
(q) On 10 February 2005, we acquired an additional 10% shareholding in 1300 Australia Pty Ltd giving us a controlling interest. Prior to this date 1300 Australia Pty Ltd was a joint venture entity and was equity accounted.
(r) On 14 April 2005, we ceased equity accounting our investment in ECard Pty Ltd as the entity was deregistered.
Change of company name
(s) The following entities changed names during fiscal 2005:
•	Red2Black Systems Pty Ltd changed its name to HelpYouPay Systems Pty Ltd on 11 October 2004; and

•	Red2Black Payment Services Pty Ltd changed its name to HelpYouPay Pty Ltd on 11 October 2004.
Joint venture entities and associated entities with different balance dates
(t) The following joint ventures entities and associated entities have different balance dates to our balance date of 30 June for fiscal 2005:
•	Reach Ltd — 31 December;

•	Xantic B.V. — 31 December;

•	TNAS Limited — 31 March.

•	3GIS Pty Ltd — 31 December;

•	3GIS Partnership — 31 December; and

•	Australia-Japan Cable Holdings Limited — 31 December.
Financial reports prepared as at 30 June are used for equity accounting purposes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)
The movements in the consolidated equity accounted amount of our joint venture entities and associated entities are summarised as follows:

		Joint venture entities		Associated entities
		Telstra Group		Telstra Group
		Year ended/As at		Year ended/As at
		30 June		30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Carrying amount of investments at beginning of year		40	129	—	30
Additional investments made during the year		13	—	4	—

		53	129	4	30

Share of profits/(losses) before income tax expense		2	(81)	7	10
Share of income tax expense		(1)	(4)	1	(3)

Share of net profits/(losses) after income tax expense		1	(85)	8	7
Amortisation of unrealised inter-entity profits after income tax		2	2	—	—
Write down of notional goodwill and release of deferred profit of Reach Ltd		—	—	—	—
Amortisation of notional goodwill		(2)	(2)	—	—

Share of net profits/(losses)		1	(85)	8	7
Dividends and distributions received		(1)	(1)	(1)	(1)
Share of reserves		—	—	5	—
Share of foreign currency translation reserve and movements due to exchange rate translations		(2)	(3)	—	(2)
Sale, transfers and reductions of investments during the year		(16)	—	—	(34)

Carrying amount of investments before reduction to recoverable amount		35	40	16	—
Reduction in value of investments to recoverable amount		(2)	—	—	—

Carrying amount of investments at end of year	11	33	40	16	—

Our share of contingent liabilities of joint venture entities and associated entities — we are not directly liable for these		—	2	—	—

Our share of capital commitments contracted for, by our joint venture entities and associated entities — we are not directly liable for these (a)		9	84	—	—

Our share of other expenditure commitments contracted for (other than the supply of inventories), by our joint venture entities and associated entities — we are not directly liable for these (a)		52	67	4	4

(a)	Our share of commitments and guarantees of our joint venture entities for which we are directly liable are included within note 20 and note 21 respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)
Other disclosures for joint venture entities
Summarised presentation of our share of all of our joint venture entities’ and associated entities’ assets, liabilities, revenue and expense items (including joint venture entities and associated entities where equity accounting has been suspended):

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Current assets	393	297	31	27
Non current assets	391	526	151	198

Total assets	784	823	182	225

Current liabilities	729	595	36	38
Non current liabilities	296	1,316	202	221

Total liabilities	1,025	1,911	238	259

Net assets	(241)	(1,088)	(56)	(34)

Total revenues	1,377	1,383	81	76
Total expenses	1,240	2,240	81	116

Profit/(loss) before income tax expense	137	(857)	—	(40)
Income tax expense/(benefit)	5	(36)	3	—

Net profit/(loss)	132	(821)	(3)	(40)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)
Included in the consolidated financial report of the Telstra Group are:

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Amount of our recorded retained losses balance relating to equity accounting our joint venture entities and associated entities (a)	(2,633)	(2,630)	(163)	(172)

Amount of our recorded foreign currency translation reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	(18)	(16)	(6)	(6)

Amount of our recorded general reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	—	—	5	5

(a)	The following items are included in this amount:
•	share of net (losses)/profits;

•	adjustment for initial unrealised inter-entity profit after income tax expense;

•	notional goodwill amortisation and writedowns;

•	deferred profits amortised; and

•	reduction in value of investments to recoverable amount.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

25. Directors’ remuneration — salaries and other benefits
The directors of the Telstra Entity for the year ended 30 June 2005 were:

Name	Position

Donald G McGauchie	Chairman, Non Executive Director, appointed 1998, appointed Chairman 20 July 2004
John T Ralph	Deputy Chairman, Non Executive Director, appointed 1996, retirement announced effective 11 August 2005
Zygmunt E Switkowski	Chief Executive Officer and Managing Director, appointed 1999, resigned as of 1 July 2005
Samuel H Chisholm	Non Executive Director, appointed 2000, resigned 28 October 2004
Anthony J Clark	Non Executive Director, appointed 1996, retirement announced effective 11 August 2005
John E Fletcher	Non Executive Director, appointed 2000
Belinda J Hutchinson	Non Executive Director, appointed 2001
Catherine B Livingstone	Non Executive Director, appointed 2000
Charles Macek	Non Executive Director, appointed 2001
John W Stocker	Non Executive Director, appointed 1996
Our directors’ remuneration for the year ended 30 June 2005 was as follows:

	Primary benefits			Post employment		Equity compensation			Other	Total
	Salary &	Short term	Non-	Superan-	Retirement	Direct-	Deferred	Other	Other
Year ended	fees	incentive	monetary	nuation	benefits (a)	share	shares	equity	fees (b)
30 June 2005	$	$	$	$	$	$	$	$	$	$

D McGauchie	225,503	—	2,317	11,484	195,396	60,054	—	—	2,837	497,591
J Ralph	131,559	—	2,253	—	79,940	30,703	—	—	—	244,455
Z Switkowski	1,830,900	1,961,000	24,357	101,850	—	—	725,912	2,045,313	—	6,689,332
S Chisholm (c)	—	—	—	—	—	—	—	—	—	—
A Clark	69,357	—	2,753	8,493	48,811	19,463	—	—	—	148,877
J Fletcher	43,795	—	3,015	6,705	35,603	40,000	—	—	—	129,118
B Hutchinson	70,065	—	2,253	6,692	32,004	19,189	—	—	—	130,203
C Livingstone	77,764	—	2,253	8,537	46,216	21,575	—	—	—	156,345
C Macek	79,584	—	2,057	8,717	40,160	22,075	—	—	—	152,593
J Stocker	71,975	—	2,253	6,478	73,130	52,173	—	—	—	206,009

	2,600,502	1,961,000	43,511	158,956	551,260	265,232	725,912	2,045,313	2,837	8,354,523

During fiscal 2005, Dr Switkowski ceased employment with the Company effective 1 July 2005. Dr Switkowski’s termination payment was paid to him during July 2005, the details of which are as follows:

Nature of payment	$

Termination payment (*)	2,092,000
Accrued annual leave entitlements	649,843
Accrued long service leave entitlements	409,683

Total	3,151,526

(*)	In accordance with the terms of Dr Switkowski’s employment contract, he was entitled to an amount equal to 12 months fixed remuneration as a termination payment. Fixed remuneration comprises salary, superannuation and the value of salary sacrificed items. The amount is based on our October to October salary review period and hence, will differ from the amounts disclosed for Dr Switkowski’s fiscal 2005 remuneration above.
Dr Switkowski will receive his short term incentive payment, included in total remuneration above, subsequent to the Board approving the value at the August 2005 Board meeting.
Dr Switkowski participated in the deferred remuneration and long term incentive plans. Upon ceasing employment, Dr Switkowski retained the right to deferred shares allocated under the deferred remuneration plan. These can be exercised at any time and those not exercised before the expiration of the exercise period will lapse. He also retained the right to instruments previously allocated under the long term incentive plans, subject to the required performance hurdles being met. Further details of the plans and the instruments allocated to Dr Switkowski are available at note 19.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

25. Directors’ remuneration — salaries and other benefits (continued)
Performance rights and options allocated under the September 2001 plan vested on 28 June 2005, and as a result, may be exercised any time after this date, subject to the Company’s share trading policy. All other allocations are yet to meet the required performance hurdles and have not vested.
Dr Switkowski has not received any entitlement to additional superannuation benefits upon termination. His cumulative superannuation entitlements are as disclosed in his remuneration over the period of his employment. These amounts reside in Dr Switkowski’s superannuation fund to be dealt with at his discretion.
Our directors’ remuneration for the year ended 30 June 2004 was as follows:

	Primary benefits			Post employment		Equity compensation			Other	Total
	Salary &	Short term	Non-	Superan-	Retirement	Direct-	Deferred	Other	Other
Year ended	fees	incentive	monetary	nuation	benefits (a)	share	shares	equity	fees (b)
30 June 2004	$	$	$	$	$	$	$	$	$	$

D McGauchie	45,871	—	6,279	8,629	30,908	30,000	—	—	50,000	171,687
J Ralph	141,852	—	5,136	—	78,896	28,000	—	—	—	253,884
R Mansfield (d)	144,200	—	139	19,800	82,180	56,000	—	—	—	302,319
Z Switkowski	1,339,314	627,300	25,913	98,437	—	—	660,854	1,663,245	—	4,415,063
S Chisholm (c)	—	—	—	—	—	—	—	—	—	—
A Clark	67,450	—	6,482	8,550	47,932	19,000	—	—	—	149,414
J Fletcher	37,800	—	3,026	7,200	24,098	35,000	—	—	—	107,124
B Hutchinson	59,661	—	4,476	6,480	71,790	13,859	—	—	—	156,266
C Livingstone	67,450	—	4,602	8,550	30,004	19,000	—	—	—	129,606
C Macek	67,450	—	4,192	8,550	77,789	19,000	—	—	—	176,981
W Owens (d)	46,154	—	—	—	74,083	30,000	—	—	31,529	181,766
J Stocker	34,499	—	5,465	3,105	60,590	77,396	—	—	—	181,055

	2,051,701	627,300	65,710	169,301	578,270	327,255	660,854	1,663,245	81,529	6,225,165

(a)	We have not paid any post employment benefits that are prescribed benefits during fiscal 2005 or fiscal 2004.

(b)	These items relate to fees for services in addition to the director’s Board duties.

(c)	Mr Chisholm resigned from the Board on 28 October 2004. During his tenure, Mr Chisholm declined to receive fees for his Board duties to Telstra.

(d)	Mr Mansfield and Mr Owens resigned from the Board during fiscal 2004.
Details of the components of our directors’ remuneration
The information below relates to the remuneration for our non-executive directors. The remuneration of our CEO and managing director is determined in a manner that is consistent with that of our specified executives, which is described in note 26.
Salary and fees
Telstra directors are remunerated in accordance with our constitution which provides for the aggregate limit for directors’ fees to be set and varied only by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocation of fees to directors within the pool limit shall be determined by the Board.
In setting the pool limit, the Board takes into account the Company’s existing remuneration policies, independent professional advice, the value of fee pools of other comparable companies, the fees paid to individual directors of other companies, and the level of remuneration necessary to attract and retain directors of a suitable calibre. The fees paid to directors are set at levels which reflect both the responsibilities of, and the time commitments required, from each director to discharge their duties.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

25. Directors’ remuneration — salaries and other benefits (continued)
Salary and fees (continued)
In order to maintain their independence and impartiality, the quantum of the remuneration of the non-executive directors is not linked to the short term performance of the Company. However, the directors are required to take at least 20% of their fees in restricted Telstra shares (or directshares) which are purchased on market and included in equity compensation - directshare in the remuneration table. This is consistent with the Board’s focus on the long term strategic direction of the Company.
Non monetary benefits
We provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time we also make products and services available to directors without charge to allow directors to familiarise themselves with them and recent technological developments. To the extent it is considered that this provides a personal benefit to a director, it is included in primary benefits in the remuneration table.
Superannuation
Directors receive mandatory superannuation contributions as part of their annual remuneration. Directors may state a preference to increase the proportion of their fees taken as superannuation. Where this occurs, we may provide a greater percentage of the director’s fees as superannuation contributions, subject to normal legislative requirements.
Retirement benefits
We do not provide other post employment benefits to directors appointed to the Board after 30 June 2002. The directors appointed prior to this date are eligible to receive post employment benefits in the form of retirement benefits upon leaving office as a director. Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total remuneration in the preceding 3 years. Directors who have served less than 9 years, but more than 2 years, are entitled to receive a pro-rated amount based on the number of months served as a director. We disclose the increment earned for the current year of service in post employment — other.
Directshare
Non-executive directors are required to sacrifice a minimum of 20% of their fees toward the acquisition of restricted Telstra shares by way of a scheme known as directshare. Further details regarding the allocation of shares under directshare are included in note 19.
Other equity compensation
The items included in other equity compensation in the remuneration table relate to Dr Switkowski, the managing director and chief executive officer (CEO) of the Company until 1 July 2005, who is remunerated in a manner consistent with our specified executives. Please refer to note 26 for explanations regarding the components of the former CEO’s and other specified executives’ remuneration.
Individual contracts for services
There are no individual contracts for service with our non-executive directors other than as described above in relation to post employment benefits.
The new CEO’s remuneration
Mr Solomon D Trujillo has been appointed CEO and executive director with a commencement date of 1 July 2005. Mr Trujillo will receive fixed remuneration in the amount of $3,000,000 comprising salary, superannuation and other primary benefits. In addition, a short term incentive will be available of up to the value of his fixed remuneration ($3,000,000), and a long term incentive of up to one and a third times his fixed remuneration ($4,000,000). His short term and long term incentives will be subject to the same conditions as our specified executives, refer to note 26 for details.
Mr Trujillo will receive a once-off sign-on bonus of $1,000,000 and a sign-on incentive in the amount of 50% of his maximum potential benefit under the short term incentive plan ($1,500,000). The amount of the sign-on incentive will be deducted from his potential short term incentive for the first year of employment.
If the board terminates Mr Trujillo’s employment for reasons other than misconduct, Mr Trujillo will be entitled to:
•	twenty four months fixed remuneration if the termination occurs within the first twelve months of employment; or

•	twelve months fixed remuneration if the termination occurs after the first twelve months of employment;

•	a pro rated value of participation in the short term and long term incentive plans, regardless of when the termination occurs; and

•	reimbursement of any taxation penalties that may occur in the event of an early return to the United States.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

26. Executives’ remuneration — salaries and other benefits
The specified executives for the Telstra Group for the year ended 30 June 2005 were:

Name	Position
Bruce Akhurst	Chief Executive Officer of Sensis appointed 1 January 2005; previously Group General Counsel and Group Managing Director, Telstra Wholesale, Telstra Broadband and Media until 31 December 2004
Douglas Campbell	Group Managing Director, Telstra Country Wide
David Moffatt	Group Managing Director, Telstra Consumer and Marketing
Ted Pretty	Group Managing Director, Telstra Technology, Innovation and Products
Michael Rocca	Group Managing Director, Infrastructure Services
Bill Scales	Group Managing Director, Regulatory, Corporate and Human Relations, retirement announced effective 12 August 2005
Deena Shiff	Group Managing Director, Telstra Wholesale, appointed 1 January 2005
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Business and Government
Specified executives’ remuneration for the years ended 30 June 2005 and 30 June 2004 was as follows:

					Post
		Primary benefits			employment	Equity compensation		Total
		Short term	Non-		Superan-	Deferred	Long term
	Salary & fees	incentive	monetary	Other	nuation	shares	incentive
Year ended 30 June 2005	$	$	$	$	$	$	$	$

B Akhurst	927,664	523,600	11,893	—	177,086	196,141	732,594	2,568,978
D Campbell	941,394	310,600	10,149	—	88,356	196,141	732,354	2,278,994
D Moffatt	1,133,165	248,300	18,781	400,000	11,585	220,968	801,183	2,833,982
T Pretty	1,120,581	540,500	22,370	260,000	24,169	224,936	789,217	2,981,773
M Rocca	735,791	416,600	9,817	—	140,459	145,754	401,479	1,849,900
B Scales	681,167	428,700	9,635	—	117,583	121,946	326,788	1,685,819
D Shiff (a)	277,321	295,150	1,326	—	47,680	30,641	102,562	754,680
J Stanhope	800,685	240,150	11,398	—	99,065	105,628	365,338	1,622,264
D Thodey	966,890	206,200	8,375	—	52,360	176,235	560,447	1,970,507

	7,584,658	3,209,800	103,744	660,000	758,343	1,418,390	4,811,962	18,546,897

Year ended 30 June 2004
B Akhurst	757,632	299,700	12,380	—	129,368	178,454	640,027	2,017,561
D Campbell	801,559	263,800	9,257	—	85,441	178,454	663,649	2,002,160
D Moffatt	980,248	267,600	18,311	400,000	11,002	201,290	659,572	2,538,023
T Pretty	963,700	247,600	22,453	240,000	36,300	205,258	692,897	2,408,208
M Rocca	603,770	270,800	4,847	—	71,230	131,998	311,457	1,394,102
B Scales	479,907	234,200	1,969	—	91,968	110,129	226,002	1,144,175
J Stanhope (b)	546,820	250,000	2,733	—	56,120	92,854	275,829	1,224,356
D Thodey	738,731	327,600	3,249	—	67,020	160,049	433,249	1,729,898

	5,872,367	2,161,300	75,199	640,000	548,449	1,258,486	3,902,682	14,458,483

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

26. Executives’ remuneration — salaries and other benefits (continued)
(a) Appointed to the position of Group Managing Director, Telstra Wholesale on 1 January 2005, Ms Shiff was not considered to be a specified executive prior to that date. As a result, the disclosed remuneration includes only remuneration from the date of appointment and no comparative information is disclosed in relation to fiscal 2004.
(b) Appointed Chief Financial Officer and Group Managing Director, Finance and Administration on 1 October 2003, Mr Stanhope was not considered to be a specified executive prior to that date. As a result, the disclosed remuneration includes only remuneration from that date in our fiscal 2004 disclosures.
Details of the components of our executives’ remuneration
Total remuneration
The Telstra Entity has a Remuneration Committee, which is a committee of Board members responsible for reviewing and recommending to the Board the remuneration arrangements for the chief executive officer (CEO) and certain senior executives, which includes the specified executives above. The committee compares both the structure of the remuneration package and the overall quantum on a periodic basis by comparison to other major corporations in Australia. It also has regard to a range of macro economic indicators used to determine the likely movements in broad salary rates. Where appropriate, the committee seeks advice from an independent specialised remuneration consultant to ensure that payments are in line with general market practice and are competitively placed to attract and retain the necessary talent for the critical work required by these roles.
The committee has adopted a set of principles used to guide decisions related to the remuneration of the CEO and specified executives which are designed to link the level of remuneration with the financial and operational performance of the Company. The arrangements must:
•	reflect the size and scope of the role and be market competitive in order to attract and retain talent;

•	be linked to the financial and operational performance of the Company;

•	be aligned with the achievement of the Company’s long-term business objectives; and

•	be differentiated based on individual performance.
Prior to fiscal 2005, Telstra provided part of the senior executives’ and CEO’s remuneration in the form of rights to shares that would vest upon the completion of certain employment conditions. These were known as deferred shares. The deferred share program was discontinued in fiscal 2005 and the portion of remuneration was reallocated between salary and short term incentive.
Salary and fees
The level of salary and fees is assessed, together with superannuation, in accordance with the above principles. This component of remuneration is guaranteed and is generally reviewed annually as part of the Company wide remuneration review.
Short term incentive
The short term incentive (STI) rewards the CEO and specified executives for meeting or exceeding specific key annual business and individual performance measures. Measures and targeted achievement levels are reviewed each year to reflect changes in the business priorities for the forthcoming year.
The measures include financial, customer service and retention, employee opinion and individual measures that support our key business objectives. The key company financial measures are linked to earnings and revenue growth and, in the case of the CEO, underlying EBITDA margin. There are also financial measures specific to business unit performance. Before any incentive is payable, a threshold level of performance against each of these measures must be reached. The plan also provides that payments are capped at a specified level.
In fiscal 2004, the STI was delivered in cash. In fiscal 2005, half of the STI will be delivered in cash and the other half delivered as rights to Telstra shares, called ‘incentive shares’. The incentive shares will vest equally over a period of three years on the anniversary of their allocation date, subject to the executives’ continued employment with any entity that forms part of the Telstra Group. The first third will vest in August 2006. Incentive shares will be administered through the Telstra Growthshare Trust. Refer to note 19 for further details. This applies to all specified executives except for Mr Scales and Dr Switkowski. They will receive their STI in cash as they will cease employment with the Company prior to the allocation of the equity component.
The cash portion of the fiscal 2005 STI is included in primary benefits and the incentive shares component will be included in equity compensation each year as the incentive shares vest.
Non monetary benefits
Executives are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time we also make products and services available without charge to allow executives to familiarise themselves with them and other recent technological developments. To the extent we consider that this provides a personal benefit to the executive, it is included in Primary benefits in the remuneration table above.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

26. Executives’ remuneration — salaries and other benefits (continued)
Other primary benefits
Relates to annual contract payments made to certain executives for continued service with Telstra or as part of their employment contract. These payments were determined at the executives’ initial entry into their contract for employment with the Company.
Superannuation
Executives receive mandatory superannuation contributions as part of their annual remuneration. Executives may state a preference to increase the proportion of their salary taken as superannuation, subject to normal legislative requirements.
Equity compensation
On an annual basis, we invite selected senior executives who contribute significantly to sustained improvement in shareholder value to participate in an equity based long term incentive (LTI) plan, as administered through the Telstra Growthshare Trust. LTI equity instruments issued through the trust can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term company performance hurdles have been achieved.
For further details of the LTI plan and equity based deferred remuneration plan, including detailed explanations of performance hurdles and allocations, refer to note 19.
To value our equity based compensation we use an option pricing model that takes into account various factors including the exercise price and expected life of the instrument, the current life of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument and the expected average volatility of Telstra’s peer group companies to derive a value. Details of the valuations derived since the commencement of the Telstra Growthshare Trust and the assumptions used in deriving those values for fiscal 2005 are detailed in note 19.
Our deferred share program was discontinued in fiscal 2005 and the portion of remuneration was reallocated between salary and STI. As the deferred shares will continue to vest over the relevant performance periods, a portion of the value of the deferred shares will continue to be allocated to the executive’s remuneration until all deferred shares have vested or lapsed. This treatment is consistent with our other equity plans which have been discontinued, such as our option plan and restricted share plan.
Individual contracts for services
Where Telstra terminates a senior executives’ employment prior to the expiration of their employment contract for reasons other than for misconduct, they are entitled to 6 months notice or payment in lieu of notice and an amount equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination. The specified executives are employed under contracts without a fixed duration. During fiscal 2005 it was announced that the CEO, Zygmunt E Switkowski would cease employment 1 July 2005. Refer to note 25 for details of his termination payment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures
Ultimate controlling entity
The Commonwealth is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the group comprising the Telstra Entity and its controlled entities.
We supply telecommunications services to, and acquire other services from, the Commonwealth, its Departments of State, trading and other agencies. These transactions are made within normal customer/ supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services. Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial reports do not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth, its Departments of State, trading and other agencies.
Directors of the Telstra Entity and specified executives of the Telstra Group
Refer to note 25 for details of the names of each person who held office as a director of the Telstra Entity during fiscal 2005 and refer to note 26 for details of the specified executives for the Telstra Group. Refer also to these notes for details of directors’ and specified executives’ remuneration, superannuation and retirement payments.
Loans to directors and specified executives of the Telstra Entity
No non-executive director of the Telstra Entity had a loan with the Telstra Entity or any of its controlled entities at any time during fiscal 2005 or fiscal 2004.
In previous years, Telstra provided loans to senior executives, including the chief executive officer, as it did for all employees, as part of their participation in the Telstra Employee Share Ownership Plans (TESOP97 and TESOP99). Further details of the share plans and the terms under which these loans were provided are contained in note 19. The loans were provided interest free and on the same terms as all other eligible employees who participated in TESOP97 and TESOP99. There were five specified executives who held loans during the year. Details of the balance of the loans provided to specified executives are as follows:

Loan
amount
$
Balance as at 1 July 2004	30,388
Amounts repaid during the year	(3,423)

Balance as at 30 June 2005	26,965

The balance as at 1 July 2004 represents the highest amount of indebtedness of specified executives during the year.
If the loans had not been provided free of interest, the interest charged on an arm’s length basis would have been $2,313 for the year ended 30 June 2005.
There were no new loans provided during the fiscal year and there were no loans with a balance greater than $100,000 during the year.
Other transactions with directors and specified executives of the Telstra Entity and their personally related entities
Each of the directors of the Telstra Entity and specified executives of the Telstra Group have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. The directors’ and specified executives’ personally related entities also have telecommunications services with us on normal commercial terms and conditions.
Directors and specified executives are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we also make products and services available to directors and specified executives without charge to enable them to familiarise themselves with our products, services and recent technological developments. To the extent it is considered that this provides a benefit to a director or specified executive, it is included in their remuneration. Details are included in note 25 and note 26.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)
Director’s interests in shares of the Telstra Entity
As at 30 June 2005 and 30 June 2004, the directors and their personally related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

				Total shares held
			Shares acquired or	as at 30 June 2005
	Total shares held	Directshare	disposed of by	or at date of	Shares that are
	as at 30 June 2004	allocation	other means	leaving office	held nominally
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares

Donald G McGauchie	34,328	7,117	—	41,445	41,445
John T Ralph	101,943	3,698	—	105,641	104,641
Zygmunt E Switkowski	155,810	—	—	155,810	109,010
Sam H Chisholm (i)	—	—	—	—	—
Anthony J Clark	89,196	2,523	(8,693)	83,026	73,026
John E Fletcher	48,060	4,874	—	52,934	52,934
Belinda J Hutchinson	64,948	2,159	—	67,107	29,996
Catherine B Livingstone	37,191	2,543	—	39,734	29,334
Charles Macek	41,462	2,543	—	44,005	44,005
John W Stocker	101,534	8,123	—	109,657	108,857

	674,472	33,580	(8,693)	699,359	593,248

(i)	As fees were declined by the director, no directshares were allocated during fiscal 2005.
Specified executives’ interests in shares of the Telstra Entity
As at 30 June 2005 and 30 June 2004, the specified executives and their personally related entities had interests in the share capital of the Telstra Entity as follows:

	Total shares			Shares acquired	Total shares
	held as at	Ownshare	Exercise of	or disposed of by	held as at	Shares that are
	30 June 2004	allocation	options	other means	30 June 2005	held nominally
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares

Bruce Akhurst	62,491	—	—	—	62,491	54,711
Douglas Campbell	37,200	—	—	—	37,200	27,500
David Moffatt	3,700	—	—	—	3,700	3,100
Ted Pretty	2,400	—	—	—	2,400	2,400
Michael Rocca	12,000	—	—	—	12,000	—
Bill Scales	9,916	—	—	—	9,916	1,400
Deena Shiff	14,480	—	—	—	14,480	8,800
John Stanhope	10,940	—	—	—	10,940	3,960
David Thodey	18,262	—	—	—	18,262	5,800

	171,389	—	—	—	171,389	107,671

Total shareholdings include shares held by the directors, specified executives and their personally related entities. Unless related to TESOP99, TESOP97 or Telstra Growthshare, shares acquired or disposed by directors during the year were on an arm’s length basis at market price.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures (continued)
Controlled entities disclosures
Amounts receivable from and payable to entities in the wholly owned group and other controlled entities are as follows:

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Total amounts receivable at 30 June from:
Current
Wholly owned controlled entities	9	—	—	2,194	1,265
Provision for amounts owed by wholly owned controlled entities (i)	9	—	—	(1,469)	(994)

		—	—	725	271
Non current
Non wholly owned controlled entities		—	—	7	—
Wholly owned controlled entities		—	—	49	362
Provision for amounts owed by wholly owned controlled entities		—	—	—	(45)

		—	—	56	317

		—	—	781	588

Total amounts payable at 30 June to:
Current
Wholly owned controlled entities — payables	15	—	—	5	5
Wholly owned controlled entities — loans	16	—	—	2,400	2,282

		—	—	2,405	2,287

Transactions with our controlled entities
(i) Included in the profit before income tax expense of the Telstra Entity was a charge of $475 million (2004: $709 million) in relation to the provision for amounts owed by a controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes (refer note 3 for further information).
(ii) In fiscal 2005, a number of significant purchase and sale transactions occurred between the Telstra Entity and its wholly owned controlled entities as follows:
•	The Telstra Entity sold services, purchased goods and communications assets, paid fees and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.
•	Prior to fiscal 2005, our controlled entity, Network Design and Construction Limited (NDC), constructed communication assets on our behalf. During fiscal 2004, we paid for the purchase and maintenance of communication assets from NDC amounting to $79 million (2003: $737 million). During that year, the operations of NDC were purchased by the Telstra Entity and incorporated back into the business of Telstra Corporation Limited. As a result, no trading occurred between the Telstra Entity and NDC during fiscal 2005. Refer to the accompanying notes to our statement of cashflows for details of the balances acquired by the Telstra Entity.

•	Included in the revenue of the Telstra Entity is $628 million (2004: $599 million) in royalty fees received from a controlled entity for the use of our Yellow Pages ® and White Pages ® trademarks. Included in our revenue received in advance balance at 30 June 2005 is $240 million (2004: $247 million) for the use of our Yellow Pages ® trademark and $104 million (2004:$92 million) for the use of our White Pages ® trademark.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures (continued)
Other related entity disclosures
Amounts receivable and payable to other related entities:

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2005	2004	2005	2004
	Note	$m	$m	$m	$m

Total amounts receivable at 30 June from:
Current
Joint venture entities and associated entities — trade debtors		16	25	12	16
Joint venture entities and associated entities — loans	9	32	—	—	—

		48	25	12	16

Non current
Joint venture entities and associated entities — loans	9	232	226	226	226
Provision for amounts owed by joint venture entites and associated entities	9	(232)	(226)	(226)	(226)

		—	—	—	—

Total amounts payable at 30 June to:
Current
Joint venture entities and associated entities — accounts payable		21	46	13	38
Joint venture entities and associated entities — other	16	—	1	—	1

		21	47	13	39

During fiscal 2005, 2004 and 2003, we had the following transactions between members of the wholly owned group and other related entities:

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

Transactions between other related entities

Profit before income tax expense for the year includes the following transactions:

Sale of goods and services to:
Joint venture entities and associated entities	165	130	232	97	111

Purchase of goods and services from:
Joint venture entities and associated entities	533	528	1,113	277	334

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures (continued)
Other related entity disclosures (continued)
The Telstra Entity sold services, purchased goods and communications assets, paid fees and received and paid interest to our other related entities during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions unless otherwise noted.
During fiscal 2005, purchases of pay television services were made by the Telstra Group of $218 million (2004: $134 million; 2003: $25 million) from our joint venture entity FOXTEL. The purchases were to enable the resale of FOXTEL services to our existing customers. The purchases of pay television content are made to facilitate the Telstra Group’s ongoing product bundling initiatives. These purchases were made on normal commercial terms and conditions.
During fiscal 2005, we established a joint venture partnership with Hutchison 3G Australia Pty Ltd (H3GA) to jointly own and operate H3GA’s existing third generation radio access network and fund network development. In establishing the joint venture (known as the 3GIS Partnership), we have agreed to supply the use of our spectrum licences, operating and maintenance services, transmission capacity services and construction services. All the services we provide will be on normal commercial terms and conditions. In fiscal 2005 we have received an insignificant amount for the above transactions.
As at 30 June 2005, we had provided the use of our third generation property, plant and equipment to the partnership. We will receive a fee for the usage of these assets from the joint venture. As at balance date, the amount received was insignificant.
In fiscal 2003, we entered a capacity prepayment agreement with our joint venture entity Reach Ltd (Reach). On 16 April 2005, the capacity prepayment agreement was terminated and we entered into an indefeasible right of use (IRU) pursuant to which we and our co-shareholder, PCCW Limited, were allocated Reach’s international cable capacity (refer to note 9 for details). The IRU amounted to $205 million as at 30 June 2005 and is included in deferred expenditure, refer to note 14 for details.
As part of the arrangement, we have committed to fund half of Reach’s committed capital expenditure for the period until 2022, up to a value of US$106 million. Since 16 April 2005, Reach has drawn down $14 million from us to fund its capital expenditure commitments.
During fiscal 2005, purchases were made by the Telstra Group of $226 million (2004: $231 million; 2003: $506 million) and Telstra Entity of $192 million (2004: $177 million; 2003: $471 million) from Reach. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made in line with market prices. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $71 million (2004: $89 million; 2003: $109 million) and Telstra Entity of $62 million (2004: $79 million; 2003: $105 million) to Reach.
Prior to fiscal 2005, we purchased information technology services from our associated entity IBMGSA. During fiscal 2004, the purchases for Telstra Group amounted $73 million (2003: $413 million) and Telstra Entity $71 million (2003: $403 million). These amounts were for information technology services predominately resulting from a contract with IBMGSA. During that year, we sold our investment in IBMGSA and as a result, we have no related party transactions with IBMGSA in fiscal 2005. These purchases were made on normal commercial terms and conditions (refer note 3 for further information).
During fiscal 2005, we paid for operating expenses on behalf of the following entities:
•	Telstra Foundation Limited;

•	Telstra Community Development Trust;

•	Telstra Growthshare Trust;

•	Telstra Employee Share Ownership Plan I (TESOP97); and

•	Telstra Employee Share Ownership Plan II (TESOP99).
We own 100% of the share capital of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member (refer note 24 for further details). In respect of the other entities we have no direct ownership interests. These entities are operated by corporate trustees (of which we own 100%) and are run for the benefit of the beneficiaries. The expenses paid on behalf of these entities was not significant.
Loan to the Telstra Growthshare Trust
During fiscal 2000, Telstra created the Telstra Growthshare Trust, (which facilitates the senior executive equity participation plan). The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us. In prior financial years, we have advanced funds to the trust to enable it to purchase shares in the Telstra Entity.
The loan balance at 30 June 2005 of $45 million (2003: $65 million) was used to acquire Telstra Entity shares over which certain senior executives were granted options. The interest rate applicable to the loan balance at fiscal 2005 is 4.0% (2004: 4.0%). Telstra Growthshare also holds in trust certain shares allocated to senior executives and non-executive directors under the ownshare and directshare schemes (refer note 19 for further information).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Related party, directors’ and specified executives’ disclosures (continued)
Other related entity disclosures (continued)
Loans to employees
We have two employee shares schemes, being TESOP97 and TESOP99. At the commencement of the scheme, loans were advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP97 and TESOP99 are provided interest free. During fiscal 2005, $19 million (2004: $24 million) of the loans under TESOP97 and TESOP99 was repaid. At 30 June 2005, the outstanding loan balance for both schemes was $155 million (2004: $174 million). Refer to note 19 for further information.
Directors of controlled entities
Each of our controlled entity directors and their director related entities have telecommunications services transactions with us, which are on normal commercial terms and conditions and are trivial and domestic in nature.
Loans to directors of controlled entities
Certain employees of the Telstra Group who were eligible to participate in TESOP99 and TESOP97 (refer note 19) were also directors of controlled entities. The directors of the controlled entities were provided with an interest free loan to enable the purchase of shares from the Commonwealth on the same terms and conditions as all other employees eligible to participate in TESOP99 and TESOP97. During fiscal 2005, certain employees became directors of controlled entities in the Telstra Group. These directors brought with them existing loans of $35,722.
There were no new loans issued during fiscal 2005. Loan repayments of $21,425 (2004: $15,709) were made during the current fiscal year. For TESOP99 shares, directors that have resigned from the Company, continue to be the beneficial owner of the shares. The balance of the director loans outstanding at 30 June 2005 was $157,186 (2004: $185,277). All controlled entity directors as at year end listed below made loan repayments during fiscal 2005:
R Baxter
H Bradlow
J Burke
A Cherubin
T Crossley
C Davis
A Day
A Dix
W Donaldson
L Etienne
R Howard
P Jamieson
H Kelly
D Kirton
M Lawrey
A Lockwood
P McConnell
C Nanavati
G Nicholson
J Paitaridis
N Peckham
P Pickering
B Pilbeam
D Pitt
J Price
M Robey
C Rowles
L Saly
L Sorbello
W Treeby
M Walker
P Wallis
K Wijeyewardene
L Wood
There was 1 director (2004: nil) who repaid their TESOP97 loan in full during the year, Andrew Day. There were no directors (2004: nil) who repaid their TESOP99 loans in full.
Telstra shares owned by the Telstra Superannuation Scheme (Telstra Super)
Telstra Super owns shares in Telstra Corporation Limited. We own 100% of the equity of Telstra Super Pty Ltd, the trustee for Telstra Super. As at 30 June 2005, Telstra Super owned 13,280,885 (2004: 15,176,724) shares at a cost of $67 million (2004: $71 million) and a market value of $67 million (2004: $76 million). In fiscal 2005, we paid dividends to Telstra Super of $5 million (2004: $2 million).
In addition, Telstra Super holds bonds issued by Telstra Corporation Limited. As at 30 June 2005, Telstra Super holds bonds with a cost of $13 million (2004: $13 million) and a market value of $12 million (2004: $12 million). All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Events after balance date
We are not aware of any matter or circumstance that has occurred since 30 June 2005 that, in our opinion, has significantly affected or may significantly affect in future years:
•	our operations;

•	the results of those operations; or

•	the state of our affairs;
other than:
Dividend declaration
On 11 August 2005, we declared a fully franked final dividend of 14 cents per ordinary share and a fully franked special dividend of 6 cents per ordinary share. The record date for the final and special dividends will be 30 September 2005 with payment being made on 31 October 2005. Shares will trade excluding the entitlement to the dividends on 26 September 2005.
A provision for dividend payable has been raised as at the date of declaration, amounting to $2,489 million. The financial effect of the dividend declaration was not brought to account as at 30 June 2005.
On 11 August 2005, we also disclosed the intention to pay a fully franked special dividend of 6 cents per ordinary share with the interim dividend in respect of fiscal 2006. The proposed special dividend is part of the execution of our capital management program, whereby it is our intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend will be reflected in the fiscal 2006 financial statements.
Business acquisition
On 28 June, we announced the acquisition of 100% of the issued share capital of Keycorp Solutions Limited for a cash consideration of $55 million plus transaction costs. This acquisition is subject to approval by the shareholders of Keycorp Solutions Limited’s parent company, Keycorp Limited, and if approved, will be effective from 1 July 2005.
In conjunction with and conditional upon our purchase of Keycorp Solutions Limited, Keycorp Limited announced, subject to shareholder approval, it would use the proceeds from the sale to enable a pro-rata return of capital to shareholders of 41 cents per share. As a shareholder of Keycorp Limited, we are expecting to receive approximately $16 million in returned capital.
Keycorp Solutions Limited is a subsidiary of Keycorp Limited, an associated entity of ours, in which we hold 47.8% of the issued share capital. Keycorp Solutions Limited has previously partnered with us to provide payment transaction network carriage services to customers. In acquiring this entity, we will now provide the services in our own right.
Neither the acquisition nor the return of capital have been recognised in our financial statements as at 30 June 2005.
Appointment of CEO
We have appointed Sol Trujillo as our new Chief Executive Officer (CEO), effective 1 July 2005. The new CEO is undertaking an operational and strategic review to be completed within 3 to 4 months of his appointment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures
We undertake transactions in a range of financial instruments which can be classified as either primary (physical instruments) or secondary instruments (derivative instruments).
Our primary instruments include:
•	cash assets;

•	receivables;

•	payables;

•	bank deposits;

•	bills of exchange and commercial paper;

•	listed investments and investments in other corporations; and

•	various forms of borrowings, both receivable and payable.
These primary financial instruments enable us to achieve company objectives through facilitating our ongoing operating activities and ensuring that all entities within the Telstra Group remain solvent at all times.
Secondary instruments, or derivative instruments, create an obligation or right that effectively transfers one or more of the risks associated with an underlying primary financial instrument. We use derivatives to manage our exposure within levels considered acceptable to the group as determined by guidelines and policies approved by our Board. Instruments that we use to achieve this include:
•	forward foreign currency contracts;

•	cross currency swaps; and

•	interest rate swaps.
Primary instruments create underlying exposures for the group. The main risks associated with these instruments include:
•	interest rate risk;

•	foreign currency risk;

•	credit risk; and

•	liquidity risk.
Interest rate risk refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Our interest rate risk arises from the interest bearing financial assets and liabilities that we use, whether the primary instrument has a fixed or variable rate attached. We monitor this risk on our net debt portfolio which includes our financial liabilities less matching short term financial assets. We manage interest rate risk by:
•	controlling the settings of the group financial position to target levels of fixed and variable interest proportions of the net debt portfolio; and

•	ensuring access to diverse sources of funding, minimising risks of refinancing.
We use suitable derivative instruments as part of the management of this risk.
Foreign currency risk refers to the risk that the value of a financial commitment or investment will fluctuate due to changes in foreign currency exchange rates. Our foreign currency risk arises due to:
•	firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;

•	purchase commitments priced in foreign currencies;

•	investments denominated in foreign currencies; and

•	a portion of our borrowings denominated in foreign currencies.
We manage this risk by initially seeking contracts effectively denominated in Australian dollars where possible and economically favourable to do so. Where financial commitments are denominated in foreign currencies and do not form part of a natural hedging position, we manage exposure to rate movements through the use of derivative instruments.
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our statement of financial position. To help manage this risk:
•	we have a policy for establishing credit limits for the entities we deal with;

•	we may require collateral where appropriate; and

•	we minimise exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).
Liquidity risk includes the risk that, as a result of our operational liquidity requirements:
•	we will not have sufficient funds to settle a transaction on the due date;

•	we will be forced to sell financial assets at a value which is less than what they are worth; or

•	we may be unable to settle or recover a financial asset at all.
To help reduce these risks we:
•	have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;

•	have readily accessible standby facilities and other funding arrangements in place; and

•	generally use instruments that are tradeable in highly liquid markets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
After we have minimised the initial potential risk associated with entering into a primary financial instrument, any remaining risk is then hedged through the use of derivative instruments within guidelines approved by our Board. These instruments enable us to minimise our exposure to:
•	interest rate risk;

•	foreign currency risk; and/or

•	other market risk.
After hedging risk through derivatives, the remaining potential for gain or loss is managed. This is due to the gains or losses on the underlying physical transactions being offset by the gains or losses on the related derivative instrument. Hedging activities also enable us to minimise the volatility of our cash flows due to changes in interest rates and foreign currency exchange rates.
We do not speculatively trade in derivative instruments. All our derivative transactions are entered into to hedge the risks relating to underlying physical transactions.
To hedge our interest rate risk, we mainly use interest rate swaps and cross currency swaps. Our interest rate risk is calculated on our net debt portfolio, which includes both physical borrowings such as bonds and commercial paper and associated derivative instruments. We manage our net debt in accordance with set targeted interest rate profiles and debt maturity profiles.
To hedge our foreign currency risk, we predominantly use cross currency swaps and forward foreign currency contracts.
Our currency risk arising from translation of foreign currency borrowings and investments is determined by reference to the underlying primary instrument. In relation to borrowings, we effectively remove the currency risk by fully converting them to Australian dollar borrowings at drawdown by applying cross currency swaps, unless a natural hedge position exists. In relation to investments, we hedge using borrowings in the same currency and with the same interest rate characteristics where appropriate. We also enter into forward foreign currency contracts on anticipated future transactions in order to reduce our risk to a level considered acceptable by the Company.
Foreign currency risk on transactions (i.e. excluding translation risks) is calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.
Foreign currency risk also arises on translation of the financial reports of our non-Australian controlled entities. Our significant non- Australian controlled entities operate independently from us both financially and operationally. As a result, the majority of the foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. Where hedging of this risk is undertaken, we prefer to use foreign currency borrowings to provide a natural hedge position. Where this is not an option, other derivative instruments are used (e.g. forward foreign currency contracts).
We enter into, and hedge transactions in the following significant foreign currencies:
•	United States dollars;

•	British pounds sterling;

•	New Zealand dollars;

•	Euro;

•	Swiss francs;

•	Hong Kong dollars; and

•	Japanese yen.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Interest rate risk
Our exposure to interest rate risk and the effective interest rates on financial instruments at 30 June 2005 are shown in Table A below. This information includes all financial instruments both recognised and unrecognised in the statement of financial position. The information as at 30 June 2004 is shown in Table B.
Table A

	Telstra Group
	As at 30 June 2005
	Weighted	Interest rate				Non
	average	Floating	Fixed rate due dates			interest
	effective		1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (b)
	interest
	rate
	%	$m	$m	$m	$m	$m	$m	Note

Financial assets
Cash assets (a)	5.20	1,323	—	—	—	217	1,540	8
Trade debtors and accrued revenue	—	—	—	—	—	3,447	3,447	9
Share loan to employees	—	—	—	—	—	155	155	9
Other receivables (a)	4.00	—	—	—	45	166	211	9
Loans to joint venture entities and associated entities (a)	—	—	—	—	—	32	32	9
Cross currency swaps (a)	—	(192)	196	—	—	—	4	9

Total financial assets as at 30 June 2005		1,131	196	—	45	4,017	5,389

Financial liabilities
Bank overdraft(a)	6.27	14	—	—	—	—	14	16
Trade creditors and accrued expenditure	—	—	—	—	—	2,222	2,222	15
Other creditors	—	—	—	—	—	281	281	15
Deferred cash settlement for acquisitions	5.65	—	321	107	—	—	428	15
Bills of exchange and commercial paper (a)	5.24	449	—	—	—	—	449	16
Telstra bonds (a)	7.77	—	516	995	1,613	—	3,124	16
Other loans (a)	5.19	188	481	2,453	5,698	—	8,820	16
Cross currency swaps (a)	—	2,514	(327)	(1,390)	78	—	875	16
Finance lease liabilities (a)	12.07	—	7	18	27	—	52	16
Interest rate swaps (a)	—	(2,027)	(290)	122	2,195	—	—

Total financial liabilities as at 30 June 2005.		1,138	708	2,305	9,611	2,503	16,265

Net financial assets/(liabilities) as at 30 June 2005		(7)	(512)	(2,305)	(9,566)	1,514	(10,876)

(a) The effective yield (effective interest rate) on our net debt at 30 June 2005 was 7.22%, after taking into account the impact of interest rate swaps and cross currency swaps.
(b) Carrying amount as per statement of financial position.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Interest rate risk (continued)
Table B

	Telstra Group
	As at 30 June 2004
	Weighted
	average	Interest rate				Non
	effective	Floating	Fixed rate due dates			interest
	interest rate		1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (c)
	%	$m	$m	$m	$m	$m	$m	Note
Financial assets
Cash assets (a)	4.81	538	—	—	—	149	687	8
Trade debtors and accrued revenue	—	—	—	—	—	3,306	3,306	9
Share loan to employees	—	—	—	—	—	174	174	9
Other receivables (a)	4.00	—	—	—	65	189	254	9
Loans to joint ventures entities and associated entities (a)	—	—	—	—	—	—	—	9
Cross currency swaps (a)	—	(1,789)	342	1,877	(24)	—	406	9
Investments (b)	—	—	—	—	—	80	80	11
PCCW converting note (a)	5.00	—	85	—	—	—	85	14

Total financial assets as at 30 June 2004		(1,251)	427	1,877	41	3,898	4,992

Financial liabilities
Trade creditors and accrued expenditure	—	—	—	—	—	2,119	2,119	15
Other creditors	—	—	—	—	—	268	268	15
Loan from joint venture entity (a)	4.70	—	1	—	—	—	1	16
Bills of exchange and commercial paper (a)	5.21	869	—	—	—	—	869	16
Telstra bonds (a)	8.44	—	273	1,011	1,125	—	2,409	16
Other loans (a)	5.90	—	2,096	2,482	3,976	—	8,554	16
Cross currency swaps (a)	—	589	—	(151)	(28)	—	410	16
Finance lease liabilities (a)	6.47	—	7	9	1	—	17	16
Interest rate swaps (a)	—	(1,039)	574	(1,045)	1,510	—	—

Total financial liabilities as at 30 June 2004		419	2,951	2,306	6,584	2,387	14,647

Net financial assets/(liabilities) as at 30 June 2004		(1,670)	(2,524)	(429)	(6,543)	1,511	(9,655)

(a) The effective yield (effective interest rate) on our net debt at 30 June 2004 was 7.74%, after taking into account the impact of interest rate swaps and cross currency swaps.
(b) This excludes investments in joint venture entities and associated entities.
(c) Carrying amount as per statement of financial position.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Credit risk
Credit risk associated with the statement of financial position
The recorded amounts of financial assets included in the consolidated statement of financial position, net of any applicable provisions for loss, represent our maximum exposure due to credit risk for these assets. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis. Accordingly, our maximum credit risk exposure amounts to $5,389 million (2004: $4,992 million).
We do not have any other significant operating exposure to any individual contracting entity.
Overall credit risk
The major concentrations of credit risk for the group arise from our transactions in money market instruments, forward foreign currency contracts, cross currency and interest rate swaps. One of the methods that we use to manage the risk relating to these instruments is to monitor our exposure by country of jurisdiction. When reviewing concentrations of risk, we adjust for the period to maturity of relevant instruments in our portfolio to accurately consider our exposure at a point in time. On this basis, our credit risk exposure (which includes a time based volatility allowance (VAR)) by country of jurisdiction is included in Table C below.
Table C

	Telstra Group
	Credit risk concentrations (VAR based)
	As at 30 June
	2005		2004
	%	$m	%	$m

Australia	35	2,258	27	1,811
United States	32	2,078	53	3,663
Japan	1	64	—	17
Europe	16	1,065	11	770
United Kingdom	4	278	4	257
Canada	3	178	2	152
Switzerland	7	441	2	134
Other	2	126	1	63

	100	6,488	100	6,867

In addition to the credit risk on our primary financial instruments, we also have exposure on our derivative instruments. The values shown in Table D include all transactions where the net fair value is favourable. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. The amounts disclosed in Table D are different from those shown in the net fair value amounts in Tables G and H as these show the net fair value after netting favourable against unfavourable transactions. Table D only shows the favourable transactions.
Table D

	Telstra Group
	Net fair value
	As at 30 June
	2005	2004
	$m	$m

Interest rate swaps	560	348
Cross currency swaps	50	526
Forward foreign currency contracts	4	24

	614	898

Net fair value of our financial assets and financial liabilities
Apart from those items referred to below, our financial assets and financial liabilities recorded in the statement of financial position approximate net fair value.
Table E

	Telstra Group
	Carrying amount		Net fair value
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Not readily traded
Financial assets
Employee share
ownership plan loans (a)	155	174	135	150

Converting note issued by PCCW	—	85	—	85

Traded on organised markets
Financial assets
Listed investments	—	15	—	71

Financial liabilities
Telstra bonds (b)	3,176	2,457	3,361	2,621
Other loans (b)	8,949	8,647	9,636	9,159

	12,125	11,104	12,997	11,780

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Net fair value of our financial assets and financial liabilities (continued)
(a) Share loans to employees represent amounts receivable from employees under the Telstra Employee Share Ownership Plan (TESOP97) and the Telstra Employee Share Ownership Plan II (TESOP99). Refer to note 19 for details regarding the share plans. The loan balance has not been written down to net fair value as the loan is considered fully recoverable over the period of the employee share schemes. The net fair value is determined separately for TESOP97 and TESOP99 as the lesser of the employee share loan balance and the market value of the shares held for the purpose of facilitating the operations of the relevant share plans by TESOP97 and TESOP99.
(b) The carrying amount represents the net principal which is recorded in interest bearing liabilities and accrued interest which is recorded in current payables.
Unless there is evidence to suggest otherwise, financial assets and financial liabilities with a short term to maturity are considered to approximate net fair value. This includes items such as bank deposits, trade debtors, payables, bills of exchange and commercial paper.
The net fair values of other financial assets and financial liabilities (apart from our listed investments) are determined through reference to discounted cash flows, current risk adjusted market interest rates and any rights specific to each instrument or group of instruments. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded. Net fair values of interest rate swaps, cross currency swaps and forward foreign currency contracts are calculated at prices based on amounts quoted on Reuters to close out existing contracts (both favourable and unfavourable).
The net fair value of our derivative instruments is included in the following discussion on derivatives.
Additional information about our derivative instruments
As indicated, we enter into contracts for derivative instruments to hedge risks relating to underlying transactions. The following information provides further details on terms and conditions relating to those derivative instruments. To appropriately assess our exposure to risk, these secondary instruments should be viewed in the context of the underlying transactions and balances being hedged. As a result, net market values and other data should not be assessed on their own.
Our major exposure to interest rate risk and foreign currency risk arises from our loans and borrowings. It is our policy to hedge the interest rate exposure on our debt portfolio to adjust the ratio of fixed interest debt to variable interest debt, as required by our debt management policy.
We also hedge currency exposure on our foreign currency loans and borrowings remaining after considering any natural hedging positions. We mainly use cross currency swaps, interest rate swaps, and forward foreign currency contracts to achieve this position.
The terms and conditions in relation to interest rate and maturity of the cross currency swaps are similar to the terms and conditions of the underlying hedged borrowings in note 16.
The due dates of interest rate swaps match the due dates of the underlying debt within the requirements of our debt management policy. Net interest receipts and payments are recognised as an adjustment to borrowing costs.
At 30 June 2005 and 30 June 2004, the Australian dollar interest rates applicable to our derivatives varied as shown in Table F below.
Table F

	Telstra Group
	Interest rate variations
	As at 30 June
	2005	2004

Cross currency swaps
Fixed	from 6.25% to 7.05%	7.05%

Variable	from 5.61% to 7.12%	from 5.45% to 6.94%

Interest rate swaps
Fixed	from 5.34% to 8.24%	from 5.27% to 10.14%

Variable	from 5.66% to 6.12%	from 5.48% to 5.94%

The notional principal amounts of interest rate swaps represent the face values of swap contracts entered into by us that are outstanding at balance date. The notional principal amounts do not represent amounts exchanged or to be exchanged by the parties to the contract. They are not a true reflection of the credit risk and are therefore not recorded in the statement of financial position.
The maturity dates, net notional principal amounts, net fair value and carrying amounts of our outstanding interest rate swaps at balance date are shown in Table G following.
The gross notional principal amounts of our interest rate swaps are $10,843 million (2004: $12,884 million). The gross notional principal amounts of interest rate swaps is significantly larger than the net notional principal amounts shown. This is due to the net notional principal amount taking into account our offsetting positions. Gross positions have also been modified over time as volumes and positions have changed.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Additional information about our derivative instruments (continued)
Table G

	Telstra Group
	Net notional		Net
	principal amount (a)		fair value (b)		Carrying amount (c)
	As at 30 June
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m

Interest rate swaps with floating interest rates
- Less than one year receivable/(payable)	290	(574)	(2)	39	(1)	—
- One to five years receivable/(payable)	(122)	1,045	(30)	(74)	(3)	(5)
- Greater than five years receivable/(payable)	(2,195)	(1,510)	411	227	45	30

	(2,027)	(1,039)	379	192	41	25

(a) At 30 June 2005 and 30 June 2004, we had a net interest rate swap position of pay variable. This means that on a net basis we pay interest on the interest rate swap at variable rates and receive interest on the interest rate swaps at fixed rates. As a result our exposure to movements in interest rates is managed.
(b) The net fair value represents the market value of both the fixed and floating components of our interest rate swaps and includes the costs that would be incurred to exchange at settlement.
(c) The carrying amount represents the accrued interest payable on interest rate swaps which is included in current payables.
The maturity profile, notional principal amounts, net fair values and carrying amounts of our outstanding cross currency swaps at balance date are shown in Table H below.
Table H

	Telstra Group
	Notional		Net
	principal amount (a)		fair value (b)		Carrying amount (c)
	As at 30 June
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m

Cross currency swaps
- Less than one year	530	1,927	16	171	10	167
- One to five years	2,463	2,212	(97)	161	(175)	54
- Greater than five years	6,266	4,172	(783)	(253)	(706)	(212)

	9,259	8,311	(864)	79	(871)	9

(a) The notional principal amount represents the face value of the payable leg of our swaps we have entered into, denominated in Australian dollars.
(b) The net fair value represents the market value of our outstanding cross currency swaps and includes the costs that would be incurred to exchange at settlement.
(c) The carrying amount represents the revalued component of our net principal which is recorded in interest bearing liabilities, current receivables and non current receivables and accrued interest which is recorded in current receivables.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Additional financial instruments disclosures (continued)
Additional information about our derivative instruments (continued)
We also have exposure to foreign currency risk through our ongoing business activities where we have purchase or settlement commitments in foreign currencies. This includes equipment and material purchases or other currency conversion exposures on ongoing receivables and payables, excluding loan and borrowing balances. In addition, we have exposure to foreign currency risk as a result of our investments in offshore activities, including our investments in TelstraClear Limited and Hong Kong CSL Limited. This risk is created by the translation of the net assets of these entities from their operating currency to Australian dollars. Our exposures before and after hedging are detailed in Table I below:
Table I

	Telstra Group
	Exposure		Exposure
	before hedging		after hedging
	As at 30 June		As at 30 June
	2005	2004	2005	2004
	$m	$m	$m	$m

Net anticipated future transactions (amounts payable)	(105)	(176)	(56)	(82)
Net transaction exposure (on amounts payable recorded in the statement of financial position)	(65)	(40)	(51)	(23)
Translation exposure (offshore investments)	2,154	2,301	1,074	763

	1,984	2,085	967	658

The maturity dates of the anticipated future transactions are as follows:
Less than one year	(105)	(176)

Our hedging policy provides effective hedging for all our foreign currency exchange exposures within levels considered acceptable to the Company.
     Details of forward foreign currency contracts we have entered into to hedge our trading activities are combined with forward foreign currency contracts entered into to hedge our loans and borrowings in Table J below. Details include net Australian dollar amounts receivable/(payable), settlement dates and average contractual forward exchange rates.
Table J

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

United States (US) dollars
- less than three months, at rates averaging US$0.7607 (2004: US$0.6951)	43	(388)
- 3 to 12 months, at rates averaging US$0.7329 (2004: US$0.7369)	32	105
- 12 to 18 months, at rates averaging US$0.5938 (2004: US$0.6046)	4	8
- over 18 months, at rates averaging US$0.5936 (2004: US$0.6135)	3	19

	82	(256)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)
Additional information about our derivative instruments (continued)
Table J (continued)

	Telstra Group
	As at 30 June
	2005	2004
	$m	$m

British pounds sterling
- less than three months, at rates averaging British pounds sterling 0.4150 (2004: British pounds sterling nil)	1	—
-3 to 12 months, at rates averaging British pounds sterling nil (2004: British pounds sterling 0.4181)	—	7

	1	7

New Zealand (NZ) dollars
- less than three months, at rates averaging NZ$1.0678 (2004: NZ$1.1679)	70	(130)

Hong Kong (HK) dollars
- less than three months, at rates averaging HK$6.0099 (2004: HK$4.8184)	(10)	(126)

Our offshore controlled entities have also entered into the following Australian dollar forward foreign currency contracts:
- less than three months, at rates averaging Australian $nil (2004: Australian dollars $0.8905)	—	2
- 3 to 12 months, at rates averaging Australian $nil (2004: Australian dollars $0.8748)	—	4

	—	6

The net fair value of forward foreign currency contracts at 30 June 2005 is a $5 million loss (2004: $1 million gain).
For interest rate swaps, cross currency swaps and forward foreign currency contracts where the carrying amount is in excess of net fair value at balance date, no reduction to net fair value is made since these derivatives act as hedges of underlying physical transactions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures
Reconciliations to financial reports prepared using USGAAP
Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). AGAAP has significant differences from the accounting principles generally accepted in the United States (USGAAP). The significant differences between AGAAP and USGAAP are presented throughout note 30. Additionally, where there is no conflict with AGAAP requirements we have incorporated some of the additional USGAAP requirements throughout the AGAAP financial statements.

			Telstra Group
			Year ended 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

Reconciliation of net income to USGAAP

AGAAP net income reported in statement of financial performance			4,447	3,388	4,118	3,429

Adjustments required to agree with USGAAP
Property, plant and equipment	30	(a)	(75)	(57)	(86)	(323)
Retirement benefit (expense)/gain	30	(f)	(175)	(133)	(3,965)	130
Income tax (expense)/benefit	30	(i)	(62)	(47)	1,228	164
Employee compensation expense	30	(j)	2	2	—	—
Derivative financial instruments and hedging activities	30	(l)	(96)	(73)	264	(420)
PCCW converting note	30	(l)	(10)	(8)	(2)	12
Equity accounting and write down adjustments for Reach Ltd (Reach)	30	(n)	(8)	(6)	(264)	665
Fair value / general reserve adjustments	30	(p)	5	4	(35)	9
Goodwill and other intangible asset adjustments	30	(q)	146	111	122	(216)
Consolidation of variable interest entities	30	(r)	(2)	(2)	1	—

Net income per USGAAP			4,172	3,179	1,381	3,450

Statement of financial performance measured and classified per USGAAP

Operating revenue (i)			22,167	16,887	20,737	20,495
Operating expenses:
Labour (viii)			3,866	2,944	7,183	3,074
Goods and services purchased (v)			3,442	2,622	2,924	3,236
Depreciation and amortisation			3,712	2,828	3,609	3,532
Other operating expenses			4,560	3,474	4,756	4,337

Total operating expenses			15,580	11,868	18,472	14,179

Operating income			6,587	5,019	2,265	6,316
Net interest expense (ii)			(760)	(580)	(715)	(823)
Dividend income	2		—	—	1	1
Share of net losses of joint venture entities and associated entities			(7)	(5)	(253)	(114)
Other income/(expense) (iii) .			232	177	671	(297)

Net income before income tax expense and minority interests			6,052	4,611	1,969	5,083
Income tax expense	30	(i)	1,880	1,432	593	1,359

Net income before minority interests and cumulative effect adjustments			4,172	3,179	1,376	3,724
Minority interests			—	—	1	35

Net income before cumulative effect adjustments			4,172	3,179	1,377	3,759
Cumulative effect of changes in accounting principles, net of tax	30(r), 30(q)		—	—	4	(309)

Net income per USGAAP			4,172	3,179	1,381	3,450

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)

			Telstra Group
			Year ended 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

Reconciliation of certain statement of financial performance components

In order to present the statement of financial performance according to USGAAP, the following components have been reconciled from AGAAP to USGAAP:

Revenue from ordinary activities per AGAAP	2		22,657	17,260	21,280	21,616
Revenue for services provided to 3GIS Partnership			6	5	—	—
Dividend income	2		—	—	(1)	(1)
Revenue from the sale of non current assets	2		(226)	(172)	(330)	(859)
Other revenue per AGAAP (iv)			(270)	(206)	(212)	(261)

(i) Operating revenue per USGAAP			22,167	16,887	20,737	20,495

Net borrowing costs per AGAAP			(736)	(561)	(712)	(795)
Additional derivative financial instruments and hedging expenses			—	—	—	(15)
Interest income on Reach capacity prepayment			(18)	(14)	4	2
PCCW converting note interest revenue reversal			(4)	(3)	(4)	(15)
Elimination of interest income from employee share plan trusts			(2)	(2)	(3)	—

(ii) Net interest expense per USGAAP			(760)	(580)	(715)	(823)

(iv) Other revenue per AGAAP			270	206	212	261
AGAAP Net profit/(loss) on sale of:
- property, plant and equipment	3	(a)	8	6	40	173
- investments in controlled entities	3	(a)	—	—	—	5
- investments in joint venture entities	3	(a)	16	12	—	3
- investments in associated entities	3	(a)	—	—	170	9
- investments in listed entities and other corporations	3	(a)	67	51	8	(2)
- businesses	3	(a)	—	—	—	10
- sale of PCCW converting note	3	(a)	(4)	(3)	—	—
Reversal of revenue on sale of PCCW converting note			(76)	(58)	—	—
USGAAP net profit/(loss) on sale of non current assets			4	3	(26)	48
USGAAP write down of Reach investment	30	(n)	—	—	—	(203)
USGAAP impairment of CSL goodwill	30	(q)	—	—	—	(85)
USGAAP reversal of gain on sale/leaseback and subsequent amortisation	30	(a)	18	14	18	(162)
Derivative financial instruments and hedging activities			(95)	(72)	265	(404)
PCCW converting note			(6)	(5)	2	27
Net foreign currency translation gains/(losses)			30	23	(18)	23

(iii) Other income/(expense) per USGAAP			232	177	671	(297)

(v) Cost of sales includes both direct and indirect costs involved in the sale of the Company’s goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, we do not report our costs according to this description and classify all of our expenses according to the nature of the expense, referred to as “goods and services purchased” in relation to the sale of goods and services.
Goods and services purchased mainly comprises:
•	Network service capacity from external communication service providers;

•	Mobile handsets sold to customers;

•	Cost of goods sold (other than mobile handsets); and

•	Directory paper costs.
Goods and services purchased does not equate to cost of sales due to the non inclusion of depreciation and other indirect costs associated with the provision of our telecommunications services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)

			Telstra Group
			Year ended 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

USGAAP Earnings per share

Net income per USGAAP			4,172	3,179	1,381	3,450

			¢	US¢	¢	¢

Basic earnings per share before cumulative effect of change in accounting principles			33.6	25.6	10.9	29.4
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	30	(q)	—	—	—	(2.4)

Basic earnings per share per USGAAP (cents) (viii)			33.6	25.6	10.9	27.0

Dilutive earnings per share before cumulative effect of change in accounting principles			33.5	25.5	10.9	29.3
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	30	(q)	—	—	—	(2.4)

Diluted earnings per share per USGAAP (cents) (viii)			33.5	25.5	10.9	26.9

	Number (in millions)

Weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations (vi)	12,431	12,431	12,636	12,793

Effect of dilutive employee share options (vii)	37	37	38	36

Weighted average number of potential ordinary shares and common share equivalents used for diluted earnings per share calculations .	12,468	12,468	12,674	12,829

	Number (in millions)

(vi) Reconciliation of weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations
Number of shares used for AGAAP earnings per share calculations	6		12,513	12,513	12,723	12,867
Adjusted for:
- weighted average TESOP97 and TESOP99 options outstanding during the year	30	(j)	(62)	(62)	(66)	(74)
- stock held by employee share plan trusts	30	(r)	(20)	(20)	(21)	—

Number of shares used for USGAAP basic earnings per share calculations			12,431	12,431	12,636	12,793

(vii) In fiscal 2005 and 2004, only the TESOP97 options and the deferred share options are dilutive to dilutive earnings per share per USGAAP. In fiscal 2003, only the TESOP97 options were dilutive to dilutive earnings per share per USGAAP. Refer to note 30(j) for further information regarding the impact of the options, restricted share options, performance right options and TESOP99 options on the earnings per share calculation.
(viii) Labour expense in fiscal 2004 includes the additional expense recognised on the settlement of the CSS defined benefit fund ($3,870 million). This has impacted net income per USGAAP and the calculation of basic and diluted earnings per share per USGAAP. Refer to note 30(f) for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)

			Telstra Group
			As at 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

Reconciliation of shareholders’ equity to USGAAP

AGAAP shareholders’ equity per statement of financial position			14,881	11,336	15,361	15,422

Cumulative adjustments required to agree with USGAAP
Property, plant and equipment	30	(a)	(65)	(49)	10	96
Listed investments (available-for-sale securities)	30	(b)	—	—	56	57
Minority interests	30	(d)	(2)	(2)	(2)	(2)
Retirement benefits	30	(f)	78	59	253	4,217
Income tax	.30	(i)	110	83	144	(1,031)
Employee share loans	30	(j)	(155)	(118)	(174)	(198)
Derivative financial instruments and hedging activities	30	(l)	(370)	(282)	(274)	(538)
PCCW converting note (available-for-sale security)	30	(l)	—	—	—	2
Sale of Global Wholesale Business to Reach Ltd (Reach) — fiscal 2001	.30	(m)	(882)	(672)	(882)	(882)
Equity accounting and write down adjustments for Reach Ltd (Reach)	30	(n)	576	439	584	696
Consolidation adjustment for Telstra CSL Limited (CSL)	30	(o)	936	714	936	936
Fair value / general reserve adjustments	30	(p)	(54)	(41)	(54)	(54)
Goodwill and other intangible asset adjustments	30	(q)	(649)	(494)	(605)	(696)
Consolidation of variable interest entities	30	(r)	(37)	(28)	(62)	—

Shareholders’ equity per USGAAP			14,367	10,945	15,291	18,025

Statement of financial position measured and classified per USGAAP

Current assets
Cash			1,548	1,179	690	1,300
Accounts receivable, net			3,515	2,678	3,336	3,561
Inventories	10		232	177	229	260
Deferred tax asset	30	(i)	294	224	200	166
Other assets			796	606	718	578

Total current assets			6,385	4,864	5,173	5,865

Non current assets
Receivables			64	49	80	259
Derivative financial instruments			369	281	664	694
Inventories	10		15	11	10	14
Investments — accounted for using the equity method			55	42	44	161
Investments — other non current			—	—	221	238
Property, plant and equipment			48,428	36,892	46,184	44,635
Accumulated depreciation of property, plant and equipment			(25,037)	(19,073)	(23,160)	(21,356)
Goodwill, net			2,628	2,002	2,273	2,112
Other intangible assets, net			1,589	1,211	1,512	1,146
Prepaid pension assets	30	(f)	78	59	253	4,217
Other assets			2,392	1,822	2,326	2,437

Total non current assets			30,581	23,296	30,407	34,557

Total assets			36,966	28,160	35,580	40,422

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)

			Telstra Group
			As at 30 June
			2005	2005	2004	2003
	Note		$m	US$m	$m	$m

Statement of financial position measured and classified per USGAAP (continued)

Current liabilities
Payables			2,765	2,106	2,338	2,525
Borrowings — short term debt			463	353	870	644
Borrowings — long term debt due within one year			1,061	808	2,376	679
Income tax payable			534	407	539	660
Provisions	17		389	296	358	353
Revenue received in advance			1,150	876	1,113	991

Total current liabilities			6,362	4,846	7,594	5,852

Non current liabilities
Payables			122	93	35	13
Derivative financial instruments			859	654	390	549
Borrowings — long term debt			11,641	8,868	9,095	11,580
Deferred tax liability	30	(i)	2,281	1,737	1,861	3,011
Provisions	17		836	637	778	814
Revenue received in advance			496	378	534	576

Total non current liabilities			16,235	12,367	12,693	16,543

Total liabilities			22,597	17,213	20,287	22,395

Minority interests			2	2	2	2

Net assets			14,367	10,945	15,291	18,025

Shareholders’ equity
Contributed equity — 12,443,074,357 shares issued at 30 June 2005 (2004: 12,628,359,026 shares, 2003: 12,866,600,200 shares) (ix)	18		5,793	4,413	6,073	6,433
Share loan to employees — 60,378,525 shares at 30 June 2005 (2004: 62,949,000 shares, 2003: 69,160,725 shares)	30	(j)	(155)	(118)	(174)	(198)
Stock held by employee share plan trusts — 20,216,091 shares at 30 June 2005 (2004: 20,956,641 shares)	30	(r)	(113)	(86)	(117)	—
Additional paid in capital from employee share plans	30	(j)	396	302	382	333

Total share capital			5,921	4,511	6,164	6,568

Accumulated other comprehensive loss (x)			(689)	(525)	(435)	(554)
Retained earnings			9,135	6,959	9,562	12,011

Total shareholders’ equity			14,367	10,945	15,291	18,025

(ix) Number of shares issued includes shares issued to employees under share loans and shares held by employee share plan trusts. Net balance of shares issued and outstanding at 30 June 2005 is 12,362,479,741 shares (2004: 12,544,453,385 shares; 2003: 12,797,439,475 shares).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
(x) Accumulated other comprehensive loss
Accumulated other comprehensive loss, net of related tax, for USGAAP consists of the following components:

	Telstra Group
	As at 30 June
	2005	2004	2003
	$m	$m	$m

Foreign currency translation reserve	(710)	(475)	(644)
(tax effect)	34	21	72

	(676)	(454)	(572)

Derivative financial instruments	(19)	(19)	(22)
(tax effect)	6	6	7

	(13)	(13)	(15)

Unrealised gain on available-for-sale securities	—	46	47
(tax effect)	—	(14)	(14)

	—	32	33

Accumulated other comprehensive loss (net of tax)	(689)	(435)	(554)

Other comprehensive (loss)/income disclosure
Other comprehensive (loss)/income is calculated by totalling movements in shareholders’ equity that are not related to contributions from owners or payments to owners.

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	$m	$m	$m

Foreign currency translation reserve, after tax of $13 million increase (2004: $51 million decrease, 2003: $55 million increase)	(222)	118	(491)
Derivative financial instruments after tax of $ nil (2004: $1 million decrease, 2003: $2 million decrease)	—	2	3
Unrealised (loss)/gain on available-for-sale securities, after tax of $4 million decrease (2004: $2 million decrease, 2003: $22 million increase)	(7)	4	(50)
Realised (gain)/loss on sale of available-for- sale securities transferred to net income, after tax of $10 million decrease (2004: $2 million increase, 2003: $5 million decrease)	(25)	(5)	11

USGAAP other comprehensive (loss)/income	(254)	119	(527)

The reclassification out of accumulated other comprehensive (loss)/ income to net income was determined on the basis of specific identification.
In fiscal 2005, the proceeds from sales of available-for-sale equity securities were $141 million (2004: $24 million, 2003: $7 million).
The gain recorded as part of other comprehensive income/(loss) in relation to derivative and nonderivative instruments that have been designated as hedges of the foreign currency exposure of our net investments in foreign operations for fiscal 2005 is $31 million (2004: $24 million loss; 2003: $11 million gain).
Total comprehensive income disclosure
Total comprehensive income is calculated by adding net income and other comprehensive income.

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	$m	$m	$m

Net income per USGAAP	4,172	1,381	3,450
USGAAP other comprehensive (loss)/income	(254)	119	(527)

USGAAP total comprehensive income	3,918	1,500	2,923

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP
30(a) Property, plant and equipment
Revaluations
Prior to 1 July 2000, AGAAP allowed property, plant and equipment to be revalued upwards. Increases in revalued amounts were recorded in an asset revaluation reserve, unless they reversed a previous revaluation decrease charged to the statement of financial performance. Impairments (decreases) to asset values were recorded in the statement of financial performance, unless they reversed a previous increase still remaining in the asset revaluation reserve.
Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. Including the broadband network described below, the net adjustment included in the reconciliation to shareholders’ equity to reduce revalued property, plant and equipment to historical cost for revaluations and impairments not allowed under USGAAP is $432 million for fiscal 2005 (2004: $413 million; 2003: $401 million). For fiscal 2005, net adjustments for depreciation and disposals of $19 million expense (2004: $12 million expense; 2003: $6 million benefit) has been included in the reconciliation of net income to USGAAP.
USGAAP impairment loss reversal — broadband network
In fiscal 1997, under AGAAP we wrote down the value of our broadband network. We recognised an impairment loss of $342 million in net income and $245 million was adjusted against the asset revaluation reserve. Under USGAAP, the initial future undiscounted cash flows derived from our broadband network were greater than the recorded value and continue to be as at 30 June 2005. The reversal of the impairment loss has been adjusted for in the reconciliations of net income and shareholders’ equity to USGAAP and additional depreciation of $25 million was recorded in the reconciliation of net income to USGAAP in fiscal 2005 (2004: $26 million; 2003: $62 million), included in the net adjustments above.
Depreciation expense
Depreciation expense for AGAAP and USGAAP has been calculated using the straight line method of depreciation. Under AGAAP, depreciation expense is based on the recorded amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders’ equity to USGAAP.
Indirect overheads included as part of the cost of constructed assets
Under AGAAP, before 1 July 1996 we recorded overhead costs directly associated with the construction of our communication assets as part of the cost of those assets. We expensed all indirect overhead costs as incurred. From 1 July 1996, indirect overhead costs (as well as direct overhead costs) associated with operations and management personnel directly involved in the construction of our communication assets have been recorded as part of the cost of those assets. This policy is now the same as USGAAP.
To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised overheads with a net book value of $381 million (2004: $441 million, 2003: $515 million) have been included in the reconciliation of shareholders’ equity to USGAAP as at 30 June 2005. For fiscal 2005, additional depreciation and disposals of $60 million (2004: $74 million; 2003: $123 million) have been included in the reconciliation of net income to USGAAP.
Borrowing costs included as part of the cost of constructed assets
Under AGAAP, before 1 July 1996, we expensed all borrowing costs when incurred. From 1 July 1996, borrowing costs relating to the construction of property, plant and equipment for internal use are recorded as part of the asset cost, consistent with USGAAP.
To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised interest with a net book value of $112 million (2004: $126 million, 2003: $144 million) have been included in the reconciliation of shareholders’ equity to USGAAP as at 30 June 2005. For fiscal 2005, additional depreciation and disposals of $14 million (2004: $18 million; 2003: $44 million) have been included in the reconciliation of net income to USGAAP.
Sale of property sold as part of a sale and lease back transaction
Under AGAAP, in fiscal 2002 we classified some land and buildings held for sale as other current assets. Under USGAAP, usually assets held for sale are classified as current assets. However, as these assets were part of a sale and leaseback transaction, the land and buildings remained in property, plant and equipment until the sale was complete. In fiscal 2002, these assets were reclassified, with a net increase to property, plant and equipment of $435 million.
The property held for sale under AGAAP in fiscal 2002 was sold in fiscal 2003. Under AGAAP the net gain was recognised in net income.
Under USGAAP, any gains made on assets as part of a sale and leaseback transaction must be deferred and recognised over the period of the underlying leases. For fiscal 2003, the net gain reversed was $113 million. Of this balance, a net gain of $12 million has been recognised in fiscal 2005 in the reconciliations of net income and shareholders’ equity to USGAAP (2004: $12 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(a) Property, plant and equipment (continued)
Profits/(losses) on the sale of assets
Under AGAAP, proceeds on sale of non current assets are recorded as revenue from ordinary activities — other revenue, and the net book value of assets sold is recorded as other operating expenses, with the net impact representing the profit or loss on sale of non current assets.
For USGAAP, the sale of non current assets is not considered to be an operating activity and as a result the net profit or loss on the sale of non current assets is reclassified to other income below operating income.
AGAAP reported profits or losses on the sale of revalued assets are based on revenue received less revalued net book value. For USGAAP, profits or losses are based on revenue received less historical net book value. Adjustments are made to the reconciliation of net income to USGAAP to record this difference in the profit or loss on sale.
Asset retirement obligations
Asset retirement obligations exist on our general purpose leased buildings and certain mobile tower communication assets that are situated on land held under operating leases. USGAAP requires us to recognise the fair value of these legal obligations as a liability, with the cost capitalised as part of the asset carrying value. Our treatment under AGAAP of these obligations is detailed in note 1.19(c).
We have determined that the difference in our AGAAP and USGAAP accounting policies for these asset retirement obligations is not material to us. Therefore, no adjustment has been made to the USGAAP reconciliation.
30(b) Investments
Investments in joint venture entities and associated entities
For a description of the USGAAP treatment of our investment in Reach, refer to note 30(n).
3GIS Partnership
In fiscal 2005, we entered into an arrangement with Hutchison 3G Australia Pty Ltd (H3GA) to jointly own and operate H3GA’s existing third generation radio access network (RAN) assets and fund future network development. The 3GIS Partnership was established to operate this network and commenced 31 December 2004. The partners each made an initial investment of $1 but will provide additional capital as required in the form of interest free loans.
Under AGAAP, we recognise our share of the RAN assets held by the partnership within property, plant and equipment. Expenses incurred by the partnership are on-charged to the partners in equal proportion. Refer to note 1.11(c) for further information.
Under USGAAP, we account for the 3GIS Partnership using the equity method. As such, the interest free loans are considered to form part of the investment in the partnership, and we record our share of the partnership’s results against our investment. For fiscal 2005, this results in a USGAAP adjustment to reclassify $2 million of property, plant and equipment to investments. There is no material adjustment required to the reconciliation of net income or shareholders’ equity to USGAAP.
Equity securities (joint venture entities and associated entities)
Under AGAAP, temporary changes in the fair values of debt and equity securities are not required to be adjusted and recorded in the financial statements. AGAAP however does require permanent impairments in the value of debt and equity securities to be recorded in the statement of financial performance.
Under USGAAP, Statement of Financial Accounting Standards No.115 (SFAS 115) “Accounting for Certain Investments in Debt and Equity Securities,” we are required to account for debt and equity securities based on our intention to hold or sell the securities. Securities classified as held-to-maturity are stated at cost unless there is a decline in fair value that is considered to be other-than-temporary. This reduction is recorded in the statement of financial performance. Securities classified as available-for-sale are recorded at fair value with changes in fair value, other than a decline in fair value that is considered to be other-than-temporary, recorded in a separate component of shareholders’ equity (accumulated other comprehensive income) until realised. Realised gains and losses are then recorded in the statement of financial performance.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(b) Investments (continued)
Available-for-sale securities
The following is a summary of our available-for-sale debt and equity securities:

Telstra Group
As at 30 June 2005
Net
			Accrued	Amortised		unrealised
	Note	Principal	interest	cost	Fair value	gain
		$m	$m	$m	$m	$m

Marketable securities included in cash:
Bank bills and promissory notes	8	1,323	1	1,324	1,324	—

			Telstra Group
			As at 30 June 2004
							Net
				Accrued	Amortised		unrealised
	Note		Principal	interest	cost	Fair value	gain
			$m	$m	$m	$m	$m

Marketable securities included in cash:
Bank bills and promissory notes	8		538	1	539	539	—

Equity securities:
Listed investments	11		15	—	—	71	56

Income tax expense							(17)

							39

Debt securities:
PCCW converting note — US $47 million face value	30	(l)	95	—	—	85	(10)

Income tax benefit							3

							(7)

Total unrealised gain (net of tax) on available-for-sale securities							32

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(c) Dividend payable recognition
Under USGAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared before balance date. The effect of this adjustment is disclosed in the reconciliation of shareholders’ equity to USGAAP. In fiscal 2003, due to a change in AGAAP, AGAAP is now consistent with USGAAP and this adjustment is no longer required. Refer to note 7 for additional disclosures on dividends.
The dividends per share for USGAAP (including the TESOP97 and TESOP99 options outstanding (refer to note 30(j) below) as issued shares) in Australian dollars for the last three years are:

	Telstra Group
	Year ended 30 June
	2005	2004	2003
	¢	¢	¢

Dividends paid per share:
Total dividends paid per share per USGAAP	33.0	25.0	26.0

30(d) Minority interests (defined as outside equity interests per AGAAP)
Under AGAAP, minority interests are included in shareholders’ equity in ‘Outside equity interests’. Under USGAAP, minority interests are disclosed as a separate component of net assets rather than included in shareholders’ equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders’ equity to USGAAP.
30(e) Dealer commissions and bonuses classification
Under AGAAP, dealer commissions and bonuses are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP, they are classified as other operating expenses. In the statement of financial performance measured and classified under USGAAP, we have reclassified $711 million of dealer commissions and bonuses from goods and services purchased to other operating expenses (2004: $496 million; 2003: $379 million).
30(f) Retirement benefits
Pension costs/benefits (defined as superannuation expense under AGAAP) for our defined benefit plans are based on contributions payable to the plans for the year, at rates determined by the actuary of the defined benefit plans. Refer to note 22 for details of our superannuation plans.
Under AGAAP, where there has been a shortfall in prior years of the net market value of our defined benefit scheme’s assets when compared to members’ vested entitlements, we have provided for the present value of any shortfall, to the extent that the shortfall represents a present obligation. We do not record a pension asset where scheme assets are greater than members’ vested entitlements.
Under USGAAP, pension costs/benefits for defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) “Employers’ Accounting for Pensions” and are calculated by an actuary using the projected unit credit method. This method includes current service cost, interest cost, return on plan assets and amortisation of transition assets. Aggregated unrecorded gains and losses of the plans exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
We adopted SFAS 87 on 1 July 1992, as it was not feasible to adopt SFAS 87 from its effective date of 1 July 1989. The unrecognised transition asset on adoption of SFAS 87 for the Telstra Super Scheme was amortised from 1 July 1992 over 12 years, ending 30 June 2004. Where scheme assets are greater than the present obligations relating to members’ vested entitlements, the difference is recognised as an asset in accordance with USGAAP.
We use the following measurement dates for our defined benefit plans:

Measurement
Date

Telstra Super	30 June
CSS	(i)
HK CSL Retirement Scheme	31 May

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(f) Retirement benefits (continued)
The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the USGAAP reconciliations. If we had reported our net periodic pension cost/ benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:

	Telstra Group
	Year ended 30 June
		2005	2005	2004	2003
	Note	$m	US$m	$m	$m

Net periodic pension cost/(benefit) (all funds combined)
The components of net periodic pension cost for our defined benefit superannuation plans are as follows:

Service cost on benefits earned		282	215	351	337
Interest cost on projected benefit obligation		436	332	558	657
Expected return on assets		(532)	(406)	(834)	(1,003)
Expenses and taxation		16	12	59	74
Member contributions for defined benefits		(21)	(16)	(109)	(113)
Amortisation of transition asset		—	—	(84)	(84)
Amortisation of fund loss		—	—	164	30
Transfers to HK CSL Retirement Scheme (ii)		—	—	—	6
Settlement (gain)/loss (i)		(3)	(2)	3,865	(26)

Net periodic pension cost/(benefit) per USGAAP		178	135	3,970	(122)
Reverse amount expensed for AGAAP (labour expense)		(3)	(2)	(5)	(8)

Total USGAAP adjustment — retirement benefit expense/(gain)		175	133	3,965	(130)

We used the following major assumptions to determine net periodic pension cost/(benefit) for the years ended 30 June:
Discount rate		5.99%	5.99%	5.00%	6.50%
Expected rate of increase in future salaries		3.97%	3.97%	3.49%	4.00%
Expected long-term rate of return on assets		7.50%	7.50%	7.50%	8.50%

In order to project the expected long term rate of return on assets, estimates are prepared for the return of each major asset class over the subsequent 10 year period, or longer. Those estimates are based on a combination of factors including the current market outlook for interest rates, inflation, earnings growth and currency strength.
To determine the aggregate return, the expected future return of each asset class is then weighted according to the strategic asset allocation of total plan assets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
		2005	2005	2004	2003
	Note	$m	US$m	$m	$m

Benefit obligations (all funds combined)

Reconciliation of change in benefit obligation
Projected benefit obligation at beginning of year		6,409	4,882	10,249	9,537
Service cost		282	215	351	337
Interest cost		436	332	558	657
Transfers to HK CSL Retirement Scheme (ii)		—	—	—	80
Member contributions		191	146	81	122
Benefit payments		(234)	(178)	(971)	(945)
Curtailment (gain)/loss		—	—	(3)	9
Foreign currency exchange rate changes		(7)	(5)	(3)	(12)
Settlement of CSS (i)		—	—	(3,687)	—
Actuarial loss/(gain)		410	312	(166)	464

Projected benefit obligation at end of year		7,487	5,704	6,409	10,249

We used the following major assumptions to determine benefit obligations at 30 June:
Discount rate		5.48%	5.48%	5.99%	5.00%
Expected rate of increase in future salaries		3.99%	3.99%	3.97%	3.49%

Accumulated benefit obligation at end of year (all funds combined)		5,994	4,566	5,032	8,041

Plan assets (all funds combined)

Reconciliation of change in fair value of plan assets
Fair value of plan assets at beginning of year		7,147	5,444	11,546	12,208
Actual return on plan assets		938	715	1,270	53
Transfers to HK CSL Retirement Scheme (ii)		—	—	—	74
Employer contributions		3	2	5	8
Member contributions for defined benefits		21	16	109	113
Transfers/member contributions for accumulation benefits		191	146	81	122
Benefit payments		(234)	(178)	(971)	(945)
Plan expenses		(16)	(12)	(15)	(13)
Foreign currency exchange rate changes		(8)	(6)	(2)	(13)
Settlement of CSS (i)		—	—	(4,832)	—
Contribution tax		—	—	(44)	(61)

Fair value of plan assets at end of year		8,042	6,127	7,147	11,546

Our weighted-average asset allocations by asset category at 30 June are as follows:

	Target	2005	2004	2003

Equity securities (iii)	67.4%	61.9%	74.8%	55.0%
Debt securities (iii)	10.3%	21.9%	13.2%	25.4%
Property (iii)	17.3%	13.3%	10.0%	16.8%
Other (iii)	5.0%	2.9%	2.0%	2.8%

	100%	100%	100%	100%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2005	2005	2004	2003
	$m	US$m	$m	$m

Reconciliation of funded status of plan (all funds combined)
Projected benefit obligation	(7,487)	(5,704)	(6,409)	(10,249)
Plan assets at fair value	8,042	6,127	7,147	11,546

Funded status	555	423	738	1,297
Unrecognised net transition liability/(asset) (iv)	4	3	4	(79)
Unrecognised net actuarial (gain)/loss (iv)	(481)	(367)	(489)	2,999

Prepaid pension asset at 30 June	78	59	253	4,217

Our defined benefit plans investment strategy is to control the level of risk by investing in a broad range of quality investments, and using a range of Australian and international investment managers who specialise in cash, fixed interest, shares and property. We constantly review our investments and adjust our investment strategy in order to maximise returns within this controlled risk profile and take advantage of perceived market efficiencies.
Investment goals are to earn the best possible returns within the appropriate strategic level of risk, and maintain the financial viability of the funds by ensuring plan assets exceed benefit obligations.
Derivatives are used to limit exposure to market fluctuations and are used within appropriate control environments for direct and externally managed investments. Derivatives are not used for speculative purposes.
Expected Cash Flows (all funds combined)
We expect to contribute $3 million to our HK CSL Retirement Scheme in fiscal 2006. Based on the latest actuarial investigation, we do not expect to make any contributions to Telstra Super during fiscal 2006. Refer to note 22 for further information.
The following benefit payments, which reflect expected future service, are expected to be paid.

	Telstra Group
	Year ended 30 June
						2011 -
	2006	2007	2008	2009	2010	2015
	$m	$m	$m	$m	$m	$m

Expected benefit payments	194	204	223	243	265	1,833

(i) On 17 June 2004, the Commonwealth paid Telstra Super $3,125 million as settlement for the previous transfers of CSS members to Telstra Super. As part of the settlement arrangement, the Commonwealth has assumed responsibility for all liabilities in respect of former and current Telstra employees who remain in the CSS. Refer to note 22 for further information.
As we have no further current ongoing obligations for these CSS members, in fiscal 2004 we recorded a settlement loss for USGAAP in relation to the CSS of $1,145 million. In addition, we recognised the previously unrecognised net actuarial loss in relation to the CSS of $2,725 million.
(ii) On 1 December 2002, Hong Kong CSL Limited (HK CSL) established a new scheme known as the HK CSL Retirement Scheme. Previously, HK CSL participated in the Pacific Century CyberWorks (PCCW) Retirement Scheme, the scheme of its previous immediate parent. The assets attributable to HK CSL of the previous scheme were transferred to the HK CSL Retirement Scheme.
(iii) The CSS was a notional fund that did not hold physical managed assets. This notional fund accumulated the same returns as that earned by Telstra Super. As such, for the purposes of disclosing our weighted average asset allocations by asset category, the asset allocations of the CSS for fiscal 2003 were assumed to be the same as the asset allocations of Telstra Super.
(iv) Settlements recorded in net periodic pension cost/benefit have effected the unrecognised net transition liability/(asset) and the unrecognised net actuarial (gain)/loss as follows:
(a) unrecognised transition liability/(asset); 2005: $nil; 2004: $nil; 2003: $1 million gain.
(b) unrecognised net actuarial gain/loss; 2005: $3 million gain; 2004: $2,725 million loss; fiscal 2003: $26 million gain.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(g) Employee entitlements — Long Service Leave
Our employee entitlement provisions include a liability for long service leave. Refer to note 1.19(a) for a definition of long service leave. The assumptions used to calculate this liability for AGAAP are consistent with those used under SFAS 87 for USGAAP.
30(h) Enterprise bargaining agreements
During fiscal 2005 Telstra had six separate business unit enterprise agreements in operation which provided staff covered by these agreements with a 2% salary increase in January 2005. The nominal expiry date of these enterprise agreements was 22 June 2005. In June 2005, Telstra and the unions reached “in-principle”agreements to enter into a new enterprise agreement (EA) to replace the six expired agreements. For the new agreement to take effect, it would need to be approved by a majority of voting employees and certified by the Australian Industrial Relations Commission (AIRC).
Under the proposed agreement, EA employees will receive a pay increase of 2.5% each year over a three year period and retain continuity of long service leave and maternity leave arrangements. There are minimal changes to other existing terms and conditions of employment. It is proposed that the first increase will be paid from the first pay period on or after certification of the agreement.
The proposed new EA and the Retail Shop Agreement will cover approximately 53% of full time staff.
30(i) Income tax
Under AGAAP, timing differences are recorded in the statement of financial position as deferred tax assets and liabilities using the liability method of tax effect accounting. Future income tax benefits relating to tax losses and timing differences are not recorded as an asset unless the benefit is considered virtually certain of being realised.
Under USGAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax basis of assets and liabilities that will reverse during future taxable periods, including tax losses. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax asset, will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the period in which those temporary differences and tax loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. We increase or decrease our deferred tax balances for income tax effect of accounting differences included in our reconciliations of net income and shareholders’ equity to USGAAP.
For AGAAP, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the statement of financial position classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the statement of financial position measured and classified per USGAAP.
Under AGAAP and USGAAP we do not create deferred tax assets or liabilities for temporary differences relating to investments where there is no intention of disposing of the investment, or where we are incapable of realising any benefit or incurring any obligations due to tax law restrictions.
For AGAAP, fair value adjustments in a business combination, including the recognition of identifiable assets, are not tax effected. Under USGAAP, basis differences arising from such fair value adjustments are treated as temporary differences and tax effected as part of the acquisition accounting, if the basis difference results in taxable or deductible amounts in future years when the related asset or liability is recovered or settled.
During fiscal 2005, we recognised a number of identifiable intangible assets as a result of our acquisitions. For USGAAP, we have recorded a deferred tax liability of $71 million for the temporary difference between the carrying value of these intangible assets and their tax basis, with a corresponding increase to goodwill on acquisition. We have also recognised a deferred tax liability of $143 million based on the determination of the tax consequences associated with the recognition of identifiable intangible assets on other recent acquisitions, with a corresponding increase to goodwill on acquisition. The reversal of these temporary differences has resulted in a decrease to income tax expense of $6 million for fiscal 2005.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(i) Income tax (continued)

	Telstra Group
	As at 30 June
	2005	2005	2004	2003
	$m	US$m	$m	$m

Future income tax benefit (deferred tax assets)
Property, plant and equipment	—	—	33	33
Foreign exchange translation, hedge and other finance costs	164	125	134	238
Employee entitlements	279	213	297	252
Revenue received in advance	160	122	60	49
Inventory valuation	—	—	9	9
Provisions	111	85	66	99
Marketable securities	17	13	89	—
Carried forward tax losses	227	173	207	210
Other	138	105	211	212

Total gross deferred tax assets under USGAAP	1,096	836	1,106	1,102
Valuation allowance	(313)	(238)	(247)	(251)

Total net deferred tax assets under USGAAP	783	598	859	851

Deferred income tax (deferred tax liabilities)
Property, plant and equipment	2,429	1,850	2,351	2,366
Foreign exchange translation, hedge and other finance costs	—	—	11	—
Prepaid pension cost	23	18	76	1,265
Prepayments	—	—	—	3
Expenditure accruals	90	69	82	—
Marketable securities	—	—	—	1
Other	228	174	—	61

Total deferred tax liabilities under USGAAP	2,770	2,111	2,520	3,696

Net deferred tax liability under USGAAP	(1,987)	(1,513)	(1,661)	(2,845)

Represented by:
AGAAP future income tax benefit — non current	2	2	2	—
AGAAP deferred income tax — non current	(1,885)	(1,436)	(1,807)	(1,814)
USGAAP/AGAAP income tax differences	(104)	(79)	144	(1,031)

Net deferred tax liability under USGAAP	(1,987)	(1,513)	(1,661)	(2,845)

Reported as follows for the USGAAP statement of financial position:
Current deferred tax asset (future income tax benefit)	294	224	203	169
Current deferred tax liability (deferred income tax)	—	—	(3)	(3)

Net current deferred tax asset (future income tax benefit)	294	224	200	166

Non current deferred tax asset (future income tax benefit)	489	374	656	682
Non current deferred tax liability (deferred income tax)	(2,770)	(2,111)	(2,517)	(3,693)

Net non current deferred tax liability (deferred income tax)	(2,281)	(1,737)	(1,861)	(3,011)

	(1,987)	(1,513)	(1,661)	(2,845)

As at 30 June 2005, our foreign operations have operating loss carryforwards of$13 million that will expire in fiscal 2026, 2027, and 2028. We have established a valuation allowance of $11 million due to our uncertainty over our ability to utilise these operating loss carryforwards.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(i) Income tax (continued)
Our foreign operations have capital loss carry forwards of $2 million that will expire in 2007. We have established a valuation allowance of $2 million due to our uncertainty over our ability to utilise these capital loss carryforwards.
Additionally, our domestic and foreign operations have both operating ($214 million) and capital loss carryforwards ($196 million) that do not have an expiration date. We have established a valuation allowance to fully provide for these loss carryforwards due to the uncertainty over our ability to utilise these loss carryforwards.
The following table represents the domestic and foreign components of net income before income tax expense and minority interests and income tax expense (benefit), calculated in accordance with USGAAP:

	Telstra Group
	As at 30 June
	2005	2005	2004	2003
	$m	US$m	$m	$m

Net income before income tax expense and minority interests consists of:
Domestic	5,970	4,549	1,896	3,089
Foreign	82	62	73	1,994

Net income before income tax expense and minority interest	6,052	4,611	1,969	5,083

Income tax expense/(benefit) consists of:
Current:
Domestic	1,745	1,329	1,635	1,537
Foreign	45	34	36	2

Total current income tax expense	1,790	1,363	1,671	1,539

Deferred:
Domestic	89	68	(1,077)	(154)
Foreign	1	1	(1)	(26)

Total deferred income tax expense/(benefit)	90	69	(1,078)	(180)

Income tax expense, net	1,880	1,432	593	1,359

Actual income tax expense differs from the amounts computed by applying the statutory Australian income tax rate of 30% to net income before income tax expense and minority interests. The following table represents the reconciliation of the expected income tax expense to actual income tax expense:

	Telstra Group
	As at 30 June
	2005	2005	2004	2003
	$m	US$m	$m	$m

Expected income tax expense	1,815	1,382	591	1,525

(Decrease)/increase in income taxes resulting from:
Effect of different rates of tax on overseas income	(9)	(7)	(15)	(30)
Research and development concessions	(6)	(5)	(7)	(6)
Share of net (profit)/loss from joint venture entities and associated entities	(28)	(21)	11	38
Loss on sale of non current assets	(28)	(21)	(65)	(34)
Non deductible depreciation and amortisation	15	11	27	30
Reduction in the value of investments and intercompany receivables	100	76	158	64
Assessable foreign source income not included in accounting profit	4	3	18	43
Under/(over) provision of tax in prior years	2	2	24	(28)
Effect of reset tax values on entering tax cosolidation	—	—	(58)	(201)
Other adjustments	15	12	(91)	(42)

Actual income tax expense for USGAAP	1,880	1,432	593	1,359

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(j) Employee share plans and compensation expenses
Our employee and executive share plans are described in note 19. AGAAP does not require certain employee compensation and option expenses to be recorded in the statement of financial performance for our employee share plans.
Under USGAAP, we have adopted Statement of Financial Accounting Standards No. 123 (SFAS 123) “Accounting for Stock Based Compensation”. Under this method, compensation expense is calculated based on the fair value of options on the grant date and recognised over the associated service period, which is usually the vesting period. USGAAP requires that shares issued under TESOP97 and TESOP99 in conjunction with non-recourse loans be accounted for as options. The outstanding balance of the loans for TESOP97 and TESOP99 provided to employees is deducted from shareholders’ equity rather than classified as a receivable. The amount for fiscal 2005 is $155 million (2004: 174 million, 2003: $198 million). In addition to options, restricted shares, performance rights and deferred shares issued under the Telstra Growthshare executive compensation scheme are also accounted for as options.
In fiscal 2005, a net adjustment to reverse $2 million in compensation expense for USGAAP was recognised in the reconciliation of net income (2004: $nil; 2003:$nil). A life to date expense of $396 million is recorded as additional paid in capital in total shareholders equity for USGAAP (2004: $382 million; 2003: $333 million). The increase of $49 million in fiscal 2004 relates to the consolidation of the Telstra Growthshare Trust and the recognition of contributions to the trust as additional paid in capital. Refer to note 30(r).
There is no income tax effect on the additional compensation expense for USGAAP as it is a permanent difference (non taxable) for TESOP97, TESOP99 and Growthshare schemes.
TESOP General
Options allocated to employees under the TESOP schemes all vested immediately upon grant and will expire at the earlier of repayment of the loan balance or the termination of employment. Employee compensation expense has been recognised on inception of the TESOP97 scheme (fiscal 1998 and subsequent loyalty share issues) and TESOP99 scheme (fiscal 2000 and subsequent loyalty share issues). Dividends on both TESOP schemes are not recorded as further compensation expense as their forecasted value was included when calculating the initial option valuations.
For fiscal 2005, 2004 and 2003, only the TESOP97 options are dilutive for the USGAAP earnings per share calculation as the exercise price of the TESOP99 options was above the average Telstra share price.

	Telstra Group
	As at 30 June
	2005	2004	2003
	Number	Number	Number

TESOP97
Options outstanding at beginning of year	48,327,000	54,332,125	63,473,375
Options exercised	(2,484,375)	(6,005,125)	(9,141,250)

Options outstanding at end of year	45,842,625	48,327,000	54,332,125

TESOP99
Options outstanding at beginning of year	14,622,000	14,828,600	14,965,500
Options exercised	(86,100)	(206,600)	(136,900)

Options outstanding at end of year	14,535,900	14,622,000	14,828,600

For TESOP97, the weighted average exercise price of the option at 30 June 2005, 30 June 2004 and 30 June 2003 was $2.66.
For TESOP99, the weighted average exercise price of the option at 30 June 2005, 30 June 2004 and 30 June 2003 was $5.99.
Telstra Growthshare General
The Telstra Growthshare options issued under all schemes become vested options when the performance hurdles have been reached and the executive pays the exercise price per share. The Growthshare restricted share options, performance right options and deferred share options allocated to employees under all schemes vest when the performance hurdles have been reached or period of service completed.
For USGAAP, compensation expense is measured in the year that the options are granted less any compensation expense paid under AGAAP based on calculated “option values” for Growthshare options, restricted share options, performance right options and deferred share options. An allowance is made for expected resignations and cancellations when calculating the various option values.
For fiscal 2005 and 2004, only the deferred share options are considered dilutive for the USGAAP earnings per share calculation. For fiscal 2003, the options, restricted share options, performance right options and deferred share options were not dilutive for earnings per share calculations. For the details of Telstra Growthshare options granted, lapsed and outstanding, as well as the valuation methodology and assumptions regarding Telstra Growthshare issues, refer to note 19.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(k) Redundancy and restructuring provisions
Redundancy and restructuring disclosures for fiscal 1997 program
The disclosures required by USGAAP for the redundancy and restructuring provision recorded by us are as follows:
In fiscal 1997, we approved a plan to reduce the number of employees by approximately 25,500 to approximately 51,000 employees by 30 June 2000. In June 1998, we also approved a three year plan, to 30 June 2001, which included an additional reduction of approximately 2,000 employees by redundancy. We effected the reduction in employees through a combination of natural attrition and outsourcing (approximately 6,700 employees) and voluntary redundancy offers and involuntary terminations (approximately 20,800 employees). Reductions have occurred primarily in sales and service areas, communication assets, broadband rollout construction areas and field operations and maintenance staff.
The total estimated cost of the fiscal 1997 redundancy program was $1,320 million including estimated severance and award payments of $1,043 million and estimated career and transition costs of $277 million. There has been no reversal of costs no longer required to the statement of financial performance.
Career transition costs include payments to employees who are in the outplacement process and amounts paid to third parties for the outplacement program.
In future periods, no additional redundancies or payments are expected. The provision balance is $nil as at 30 June 2005 (2004: $2 million, 2003:$3 million).

	Telstra Group
	As at 30 June
	2005	2004	2003
	Number	Number	Number

Expected redundancies	—	22	80

We have made the following payments which have been charged against the provision for redundancy and restructuring:

	Telstra Group
	As at 30 June
	2005	2004	2003
	$m	$m	$m

Career transition and other employee costs	—	1	—

The impact of redundancies has been taken into consideration in the SFAS 87 calculation in note 30(f) Retirement benefits.
30(l) Derivative financial instruments and hedging activities
Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 29, “Additional financial instruments disclosures.”
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS 133 requires us to recognise all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.
For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognised in other income/ expense as part of net income during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in other income/expense as part of net income during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is that reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(l) Derivative financial instruments and hedging activities (continued)
For derivative instruments not designated as hedging instruments, the gain or loss is recognised in net income during the period of change.
We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under AGAAP, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.
We are not able to identify specific forward foreign exchange contracts with specific capital expenditure contracts to meet the designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market gain of $3 million in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2005 (2004: $1 million loss; 2003: $5 million gain). We also recorded an additional adjustment, net of tax, in other income per USGAAP to reverse net realised foreign exchange gains/losses capitalised in property, plant and equipment under AGAAP, however the amount was $nil in fiscal 2005 (2004: $3 million loss, 2003: $1 million gain).
We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. SFAS 133 does not allow us to consider the interest rate swaps used to manage our interest rate exposure as hedges. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market loss of $85 million, before tax, as an expense in other income per USGAAP for changes in fair value of interest rate swap contracts outstanding at 30 June 2005 (2004: $158 million gain; 2003: $128 million loss).
We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. During fiscal 2005, 2004 and 2003, the ineffective portion of our hedging instruments (inclusive of the time value of money) was taken to other income/expense in the statement of financial performance.
During the year ended 30 June 2003, we reclassified $17 million of losses, net of tax, from accumulated other comprehensive income to other income. At 30 June 2003 there were no remaining losses recorded in accumulated other comprehensive income related to the repayment of borrowings that were hedged by interest rate and cross currency swaps in cash flow hedging relationships prior to the adoption of SFAS 133.
PCCW Converting Note
As a part of our strategic alliance with PCCW, we purchased a US$750 million convertible note issued by PCCW in February 2001. This convertible note was convertible at our option into PCCW common stock at a conversion price of HK$6.886 per share. This note was redeemed on 28 June 2002 in consideration for the remaining 40% interest in CSL and a new converting note with a face value of US$190 million.
During the year ended 30 June 2003 we redeemed US$143 million of this converting note in return for entering into a capacity prepayment agreement with Reach Limited as discussed in note 30(n).
Under AGAAP, the initial values of the converting notes are recorded at face value in other non-current receivables. The converting note was carried at the face value, adjusted for accrued interest and any provision for permanent diminution considered necessary. Any foreign exchange gains and losses on translation of the converting note to A$ were recorded in the statement of financial performance in operating expenses.
Under USGAAP, the instrument was classified as an available-for-sale security with changes in fair value being recorded in other comprehensive income.
On 30 June 2005, the note expired and was redeemed for $76 million with an adjustment to other comprehensive income for a net realised loss on sale of $7 million after tax.
The note was classified as an available-for-sale security and was disclosed in note 30(b).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(m) Sale of Global Wholesale Business to Reach Ltd (Reach)
In fiscal 2001, as a part of the strategic alliance with PCCW, a joint venture entity, Reach, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets. Under AGAAP, the investment in the joint venture entity was recognised at its cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. The gain on sale of the Global Wholesale Business, measured as the difference between the cost of the investment and the net book values of the net assets transferred, was deferred to the extent of our ownership interest retained in the joint venture entity, in this case being 50%.
Under USGAAP, investments in joint venture entities should be recorded at the net book value of the assets and liabilities transferred, reduced by the amount of any cash received. Where the resultant carrying value is a negative amount, the excess credit is recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions — in this case a $30 million reduction on the CSL goodwill (refer to note 30(o)). Also, there were differences in the fair valuation of the net assets. These related to pre-1996 capitalised interest, assembled work force and other fair value adjustments.
The total effect of these differences reduces shareholders’ equity under USGAAP by $882 million as at 30 June 2005 (2004: $882 million; 2003: $882 million).
30(n) Equity accounting and write down adjustments for Reach Ltd (Reach)
USGAAP adjustments made on the sale of the Global Wholesale Business to Reach in 30(m) above, will result in ongoing differences in the reconciliations of net income and shareholders’ equity to USGAAP.
Under AGAAP, 50% of the profit after tax was deferred and accounted for in the investment carrying value. The deferred gain was to be recognised in the statement of financial performance on a straight line basis over a period of 20 years. For fiscal 2003, this adjustment was $22 million up to the date of the write down of Reach (refer below) and was reversed for USGAAP. Under AGAAP there is no further recognition of this amount due to the write down.
For USGAAP equity accounting, there was a calculation of notional goodwill at inception that was required to be amortised over the life of the investment. This goodwill was determined by comparing the investment carrying value to 50% of the net assets/(liabilities) of Reach. This amount, similar to AGAAP, was not separately recognised in the statement of financial position, however, it was included in the investment carrying amount. This notional goodwill has been written off with the write down of the Reach investment (refer below).
Write down of Reach investment
As discussed in note 3, as at 31 December 2002, we wrote down the entire carrying amount of our investment in Reach. In accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, where there is evidence that would indicate a loss in value of an investment that is other than a temporary decline, the loss in value should be recognised. Such factors include, but are not limited to, a current fair value of an investment that is less than its carrying amount and the inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.
A discounted cash flow model was used to calculate the fair value of our investment in Reach and as a result the carrying amount was written down to zero. For AGAAP, this resulted in a write down of $965 million. However, due to GAAP differences discussed above and in note 30(o), under USGAAP the write down of the investment was $203 million. Therefore, an additional net adjustment of $762 million was recognised in the reconciliations of net income and shareholders equity to USGAAP. Refer to note 3 for further explanation of the write down made under AGAAP.
Under AGAAP, equity accounting is suspended where the cumulative share of losses and reserve movements have reduced the participating equity investment to zero. In fiscal 2003 we ceased equity accounting our Reach investment under AGAAP due to the investment being written down to zero.
Under USGAAP, equity accounted losses are required to be recognised in net income to the extent that we have other non-participating investments in the equity accounted entity (i.e. preference shares or loans).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(n) Equity accounting and write down adjustments for Reach Ltd (Reach) (continued)
Other non-participating investments in Reach
In April 2003 we made a capacity prepayment of $230 million (US$143 million) to Reach. This advance accrued interest on a compounding basis at a market reference rate and was to be repaid through the provision of capacity in the future at market prices. This was recorded as a receivable under AGAAP. In April 2005 we swapped this capacity prepayment for an indefeasible right of use (IRU) over half of Reach’s international cable capacity. Refer to notes 9 and 14 for further details.
Under USGAAP, the capacity prepayment was, and the IRU is, considered to be a non-participating investment in Reach. As such we have continued to equity account our share of the net deficit and losses of Reach under USGAAP as an adjustment to the adjusted basis of these assets.
During fiscal 2004, our share of equity accounted losses and net assets of Reach exceeded the balance of the capacity prepayment and as such we have ceased equity accounting for Reach under USGAAP. Equity accounting was suspended when our share of losses and net assets reduced the capacity prepayment to zero.
The USGAAP adjustment to recognise our share of equity accounted losses of Reach in fiscal 2004, up to the suspension of equity accounting, was $267 million (2003: $82 million). The adjustment to recognise our share of the accumulated other comprehensive income of Reach in fiscal 2005 is $130 million (2004: $130 million gain; 2003: $22 million loss).
The capacity prepayment balance was recorded as a receivable under AGAAP and was restated at the spot rate at year end. Foreign currency translation differences were recorded in the statement of financial performance. For USGAAP these translation differences have been reversed since the suspension of equity accounting. For fiscal 2005, $21 million of foreign currency losses recorded under AGAAP have been reversed for USGAAP (2004: $17 million gain).
The IRU balance is recorded as an other asset under AGAAP. We have recorded an additional $14 million to this IRU under our commitment to fund half of Reach’s committed capital expenditure for the period until 2022. Refer to note 14 for further information.
Under USGAAP, we have continued to recognise our share of equity accounted losses against this additional IRU amount. The balance of our investment in Reach, including the IRU, for USGAAP at 30 June 2005 is $nil (2004: $nil).
During fiscal 2004, we, together with our joint venture partner PCCW, provided a US$311 million loan to Reach. Our share of the loan at 30 June 2005 is $232 million (2004: $226 million). This loan is considered to be impaired for both AGAAP and USGAAP purposes and has been fully provided for. As the adjusted basis of this loan under USGAAP is zero, we have not continued equity accounting for Reach against this loan.
The total net adjustment in the reconciliation of net income to USGAAP in fiscal 2005 for all of these differences is a decrease of $8 million (2004: $264 million decrease; 2003: $665 million increase). The total net adjustment included in the reconciliation of shareholders’ equity to USGAAP is $576 million (2004: $584 million; 2003: $696 million).
30(o) Consolidation adjustment for Telstra CSL Limited (CSL)
There are several adjustments that need to be made for the consolidation of CSL for USGAAP purposes.
For AGAAP, gains/losses on a hedge for the purchase of CSL are included in the cost of the acquisition, thereby effecting the determination of goodwill. For USGAAP, gains/losses on hedges of a purchase business combination are recognised in net income. Accordingly, in fiscal 2001, hedging losses of $30 million that were included in the cost of acquisition of CSL for AGAAP, have been recognised in net income under USGAAP.
For AGAAP, purchase price allocations in an acquisition accounted for as a business combination are not tax effected. The tax effect of basis differences arising from purchase price allocations (fair value adjustments) will be recognised in net income as those basis differences reverse. For USGAAP, such basis differences are treated as temporary differences and tax-effected as part of the acquisition accounting. As part of the acquisition, a deferred tax asset of $33 million was recorded for these basis differences, with a corresponding decrease to goodwill.
For AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. USGAAP did not allow such a write-off, unless it could be supported by an analysis of the undiscounted cash flows of the entity. As a result of an analysis of undiscounted cash flows relating to CSL, a goodwill write-off was not supportable under USGAAP. Accordingly, the goodwill write-off was reversed and is carried forward as a difference in the reconciliation of shareholders’ equity to USGAAP. This amount was also amortised in fiscal 2002 for USGAAP. For fiscal 2003, $309 million of goodwill was recorded as an impairment loss under USGAAP, based on the transitional goodwill impairment test. Refer to note 30(q) for further information as to the accounting requirements and basis of the impairment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(p) Fair Value and General Reserve adjustments
In AGAAP, when we acquire a controlled entity, we are required to restate the net identifiable assets of that controlled entity to fair value. To the extent we have an equity accounted ownership interest in the company prior to consolidation, we are required to recognise our share of the reserve created on consolidation. In USGAAP, this fair value adjustment is offset against goodwill on consolidation.
In AGAAP, the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. In USGAAP, this is treated as a sale of ownership interest and taken to net income. In fiscal 2005, the adjustment to net income was $5 million loss (2004: $nil, 2003: $2 million loss).
In fiscal 2002, we had a share of a foreign associated entity’s general reserve credit of $2 million. For USGAAP purposes this reserve was transferred to the foreign currency translation reserve. In fiscal 2004 we disposed of the foreign associated entity and, under AGAAP, transferred our share of the entity’s general reserve and foreign currency translation reserve to retained earnings. Under USGAAP, the total amount transferred of $35 million has been adjusted against our profit recorded on the disposal of the entity.
30(q) Goodwill and other intangible asset adjustments
Under USGAAP, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain indicators or triggers arise. Goodwill is tested for impairment at a “reporting unit” level and we have assigned goodwill to reporting units in accordance with the net goodwill balances by legal entity included in note 13.
We completed the initial step of the transitional impairment test within six months of adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), using a discounted cash flow technique to calculate the fair value of the reporting units to identify any impairment in the carrying value of goodwill. As a result we recorded an impairment loss of $309 million relating to the USGAAP carrying value of goodwill in CSL as a cumulative effect of a change in accounting principle in fiscal 2003.
At 30 June 2003, we identified a further impairment in the USGAAP carrying value of the goodwill in CSL. The fair value of CSL was determined using a discounted cash flow technique. As a result, we recognised an additional impairment loss of $85 million.
Under AGAAP, goodwill is still amortised over its useful life and we have reversed the goodwill amortised of $146 million for the year ended 30 June 2005 (2004: $125 million; 2003: $178 million) in the reconciliations of net income and shareholders’ equity to USGAAP.
As a result of the tax timing differences related to intangible assets recently acquired, additional goodwill has been recognised under USGAAP. Refer to note 30 (i).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(q) Goodwill and other intangible asset adjustments (continued)
The following table is a reconciliation of the carrying amount of our goodwill under USGAAP by reportable segment:
Telstra Group

	Telstra
	Business &	Telstra
	Government	International	Other	Total
	$m	$m	$m	$m

Carrying amount of goodwill (USGAAP) at 30 June 2003	50	2,012	50	2,112
Additional goodwill recognised	23	—	186	209
Foreign currency translation adjustment	2	(50)	—	(48)

Carrying amount of goodwill (USGAAP) at 30 June 2004	75	1,962	236	2,273
Additional goodwill recognised	372	2	163	537
Foreign currency translation adjustment	(6)	(176)	—	(182)

Carrying amount of goodwill (USGAAP) at 30 June 2005	441	1,788	399	2,628

Intangible assets subject to amortisation
Our intangible assets still subject to amortisation are brandnames, customer bases, and patents, trademarks and licences. The carrying amount of these intangibles are disclosed in note 13. The following table represents the estimated aggregate amortisation expense for these intangible assets which are still amortised under USGAAP:

	Telstra Group
	Year ended 30 June
	2006	2007	2008	2009	2010
	$m	$m	$m	$m	$m

Estimated aggregate amortisation expense	100	90	72	54	54

Intangible assets not subject to amortisation
On 5 March 2004, we acquired 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd. As part of this acquisition we recognised $448 million of mastheads. These mastheads are not amortised under AGAAP or USGAAP as we have determined that they have indefinite lives. Our mastheads are disclosed in note 13.
Translation of goodwill and other intangible assets
Goodwill and other intangible assets recognised as a result of the acquisition of a controlled foreign entity are translated at their historical foreign currency translation rate under AGAAP as they arise in $A. Under USGAAP, using the current rate method, translation is performed at the spot rate at year end. Amortisation of intangible assets subject to amortisation is translated using the weighted average rate. Adjustments have been made to restate amortisation at the weighted average exchange rate and to adjust the ending goodwill and other intangible asset balances for fluctuations in the functional currency of the controlled foreign entity.
The total net adjustments included in the reconciliation of shareholders’ equity to USGAAP resulting from the decrease to the ending balance of goodwill and other intangibles is $704 million (2004: $514 million; 2003: $480 million). The net adjustments above resulted in an increase to amortisation for USGAAP in fiscal 2005 of $1 million (2004: $3 million; 2003: $nil). From fiscal 2003, goodwill under USGAAP is no longer amortised.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(r) Consolidation of variable interest entities
AGAAP requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under AGAAP.
Under USGAAP, we have adopted FASB Interpretation No. 46 revised December 2003 (FIN 46), “Consolidation of Variable Interest Entities”, in accordance with the effective dates outlined in FIN 46. In general, a variable interest entity is any legal structure used to conduct activities or hold assets that either:
•	has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support;

•	has a group of equity owners that are unable to make significant decisions about its activities; or

•	has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.
FIN 46 requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns (if no party absorbs a majority of the entity’s expected losses), or both.
We have identified the following variable interest entities for which we are considered to be the primary beneficiary and as such consolidate under USGAAP:
•	Telstra Employee Share Ownership Plan Trust (TESOP97)

•	Telstra Employee Share Ownership Plan Trust II (TESOP99)

•	Telstra Growthshare Trust
Under AGAAP we do not consolidate or equity account these entities. For further information regarding TESOP97, TESOP99 and the Telstra Growthshare Trust, refer to note 19.
We have also identified the 3GIS Partnership to be a variable interest entity, of which we have a significant variable interest but we are not the primary beneficiary. As such, we have not consolidated the 3GIS Partnership. For further information, refer to notes 24 and 30(b).
Telstra Growthshare Trust
The Telstra Growthshare Trust has purchased $113 million worth of shares in Telstra Corporation Limited at 30 June 2005 (2004: $117 million). This represents a total of 20,216,091 shares (2004: 20,956,641 shares). The purchase of these shares has been fully funded by Telstra Corporation Limited. Under USGAAP these shares are recorded as a reduction in total share capital under the heading of “stock held by employee share plan trusts”. These shares are not considered to be outstanding for the purposes of computing basic and diluted earnings per share.
Cumulative Trust contributions made by Telstra Corporation Limited to the Telstra Growthshare Trust from commencement up to 30 June 2005 totalled $65 million (2004: $49 million). These contributions were recorded as compensation expense under AGAAP and prior to the adoption of FIN 46 were reversed against additional paid in capital for USGAAP purposes. These contributions are used by the Trust to purchase Telstra shares on market to underpin the issue of restricted shares, performance right and deferred share options. On consolidation of the Trust, these contributions are recorded against additional paid in capital under USGAAP.
Telstra Corporation Limited provides a loan to the Telstra Growthshare Trust to purchase shares on market to underpin the issue of options. The loan balance at 30 June 2005 is $45 million (2004: $65 million). On consolidation of the Trust, this loan is eliminated, together with any associated interest.
30(s) Arrangements that contain leases
Under USGAAP, an arrangement contains a lease if fulfilment of that arrangement is dependent upon the use of specific property, plant and equipment and it conveys the right to control the use of the specific property, plant and equipment to the purchaser.
Based on the requirements of Emerging Issues Task Force Issue No. 01-8 (EITF 01-8), “Determining Whether an Arrangement Contains a Lease”, these arrangements are split into their lease and non-lease components using the relative fair value method, with each component accounted for separately. EITF 01-8 is only applicable to arrangements that we entered into or modified after 1 July 2003.
In accordance with EIFT 01-8, some of our solutions management contracts entered into after 1 July 2003 are considered to contain capital leases. As such, at 30 June 2005 we have reclassified $24 million from property, plant and equipment to lease receivable. There is no material impact on our revenue or net income as a result of these leases.
All of our solutions management contracts for AGAAP purposes, and those entered into prior to 1 July 2003 for USGAAP purposes, are accounted for as service arrangements.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
30(s) Arrangements that contain leases (continued)
The future minimum lease payments to be received for each of the five succeeding fiscal years is as follows:

	Telstra Group
	Year ended 30 June
	2006	2007	2008	2009	2010
	$m	$m	$m	$m	$m

Total future minimum lease payments	7	7	7	6	1
Less: Unearned income	(1)	(1)	(1)	(1)	—

Future minimum lease payments receivable	6	6	6	5	1

30(t) Recently issued Australian accounting standards
A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for AGAAP. A summary of the standards appears in note 1.3.
We will also be required to adopt the Australian equivalents of International Financial Reporting Standards (A-IFRS), as issued by the AASB, for the half-year ending 31 December 2005 and year ending 30 June 2006. A summary of the significant areas of impact of adopting A-IFRS appears in note 1.4.
Some of these standards, once adopted, will result in certain currently existing adjustments in the reconciliations of net income to USGAAP and shareholders’ equity to USGAAP to be no longer required.
30(u) Recently issued United States accounting standards
Share-Based Payments
In December 2004, the Financial Accounting Standards Board in the US (FASB) issued Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment”. SFAS 123R requires entities to recognise an expense for the issue of employee stock options and similar awards based on their fair value. SFAS 123R is applicable to us from 1 July 2005.
Under USGAAP, we have adopted the original version of Statement of Financial Accounting Standards No.123 (SFAS 123), “Accounting for Stock Based Compensation.” As such, it is not anticipated that the adoption of SFAS 123R will have a material impact on our financial position, results of operation or cash flows.

Telstra Corporation Limited and controlled entities
Directors’ Declaration

This directors’ declaration is required by the Corporations Act 2001 of Australia.
The directors of Telstra Corporation Limited have made a resolution that declared:
(a)	the financial statements and notes, set out on pages 2 to 166 of Telstra Corporation Limited and the Telstra Group:
(i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;

(ii) give a true and fair view of the financial position as at 30 June 2005 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2005; and

(iii) in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.
(b)	they have received declarations as required by S295A of the Corporations Act 2001;

(c)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(d)	at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 23(a) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 23(a).
For and on behalf of the board
Donald McGauchie
Chairman
Date: 11 August 2005
Melbourne, Australia

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited
This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2005 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.
Scope
The financial report and directors’ responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, statement of changes in shareholders’ equity, accompanying notes to the financial statements, and the directors’ declaration for Telstra Corporation Limited (the Telstra Entity) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the Telstra Entity and the entities it controlled during that year (the Telstra Group).
The directors of the Telstra Entity are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Entity and the Telstra Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
Audit approach
I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity. My audit was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
Audit procedures have been performed to assess in all material respects, the financial report presents fairly in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view that is consistent with my understanding of the Telstra Entity’s and the Telstra Group’s financial position and their performance as represented by the results of their operations and cash flows.
I formed my audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, information to provide evidence supporting the amounts and other disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
I have also audited the explanation and quantification of the major differences between Australian generally accepted accounting principles compared to United States of America generally accepted accounting principles, which is presented in note 30 to the financial statements. I have audited note 30 in order to form an opinion whether in all material respects, it presents fairly, in accordance with Accounting Standards and other mandatory financial reporting requirements in Australia and United States of America generally accepted accounting principles, the major differences between Australian and United States of America generally accepted accounting principles.
While I considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of the procedures, my audit was not designed to provide assurance on internal controls.
Audit procedures were performed to assess whether the substance of business transactions was accurately reflected in the financial report. These and the other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Telstra Entity.
Independence
I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. I have given to the directors of the Telstra Entity a written Auditor’s Independence Declaration a copy of which is included in the Directors’ Report. In addition to the audit of the financial report, additional services were undertake as disclosed in the notes to the financial statements. The provision of these services has not impaired my independence.

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited (continued)
Audit opinion
In my opinion, the financial report of the Telstra Group is in accordance with:
(a)	the Corporations Act 2001 including:
(i)	giving a true and fair view of the financial position of the Telstra Entity and the Telstra Group as at 30 June 2005 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)	other mandatory professional reporting requirements in Australia.
Further, in my opinion, note 30 to the financial statements presents fairly the major differences between Australian and United States of America generally accepted accounting principles.
Ian McPhee
Auditor-General
Date: 11 August 2005
Canberra, Australia

Telstra Corporation Limited and controlled entities
Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Telstra Corporation Limited
This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2004 on Form 20-F as required by the United States Securities Exchange Act of 1934 and the rules and regulations promulgated there under.
We have audited the accompanying consolidated balance sheets of Telstra Corporation Limited and its subsidiaries and the unconsolidated balance sheets of Telstra Corporation Limited as of 30 June 2005 and 2004, and the related consolidated and unconsolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended 30 June 2005, all expressed in Australian dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its subsidiaries at 30 June 2005 and 2004 and the unconsolidated financial position of Telstra Corporation Limited and the related consolidated and unconsolidated results of their operations and cash flows for each of the three years in the period ended 30 June 2005, in conformity with Australian generally accepted accounting principles.
Australian generally accepted accounting principles vary in certain significant respects from United States of America generally accepted accounting principles. The application of the latter would have affected the determination of consolidated net income expressed in Australian dollars for each of the three years ended 30 June 2005, and the determination of consolidated shareholders’ equity, also expressed in Australian dollars, at 30 June 2005, 30 June 2004 and 30 June 2003, to the extent summarised in note 30 to the consolidated financial statements.
Ernst & young
Date: 11 August 2005
Melbourne, Australia

Directors’ report
In accordance with a resolution of the Board, the directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2005.
Principal activity
Telstra’s principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.
Results of operations
Telstra’s net profit for the year was $4,447 million (2004: $4,118 million). This result was after deducting:
•	net borrowing costs of $736 million (2004: $712 million); and

•	income tax expense of $1,822 million (2004: $1,731 million).
Earnings before interest and income tax expense was $7,005 million, representing an increase of $445 million or 6.8% on the prior year’s result of $6,560 million.
After adjusting to allow like for like comparisons with the year ended 30 June 2004, net profit for the year increased by 4.6% to $4,349 million (2004: $4,156 million) and earnings before interest and income tax expense increased by 3.0% to $6,888 million (2004: $6,690 million).
Review of operations
Financial performance
Our total revenue (excluding interest revenue) increased by 6.5% or $1,377 million to $22,657 million. This included total revenues of $548 million generated by controlled entities we acquired during the year. These entities acquired include the KAZ Group, the Damovo Group (now trading as Telstra Business Systems) and the PSINet Group.
Total operating expenses (before borrowing costs and income tax expense) increased by 6.3% or $932 million to $15,652 million. Operating expenses for the year ended 30 June 2005 included expenses of the controlled entities we acquired during the year of $566 million.
Excluding the impact of our newly acquired controlled entities and adjusting for other items to allow like for like comparisons with the prior year, our total revenues increased by 3.5% to $21,670 million and operating expenses (before borrowing costs and income tax expense) increased by 3.7% to $14,782 million.
Total revenue (excluding interest revenue) growth was attributable to:
•	mobile goods and services — $319 million or 8.3%;

•	internet and IP solutions revenue — $364 million or 35.9%;

•	advertising and directories revenue — $244 million or 18.2%; and

•	pay TV bundling — $109 million or 70.8%.
Mobile goods and services revenue increased largely due to the performance of mobile’s data revenue and international roaming. We continue to experience growth in the number of mobiles in operation as well as increased revenue from mobile handset sales.
  1

Mobile revenues were boosted during the year by a number of new initiatives, which included:
•	the roll out of high speed wireless services (EVDO);

•	the i-mode alliance with more than 200 content sites; and

•	the growth in the use of mobile data products, including Blackberrys.
Internet and IP solutions revenue increased during the year due to:
•	growth in the number of subscribers to our Bigpond broadband product; and

•	growth in our wholesale broadband revenues.
Our advertising and directories revenue increased over the prior year due to the inclusion of a full year of trading activity for the Trading Post Group in fiscal 2005. In addition, further growth was experienced due to the continued take up of our new advertising offerings.
Pay TV bundling increased due to the launch of FOXTEL digital, an increase in the number of services provided and the average spend per subscriber.
In addition to the above drivers of revenue growth, we also strengthened our position in the managed services and information and communication technology market during fiscal 2005, through a number of significant acquisitions. On 19 July 2004, we acquired 100% of the share capital of KAZ Group Limited and its controlled entities (KAZ Group). This acquisition expands our IT services capability, complementing our core strength in telecommunications. Our acquisition of PSINet UK Limited and its controlled entities (PSINet Group) facilitates seamless, converged information communication and technology services internationally. ESA Holding Pty Ltd and its controlled entity, Damovo (Australia) Pty Ltd and related entity, Damovo HK Limited (Damovo Group), were acquired to enable us to provide advanced voice and data communication solutions.
Partially offsetting the sales growth was a decline in PSTN product revenues of $275 million or 3.4% as the market continues to move towards new products and services to satisfy requirements.
Total operating expense (before borrowing and income tax expense) growth of $932 million was mainly attributable to:
•	labour — $475 million or 14.8%; and

•	goods and services purchased — $593 million or 16.7%.
Labour costs increased in fiscal 2005 mainly due to the following:
•	staff taken on as a result of our newly acquired controlled entities;

•	annual salary increases due to enterprise agreements and annual salary reviews;

•	increased use of casual staff to improve customer service and account management; and

•	an increase in the use of overtime and contract and agency payments to improve front of house service and meet growth in field volumes across broadband and pay TV in particular.
Goods and services purchased increased due to the following:
•	purchases of pay TV services to enable us to provide bundled products;

•	higher cost of goods sold due to increased handset sales volumes and growth in broadband modem sales;

•	higher handset subsidies due to the promotions offered in prior periods; and

•	increased usage commissions due to higher prepaid mobile recharge commissions.
Depreciation and amortisation costs grew by 4.2% to $3,766 million in fiscal 2005, primarily due to the growth in communications plant and software asset additions required to support the increasing demand for broadband ADSL services. In addition, depreciation and amortisation increased as a result of our recently acquired controlled entities.
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The prior year other expenses included IBMGSA contract exit costs of $130 million, recognised on sale of our investment in this entity, and a provision raised against the Reach loan of $226 million, which partially reduced the reported growth in expenses in fiscal 2005.
We have continued to focus on reducing costs throughout the group. As part of our focus on cost reduction we established process owners who are reviewing end to end processes. This program has identified cost reductions through a range of Company wide productivity initiatives and significant process improvements. In conjunction with our focus on operating cost efficiencies and other cost initiatives, an operational and strategic review is underway by the newly appointed CEO.
Net borrowing costs increased by 3.4% to $736 million in fiscal 2005, primarily due to increased borrowings to fund the purchase of our recently acquired entities, increased levels of capital expenditure, the payment of dividends and the share buy-back. This has been offset by increased interest received as a result of larger holdings of short term liquid assets. There has also been a benefit from lower interest rates on new and refinanced long term debt.
Income tax expense increased by 5.3% to $1,822 million in fiscal 2005, primarily due to higher reported profit and the impact in the prior year of a $58 million tax benefit arising from the initial adoption of the tax consolidation legislation. Other items that have impacted the year on year comparison include the tax effect of the non deductible provision against the Reach loan in the prior year and increased differences for partnership losses in the current year, resulting in an overall effective tax rate of 29.1% for fiscal 2005.
Financial condition
We continued to maintain a strong financial position, as well as generating growth in free cash flow of 4.6% or $191 million. We have continued to develop our core infrastructure network, acquire strategic investments and increase our returns to shareholders through the special dividend and share buy-back in fiscal 2005.
We have made a number of significant acquisitions during the year to strengthen our operational capabilities and provide additional opportunities for growth. These acquisitions were the KAZ Group, PSINet Group and the Damovo Group. The acquisitions will enable us to capitalise on the expertise of these entities and provide additional opportunities for us to compete in emerging markets. The consideration for these acquisitions amounted to $530 million, with an equivalent amount recognised within the net assets of the group statement of financial position on consolidation.
During fiscal 2005, we formed a 3G joint venture with a major competitor. This arrangement with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, is to jointly own and operate H3GA’s existing third generation radio access network (RAN) and fund future development. The partnership will fund future construction of 3G RAN assets in proportion to the ownership interest of each joint venture party. The agreements entered into with H3GA create an asset sharing arrangement. As part of this agreement, Telstra purchased a 50% share of H3GA’s existing third generation (3G) radio access network assets. Based on the deferred payment terms, our property, plant and equipment increased by $428 million, representing the present value of the purchase price of $450 million. On acquisition we paid $22 million and recognised $406 million in deferred liabilities, which will be paid in three instalments with the last due 1 July 2006. The joint enterprise will provide opportunities for new revenues for Telstra and H3GA, stimulate growth in 3G service uptake and provide significant savings in 3G network construction capital expenditure and operating expenses, such as site rental and maintenance.
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As part of a restructure of Reach in fiscal 2005, Telstra and its joint venture partner, PCCW Ltd (PCCW), entered into an indefeasible right of use (IRU) agreement with Reach. Under this agreement, we, along with PCCW, each paid $205 million (US$157 million) to Reach as consideration for the IRU, whereby Reach allocated its international cable capacity between the two shareholders. As consideration for the IRU, we discharged our capacity prepayment asset in the amount of $187 million (US $143 million), accrued interest on the capacity prepayment of $16 million and accrued interest on the Reach loan of $2 million.
During the year, we completed bond issues in Europe (€1,500 million), Switzerland (CHF300 million), Australia ($1,000 million) and New Zealand (NZ$200 million). The proceeds of our bond issues were used to fund our recently acquired acquisitions, refinance our maturing debt and for other working capital purposes.
During the financial year our credit rating outlook was adjusted by Standard & Poors from stable to negative. This change was generated by the uncertain environment in which we are operating in. This is evidenced by the regulatory environment and also the speculation surrounding the privatisation of our company. As a result of this and our debt management, our current credit ratings are as follows:

	Long term	Short term	Outlook
Standard & Poors	A+	A1	negative
Moodys	A1	P1	negative
Fitch	A+	F1	stable
As described in our strategy section following, we have previously announced a capital management strategy whereby we have committed to providing certain returns to shareholders.
Our financial condition has enabled us to execute our capital management program. During fiscal 2005, we returned $1,497 million to shareholders via a special dividend and a share-buy-back. In fiscal 2005, we paid a special dividend of 6 cents per share ($747 million) with our interim dividend and bought back 185,284,669 ordinary shares. In total, 1.47% of our total issued ordinary shares, or 2.87% of our non-Commonwealth owned ordinary shares, were bought back. The cost of the share buy-back comprised the purchase consideration of $750 million and associated transaction costs of $6 million. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend of $2.55 per share and a capital component of $1.50 per share.
We reported a strong free cash flow position, which enabled the company to pay increased dividends, fund the acquisition of a number of new entities and complete the off market share buy-back as described. We have sourced cash through ongoing operating activities and through careful capital and cash management.
We continued to increase cash flow from operating activities to $8,163 million for the current year compared with $7,433 million in fiscal 2004. This position was the result of higher sales revenue and continued tight control of expenditure and working capital management.
Cash used in investing activities was $3,809 million, representing an increase of $539 million over the prior year. The increase is mainly attributable to capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. Investment expenditure in fiscal 2005 totalled $590 million compared with the prior year of $668 million, which was mainly for the acquisition of the KAZ Group, the Damovo Group, and the PSINet Group. Total cash flow before financing activities (free cash flow) increased to $4,354 million compared with $4,163 million in fiscal 2004.
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Our cash used in financing activities was $3,512 million, resulting from the funding of dividend payments and the share buy-back, offset by net proceeds from borrowings received from a number of our bond issues.
Investor return and other key ratios
Our earnings per share increased to 35.5 cents per share in fiscal 2005 from 32.4 cents per share in the prior year. This increase is due to improved earnings and a reduction in the number of shares on issue as a result of the off market share buy-back completed during fiscal 2005.
We have declared a final fully franked dividend of 14 cents per ordinary share ($1,742 million) and a fully franked special dividend of 6 cents per ordinary share ($747 million) to be paid with the final dividend, bringing declared dividends per share for fiscal 2005 to 40 cents per share. The prior year declared dividends amounted to 26 cents per share. The dividends paid in fiscal 2005 were 33 cents per share compared with dividends paid in fiscal 2004 of 25 cents per share. We also returned $750 million to shareholders through an off market share buy-back. Other relevant measures of return include the following:
•	Return on average assets — 2005: 20.4% (2004: 19.4%)

•	Return on average equity — 2005: 29.4% (2004: 26.8%)
Return on average assets is higher in fiscal 2005 primarily due to the increased profit previously discussed. Return on average equity is also attributable to higher profits and to the reduced shareholders’ equity resulting from the share buy-back and increased dividend payments in fiscal 2005.
Strategy
We offer a full range of telecommunications products and services throughout Australia and various telecommunications services in certain overseas countries. Our strategy to move forward as the Australian market leader in the industry, involves the management of the following:
•	migration of customer demand from traditional products and services, particularly PSTN, to the emerging products and services of the business, in particular mobiles and broadband internet services;

•	cost and productivity improvements;

•	continual improvement of customer service levels; and

•	alignment of investment with revenue growth drivers.
The effective management of these business areas will require a market based management approach and a change in how the company operates. It also requires a regulatory environment that allows us to compete on an equal basis.
We do face a series of business operating issues that will impact the future results of our Company. These issues range from the potential full privatisation of the Company, regulatory issues, including regulated price caps, and establishing the appropriate business structure to drive future growth.
Growth in sales revenues was led by mobiles, Internet and IP Solutions, solutions management, and advertising and directory services. We continue to focus on maximising revenues from our higher margin traditional products such as PSTN, while managing the shift in customer demand to our lower margin emerging products such as broadband. We have aligned our investment strategies with the new growth areas and continue to focus on identifying cost efficiencies to protect operating margins as far as possible, whilst at the same time improving our customer service levels.
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We continue to increase ordinary dividends to our shareholders. In addition, we have improved returns to our shareholders through special dividends and share buy-backs as part of our capital management strategy. Since fiscal 2004, we have adopted the following capital management policies:
•	declaration of ordinary dividends of around 80% of net profit after tax (before any unusual items such as write downs of assets and investments); and

•	the return of $1,500 million to shareholders each year until fiscal 2007 through special dividends and/or share buy-backs, subject to maintaining our target financial parameters.
Industry dynamics
The Australian telecommunications industry is continually changing. In recent times, we have seen the number of mobile handsets in the Australian market continue to grow, as well as the use of mobile services. Most households continue to maintain a basic access line, however PSTN products are increasingly being substituted by wireless products.
The broadband sector is in a significant growth phase as the demand for high speed internet access accelerates. We have seen large increases in broadband subscribers in the last two to three years and a steady fall in prices as providers compete for market share.
Advances in technology continue to underline the telecommunications industry. In recent years, we have seen various new product offerings released to the market, including the provision of high-speed wireless services, third generation (3G) mobile services and other mobile offerings such as i-mode. Voice services over IP (VoIP) is another area of change for which the industry is preparing. We have recently successfully commissioned and commenced testing our next generation VoIP platform that we believe will offer value added broadband services to our customers in the future. We continue to be at the forefront of these, and other, technology advancements as we have devoted substantial capital to upgrade our telecommunications networks to meet customer demand, particularly for the new product and growth areas.
We are well positioned to focus on these areas of new customer demand by providing a broad range of innovative products with creative and competitive pricing structures.
Sale of the Commonwealth’s remaining interest
The Commonwealth Government has reiterated its commitment to the sale of the Commonwealth’s remaining shares in us. Telstra’s Board and management support the sale by the Commonwealth of the remaining shares in Telstra to complete the privatisation process, but recognise that the decision is one for the Commonwealth to make. The full privatisation of the Company will depend upon a number of factors, including the passing of appropriate legislation through Parliament and market conditions.
Dividends
The directors have declared a fully franked final dividend of 14 cents per share ($1,742 million) and a fully franked special dividend of 6 cents per share ($747 million). The dividends will be franked at a tax rate of 30%. The record date for the final and special dividends will be 30 September 2005 with payment being made on 31 October 2005. Shares will trade excluding entitlement to the dividend on 26 September 2005.
On 11 August 2005, we also disclosed the intention to pay a fully franked special dividend of 6 cents per share as part of the interim dividend in fiscal 2006. The proposed special dividend is part of the execution of our capital management program. The financial effect of the special dividend will be reflected in the fiscal 2006 financial statements.
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During fiscal 2005, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend

Final dividend for the year ended 30 June 2004	12 August 2004	29 October 2004	13 cents franked to 100%	$1,642 million

Interim dividend for the year ended 30 June 2005	10 February 2005	29 April 2005	14 cents franked to 100%	$1,742 million

Special dividend for the year ended 30 June 2005	10 February 2005	29 April 2005	6 cents franked to 100%	$747 million
At present, it is expected that we will be able to fully frank declared dividends out of fiscal 2006 earnings. However, the Directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because our ability to frank dividends depends upon, among other factors, our earnings, Government legislation and our tax position.
Significant changes in the state of affairs
There have been no significant changes in the state of affairs of our Company during the financial year ended 30 June 2005.
Likely developments and prospects
The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:
•	the likely developments and future prospects of Telstra’s operations; or

•	the expected results of those operations in the future.
Events occurring after the end of the financial year
The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs other than:
•	On 28 June, we announced the acquisition of 100% of the issued share capital of Keycorp Solutions Limited for a cash consideration of $55 million plus transaction costs. This acquisition is subject to approval by the shareholders of Keycorp Solutions Limited’s parent company, Keycorp Limited, and if approved, will be effective from 1 July 2005.

In conjunction with and conditional upon our purchase of Keycorp Solutions Limited, Keycorp Limited announced, subject to shareholder approval, it would use the proceeds from the sale to enable a pro-rata return of capital to shareholders of 41 cents per share. As a shareholder of Keycorp Limited, we are expecting to receive approximately $16 million in returned capital.

Keycorp Solutions Limited is a subsidiary of Keycorp Limited, an associated entity of ours, in which we hold 47.8% of the issued share capital. Keycorp Solutions Limited has previously partnered with us to provide payment transaction network carriage services to customers. In acquiring this entity, we will now provide the services in our own right. Neither the acquisition nor the return of capital have been recognised in our financial statements as at 30 June 2005.
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•	We have appointed Sol Trujillo as our new Chief Executive Officer, effective 1 July 2005. The new CEO is undertaking an operational and strategic review to be completed within 3 to 4 months of his appointment.
Details about directors and executives
Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:
•	On 20 July 2004, Donald G McGauchie was appointed Chairman of the Board of Directors. On appointment, he replaced John T Ralph who was acting Interim Chairman for the period 14 April 2004 to 20 July 2004;

•	Samuel H Chisholm resigned as Director on 28 October 2004;

•	Zygmunt E Switkowski resigned as CEO and Managing Director on 1 July 2005; and

•	Solomon D Trujillo was appointed CEO and Executive Director on 1 July 2005.
In addition, Anthony J Clark and John T Ralph retired as Directors effective 11 August 2005.
Information about directors and senior executives is provided as follows and forms part of this directors’ report:
•	names of directors and details of their qualifications, experience and special responsibilities are given on pages 13 to 18;

•	details of the directorships of other listed companies held by each director in the past 3 years is provided on pages 13 to 18;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 19;

•	details of directors’ and senior executive shareholdings in Telstra are shown on page 20; and

•	details of directors’ and senior executive emoluments is detailed in the Remuneration report on pages 22 to 41.
Company secretary
The qualifications, experience and responsibilities of our company secretary are provided at page 18 and forms part of this report.
Equity based compensation
Over time, Telstra has provided equity based remuneration through our short term and long term incentive plans and our deferred remuneration plan. Instruments issued under these plans are performance rights, restricted shares, options, deferred shares and incentive shares.
Performance rights, restricted shares, and options have performance hurdles in place which must be achieved for them to vest. If the performance hurdle is not achieved, they will have nil value and will lapse. Generally, deferred shares will only vest when a specified service period is completed. Half of certain employees’ short term incentive is allocated by way of incentive shares. Generally these instruments will vest progressively over a specified service period from the date of allocation.
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For our reporting under Australian generally accepted accounting principles (AGAAP), we recognise an expense for instruments issued when it is certain that there is an actual cost that will be realised by Telstra. The exercise price for performance rights, restricted shares, deferred shares and incentives shares is nominal and we recognise an expense when the funding is provided to purchase shares on market to underpin the instruments. When an employee exercises options, they are required to pay the option exercise price. As a result, when shares are purchased to underpin options, we recognise a receivable in Telstra’s statement of financial position.
For our reporting under United States generally accepted accounting principles (USGAAP), we expense the fair value of all instruments issued at the time of grant. When the Australian equivalent of International Financial Reporting Standard IFRS 2: “Share based payment” is adopted as AGAAP, we will apply this standard to the accounting for our option and employee share plans.
In fiscal 2005, we have recognised an expense of $17 million (2004: $19 million) relating to instruments issued during the year for AGAAP and an expense of $15 million (2004: $19 million) under USGAAP.
Refer to note 19 of the financial statements for a detailed explanation of all employee share plans and the accounting treatment applied to each.
Directors’ and officers’ indemnity
Constitution
Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:
•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

•	the liability does not arise out of conduct involving a lack of good faith.
Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in defending civil or criminal proceedings.
If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.
Deeds of indemnity in favour of directors, officers and employees
Telstra has also executed deeds of indemnity in favour of:
•	directors of the Telstra Entity (including past directors);

•	secretaries and executive officers of the Telstra Entity (other than Telstra Entity directors) and directors, secretaries and executive officers of our wholly owned subsidiaries;

•	directors, secretaries and executive officers of a related body corporate of the Telstra Entity (other than a wholly owned subsidiary) while the director, secretary or executive officer was also an employee of the Telstra Entity or a director or employee of a wholly owned subsidiary of the Telstra Entity (other than Telstra Entity directors);

•	employees of Telstra appointed to the boards of other companies as our nominees; and
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•	employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)).
Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to Board papers and requires Telstra to maintain insurance cover for the directors.
The indemnity in favour of employees relating to Telstra Sale Schemes is confined to liabilities incurred as an employee in connection with the formulation, entering into or carrying out, of a Telstra Sale Scheme.
Directors’ and officers’ insurance
Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. Telstra has paid the premium for the policy. The directors’ and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.
Environmental regulation and performance
Performance in relation to particular and significant environmental legislation
Telstra’s operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:
•	the impact of the rollout of telecommunications infrastructure;

•	site contamination; and

•	waste management.
Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.
The directors are not aware of any significant breaches of environmental regulation during the financial year.
Legal and Regulatory Compliance
Telstra is committed to conducting its businesses in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra’s commitment to its employees, customers, shareholders and the community.
The Board is responsible for requiring appropriate compliance frameworks and controls to be in place and operating effectively for compliance with relevant laws, regulations and industry codes. The Audit Committee has been delegated specific responsibility for reviewing Telstra’s approach to achieving compliance with laws, regulations and associated industry codes in Australia and overseas and the oversight of compliance issues. This oversight is facilitated by the preparation of a quarterly compliance report summarising significant compliance initiatives and issues across the Company.
Telstra has a number of compliance programs in place to address specific legal and regulatory obligations. These include programs directed to health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.
The principles of the Australian Standard on Compliance Programs, AS 3806, have been incorporated into these programs and a number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to ensure that the Company’s approach is comprehensive, robust and rigorous.
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This program based approach at a corporate level is supported by a network of managers and other personnel at the business unit level with specific responsibility for the implementation of the compliance programs within the business units. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with Telstra’s obligations. This is achieved through a focus on policies, procedures and work instructions that is intended to ensure that Telstra and its employees achieve transparent compliance with these obligations. There is a complementary focus on training, dissemination of information and monitoring of compliance outcomes.
These initiatives reflect the Company’s commitment to maintaining a strong compliance record and reducing the risk of future legal and regulatory compliance issues.
Audit and non-audit services
The Auditor-General and Ernst & Young are authorised to perform all “audit services”, being an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements. The Audit Committee approves the provision of audit services as part of the annual approval of the audit plan. Where additional audit services not contemplated in the annual audit plan are subsequently deemed to be necessary during the course of the year, the provision of these services is separately approved by the Audit Committee prior to commencement of the services.
The Auditor-General does not provide non-audit services. Telstra does not engage Ernst & Young to perform any of the following non-audit services:
•	bookkeeping services and other services related to preparing Telstra’s accounting records of financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution in kind reports;

•	actuarial services;

•	internal audit services;

•	management function or human resources;

•	broker or dealer, investment adviser, or investment banking services; and

•	legal services or expert services unrelated to the audit.
In addition, Ernst & Young does not provide taxation advice of a strategic or tax planning nature.
All other non-audit services may only be provided by Ernst & Young if the Audit Committee and the Auditor-General have expressly approved the provision of the non-audit service prior to commencement of the work, and the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.
The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written statement delineating all relationships between the Auditor-General, Ernst & Young and Telstra and its controlled entities. The statement includes a report of all audit and non-audit fees billed by the Auditor-General and Ernst & Young in the most recent fiscal year, a statement of whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence and a statement regarding the Auditor General’s and Ernst & Young’s internal quality control procedures.
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A copy of the independence of the auditor declaration is set out on page 21 and forms part of this report. The Audit Committee considers whether Ernst & Young’s provision of non-audit services to the company is compatible with maintaining the independence of Ernst & Young. The Audit Committee also submits annually to the Board a formal written report describing any non-audit services rendered by Ernst & Young during the most recent fiscal year, the fees paid for those non-audit services and explaining why the provision of these non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.
Details of amounts paid or payable to the auditor for non-audit services provided during the year are located in note 3(b) to our financial statements.
For the reason set out above, the directors are satisfied that the provision of non-audit services by the external auditor during the year ended 30 June 2005 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.
Rounding of amounts
The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.
This report is made in accordance with a resolution of the directors.
Donald McGauchie
Chairman
11 August 2005
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Directors’ profiles
As at 11 August 2005, our directors were as follows:

			Year of initial	Year last re-
Name	Age	Position	appointment	elected (1)

Donald G McGauchie	55	Chairman	1998	2003
John T Ralph (2)	72	Deputy Chairman	1996	2003
		CEO and
Solomon D Trujillo (3)	54	Executive Director	2005	—
Anthony J Clark (4)	66	Director	1996	2002
John E Fletcher	54	Director	2000	2003
Belinda J Hutchinson	52	Director	2001	2004
Catherine B Livingstone	49	Director	2000	2002
Charles Macek	58	Director	2001	2004
John W Stocker	60	Director	1996	2003

(1)	Other than the chief executive officer, one third of directors are subject to re-election by rotation each year.

(2)	John T Ralph retired as a Director effective 11 August 2005.

(3)	Solomon D Trujillo was appointed as CEO and Executive Director on 1 July 2005.

(4)	Anthony J Clark retired as a Director effective 11 August 2005.
A brief biography for each of the directors as at 11 August 2005 is presented below:
Donald G McGauchie AO
Age 55
Donald McGauchie joined Telstra as a non-executive Director in September 1998 and was appointed as Chairman in July 2004. He is Chairman of the Nomination Committee and is a member of the Remuneration Committee.
Experience:
Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.
Directorships of other listed companies — Current:
Director, James Hardie Industries NV (2003 — ) and Nufarm Limited (2003 — ).
Directorships of listed companies — past three years:
Deputy Chairman, Ridley Corporation Limited (1998—2004); Director, National Foods Limited (2000 — 2005); and Graincorp Limited (1999—2002).
Other:
Director, Reserve Bank of Australia; Partner, C&E McGauchie — Terrick West Estate; President of the National Farmers Federation (1994—1998); and Chairman, Rural Finance Corporation (2003—2004). Awarded the Centenary Medal for service to Australian society through agriculture and business in 2003.

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John T Ralph — AC, FCPA, FTSE, LFAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU)
Age 72
John Ralph joined Telstra as non-executive director and Deputy Chairman in October 1996. He is a member of the Audit Committee, Nomination Committee and Remuneration Committee.
Experience:
Mr Ralph has had over 50 years of experience in the mining and finance industries. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited. He has previously served on the boards of several of Australia’s largest companies including the Commonwealth Bank of Australia Limited, BHP Billiton Limited and Fosters Group Limited.
Directorships of other listed companies — Current:
Nil
Directorships of listed companies — past three years:
Chairman, Commonwealth Bank of Australia (1999 — 2004, Director from 1985); and Director, BHP Billiton Ltd (1997 — 2002) and BHP Billiton plc (2002).
Other:
Chairman, Australian Farm Institute (2004— ) and Chairman, Australian Foundation for Science (1994 —); Member, Board of Melbourne Business School (1989 — ); President, Scouts Australia, Victorian Branch (2003 — ); Patron of St Vincent’s Institute Foundation (2004 — ); and Director, The Constitutional Centenary Foundation incorporated (1994 — 2002).
Mr Ralph has announced his retirement as a Director effective 11 August 2005.
Anthony J Clark — AM, FCA, FAICD
Age 66
Tony Clark joined Telstra as a non-executive Director in October 1996. He served on the Audit Committee until February 2005.
Experience:
Mr Clark has had extensive experience in the accounting field, specialising in audit and advisory services and is a Fellow of the Institute of Chartered Accountants and a Fellow of the Australian Institute of Company Directors. Mr Clark was formerly a Managing Partner KPMG NSW.
Directorships of other listed companies — current:
Chairman, Cumnock Coal Limited (2001 — ); Director, Amalgamated Holdings Limited (1998 — ); Ramsay Health Care Limited (1998 — ); and Carlton Investments Limited (2000 — ).
Directorships of listed companies — past three years:
Nil
Other: Chairman, Maritime Industry Finance Company Ltd (1998 — ); Deputy Chairman, Tourism Australia (2004 — ) and Australian Tourist Commission (1996 — 2004).
Mr Clark has announced his retirement as a Director effective 11 August 2005.

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John E Fletcher — FCPA
Age 54
John Fletcher joined Telstra as a non-executive Director in November 2000. He is a member of the Nomination Committee and the Remuneration Committee.
Experience:
Mr Fletcher has had extensive experience in management in the transport industry and was formerly Chief Executive of Brambles Industries Ltd. Mr Fletcher was employed by Brambles for 27 years, initially in an accounting role and then in a series of operating and senior management positions before being appointed as Chief Executive in 1993.
Directorships of other listed companies — current:
Chief Executive Officer and Director, Coles Myer Ltd (2001 — ).
Directorships of listed companies — past three years:
Nil
Other:
Nil
Belinda J Hutchinson — BEc, FCA
Age 52
Belinda Hutchinson joined Telstra as a non-executive Director in November 2001. She has been a member of the Audit Committee since February 2005.
Experience:
Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1993 where she was an Executive Director. She was previously a Vice President of Citibank Ltd.
Directorships of other listed companies — current:
Director, QBE Insurance Group Limited (1997 — ).
Directorships of listed companies — past three years:
Director, TAB Limited (1997 — 2004) and Crane Group Limited (1997 — 2004)
Other:
Director, Energy Australia Limited (1997 — ) and St Vincent’s and Mater Health Sydney Limited (2001 — ); President, Library Council of New South Wales (2005 — ) (Member since 1997); and Consultant, Macquarie Bank Limited (1997 — ).
f

15

Catherine B Livingstone — BA (Hons), FCA, FTSE
Age 49
Catherine Livingstone joined Telstra as a non-executive Director in November 2000. She is a member of the Audit Committee and the Technology Committee.
Experience:
Ms Livingstone has a degree in accounting and has held several finance and general management roles predominantly in the medical devices sector. Ms Livingstone was the Chief Executive of Cochlear Limited (1994 — 2000).
Directorships of other listed companies — current:
Director, Macquarie Bank Limited (2003 — ).
Directorships of listed companies — past three years:
Director, Goodman Fielder Ltd (2000 — 2003) and Rural Press Limited (2000 — 2003).
Other:
Chairman, CSIRO (2001 — ) and Australian Business Foundation (2000 — ); Director, Sydney Institute (1998 — ); Member, Department of Accounting and Finance Advisory Board Macquarie University and Business/Industry/Higher Education Collaboration Committee (BIHECC).
Charles Macek — BEc, MAdmin, FSIA, FAICD, FCPA, FAIM, FCA
Age 58
Charles Macek joined Telstra as a non-executive Director in November 2001. He is a member of the Audit Committee and Nomination Committee and is Chairman of the Remuneration Committee.
Experience:
Mr Macek has a strong background in economics and has had a long association with the finance and investment industry. His former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd.
Directorships of other listed companies — current:
Director, Wesfarmers Ltd (2001 — ).
Directorships of listed companies — past three years:
Chairman and Director, IOOF Holdings Ltd (2002 — 2003).
Other:
Chairman, Sustainable Investment Research Institute Pty Ltd (2002 — ) and Financial Reporting Council (FRC); Director, Williamson Community Leadership Program Limited (2004 — ) and Vertex Capital Pty Ltd (2004 — ); Victorian Councillor, Australian Institute of Company Directors; and Member, New Zealand Accounting Standards Review Board and Investment Committee of Unisuper Ltd;
Chairman, Centre for Eye Research Australia Ltd (1996 — 2003); and Director of Famoice Technology Pty Ltd. (2001 — 2004).

16

John W Stocker — AO, MB, BSc, BMedSc, PhD, FRACP, FTSE
Age 60
John Stocker joined Telstra as a non-executive Director in October 1996. He is Chairman of the Audit Committee and Technology Committee.
Experience:
Dr Stocker has had a distinguished career in pharmaceutical research and extensive experience in management of research and development, and its commercialisation included in his role as Chief Scientist for the Commonwealth of Australia (1996 — 1999).
Directorships of other listed companies — current:
Chairman, Sigma Company Ltd (1998 — ); Director, Cambridge Antibody Technology Group plc (1995 — ); Circadian Technologies Ltd (1996 — ); and Nufarm Limited (1998 — ).
Directorships of listed companies — past three years:
Nil
Other:
Principal, Foursight Associates Pty Ltd. Chairman; and Grape and Wine Research and Development Corporation (1997 — 2004).
On 1 July 2005 we appointed a new CEO and executive director. Our new CEO’s qualifications and experience are set out below.
Solomon D Trujillo — BSc, BBus, MBA, Hon Doctor of Law Degrees
(University of Wyoming, University of Colorado)

Age 53

Sol Trujillo joined Telstra as Chief Executive Officer and executive Director on 1 July 2005.
Experience:
Mr Trujillo has spent his career in the communications sector where he managed fixed line, wireless, broadband and directory businesses and served as a leader in the shift to market-based management. He served as CEO of London-based Orange, one of Europe’s largest mobile companies and CEO of Graviton, a San Diego-based hi-tech company producing telesensors. Mr. Trujillo spent 26 years with US West Inc, where, for five years, he served as Chairman, CEO and President of the Denver-based communications giant.
Directorships of Other Listed Companies — Current:
Director, Target Corporation (September 1994 — ); Gannett Co Inc. (May 2002 — ); PepsiCo Inc (January 2000 — September 2005); and Electronic Data Systems Corporation (EDS) (January 2005 — October 2005).
Directorships of Listed Companies — past three years:
Director, Orange SA (2001 — 2005).
Other:
Member, World Economic Forum (2005— ); and UCLA’s School of Public Affairs (2000 — ); Trustee, Boston College; Director, Tomas Rivera Policy Institute (1991 — ). Recipient, the Ronald H. Brown Corporate Bridge Builder Award in 1999 from President Clinton for his lifetime commitment as an advocate of workplace diversity.

17

During the year and through to the date of the report, the following directors resigned:
•	Samuel H Chisholm resigned as a director on 28 October 2004; and

•	Zygmunt E Switkowski resigned as a director on 1 July 2005.
A brief biography for each of the former directors is presented below:
Samuel H Chisholm
Age 64
Director since November 2000. Resigned on 28 October 2004.
Director, Australian Wool Services Ltd and Victor Chang Cardiac Research Institute. Mr Chisholm was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of The News Corporation (1990—1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.
Zygmunt E Switkowski — BSc (Hons), PhD, FAICD
Age 56
Chief Executive Officer (CEO) and Managing Director
CEO and Managing Director since March 1999. Resigned as CEO and Managing Director on 1 July 2005.
Formerly Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd and the Business Council of Australia.
Qualifications and experience of each person who is a company secretary of the company
Douglas C Gration — FCIS, BSc, LLB (Hons), GDip AppFin,

Age 39
Mr Gration was appointed Company Secretary of Telstra Corporation Limited in August 2001.
Before joining Telstra, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts and played a key role in the T1 and T2 Telstra privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include Deputy Group General Counsel and Infrastructure Services & Wholesale General Counsel of Telstra.

18

Directors’ meetings
Each director attended the following Board and committee meetings during the year as a member of the Board or relevant committee:

	Board		Committees (11)
			Audit		Nominations and		Technology
					Remuneration (7)
	a	b	a	b	a	b	a	b

D G McGauchie(1)	13	13	—	—	9	9	—	—
J T Ralph(4)	13	12	5	4	9	8	—	—
Z E Switkowski(5)	11	11	—	—	—	—	3	3
S H Chisholm(2)	6	6	—	—	—	—	—	—
A J Clark(3)	13	10	2	2	—	—	—	—
J E Fletcher(9)	13	12	—	—	8	7	—	—
B J Hutchinson(6)	13	13	2	2	—	—	—	—
C B Livingstone	13	13	5	5	—	—	3	3
C Macek(10)	13	12	5	5	9	8	—	—
J W Stocker(8)	13	13	5	5	1	1	3	3

Column a: number of meetings held while a member.
Column b: number of meetings attended.

(1)	Appointed as Chairman of the Board on 20 July 2004. Served as Chairman of Nominations and Remuneration Committee from 3 December 2003 to 23 March 2005. Appointed Chairman of Nomination Committee on 23 March 2005 following the division of the Nominations and Remuneration Committee.

(2)	Retired as a Director on 28 October 2004.

(3)	Resigned from the Audit Committee on 7 February 2005.

(4)	Resumed as a member of the Audit Committee from 20 July 2004 after completing role as interim Chairman.

(5)	Two board meetings throughout the year were held for non-executive directors only — Dr Switkowski was therefore not required to attend these meetings. Resigned as Chief Executive Officer and Managing Director on 1 July 2005.

(6)	Appointed as a member of the Audit Committee on 10 February 2005.

(7)	The Nominations and Remuneration Committee divided into two committees (Nomination Committee and Remuneration Committee) on 23 March 2005. Subsequent to this date there was one meeting held by each of the Nomination Committee and the Remuneration Committee. D G McGauchie, C Macek and J E Fletcher attended each of these meetings, J Ralph was an apology at both meetings.

(8)	Resigned from the Nominations and Remuneration Committee on 11 August 2004.

(9)	Appointed to the Nominations and Remuneration Committee on 11 August 2004.

(10)	Appointed Chairman of Remuneration Committee on 23 March 2005 following the division of the Nominations and Remuneration Committee.

(11)	Committee meetings are open to all Directors to attend in an ex officio capacity.

19

Directors’ and senior executives’ shareholdings in Telstra
As at 11 August 2005:
Directors

		Number of shares held
	Direct	Indirect
	Interest	interest(1)	Total

Donald G McGauchie	—	41,445	41,445
John T Ralph	1,000	82,541	83,541
Solomon D Trujillo	—	—	—
Anthony J Clark	10,000	45,026	55,026
John E Fletcher	—	52,934	52,934
Belinda J Hutchinson	37,111	29,996	67,107
Catherine B Livingstone	10,400	18,184	28,584
Charles Macek	—	42,005	42,005
John W Stocker	800	89,067	89,867

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
Senior executives

	Number of shares held
	Direct	Indirect
	Interest	Interest	Total

Bruce Akhurst	7,780	54,711	62,491
Douglas Campbell	9,700	27,500	37,200
David Moffatt	600	3,100	3,700
Ted Pretty	—	2,400	2,400
Michael Rocca	12,000	—	12,000
Bill Scales	8,516	1,400	9,916
Deena Shiff	5,680	8,800	14,480
John Stanhope	6,980	3,960	10,940
David Thodey	12,462	5,800	18,262

20

Auditor’s independence Declaration to the Directors of Telstra Corporation Limited
In relation to my audit of the financial report of Telstra Group (comprising Telstra Corporation Limited and the entities it controlled during the year) for the year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ian McPhee
Auditor-General
11 August 2005
Canberra, Australia

21

Remuneration report
The directors present the remuneration report prepared in accordance with Section 300A of the Corporations Act 2001 for the Telstra Group for the financial year ended 30 June 2005.
Introduction
Our remuneration policy is designed to link the remuneration of the CEO and senior executives with our performance.
The CEO and senior executives’ remuneration is linked to both our short and long-term performance through:
•	the short-term incentive (STI) plan, where individuals are assessed against a combination of quantitative and qualitative measures of performance over the past year; and

•	the long term incentive (LTI) plan through the use of performance rights, all of which have long-term performance measures which ensure the rights can only be exercised when the Company achieves previously set targets.
The non-executive directors’ remuneration is not linked to short-term performance, as the focus of the Board is on governance and the longer-term strategic direction of the Company. As such, part of their remuneration is delivered as shares, through Telstra’s Directshare plan.
In this report we explain the policy and structure of the remuneration of:
•	non-executive directors; and

•	the CEO and senior executives.
Each section includes an explanation of how the remuneration is calculated as well as a table showing actual figures. For the purpose of this report the senior executives are the Group Managing Directors reporting to the CEO.
Non-executive directors
Remuneration policy

Non-executive directors are remunerated with fees which are not linked to performance to preserve their independence. The total fee pool is approved by shareholders.
Our non-executive directors are remunerated in accordance with our constitution, which provides for the following:
•	an aggregate limit of fees is set and varied only by approval of a resolution of shareholders at the annual general meeting; and

•	the Board determines how those fees are allocated among the directors within the fee pool.
The current fee pool of $1,320,000 was approved by shareholders at the November 2003 annual general meeting, and remains unchanged. Since 2003, there has been a significant shift in director fees in the Australian market due to the increased time and responsibility required of non-executive directors. Based on independent remuneration advice, these market changes have resulted in a decline in the competitiveness of our current fee pool over this period.
In order to maintain their independence and impartiality, the remuneration of the non-executive directors is not linked to the performance of the Company, except through their participation in the Directshare plan which is explained below.

22

In determining the fee pool and individual director fee levels, the Remuneration Committee makes recommendations to the Board, and in the case of the fee pool, the Board recommends to shareholders taking into account:
•	the Company’s existing remuneration policies;

•	independent professional advice;

•	the fee pool of other comparable companies;

•	fees paid to individual directors by comparable companies;

•	the general time commitment and responsibilities involved;

•	the risks associated with discharging the duties attaching to the role of director; and

•	the level of fees necessary to attract and retain directors of a suitable calibre.
Remuneration structure 2004/2005

Non-executive directors receive a total remuneration package based on their role on the Board and committee memberships. Non-executive directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders.
The Board determines the non-executive directors’ annual fees (total remuneration package or TRP). The TRP paid to each director is determined according to their role on the Board and committee memberships, as set out below.
Board fees
Board members are paid the following fees.

•	Chairman	$308,000

•	Deputy Chairman	$154,000

•	Director	$88,000
These amounts were approved by the Board effective 1 July 2004.
Committee fees
Board members, excluding the Chairman and Deputy Chairman, are paid the following additional fees for service on Board committees.

•	Audit Committee Chairman	$50,000

•	Audit Committee member	$25,000

•	Remuneration Committee Chairman	$10,000

•	Remuneration Committee member	$5,000

•	Nomination Committee member	$5,000

•	Technology Committee Chairman and member	$5,000
These amounts were approved by the Board effective 1 April 2005. The Board considers these fees appropriate given the additional time requirements of committee members, the complex matters before these committees and, in the case of the Audit Committee, an increased number of committee meetings and governance requirements.
The total of all fees paid to non-executive directors in fiscal 2005 remains within the current fee pool approved by shareholders.

23

Components of the total remuneration package
The Board has determined that a non-executive director’s TRP will consist of three components: cash, shares (through the Directshare plan) and superannuation. Each year directors are asked to specify the allocation of their TRP between these three components, subject to the following thresholds:
•	at least 30% must be taken as cash;

•	at least 20% must be taken as Directshares; and

•	the minimum superannuation guarantee, where applicable.
The Board will continue periodically to review its approach to the non-executive directors’ remuneration structure to ensure it compares with general industry practice and best practice principles of corporate governance.
Equity compensation — Directshare
Directshare forms part of our overall remuneration strategy and aims to encourage a longer-term perspective and to align the directors’ interests with those of our shareholders.
Through our Directshare plan, non-executive directors are required to sacrifice a minimum of 20% of their TRP towards the acquisition of restricted Telstra shares. The shares are purchased on-market and allocated to the participating non-executive director at market price. The shares are held in trust and are unable to be dealt with for five years unless the participating director ceases to be a director of Telstra.
Non-executive directors may state a preference to increase their participation in the Directshare plan. Where this occurs, the non-executive director takes a greater percentage of TRP in Telstra shares, and the cash component is reduced to the same extent. As the allocation of Directshares is simply a percentage of the non-executive director’s TRP it is not subject to the satisfaction of a performance measure.
Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under the Directshare plan during the period the shares are held in trust.
Superannuation
Mandatory superannuation contributions are included as part of each director’s TRP and directors may state a preference to increase the proportion of their TRP taken as superannuation subject to legislative requirements.
Other benefits
In accordance with Board policy, and as permitted under Rule 16.4 of our Constitution, directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or committees, or when otherwise engaged on the business of the Company. We also provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we may also make products and services available to directors without charge to allow them to familiarise themselves with our products and services and recent technological developments.
To the extent any of these items are considered a personal benefit to a director, the value of the benefit is included in the “non-monetary benefits” column in figure 1.

24

Details of non-executive directors’ remuneration
The following table provides the details of all remuneration paid to our non-executive directors in fiscal 2005.
Figure 1: Non-executive Directors’ remuneration details

	Primary benefits				Post	Equity	Other		Total
					Employment
	Salary &	Non-	Superan-		Retirement	Directshare	Other fees
	fees (1)	monetary (2)	nuation		benefits
					accrued
	($)	($)	($)		($)	($)	($)		($)

Donald G McGauchie (3)	225,503	2,317	11,484		195,396	60,054	2,837	(4)	497,591
Chairman
John T Ralph (5)	131,559	2,253	—	(6)	79,940	30,703	—		244,455
Deputy Chairman
Samuel H Chisholm (7)	—	—	—		—	—	—		—
Director
Anthony J Clark	69,357	2,753	8,493		48,811	19,463	—		148,877
Director
John E Fletcher	43,795	3,015	6,705		35,603	40,000	—		129,118
Director
Belinda J Hutchinson	70,065	2,253	6,692		32,004	19,189	—		130,203
Director
Catherine B Livingstone	77,764	2,253	8,537		46,216	21,575	—		156,345
Director
Charles Macek	79,584	2,057	8,717		40,160	22,075	—		152,593
Director
John W Stocker	71,975	2,253	6,478		73,130	52,173	—		206,009
Director

Total	769,602	19,154	57,106		551,260	265,232	2,837		1,665,191

(1)	Includes fees for membership on Board committees. Details of committee memberships and meeting attendances is provided on page 19.

(2)	Includes the value of the personal use of products and services.

(3)	Mr McGauchie was appointed Chairman on 20 July 2004.

(4)	This amount was paid to Mr McGauchie for membership of the Telstra Country Wide® (TCW) Advisory Board and is for contribution of services in addition to his Board duties. Payment of fees for membership of the TCW Advisory Board ceased on Mr McGauchie’s election as Chairman.

(5)	Mr Ralph was appointed as Interim Chairman from 14 April 2004 to 20 July 2004.

(6)	Under current superannuation legislation Mr Ralph does not receive superannuation benefits as he has passed his 70th birthday.

(7)	Mr Chisholm declined to receive directors fees. Mr Chisholm resigned from the Telstra Board on 28 October 2004.
Retirement benefits
We do not provide retirement benefits for new directors appointed to the Board after 30 June 2002. However, non-executive directors appointed before that date remain eligible to receive retirement benefits on retiring as a director of Telstra.
Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total remuneration in the preceding 3 years. Directors who have served less than 9 years but more than 2 years are entitled to receive a pro-rated amount based on the number of months they served as a director.
Figure 2 shows the increase in retirement benefits payable to our non-executive directors appointed before 30 June 2002 and the value of the payment to the director if he or she had retired on 30 June 2005.

25

Figure 2: Non-executive directors’ increases in retirement benefits

Name	Balance as at 2004	Increase during	Payment to director if
		fiscal 2005	they had retired on
			30 June 2005
	($)	($)	($)

Donald G McGauchie	145,277	195,396	340,673
John T Ralph	371,735	79,940	451,675
Samuel H Chisholm	—	—	—
Anthony J Clark	223,882	48,811	272,693
John E Fletcher	90,535	35,603	126,138
Belinda J Hutchinson	71,790	32,004	103,794
Catherine B Livingstone	96,858	46,216	143,074
Charles Macek	77,789	40,160	117,949
John W Stocker	269,046	73,130	342,176
CEO and senior executives
Remuneration policy

The Remuneration Committee regularly reviews the strategy, structure and policy for CEO and senior executive remuneration.
Responsibility for reviewing and recommending to the Board the remuneration strategy and structure for Telstra’s CEO and senior executives lies with the Remuneration Committee (until recently known as the Nominations & Remuneration Committee).
The Committee’s policy is that executive remuneration should:
•	reflect the size and scope of the role and be market competitive in order to attract and retain talent;

•	be linked to the financial and operational performance of the Company;

•	be aligned with the achievement of the Company’s long-term business objectives; and

•	be differentiated based on individual performance.
The Committee reviews the structure of the remuneration packages of the CEO and senior executives on a periodic basis and takes into account:
•	remuneration practices in other major corporations in Australia (both in terms of salary levels and the ratio between fixed and “at risk” components); and

•	a range of macro-economic indicators used to determine likely movements in broad salary rates.
Any decision made by the Remuneration Committee concerning an individual executive’s remuneration is made without the executive being present.
In 2004 the Committee engaged an independent consultant to provide advice directly to it on the remuneration policy and the levels of remuneration for comparable roles in other major corporations in Australia.
For fiscal 2005, the CEO was responsible for reviewing and determining the remuneration of the company secretary. However, the remuneration policy described in this report in relation to the senior executives and the discussion of the relationship between that policy and our performance applies to the company secretary. The company secretary participates in the STI plan and the LTI plan on the terms set out in this report.

26

Remuneration structure 2004/2005

There are three main components to the remuneration structure, some aspects of these have changed since last year as a result of the changes to deferred remuneration outlined below; the apportionment between fixed and “at risk” components reflect the role of the individual.
For fiscal 2005, the remuneration structure for the CEO and senior executives consisted of:
•	fixed remuneration;

•	short-term incentive (at risk); and

•	long-term incentive (at risk).
How remuneration is apportioned between fixed and “at risk” remuneration
Figure 3 below shows the maximum level of reward for the CEO, Group Managing Directors and Corporate Group Managing Directors (being our most senior and highly remunerated executives) should they achieve the stretch level of performance for the “at risk” elements of their remuneration. Actual remuneration received for fiscal 2005 was dependent on the actual performance of the Company and the individual. Achievement of the stretch level of performance requires significant high levels of performance of the Company, and them personally.
The “at risk” components of an executive’s remuneration package are calculated by reference to their fixed remuneration. If no STI or LTI gateway targets are passed, the executive receives 100% of fixed remuneration and 0% of their “at risk” remuneration.
Figure 3: Remuneration components of the CEO and senior executives for fiscal 2005

		Maximum	Maximum	Maximum
	Fixed	STI	LTI	Total package
	Remuneration	achievable	achievable
		% of fixed remuneration
Chief Executive Officer	100%	180%	120%	400%
Group Managing Directors	100%	126%	60%	286%
Corporate Group Managing Directors(1)	100%	72%	60%	232%

(1)	Corporate Group Managing Directors are those responsible for internal functions of the business, namely finance and administration and regulatory, corporate and human relations.
Fixed remuneration
Fixed remuneration is made up of guaranteed salary (including salary sacrifice benefits and any applicable fringe benefits tax) and superannuation. An individual’s fixed remuneration is generally set once a year as part of the Company-wide remuneration review.
The CEO and senior executives must contribute to superannuation from their fixed remuneration in accordance with the superannuation guarantee legislation. They may increase the proportion of their fixed remuneration taken as superannuation, subject to legislative requirements.
As a result of the Remuneration Committee’s periodic review during the year ended 30 June 2004, the Board decided to change the remuneration structure and re-balance the arrangements for the year ended 30 June 2005.

27

As foreshadowed last year, the practice of providing deferred remuneration, which was regarded as fixed remuneration generally subject to continued employment with the Company for three years, has been discontinued. These changes resulted in the value of the “fixed deferred” remuneration being distributed into fixed remuneration and the remuneration value of the short term incentive payment. The Board believes that these changes are in line with contemporary Australian and global market practice, and strengthen the link between remuneration and our performance. As a result, a greater proportion of the total package for the CEO and senior executives is at risk. This means that the CEO and senior executives are able to earn significant rewards only if superior operational and organisational performance linked to pre-determined company measures and targets are achieved.
Short-term incentive (STI)
The STI plan rewards the CEO and senior executives for meeting or exceeding specific annual business objectives linked to the annual business plan at the Company, business unit and individual level.
Measures and targeted achievement levels are reviewed each year to reflect changes in business priorities for the forthcoming year. Achievement at the stretch targets for Company, business unit and individual measures will generally result in the maximum STI payment being received. However, achievement of the maximum STI payment requires significant performance above what would normally be expected by the individual and the Company. This is discussed in more detail in the section titled “How rewards are linked to performance”.
Components of the STI: cash and rights
The value received under the annual STI plan is delivered half in cash and half as rights to Telstra shares. The rights vest in equal amounts over the following three years at 12 month intervals.
The Telstra Growthshare Trust (Trust) administers the STI Equity plan. The Trust buys the shares on-market and holds the shares in trust until they vest. The CEO and senior executives do not hold any beneficial interest in the shares until they are released by the Trust.
Dividends on the shares are paid to the Trust, not to the CEO or senior executive concerned. When shares vest the allocation is adjusted to include an additional number of shares to reflect the dividends forgone. The additional number of shares is calculated by using the full value of the dividends attributable to the shares from the date of allocation to the vesting date divided by the volume weighted average share price over the five days prior to the date of vesting.
The Board is of the opinion that the delivery of rights will increase the focus on the Company’s performance and by facilitating share ownership in Telstra by the CEO and senior executives, better align their interests with those of our shareholders.
How the STI is calculated
The STI plan is based on a range of Company financial, organisational and individual performance measures and targets and was approved by the Board.
The plan focuses on the Company performance measures of:
•	EBIT growth;

•	revenue growth;

•	customer retention; and

•	(for the CEO) underlying EBITDA margin.
These measures were used to calculate 80% of the CEO’s maximum achievable STI value in fiscal 2005 and 41.7% of the senior executives’ maximum achievable STI value.

28

The remaining 20% of the CEO’s maximum STI value is based on measures of customer service, employee opinion survey results and individual, measurable key performance indicators in line with business priorities determined by the Board.
The remaining 58.3% of the senior executives’ maximum achievable STI value is based on:
•	achievement of their respective business unit financial performance measures (33.3%);

•	key business unit customer service measures (12.5%); and

•	performance against individual, measurable key performance indicators (12.5%) which further support the improved operation of the business unit, as agreed with the CEO.
Each of these measures was chosen because the Board considers that it will drive company performance and shareholder returns.
The company secretary’s maximum achievable short term incentive value is based on Company measures (42.9%) of revenue growth, EBIT growth and customer retention, business unit measures (31.4%) of EBIT, cashflow and customer service and performance against individual priorities (25.7%).
Required performance levels
Each measure includes a gateway performance level, a target level, and a stretch target. This is illustrated in figure 4. The gateway must be reached before any value can be attributed to each measure. The target level of performance represents challenging but achievable levels of performance. Achievement of the stretch target requires significant performance above and beyond normal expectations and will result in significant improvement in key operational areas.
Figure 4: Performance level and value received

	% of STI received
Performance level	for financial	% of STI received for other
	measure	measure
Below target	0%	0%
Gateway	25%	33.3%
Above gateway	50%	66.7%
Stretch target	100%	100%*

*	Stretch targets are set at levels requiring a significant increase in performance which the board believes represent a major improvement for those performance measures.
The Board’s decision-making process
At the end of the financial year, the Board considers the Company’s audited financial results and the results of the other specific measures set by the Board and then assesses the executives’ performance against these measures and determines the amount of the STI payable based on performance against the plan.
The CEO is not involved in any of the decision-making relating to the STI payment to him.
Long-term incentive (LTI)
The Board annually invites the CEO and senior executives to participate in the LTI plan, which is designed to reward the creation of sustainable shareholder wealth over a 3-5 year period.

29

The equity instrument used to deliver the LTI, the performance measures and allocation levels are periodically reviewed by the Remuneration Committee and approved by the Board. This review and approval process is also in place for assessing the achievement against performance measures and determining whether the LTI equity has vested.
Components of the LTI: performance rights
The equity instrument used for the LTI has changed over time, and in the past has included options and restricted shares. The equity used in fiscal 2005 was “performance rights”, which are the right to acquire a Telstra share for nominal consideration when a specified performance measure is achieved. The performance rights are administered through the Telstra Growthshare Trust.
How the LTI is calculated at allocation
The number of performance rights allocated each year is based on the value calculated as a percentage of fixed remuneration as detailed in figure 3 above. To determine the number of performance rights allocated, the value of the LTI at the stretch performance level for each senior executive is divided by the volume weighted average price of Telstra shares over the 5 trading days before allocation.
The full market value of a Telstra share is used when we allocate performance rights. This differs from the accounting value under the executive remuneration table in figure 12, which reflects the amortised accounting valuation of these rights and any other LTI equity granted in prior years.
The value of the LTI at vesting
The actual value that an executive will receive will be determined by the number of equity instruments that vest upon achievement of the applicable performance measure multiplied by the market value of the shares at that time less any exercise price payable. This value is likely to be different from the values at allocation and the values disclosed in the remuneration table under figure 12.
Exercising performance rights
A performance right can only be exercised (that is, a share is delivered to the executive) when the specified performance measure is achieved. Where a right remains unexercised at the end of 5 years and 3 months from the allocation date, the right will lapse.
In general terms, if the CEO or a senior executive:
•	resigns and their performance rights are not yet exercisable, those rights will lapse;

•	retires or ceases employment due to death or total permanent incapacity, and their performance rights are not yet exercisable, those rights do not lapse and will be exercisable if the relevant performance measure is met;

•	is made redundant, and their performance rights are not yet exercisable, the number of unvested rights is adjusted to reflect the executive’s service period and will be exercisable if the relevant performance measure is met; or

•	ceases employment with Telstra for any other reason and their performance rights are not yet exercisable, the Board will decide whether those rights should lapse or remain available for exercise if the relevant performance hurdle is met.

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Performance measures
The Board approved a change to the LTI plan for fiscal 2005 allocations. Of the allocation, 50% will be subject to a Total Shareholder Return (TSR) performance measure, and 50% will be subject to a new performance measure based on our Earnings Per Share (EPS) growth. These measures operate independently so that if one measure is achieved only the rights subject to that measure will vest.
The introduction of dual performance measures combines a strong external market-based focus through share price growth and dividends (TSR), and an internal non-market-based measure aimed at driving improved Company results and the creation of shareholder wealth (EPS). These performance measures are widely accepted as key drivers of sustainable long-term organisational performance.
TSR performance measure
Rights under the TSR performance measure will vest if Telstra’s 30 day average TSR relative to the 30 day average TSR of the peer group ranks at or above the 50th percentile during the performance period. The performance period runs between the 3rd and 5th anniversary of allocation. The peer group comprises the companies in the S&P ASX200 index, excluding secondary securities and resource stocks from the Energy sector and Metal and Mining Industry, as defined under the S&P Global Industry Classification Standard (GICS).
If the 50th percentile is achieved in Quarter 1 of the performance period then vesting occurs on a linear vesting scale with 50% of the allocation vesting at a 50th percentile ranking (target) and 100% at a 75th percentile ranking (maximum) during the performance period. The 75th percentile represents the stretch target under the LTI plan.
If the 50th percentile is not achieved in Quarter 1 of the performance period then 50% of the allocation will lapse. The remaining 50% will vest if a ranking above the 50th percentile is subsequently achieved during the performance period.
Figure 5: Vesting schedule for TSR performance rights

Performance	TSR ranking	TSR ranking at	TSR ranking	TSR ranking at
	below 50th	50th percentile	between 50th	or above 75th
	percentile	(gateway)	and 75th	percentile
			percentile	(maximum)
Vesting	Nil	50%	Progressive	100%
vesting from
51% to 99%
EPS performance measure
For rights under the EPS performance measure in fiscal 2005, 50% of the allocation will vest if our EPS meets or exceeds the target performance level of 5% annual compound growth for the 3 years preceding the vesting date. If our EPS has grown annually by 10% compound for the same period, the remaining 50% allocation will vest. The 10% annual compound growth represents the stretch target under the LTI plan. A linear vesting scale operates for performance between 5% annual compound growth (gateway) and 10% annual compound growth (maximum). EPS is calculated in accordance with AASB 1027: “Earnings Per Share”.
Figure 6: Vesting schedule for EPS performance rights

Performance	EPS growth	EPS growth	EPS growth	EPS growth at or
	below 5%	at 5%	between	above 10%
		(gateway)	5% and 10%	(maximum)
Vesting	Nil	50%	Progressive	100%
vesting from 51%
to 99%

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Relationship between remuneration policy and the performance of Telstra

Telstra’s remuneration policy aims to achieve a link between the remuneration received by executives, increased earnings and the creation of shareholder wealth. The STI is focussed on achieving operational targets and the LTI is focussed on achieving long term growth in shareholder wealth.
Shareholder wealth
The total return to an investor over a given period consists of the combination of dividends paid, the movement in the market value of their shares over that period and any return of capital to shareholders, not including buy-backs. During fiscal 2005 the share price has fluctuated between a low of $4.63 and a high of $5.49.
Over the five years to 30 June 2005 we have increased our return to shareholders through dividends by 83% including special dividends. Our total dividends paid per share for the last five years are shown below.
Figure 7: Share price at year end and dividends paid per share for the last 5 years

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2005	30 June 2004	30 June 2003	30 June 2002	30 June 2001
Share Price ($)	5.06	5.03	4.40	4.66	5.38
Total dividends paid per share (¢)	33.0	25.0	26.0	22.0	18.0
Earnings Per Share (¢)	35.5	32.4	26.6	28.5	31.5
As part of our commitment to improve returns for shareholders, in fiscal 2004 we announced a capital management strategy whereby we will declare ordinary dividends of around 80% of normal profits after tax and return $1.5 billion per annum to shareholders through special dividends and/or share buy-backs each year through to fiscal 2007.
During the five years to 30 June 2005 we undertook two off-market share buy-backs as part of our capital management strategy, and all ordinary shares bought back were subsequently cancelled.
Figure 8: Share buy-backs

Date	Number of	Cost		Buy-back	Franked	Capital
	ordinary	Purchase	Transaction	price per	dividend	component
	shares bought	consideration	costs	share	component	per share
	back				per share
		$m	$m	$	$	$
24 Nov 2003	238,241,174	1,001	8	4.20	2.70	1.50
15 Nov 2004	185,284,669	750	6	4.05	2.55	1.50

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Earnings
Our company’s earnings over the five years to 30 June 2005 are summarised below.
Figure 9: Our 5-year earnings

	Year ending	Year ending	Year ending	Year ending	Year ending
	30 June 2005	30 June 2004	30 June 2003	30 June 2002	30 June 2001
	$m	$m	$m	$m	$m
Sales revenue	22,161	20,737	20,495	20,196	18,679
Net profit available to Telstra Corporation Limited shareholders	4,447	4,118	3,429	3,661	4,058
EBITDA	10,771	10,175	9,170	9,483	9,834
Relationship to executive remuneration
As specified in our remuneration policy, a significant proportion of the CEO and senior executives’ total remuneration is dependent on the achievement of specific short and long term measures.
Short term incentive
Financial measures represent 80% of the CEO and 41.7% of the senior executive short-term incentive plan for fiscal 2005 and therefore our financial performance directly impacts on the rewards received through the plan. The financial measures:
•	provide a strong correlation with our ability to increase shareholder’s returns;

•	have a direct impact on our bottom line; and

•	are measures over which the executives can exercise control.
The average STI received as a percentage of the maximum achievable payment for the CEO and senior executives for achievement of those short term measures is reflected in the table below.
Figure 10: Average STI payment as a % of maximum payment

	Year ending		Year ending	Year ending	Year ending	Year ending
	30 June 2005		30 June 2004	30 June 2003	30 June 2002	30 June 2001
STI received	54.6	%(1)	31.4%	41.1%	57.6%	31.7%

(1)	This includes both the cash and equity components. While the total equity component is included in determining the above percentage, the value of the rights to Telstra shares granted for the year ended 30 June 2005 will be reflected in remuneration over the next three years as the shares vest over their performance period.
The above calculation is made by aggregating the actual STI payments made to the CEO and senior executives for the financial year and dividing that by the aggregated maximum achievable payments for those same executives. The result is then expressed as a percentage of the maximum achievable STI payment.
Long term incentive
The actual remuneration value attributed to the CEO and senior executives under the LTI plans over the previous 5 years is reported applying the relevant accounting standards. However, as vesting of any equity allocated under the LTI plans is subject to external performance measures reflecting the dividends returned to shareholders and the movement in Telstra’s share price (except for the August 2004 plan which has an additional measure using EPS), the senior executives may or may not derive any value from these equity instruments.

33

As at 30 June 2005, the September 1999 plan did not meet the performance hurdle and all instruments had lapsed. The September 2000 plan is currently well below the required performance hurdle. If the performance hurdle is not achieved by 7 September 2005 these instruments will lapse.

The September 2001 plan did not meet the performance hurdle in the first quarter of the performance period and as a result half of all allocations lapsed. The performance hurdle for the 2001 plan was subsequently achieved in fiscal 2005 and the remaining half of the allocations vested.

The LTI plans allocated in fiscal 2003, 2004 and 2005 are yet to enter their respective performance periods but are also currently below the required performance hurdle.

Figure 11 provides a summary of the rewards received by the CEO and senior executives as a result of the LTI performance hurdles being achieved.
Figure 11: Instruments that have vested as a % of target

		Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001
% of allocation which has vested		50% of 2001 allocation	—	—	—	—
Number vested	Performance		—	—	—	—
	Rights	455,000
	Options	4,755,000	—	—	—	—
Number lapsed	Performance		—	—	—	—
	Rights and Restricted Shares	593,000
	Options	5,573,000	—	—	—	—
Details of senior executives’ remuneration

The total remuneration received by each executive, including an understanding of the various components of remuneration, is outlined in the tables below.
Figures 12, 13 and 14 detail the remuneration of our senior executives.
Figure 12 sets out the Primary, Post Employment and Equity remuneration received during the year as calculated under applicable accounting standards. Figure 13 sets out the details of the annual STI for fiscal 2005 and figure 14 sets out the annualised value of the CEO and senior executive allocations under the LTI plan.
Remuneration received in fiscal 2005
Telstra has chosen to disclose the remuneration of nine members of the senior leadership team on the basis that these nine have the greatest management authority within the Company delegated from the CEO. This also includes the CEO and the 5 highest paid executives in the Telstra Group as required under section 300A of the Corporations Act 2001.

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Figure 12: Senior executives’ remuneration

	Primary benefits				Post	Equity compensation		Total
					employment
	Salary &	Short term	Non-	Other (4)	Superan-	Annualised	Annualised
	fees (1)	incentive (2)	monetary (3)		nuation (5)	value of	value of LTI
						Deferred	equity (7)
						shares (6)
	($)	($)	($)	($)	($)	($)	($)	($)

Zygmunt E Switkowski (8)	1,830,900	1,961,000	24,357	—	101,850	725,912	2,045,313	6,689,332
— Chief Executive Officer
Bruce Akhurst (9) — Chief	927,664	523,600	11,893	—	177,086	196,141	732,594	2,568,978
Executive Officer, Sensis
Douglas Campbell —	941,394	310,600	10,149	—	88,356	196,141	732,354	2,278,994
Group Managing Director, Telstra Country Wide
David Moffatt — Group	1,133,165	248,300	18,781	400,000	11,585	220,968	801,183	2,833,982
Managing Director, Telstra Consumer & Marketing
Ted Pretty — Group	1,120,581	540,500	22,370	260,000	24,169	224,936	789,217	2,981,773
Managing Director, Telstra Technology, Innovation & Products
Michael Rocca — Group	735,791	416,600	9,817	—	140,459	145,754	401,479	1,849,900
Managing Director, Infrastructure Services
Bill Scales (10) — Group	681,167	428,700	9,635	—	117,583	121,946	326,788	1,685,819
Managing Director, Regulatory, Corporate & Human Relations
Deena Shiff (11)— Group	277,321	295,150	1,326	—	47,680	30,641	102,562	754,680
Managing Director, Telstra Wholesale
John Stanhope — CFO and	800,685	240,150	11,398	—	99,065	105,628	365,338	1,622,264
Group Managing Director, Finance & Administration
David Thodey — Group	966,890	206,200	8,375	—	52,360	176,235	560,447	1,970,507
Managing Director, Telstra Business & Government

TOTAL	9,415,558	5,170,800	128,101	660,000	860,193	2,144,302	6,857,275	25,236,229

(1)	Includes salary, salary sacrifice benefits (excluding salary sacrifice superannuation which is included under Superannuation) and fringe benefits tax.
(2)	Short-term incentive relates to the cash component only for performance in fiscal 2005 and is based on actual performance for Telstra and the individual. For the executives, other than Dr Switkowski and Mr Scales, the remaining 50% of the STI will be provided in the form of rights to Telstra shares in accordance with the STI equity plan. The value of the rights to Telstra shares granted for the year ended 30 June 2005 will be reflected in remuneration over the next 3 years as the shares vest over their performance period. STI payments to Dr Switkowski and Mr Scales will be paid as cash only as their employment relationship with Telstra ceases prior to the allocation of equity.
(3)	Includes the benefit of interest-free loans under TESOP97 and TESOP99 and the value of the personal use of products and services related to Telstra employment.
(4)	Includes payments made to executives for continued service with Telstra as part of their employment contract.
(5)	Represents company contributions to superannuation as well as any additional superannuation contribution made through salary sacrifice by executives.
(6)	The value included in deferred shares relates to the current year amortised value of unvested shares issued in fiscal 2003 and fiscal 2004 under the Deferred Remuneration Plan. No deferred shares were allocated in fiscal 2005 as the plan was discontinued. The value of each share is calculated by applying valuation methodologies as described in note 19 to the financial statements and is then amortised over three years.
(7)	The value represents the three different equity instruments detailed in figure 14. The executive only receives value if the performance hurdles are met.
(8)	Dr Switkowski was also an executive director and ceased employment with Telstra on 1 July 2005.
(9)	Mr Akhurst was appointed CEO, Sensis effective 1 January 2005. Prior to that Mr Akhurst was the Group Managing Director, Wholesale, Big Pond, Media and Sensis and Group General Counsel.
(10)	Mr Scales retires on 12 August 2005.
(11)	Ms Shiff was appointed Group Managing Director, Wholesale effective 1 January 2005. Prior to that, Ms Shiff was the Managing Director, Wholesale. In accordance with relevant accounting standards only remuneration from the date of Ms Shiff’s commencement as a Group Managing Director is included above.

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Short term incentive for 2005
With the exception of Dr Switkowski and Mr Scales, the values of the actual STI payment shown in figure 12 represent the 50% cash component. The remaining 50% of the STI payment will be provided as rights to Telstra shares through the annual STI equity plan. In accordance with the accounting standards the value of the STI equity will be amortised over the next three years following allocation. Figure 13 provides the full value, both cash and equity, which executives received through the STI plan in fiscal 2005.
Figure 13: STI for fiscal 2005

Name	Maximum	Actual STI (2)	% of the
	potential STI (1)	- both cash and	maximum
	- both cash and	equity components	potential (3)
	equity
	components
	($)	($)
Zygmunt E Switkowski	3,764,000	1,961,000	52.1%
Bruce Akhurst (4)	1,479,600	1,047,200	70.8%
Douglas Campbell	1,353,600	621,200	45.9%
David Moffatt	1,504,800	496,600	33.0%
Ted Pretty	1,504,800	1,081,000	71.8%
Michael Rocca	1,177,200	833,200	70.8%
Bill Scales	622,800	428,700	68.8%
Deena Shiff (5)	819,000	590,300	72.1%
John Stanhope	709,200	480,300	67.7%
David Thodey	1,364,400	412,400	30.2%

(1)	The Board may determine the minimum value of the short term incentive to be $nil where the performance fails to meet the specified threshold levels.

(2)	Short-term incentive relates to performance for the year ended 30 June 2005 and is based on actual performance for Telstra and the individual. Payment is provided in the form of 50% cash and 50% as rights to Telstra shares in accordance with the 2005 STI Equity plan. STI payments to Dr Switkowski and Mr Scales will be paid as cash only as their employment relationship with Telstra will cease prior to the allocation of equity.

(3)	Where the actual STI payment is less than the maximum potential, the difference is forfeited and does not become payable in subsequent years.

(4)	Mr Akhurst was appointed to the role of CEO Sensis effective 1 January 2005, but is still regarded as Group Managing Director level for remuneration purposes.

(5)	Ms Shiff was appointed to the role of Group Managing Director, Wholesale effective 1 January 2005.
Long term incentive valuations
The following table provides the amortised accounting value of all LTI equity instruments. This includes allocations made in fiscal 2001, 2002, 2003, 2004 and 2005. Although these values appear in figure 14, apart from the September 2001 plan, the executives have not derived any value from these instruments as at 30 June 2005.
During fiscal 2005 the restricted shares and options allocated in fiscal 2000 lapsed as the performance measure was not satisfied during the performance period. As a result, the value attributed to these instruments only reflects the notional value until 13 September 2004 when they lapsed.
Half of the performance rights and options allocated under the September 2001 plan lapsed because the performance measure was not met during the first quarter of the performance period. The minimum performance measure was achieved in a subsequent quarter and the remaining allocations of performance rights and options vested to the participants.
Allocations for fiscal 2002, 2003, 2004 and 2005 are also subject to performance measures and therefore the CEO and senior executives may or may not derive value from the allocations.

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Figure 14: Amortised accounting value of all LTI equity for the year ending 30 June 2005

	Amortised value of LTI equity allocations(1) (2)			Total
	Options (3) (4)	Performance rights (4)	Restricted shares(3)
	($)	($)	($)	($)
Zygmunt E Switkowski	772,731	1,191,643	80,939	2,045,313
Bruce Akhurst	345,383	354,173	33,038	732,594
Douglas Campbell	352,391	343,609	36,354	732,354
David Moffatt	380,380	390,643	30,160	801,183
Ted Pretty	387,991	396,424	4,802	789,217
Michael Rocca	141,424	248,585	11,470	401,479
Bill Scales	106,340	216,828	3,620	326,788
Deena Shiff	44,076	56,676	1,810	102,562
John Stanhope	134,511	218,175	12,652	365,338
David Thodey	241,368	319,079	—	560,447

(1)	The value of each instrument is calculated by applying option valuation methodologies as described in note 19 to the financial statements and is then amortised over the relevant vesting period. The values included in the table relates to the current year amortised value of all instruments. The valuations used in current year disclosures are based on the same underlying assumptions as the prior year.

(2)	Where a vesting scale is used, the table reflects the maximum achievable allocation .

(3)	The September 1999 plan failed to satisfy the performance measure during the performance period, and as a result all Restricted Shares and Options lapsed on 13 September 2004.

(4)	The September 2001 plan failed to satisfy the performance measure in the first quarter of the performance period. In accordance with the terms of the plan half the maximum potential allocation lapsed on 6 December 2004. The performance measure was subsequently achieved in the performance period and the remaining performance rights and options vested. As at 30 June 2005 no performance rights or options had been exercised by any participants.
CEO and senior executives’ outstanding equity-based instruments
The accounting value and actual number of the CEO and senior executives’ performance rights, restricted shares and options that were granted, exercised and lapsed in fiscal 2005 is detailed in figure 15 and 16. As the values shown in figure 15 represent the accounting value, the executive may not actually receive these amounts.
The value of lapsed instruments in figure 15 is based on the accounting value. This value is included to address our reporting obligations only. Where these instruments lapse, there is no benefit at all to the executive, and therefore no transfer of any equity or equity-related instrument. All instruments that have lapsed are subject to external performance hurdles (TSR), therefore no lapsing value is recorded in the following table in accordance with relevant accounting standards.
Figure 15: Value of equity-based performance rights granted, exercised and lapsed in fiscal 2005

					Aggregate
					granted,
					exercised and
			Exercised	Lapsed	lapsed
	Granted during period (1)		($)	($)	($)
		% of Total
	($)	Remuneration (2)
Zygmunt E Switkowski	1,747,446	26.1%	—	—	1,747,446
Bruce Akhurst	490,320	19.1%	—	—	490,320
Doug Campbell	448,098	19.7%	—	—	448,098
David Moffatt	498,492	17.6%	—	—	498,492
Ted Pretty	498,492	16.7%	—	—	498,492
Michael Rocca	391,575	21.2%	—	—	391,575
Bill Scales	362,292	21.5%	—	—	362,292
Deena Shiff (3)	170,250	22.6%	—	—	170,250
John Stanhope	410,643	25.3%	—	—	410,643
David Thodey	452,865	23.0%	—	—	452,865

(1)	This represents the accounting value at grant date of TSR and EPS performance rights granted in fiscal 2005.

(2)	Total remuneration is the sum of primary benefits, post employment benefits and equity compensation as detailed in figure 12.

(3)	Ms Shiff’s equity allocation under the annual LTI plan was made prior to her commencing as GMD Wholesale.

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The actual number of LTI instruments that were granted, exercised and lapsed in fiscal 2005 is set out below. Of the performance rights allocated in fiscal 2005 100% of the allocations were granted and none were forfeited, lapsed or vested during fiscal 2005. However, all unvested equity instruments may lapse in future years if performance hurdles are not met.
Figure 16: Number of equity-based instruments — granted, exercised and lapsed

							Vested but
			Granted				not
		Balance at	during	Exercised	Lapsed	Balance at	exercised
		1 July	period	during	during	30 June	during the
	Instrument	2004	(1)	period	period (2)	2005 (3)	period (4)
Zygmunt E Switkowski	Performance Rights	1,259,400	513,200	—	129,000	1,643,600	129,000
	Restricted shares	146,000	—	—	50,000	96,000	—
	Options	3,456,000	—	—	1,646,000	1,810,000	1.346,000
	Deferred shares	500,700	—	—	—	500,700	—
Bruce Akhurst	Performance rights	388,600	144,000	—	59,000	473,600	59,000
	Restricted shares	60,000	—	—	21,000	39,000	—
	Options	1,542,000	—	—	737,000	805,000	617,000
	Deferred shares	135,300	—	—		135,300	—
Doug Campbell	Performance rights	388,600	131,600	—	59,000	461,200	59,000
	Restricted shares	68,000	—	—	26,000	42,000	—
	Options	1,597,000	—	—	777,000	820,000	617,000
	Deferred shares	135,300	—	—	—	135,300	—
David Moffatt	Performance rights	446,200	146,400	—	71,000	521,600	71,000
	Restricted shares	40,000	—	—	—	40,000	—
	Options	1,630,000	—	—	740,000	890,000	740,000
	Deferred shares	152,400	—	—	—	152,400	—
Ted Pretty	Performance rights	446,200	146,400	—	—	592,000	—
	Restricted shares	21,000	—	—	21,000	—	—
	Options	1,722,000	—	—	120,000	1,602,000	—
	Deferred shares	155,100	—	—	—	155,100	—
Michael Rocca	Performance rights	251,200	115,000	—	25,000	341,200	25,000
	Restricted shares	22,000	—	—	9,000	13,000	—
	Options	640,000	—	—	315,000	325,000	262,000
	Deferred shares	100,600	—	—	—	100,600	—
Bill Scales	Performance rights	210,400	106,400	—	21,000	295,000	21,000
	Restricted shares	5,000	—	—	—	5,000	—
	Options	465,000	—	—	220,000	245,000	220,000
	Deferred shares	84,200	—	—	—	84,200	—
Deena Shiff	Performance rights	118,600	50,000	—	17,000	151,600	17,000
	Restricted shares	5,000	—	—	—	5,000	—
	Options	380,200	—	—	178,000	202,200	178,000
	Deferred shares	42,300	—	—	—	42,300	—
John Stanhope	Performance rights	192,400	120,600	—	23,000	290,000	23,000
	Restricted shares	25,000	—	—	11,000	14,000	—
	Options	616,000	—	—	306,000	310,000	241,000
	Deferred shares	73,200	—	—	—	73,200	—
David Thodey	Performance rights	345,200	133,000	—	51,000	427,200	51,000
	Restricted shares	—	—	—	—	—	—
	Options	1,068,000	—	—	534,000	534,000	534,000
	Deferred shares	121,600	—	—	—	121,600	—

(1)	Instruments granted during fiscal 2005 relate to the annual LTI plan.

(2)	No equity instruments granted during fiscal 2005 lapsed in fiscal 2005.

(3)	This represents the number of equity instruments which have not been exercised or lapsed as at 30 June 2005.

(4)	The number of instruments that vested during fiscal 2005 relate to the September 2001 LTI plan and had not been exercised at 30 June 2005.

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Contractual notice periods
The senior executives are employed under contracts without a fixed duration and may terminate their employment by agreement or, by providing 6 months notice. If an executive’s employment is terminated by Telstra for reasons other than misconduct, they are entitled to 6 months’ notice or payment in lieu of notice, and a termination payment equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.
Payments made to Dr Switkowski on ceasing employment with us
The CEO, Dr Zygmunt E Switkowski, ceased employment with the Company effective 1 July 2005. Under the terms of his employment contract Dr Switkowski was entitled to a termination payment of 12 months fixed remuneration which equated to $2,092,000.
In addition, he received payments for other entitlements and accrued benefits which he would have received regardless of ceasing employment on 1 July 2005 as follows:
•	Short-term incentive — $1,961,000, as detailed in figure 12.

•	Accrued leave — $1,059,526 representing all remaining leave due to him at the time his employment ceased, calculated at the fixed remuneration rate.
Dr Switkowski participated in the Deferred Remuneration and Long Term Incentive plans and was previously allocated equity instruments under these plans. On ceasing employment he retains the rights to the following instruments:
•	Deferred remuneration
Deferred remuneration was regarded as an element of “fixed” remuneration which was deferred. Dr Switkowski received allocations under this plan in 2002 and 2003. On ceasing with us he retained the right to his previous allocations which can be exercised at any time. Deferred shares not exercised before the expiration of the exercise period will lapse.

Number of deferred shares
Year of Plan	allocated
2002	249,100
2003	251,600
Total	500,700
•	Long-term incentive
Dr Switkowski retained the rights to the following equity instruments allocated during his employment under the long-term incentive plan.

Year	Instrument type	Allocations
2000	Restricted shares	96,000
2000	Options at $6.28 exercise price	464,000
2001	Performance rights	129,000
2001	Options at $4.90 exercise price	1,346,000
2002	Performance rights	498,200
2003	Performance rights	503,200
2004	TSR Performance rights	256,600
2004	EPS Performance rights	256,600

39

Performance rights and Options allocated under the September 2001 plan vested on 28 June 2005 and as a result may be exercised at any time after 1 July 2005. All other allocations are yet to meet the required performance hurdles and have not vested and as such no value can be derived from these instruments at this time. Allocations made under the September 2000 plan are currently well below the required performance hurdle. If the hurdle is not achieved by 7 September 2005 these instruments will lapse.
Appointment of Mr Solomon Trujillo
The Board undertook an international search to identify candidates for the role of CEO. We also received independent remuneration advice in developing an internationally competitive remuneration package.
As a result of this search, Mr Solomon D Trujillo was appointed CEO and executive director of Telstra effective 1 July 2005. The terms of his contract, which was disclosed in an ASX announcement on 9 June 2005, are summarised below.
Mr Trujillo receives:
•	A fixed remuneration package including salary, superannuation in accordance with legislation, salary sacrifice benefits and any applicable fringe benefits tax incurred by us to the value of $3,000,000 per annum;

•	a sign-on payment of $1,000,000 on commencement of his employment with us and pre-payment of 50% ($1,500,000) of his potential fiscal 2006 short-term incentive.
In addition, Mr Trujillo will have a substantial proportion of his potential remuneration delivered through the STI and the LTI plan.
•	Short-term incentive
The fiscal 2006 STI plan provides for rewards up to the value of 100% of his fixed remuneration ($3,000,000) subject to the achievement of personal targets set by the Board and incorporating significant company performance. The value of the fiscal 2006 STI payment will be reduced by $1,500,000, reflecting the pre-payment. The balance, if any, will be delivered as 50% cash and the other 50% will be provided as rights to our shares which will vest in equal amounts over the following 3 years.
•	Long-term incentive
Mr Trujillo will be invited to participate in our LTI plan. The remuneration value attributed to the LTI plan will be equivalent to 133 1/3% of fixed remuneration ($4,000,000) for achieving pre-determined maximum hurdles as defined by the Board. Achievement of these targets will require significant performance by the Company and a gateway target will need to be met in order to qualify for any equity. Failure to meet the gateway targets will result in no vesting of the performance rights. However, achievement of the gateway targets for the CEO will qualify performance rights to the value of 100% of fixed remuneration ($3,000,000) to vest. A linear scale exists for performance between the gateway targets and the pre-determined target hurdles. The weighting for achieving the maximum and gateway hurdles vary from those that applied to the CEO in 2004/2005 as described earlier in this report.
The above package provides for 30% to be paid as fixed remuneration. The balance is “at risk”, with the exception of the 50% pre-payment in the fiscal 2006 STI plan, and requires the achievement of significant performance milestones in order for Mr Trujillo to receive the maximum amount under the short-term and long-term incentive plans.

40

Termination arrangements
Mr Trujillo has been employed by us under a contract without a fixed duration and either party may terminate his employment by agreement, by providing 30 days written notice. If Mr Trujillo’s employment is terminated by us for reasons other than misconduct, he will receive, in addition to any payment in lieu of notice:
•	a termination payment of:
(a)	twenty four months fixed remuneration if the termination occurs within the first twelve months of employment; or

(b)	twelve months fixed remuneration if the termination occurs after the first twelve months of employment a pro-rata payment in respect of his participation in the STI plan for the year in which termination occurs.
•	a pro-rata payment in respect of his participation in the STI plan for the year in which termination occurs;

•	the rights to equity allocated through the LTI plan prior to termination subject to it achieving the respective performance hurdles in accordance with the terms of the plan; and

•	reimbursement of any taxation penalties that may occur in the event of an early return to the United States.

41

Telstra Corporation Limited FY 2005 Results Page 1
Telstra Corporation Limited FY 2005 Results John Stanhope Chief Financial Officer Page 2

1

FY05 Financial Highlights 3 Underlying Sales Revenue 3.7% Revenue3 Internet & IP Revenue 36%, Broadband SIO’s 1.74m Drivers3 Mobile Services Revenue 8.4%, SIOs 8.23m 3 Sensis Revenue 9.4% (ex 1234,TPG) 3 PSTN Revenue -3.4% Cost3 Underlying Operating Expenses 4.0% 3 Underlying EBITDA margin 49.4% 0.4% Performance 3 Increased connections and FOH volumes 3 On track to meet $800m cost reduction by FY06 Capital 3 Free Cash Flow growth 4.6% 3 Final Ordinary Dividend 14cps 8% Management 3 2nd Tranche of Capital Management program 3 Fully Franked Special Dividend 6cps, paid in 1H06 3 Intention to pay Fully Franked Special Dividend 6cps 2H06 Solid full year result and ongoing capital management Page 3
Reported Results ($ billions except EPS & DPS)FY 04 FY 05% D Sales Revenue 20.722.26.9 EBIT 6.6 7.06.8 PAT4.14.4 8.0 EPS (cents) 32.435.59.6 Ordinary DPS (cents)26.028.07.7 Free Cash Flow4.24.44.6 Growth in EPS & DPS Page 4

2

Underlying Results – Half Year Trends ($ billionsillions except Margin & EPS) 1H 05 % D 2H 05 % D FY 05 % D Sales Revenue 11.0 4.8 10.5 2.7 21.5 3.7 Domestic Sales Revenue10.2 4.59.7 2.4 19.9 3.5 Operating Expenses5.5 3.8 5.5 4.3 11.1 4.0 EBITDA 5.5 4.35.1 1.3 10.6 2.9 EBITDA Margin (%)50.1 (0.2) 48.6 (0.6) 49.4 (0.4) EBIT3.7 5.93.2 (0.2)6.9 3.0 PAT2.3 8.82.0 0.24.3 4.6 EPS (cents)18.5 11.4 16.3 1.7 34.8 6.7 Domestic Operating Capex1.8331.6 0.43.3 16 Free Cash Flow (excl acq’ ’’ ’s s) )) )2.2202.8 (8.1)4.9 2.3 Slower 2H operational performance Page 5
Underlying Sales Drivers Movement Drivers of $m Growth $mRevenue GrowthActual% 364Internet & IP solutions 1,37735.9 319Mobiles 4,1418.3 122Sensis (Adv & Directories) 1,4199.4 115Other Sales & Service 73318.6 109Pay TV26370.8 -37ISDN890(4.0) -69Specialised Data966(6.7) -275PSTN Voice7,709(3.4) Strong Growth in Mobiles, Internet & IP offsetting PSTN voice declines Page 6

3

Broadband Broadband Subscribers1,744Broadband Revenues $724m (000s) 1,233+74%$261m 888Wholesale $417m 806 611+83% $143m 508 379 Wholesale361$463m 245220856+69%Retail 121622$274m 57427 Retail 188 240 288 1H 03 FY 03 1H 04 FY 04 1H 05 FY 05FY 04FY 05 Bigpond ADSL SIOs 3 Greater market share in high value segments by speed 3 Improved service metrics despite higher volumes 1.5m 3 Migrating to higher speed/usage plans6% 38%56% Telstra driving industry growth512k256k Page 7
Mobiles Mobile RevenuesMobile ARPUs per month ($) +8.3%$4,141m80FY ARPUs $3,822mHandsetsPostpaid $59 $381m60 +8.2% $352mBlended $39 40 20Prepaid $12 0 Mobile ServicesQ2 04Q4 04Q2 05Q4 05 +8.4%$3,760m $3,470m 3 Mobile SIO growth 8% 3 Roaming volumes & price parity 3 Mobile Data +19% FY 04FY 053 Non SMS 16% of total 3 Blackberry Strong mobiles performance 3 Mobile Broadband in competitive market Page 8

4

Sensis – consistent growth story Revenue EBIT (standalone basis)(standalone basis) $798m Universal $1m $1,720m Universal $14m$49mTrading Post $1,450m$152m Trading Post$695m +9% $8m $44m10.5% $135m Online/Other $86m$112m DA/1234 $94m $246m$279m White Pages Core - Print Core $980m$1,028m Yellow Pages $687m$748m - Print FY 04FY 05FY 04FY 05 3 Growth in online & voice 3 Innovation continues to drive Print growth 3 Trading Post delivers EBITDA to expectations: $64m Commercial Search is the future for Sensis Page 9
PSTN Products $mSIO loss -3.4% 8,5003 2nd line cancellations 8,300More mobile only households $125m ($220m)3 PSTN 8,100 $7,984mChurn ($108m)PSTN 7,900($32m) ($31m) ($9m) $7,709m 3 Increased competitor activity 7,700Usage decline 7,500 3 Broadband uptake 7,300 3 Mobiles substitution 7,100 Yield erosion 6,900 3 Retail – package rewards 6,700 3 Business – competition 6,500 FY 04 Basic Local STD ID Fixed to VAS FY 05 Access CallsMobile Significant shift in call usage patterns Page 10

5

Underlying Operating Expenses +4.0%$11,074m $10,646mm($9m) $78mEquity Labour +5.0% Accounted 3 Salary increases $3,363mm $3,204mmlosses3 Increased field volumes 3 Greater front of house capability Goods & Services Purchased +11% 3 Satisfying customer demand $3,543m$3,941m3 Handset subsidies 3 International network volumes 3 Pay TV bundling Other operating exp.-1.1% $3,821m$3,779m3 Lower IT support costs 3 Improved credit management/bank costs 3 Lower plant & equipment sale costs FY 04FY 05 Cost growth driven by customer demand and competition Page 11
Cost Containment & Cost Drivers $ m Cumulative cost reduction – 3yr $800m 800Mobile Subscriber Acquisition & Recontract Costs Savings target 700200 600 500 Savings achievedBlended SARC’ ’’ ’s s 400100 300 200 1000 0Q1 05Q2 05Q3 05Q4 05 FY 04FY 05FY 06 3 $800m cost reduction on target Broadband Installation – Vols & Unit Cost 300100,000 3 Increased Broadband connections Installations trend (RHS) 3 Unit cost reductions200 50,000 3 Higher Mobile Subscriber Acquisition and 100 Recontracting costs due to competitionUnit Cost trend (LHS) 00 4 45 — 04 0 4- 0 4- 04- 05 — 0 5 — 05 — 05- 0 5 g — p — 0 t — 0r — 0 Targeted savings on trackJulAu Se Oc NovDecJanFebMarApMayJun but pressures remain Page 12

6

Improving Customer Satisfaction Retail Business – Calls answeredDays Broadband Connection Satisfaction 100%0.50%4010 0.40%Connection satisfaction (RHS) 75%30 Calls answered in 20 sec (LHS) 0.30% 50%20Cable connection time (LHS) 5 0.20% 25%10 % of Calls 15 mins (RHS)0.10% ADSL connection time (LHS) 0%0.00%00 44 4 5445 5 — 04 — 0 405- 0 5 0 50 5 l — 0v — 0 c — 0- 05r — 05- 0 4 — 04 — 0- 0 p — 04n — b — 0n -r — 0c — 04r — 0 n - Ju S e Oct D e Ja F e Ap JuA p JunO ctFeb A p J u A ugNoMar MayA ugD e Business & GovernmentRetail 9Customer satisfaction rating (0-10) 3 Improved FOH capacity Bigpond 3 Operational initiatives Business & Government 3 Greater sales force coverage 4 Q1 04Q4 05 Improved customer service is our top commercial priority Page 13
Underlying Depreciation & Amortisation Depreciation & Amortisation 2H05 growth 4% — increase driven by: 2.7%$3,708m3 Broadband demand $3,611m Goodwill $122m $120m AmortisationHigher WIP conversions $655m3 $619m Amortisationdue to delayed project close outs FY06 increases driven by: 3 3G network and spectrum $80m $2,872m Depreciation $2,931m 3 Higher FY06 Capex spend FY 04FY 05 FY06 increase of $200m-250m Page 14

7

Underlying Depreciation & Amortisation Depreciation & Amortisation 2H05 growth 4% — increase driven by: 2.7%$3,708m3 Broadband demand $3,611m Goodwill $122m $120m AmortisationHigher WIP conversions $655m3 $619m Amortisationdue to delayed project close outs FY06 increases driven by: 3 3G network and spectrum $80m $2,872m Depreciation $2,931m 3 Higher FY06 Capex spend FY 04FY 05 FY06 increase of $200m-250m Page 14
Key International Operations HK$mKey FinancialsNZ$m Standalone basisStandalone basis FY 05% DFY 05% D $4,3087.1%Total revenue$7163.5% $1,235-4.5%EBITDA$1603.4% $375-21%EBIT$216% 3 Pricing pressure remains intense3 Improving consumer/SME growth 3 High 3G subscriber acquisition costs3 Strengthened IT capabilities Hong Kong’ ’s ’’s Resale agreement allows leading mobile operatornationwide residential offering Page 16

8

Effective Capital Management Free Cash Flow (excl acq’ ’s ’’s) )) ) Dividendsper share Ordinary6 6 FY 05$4,944m Special3+8% CAGR FY 04$4,831m 13 13 14 14 11 11 12 12 FY 03$4,636m 1H 02 2H 02 1H 03 2H 03 1H 04 2H 04 1H 05 2H 05Capital Management Distributions Final ordinary dividend $1.7bSpecial 3Buyback 3 14 cps fully franked +8%TBA$750m$750m (Intention) 3 Special Dividend $750m $1.5b 3 6 cps fully franked$1b Paid with final -$750m$750m 3Oct 05 (declared) $2.5b 1H06 shareholder returnsFY 04FY 05FY 06FY 07 Page 17
Target Financial Parameters 1. Payout Ratio (Ordinary Dividends Declared)2. Gearing – Net Debt % %Weaker 55Weaker 100Target Zone 45 — 55% 50 Target Zone 80% 80 45 6040 40Stronger 35Stronger FY 00 FY 01 FY 02 FY 03 FY 04 FY 05FY 00 FY 01 FY 02 FY 03 FY 04 FY 05 Times 3. Interest Cover – EBITDA/ Net Int ExpT imes 4. Debt Servicing – Net Debt/EBITDA 15Stronger 2.0 Target Zone greater than 8 timesWeaker 1.7 10Target Zone 1.3 – 1.7 times 1.4 51.1 0.8 00.5Stronger Weaker FY 00 FY 01 FY 02 FY 03 FY 04 FY 05FY 00 FY 01 FY 02 FY 03 FY 04 FY 05 Target parameters provide flexibility for the future Page 18

9

FY 06 Outlook – business as usual Continued focus on customer service improvement PSTN remains under pressure, Broadband and Sensis to remain strong 3G and Business Improvement investment to drive higher Domestic Capex Increased D&A run rate Earnings will likely decline at the EBITDA and EBIT level Emphasis on free cash flow and capital returns to shareholders Outlook to be updated following strategic review Page 19
Telstra Corporation Limited FY 2005 Results Sol Trujillo Chief Executive Officer Page 20

10

11 August 2005
TELSTRA CHIEF OPERATIONS OFFICER APPOINTED
The Telstra Board today approved the appointment of Mr Greg Winn as Chief Operations Officer of Telstra Corporation.
Telstra Chief Executive officer Sol Trujillo said Mr Winn has more than 30 years experience in the telecommunications industry, with more than 10 years experience as a senior operations officer.
Mr Trujillo said: “This newly-created role is critical in driving improvement in our customer service delivery and in customer satisfaction and is the first major outcome of our ongoing strategic review of the business.
“The COO will have responsibility for all functions that are associated with the operations of Telstra’s business. We are bringing together all the people involved in delivering the infrastructure, service and systems which support the customer experience.”
Mr Trujillo also advised that Group Managing Director Telstra Technology Innovation and Product, Ted Pretty, had decided to leave the company on August 19.
“I sincerely regret Ted’s decision and thank him for his considerable contribution during his eight years at Telstra. Ted has kindly agreed to make himself available to Greg for any support he may want over the next six months,” he said.
Mr Trujillo said Michael Rocca will report to the COO and continue in his role of Group Managing Director Infrastructure Services and a member of the senior leadership team.
The new group under the COO, comprising about sixty per cent of Telstra’s staff, will include:
•	the networks (design, maintenance, repair and expansion of Telstra’s networks for all retail and wholesale customers);

•	Telstra’s information technology (all infrastructure platforms and applications including operational support systems and billing support systems);

•	all procurement-related activities, along with fleet and real estate;

•	all aspects of fault resolution;

•	all process improvement and productivity improvement activities;

•	all billing and credit management activities; and

•	new infrastructure ventures activities.
Mr Winn will also assume responsibility on an interim basis for Human Resources, given the retirement of Group Managing Director Mr Bill Scales.
The new COO group will comprise the existing Infrastructure Services and Telstra Technology, Innovation and Product business units, along with Corporate Services, Credit Management, Human Resources, the Productivity and Billing Directorates, the teams responsible for technology solutions, billing and process elsewhere in the organisation, and Telstra Wholesale’s New Ventures group.
Mr Trujillo said a new Program Office will be established and also report to the COO. Its mission will be to identify and prioritise opportunities for streamlining, implementing and co-ordinating all aspects of the company’s operations in order to deliver the best possible customer service.
Mr Winn began his career at US West, the regional telecommunications company based in Denver, as an installer/repairman and rose through the ranks holding positions of increasing responsibility in network services, engineering, corporate finance, marketing and sales.
As Executive Vice President, Retail Markets, he was responsible for US West’s largest retail marketing and sales group, comprising more than 13,000 employees and US$8 billion in revenues. In that role, Mr Winn was responsible for market performance in the consumer, small business, large business, government and payphone segments.
As Executive Vice President, Operations & Technologies of US West, he established and led major initiatives to increase productivity through systems improvements — everything from central office operations and billing systems to fleet management systems.
In that role, he was responsible for 30,000 employees and an annual budget of more than US$6 billion in capital and US$3.2 billion in expense.

His responsibilities included provisioning and maintenance, construction and engineering, central office operations, network reliability, advanced technologies, real estate management, fleet training, operations support and business controls.
His achievements included posting the best customer service results in five years, developing a “best-in-industry” employee training centre, reducing held orders from more than 18,000 a month to fewer than 400 a month, and deployment of a unique Centre for Customer Experience.
As US West’s Vice President, Consumer Sales and Customer Service, he was the manager in charge of achieving substantial improvements in the telco’s customer service and customer satisfaction metrics.
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Telstra Corporation Limited

ABN	33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr John Ralph

Date of last notice	15 July 2005

Date that director ceased to be director	11 August 2005
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
1,000      TLS Ordinary Shares

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Note: Provide details of the circumstances giving rise to the relevant interest

Mr John Ralph National Private Superannuation Fund	59,000 TLS Ordinary Shares

Growthshare Pty Ltd ATF Telstra DirectShare Plan	23,541 TLS Ordinary Shares
Part 3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Telstra Corporation Limited

ABN	33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Tony Clark

Date of last notice	25 February 2005

Date that director ceased to be director	11 August 2005
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
10,000      TLS Ordinary Shares

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Note: Provide details of the circumstances giving rise to the relevant interest

Growthshare Pty Ltd ATF Telstra DirectShare Plan	15,026 TLS Ordinary Shares

Park Avenue Investments Pty Ltd – Superannuation Fund	30,000 TLS Ordinary Shares
Part 3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

23 August 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appendix 3Y – Change in Directors’ Interest Notices
In accordance with the listing rules, I attach an announcement for release to the market.
The changes to the Directors’ indirect holdings in Telstra Growthshare Pty Ltd as trustee for the Telstra DirectShare Plan represent an allocation of Telstra Shares to Directors on 19 August 2005 under the DirectShare plan.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES MACEK

Date of last notice	26 FEBRUARY 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder)	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE
Note: Provide details of the circumstances giving rise to the relevant interest.	PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN.

Date of change	19 AUGUST 2005

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 42,005

Class	ORDINARY

Number acquired	2,533

Number disposed	NIL

Value/Consideration	$12,110

Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 44,538

Nature of change	ALLOCATION OF TELSTRA SHARES

Example: on-market trade, off-market trade, exercise of	UNDER THE DIRECTSHARE PLAN.
options, issue of securities under dividend reinvestment
plan, participation in buy-back
Part 2 — Change of director’s interests in contracts

NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BELINDA HUTCHINSON

Date of last notice	26 FEBRUARY 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	19 AUGUST 2005

No. of securities held prior to change	DIRECT – 37,111 INDIRECT – 29,996

Class	ORDINARY

Number acquired	2,293

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,962

No. of securities held after change	DIRECT – 37,111 INDIRECT – 32,289
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.
Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
     Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CATHERINE LIVINGSTONE

Date of last notice	26 FEBRUARY 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	19 AUGUST 2005

No. of securities held prior to change	DIRECT – 10,400 INDIRECT – 18,184

Class	ORDINARY

Number acquired	2,373

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,345

No. of securities held after change	DIRECT – 10,400 INDIRECT – 20,557
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.
Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FLETCHER

Date of last notice	21 MARCH 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	19 AUGUST 2005

No. of securities held prior to change	DIRECT – NIL INDIRECT – 52,934

Class	ORDINARY

Number acquired	4,183

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19,998

No. of securities held after change	DIRECT – NIL INDIRECT – 57,117
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.
Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD MCGAUCHIE

Date of last notice	26 FEBRUARY 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	19 AUGUST 2005

No. of securities held prior to change	DIRECT – NIL INDIRECT – 41,445

Class	ORDINARY

Number acquired	6,442

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,799

No. of securities held after change	DIRECT – NIL INDIRECT – 47,887
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.
Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STOCKER

Date of last notice	26 FEBRUARY 2005
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	19 AUGUST 2005

No. of securities held prior to change	DIRECT – 800 INDIRECT – 89,067

Class	ORDINARY

Number acquired	2,875

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,745

No. of securities held after change	DIRECT – 800 INDIRECT – 91,942
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.
Part 2 – Change of director’s interests in contracts
NIL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration
Title: Company Secretary

Date: 31 August 2005